As filed with the Securities and Exchange Commission on October 18, 2013

Registration No. 333-191015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

to

FORM S-11

FOR REGISTRATION UNDER

THE SECURITIES ACT OF 1933 OF SECURITIES

OF CERTAIN REAL ESTATE COMPANIES

AMERICAN HOMES 4 RENT

(Exact name of registrant as specified in governing instruments)

30601 Agoura Road, Suite 200

Agoura Hills, California 91301

(805) 413-5300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sara H. Vogt-Lowell

Senior Vice President and Chief Legal Officer

American Homes 4 Rent

30601 Agoura Road, Suite 200

Agoura Hills, California 91301

(805) 413-5300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James E. Showen G. Allen Hicks Hogan Lovells US LLP 555 Thirteenth Street N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	William J. Cernius Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Phone: (714) 540-1235 Facsimile: (714) 755-8290

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Series A participating preferred shares of beneficial interest, $0.01 par value per share (“Series A Participating Preferred Shares”)	$126,500,000	$17,053.20
Class A common shares of beneficial interest, $0.01 par value per share (“Class A Common Shares”)	(2)	—

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”). The Company is filing this pre-effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-191015) filed on September 5, 2013, as amended, to increase the proposed maximum dollar value of securities being registered. The Company is registering an additional $11,500,000 of Series A participating preferred shares of beneficial interest and incurring additional registration fees of $1,481.20.
(2)	We are registering 7,996,208 Class A Common Shares, which may be issuable upon conversion of the Series A Participating Preferred Shares at an assumed conversion ratio equal to the $25.00 public offering price of the Series A Participating Preferred Shares divided by the $15.82 closing price of our Class A Common Shares on the New York Stock Exchange on October 17, 2013. Pursuant to Rule 457(i) under the Securities Act, there is no filing fee payable with respect to the Class A Common Shares issuable upon conversion of the Series A Participating Preferred Shares because no additional consideration will be received in connection with any conversion.

PROSPECTUS

4,400,000 SHARES

5.000% SERIES A PARTICIPATING PREFERRED SHARES

American Homes 4 Rent is an internally managed Maryland real estate investment trust, or REIT, focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We are selling 4,400,000 shares of our 5.000% Series A participating preferred shares of beneficial interest, $0.01 par value per share, or our Series A Participating Preferred Shares. This is the original issuance of our Series A Participating Preferred Shares. The following is a summary of key terms of the Series A Participating Preferred Shares:

Liquidation Preference and Home Price Appreciation Amount. The Series A Participating Preferred Shares have an initial liquidation preference of $25.00 per share, or the initial liquidation preference, that may be increased by an additional Home Price Appreciation Amount, or the HPA Amount, that takes into account the cumulative change in value from June 30, 2013 of an index tracking the purchase prices of single-family homes located in our top 20 markets, by estimated total investment, as of July 31, 2013 and a constant investor participation percentage of 50%. The HPA Amount will be subject to a cap as described below and will become fixed and cease to accrue on and after September 30, 2020.

Dividends. We will pay quarterly cumulative dividends, in arrears, on our Series A Participating Preferred Shares from and including the date of original issuance on the last day of each March, June, September and December. The first dividend is scheduled to be paid on December 31, 2013 to record holders as of December 15, 2013. The dividend rate of 5.000% per annum will be applied to the initial liquidation preference from the issue date to but excluding September 30, 2020. Thereafter, a dividend rate of 10.000% per annum will be applied to the initial liquidation preference plus the HPA Amount.

Redemption at Our Option. After September 30, 2017, we may redeem for cash all but not less than all of the Series A Participating Preferred Shares by paying the liquidation preference (including any HPA Amount), plus any accrued and unpaid dividends, to, but excluding, the redemption date.

Conversion at Our Option. After September 30, 2017, we may convert all but not less than all of the Series A Participating Preferred Shares into our Class A common shares of beneficial interest, $0.01 par value per share, or our Class A common shares, using a conversion ratio per Series A Participating Preferred Share equal to (i) the sum of the initial liquidation preference and the HPA Amount, plus any accrued and unpaid dividends to, but excluding, the conversion date (to occur on the fourth business day following the notice of conversion), divided by (ii) the one-day volume-weighted average trading price, or the VWAP, of our Class A common shares on the New York Stock Exchange, or NYSE, as reported by Bloomberg, if available, on the date the notice of conversion is issued.

Cap. Until September 30, 2020, the amount payable upon any redemption, conversion or liquidation event will be subject to a cap such that the total internal rate of return when considering the initial liquidation preference, the HPA Amount and all dividends (whether paid or accrued) on the Series A Participating Preferred Shares will not exceed 9.0%.

Change of Control. If there is a Change of Control (as defined), holders of Series A Participating Preferred Shares will have certain conversion rights, subject to our right to redeem the Series A Participating Preferred Shares.

No current market exists for our Series A Participating Preferred Shares. We intend to apply to list the Series A Participating Preferred Shares on the NYSE under the symbol “AMHPRA.”

We are an “emerging growth company” under the U.S. federal securities laws and are subject to reduced public company reporting requirements. Investing in our Series A Participating Preferred Shares involves risks. See “Risk Factors” beginning on page 32 for factors you should consider before investing in our Series A Participating Preferred Shares.

	Per Share	Total
Public offering price	$25.00	$110,000,000
Underwriting discounts and commissions(1)	$1.25	$5,500,000
Proceeds, before expenses, to us	$23.75	$104,500,000

(1)	We refer you to “Underwriting” beginning on page 251 of this prospectus for additional information regarding underwriter compensation.

We have granted the underwriters an option to purchase up to an additional 660,000 Series A Participating Preferred Shares from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Series A Participating Preferred Shares through The Depository Trust Company on or about October 25, 2013, which is the fifth business day following the pricing of this offering.

Raymond James	Jefferies

Prospectus dated October 18, 2013

Atlanta, GA

Chicago, IL

Cincinnati, OH

Columbus, OH

Dallas, TX

Phoenix, AZ

AMERICAN Homes 4 Rent

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or other information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of their respective dates or on the date or dates that such information is presented. Our business, financial condition, results of operations, and prospects may have changed since those dates.

i

Market, Industry and Other Data

We disclose estimates, forecasts and projections throughout this prospectus, in particular in the sections entitled “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Our Business and Properties.” We have obtained a significant amount of this information from a market study prepared for us in June 2013 by John Burns Real Estate Consulting, or JBREC. We paid JBREC a total fee of $44,730 for that market study. Such information is included in this prospectus in reliance on JBREC’s authority as an expert on such matters. The estimates, forecasts and projections prepared by JBREC are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. No assurance can be given regarding the accuracy or appropriateness of the assumptions and judgments made, or the methodologies used, by JBREC. There is no assurance that any of the forecasted or projected outcomes will be achieved, and investors should not unduly rely on them. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations. See “Experts.”

In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been derived from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. We believe that this data is generally reliable, but we have not independently verified this information.

Certain Terms Used in This Prospectus

Unless the context otherwise requires or indicates, we define certain terms in this prospectus as follows:

“We,” “our company,” “the Company,” “the REIT,” “our” and “us” refer to American Homes 4 Rent, a Maryland real estate investment trust, and its subsidiaries taken as a whole (including our operating partnership and its subsidiaries).

“Our operating partnership” refers to American Homes 4 Rent, L.P., a Delaware limited partnership, and its subsidiaries taken as a whole.

“AH LLC” refers to American Homes 4 Rent, LLC, a Delaware limited liability company formed by B. Wayne Hughes, our founder and chairman of our board of trustees.

“Alaska Joint Venture” refers to an investment vehicle between AH LLC and the Alaska Permanent Fund Corporation, acting for and on behalf of the funds that the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest, or APFC.

“Alaska Joint Venture Acquisition” refers to our operating partnership’s acquisition of the Alaska Joint Venture on June 11, 2013. Unless the context otherwise requires or indicates, all references to our business, our portfolio and our acquisition and management activities reflect the completion of the Alaska Joint Venture Acquisition. See “Certain Relationships and Related Party Transactions” for more information on the Alaska Joint Venture Acquisition.

“Our former manager” refers to our former external manager and advisor, American Homes 4 Rent Advisor, LLC, a Delaware limited liability company previously wholly owned by AH LLC, that became wholly owned by us following the Management Internalization.

“Our former property manager” refers to American Homes 4 Rent Management Holdings, LLC, a Delaware limited liability company previously wholly owned by AH LLC, that became wholly owned by us following the Management Internalization.

“AH LLC Portfolio” refers to the 2,770 single-family homes that we purchased from AH LLC on February 28, 2013.

ii

“Acquisition cost” means:

•

with respect to single-family homes in the AH LLC Portfolio, AH LLC’s actual purchase price of the property (including closing and other title or escrow costs), without giving effect to the $491.7 million maximum agreed upon valuation of the AH LLC Portfolio under the terms of the contribution agreement pursuant to which we acquired the portfolio.

•	with respect to all other single-family homes, the actual purchase price of the property (including broker commissions and closing costs) plus a 5% acquisition fee.

“Concurrent private placements” refer to AH LLC’s purchase of $50 million of our Class A common shares and APFC’s purchase of $25 million of our Class A common shares in private placements. The concurrent private placements closed on the same day as our initial public offering.

“Estimated renovation costs” refer to the costs incurred or expected to be incurred in preparing the property for rent plus a 5% renovation fee payable to AH LLC. Estimated renovation costs represent the total costs to renovate a property to prepare it for rental. These costs typically include paint, flooring, appliances, blinds and landscaping.

“Estimated total investment” means the sum of the property’s acquisition cost plus its estimated renovation costs payable to AH LLC.

“Management Internalization” refers to our operating partnership’s acquisition of our former manager and our former property manager from AH LLC on June 10, 2013, at which time all administrative, financial, property management and marketing and leasing personnel, including executive management became our fully dedicated personnel. Acquisition and renovation personnel remain personnel of AH LLC but are exclusively dedicated to us until December 10, 2014. Unless the context otherwise requires or indicates, all references to our business, our portfolio and our acquisition and management activities reflect the completion of the Management Internalization and include the acquisition and management activities of AH LLC, our former manager and our former property manager. See “Certain Relationships and Related Party Transactions” for more information on the Management Internalization.

“RJ joint ventures” refers to two investment vehicles with accredited investors identified by Raymond James & Associates, Inc. in which we own an approximately one-third interest.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Therefore, you should read the entire prospectus carefully, including, in particular, the “Risk Factors” section beginning on page 32 of this prospectus, as well as the financial statements and related notes included elsewhere in this prospectus.

Overview

We are an internally managed Maryland real estate investment trust, or REIT, focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We commenced operations in November 2012 to continue the investment activities of AH LLC, which was founded by our chairman, B. Wayne Hughes, in 2011 to take advantage of the dislocation in the single-family home market. Mr. Hughes has over 40 years of experience in the real estate business and a successful track record as co-founder and former chairman and chief executive officer of Public Storage, a REIT listed on the New York Stock Exchange, or the NYSE. We have an integrated operating platform that consists of approximately 270 personnel dedicated to property management, marketing, leasing, financial and administrative functions. Our acquisition and renovation functions are performed by AH LLC, to whom we will continue to pay an acquisition and renovation fee through December 2014.

As of July 31, 2013, we owned 19,825 single-family properties for an estimated total investment of $3.4 billion and had an additional 458 properties in escrow that we expected to acquire, subject to customary closing conditions, for an estimated total investment of $76.3 million. As of July 31, 2013, we owned properties in selected sub-markets of metropolitan statistical areas, or MSAs, in 22 states, and we continually evaluate potential new target markets that fit our underwriting criteria and are located where we believe we can achieve sufficient scale for internalized property management.

We intend to become a leader in the single-family home rental industry by aggregating a geographically diversified portfolio of high quality single-family homes and developing “American Homes 4 Rent” into a nationally recognized brand that is well-known for quality, value and tenant satisfaction and is well respected in our communities. Our objective is to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation.

We intend to use the net proceeds of this offering to continue to acquire and renovate single-family properties, including certain escrow properties, and to repay indebtedness we have incurred or expect to incur under our credit facility. In addition to single-family properties, we also may seek to invest in condominium units, townhouses and real estate-related debt investments. Our investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, we may pursue bulk acquisitions from financial institutions, government agencies and competitors.

We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2012, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

Our Properties

The table below summarizes certain information with respect to our properties as of July 31, 2013.

Our Properties(1)

	Properties		Estimated Total Investment(2)(3)		Estimated Total Book Value(3)(4)		Average per Property
	Units	% of Total	$ millions	Avg. per Property	$ millions	Avg. per Property	Square Footage	Property Age (years)
Indianapolis, IN	1,718	8.7%	$252.1	$146,731	$246.1	$143,234	1,870	11.6
Dallas-Fort Worth, TX	1,660	8.4%	269.9	162,603	262.2	157,927	2,209	10.2
Greater Chicago area, IL and IN	1,361	6.9%	218.0	160,165	206.7	151,845	1,855	12.4
Atlanta, GA	1,216	6.1%	214.2	176,147	195.3	160,584	2,168	13.2
Houston, TX	1,027	5.2%	179.2	174,472	179.2	174,472	2,295	9.6
Cincinnati, OH	1,005	5.1%	173.7	172,834	169.4	168,545	1,848	11.9
Phoenix, AZ	960	4.8%	149.6	155,883	139.4	145,196	1,812	11.3
Jacksonville, FL	892	4.5%	135.6	151,974	131.7	147,635	1,924	9.8
Charlotte, NC	877	4.4%	152.0	173,271	146.8	167,376	1,948	10.6
Nashville, TN	869	4.4%	181.4	208,743	173.9	200,155	2,193	9.5
All Other(5)	8,240	41.6%	1,474.7	178,973	1,435.1	174,166	1,913	10.9

Total / Average	19,825	100.0%	$3,400.4	$171,519	$3,285.7	$165,733	1,972	11.0

(1)	Includes 377 properties owned by the RJ joint ventures in which we hold an approximate one-third interest.
(2)	For properties that we acquired directly, Estimated Total Investment represents our actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee, if applicable. Estimated renovation costs represent the total costs we have incurred or expect to incur to renovate a property to prepare it for rental. These costs typically include paint, flooring, appliances, blinds and landscaping. Estimated Total Investment differs from Estimated Total Book Value only with respect to the properties contributed by AH LLC. For properties contributed by AH LLC, Estimated Total Book Value is an estimate of the properties’ GAAP book value, which includes estimates for renovation costs we expect to incur. These properties were recorded at the net book value of AH LLC as of the date of contribution. See note 3 below. GAAP means U.S. generally accepted accounting principles.
(3)	Estimated Total Investment and Estimated Total Book Value each include estimated renovation costs in the aggregate of approximately $204 million, approximately $168 million of which represents actual renovation costs incurred through July 31, 2013 and approximately $36 million of which represents estimated remaining costs we expect to incur as of that date to prepare these properties for rental. Estimated renovation costs typically include paint, flooring, appliances, blinds and landscaping.
(4)	Estimated Total Book Value represents the estimated book value on a GAAP basis of all properties. In the case of AH LLC’s contribution of properties to us, for GAAP purposes these transactions are considered to be transactions between entities under common control under the provisions of the Accounting Standards Codification, or ASC, 805, Business Combinations. As a result, these properties have been reflected at the net carrying cost of AH LLC. For the properties acquired from the Alaska Joint Venture, the $904.5 million purchase price has been allocated among the properties in accordance with GAAP. For all other properties, Estimated Total Book Value represents the actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee, if any.
(5)	Represents 34 markets in 18 states.

The table below summarizes certain information with respect to properties in escrow as of July 31, 2013.

Properties in Escrow(1)

	Properties in Escrow				Estimated Total Investment(2)
Market	Units	% of Total	Avg. Sq.Ft.	Avg. Age (years)	$ millions	Avg. per Property
Cincinnati, OH	55	12.0%	1,882	12.1	$8.5	$154,842
Columbus, OH	50	10.9%	1,839	12.3	$6.9	138,878
Raleigh, NC	32	7.0%	1,955	9.1	$4.8	149,401
Charlotte, NC	28	6.1%	2,038	11.1	$4.3	153,718
Houston, TX	24	5.2%	2,698	9.9	$4.9	204,433
Chicago Area, IL and IN	23	5.0%	1,933	13.9	$4.0	175,339
Indianapolis, IN	21	4.6%	2,014	11.8	$3.2	153,743
Nashville, TN	17	3.7%	2,202	7.2	$3.3	195,829
Dallas-Fort Worth, TX	17	3.7%	2,136	12.2	$2.9	167,735
Columbia, SC	15	3.3%	1,983	4.9	$2.2	146,847
All Other(3)	176	38.4%	1,892	9.7	$31.2	177,404

Total / Average	458	100.0%	1,971	10.5	$76.3	$166,636

(1)	Includes properties in escrow subject to customary closing conditions. Does not include properties in escrow subject to lender approval. Properties in escrow are typically not occupied at the closing date.
(2)	Estimated Total Investment represents our actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee. Estimated renovation costs represent the total costs we expect to incur to renovate a property to prepare it for rental. These costs typically include paint, flooring, appliances, blinds and landscaping.
(3)	Represents 24 markets in 14 states.

Between July 31, 2013 and August 31, 2013, we acquired approximately 846 properties with an estimated total investment of $124.9 million. Additionally, between August 31, 2013 and September 20, 2013 (the latest practicable date before the commencement of this offering), we acquired approximately 468 properties with an estimated total investment of $69.2 million (including properties in escrow as of September 20, 2013). Approximately 65% of these properties acquired between July 31, 2013 and September 20, 2013 were purchased in foreclosure auctions and the balance through other acquisition channels. At September 20, 2013, we had approximately 355 properties in escrow with an estimated total investment of $56.2 million. The level of purchases for the entire month of September 2013 should not be extrapolated from this partial month information as acquisition activity tends to be higher at the beginning of a month.

Industry Overview and Market Opportunity

Residential housing is the largest real estate asset class in the United States with a size of approximately $17.7 trillion, according to the 2012 fourth quarter Federal Reserve Flow of Funds release. Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing. While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators, including our company, seeking to efficiently acquire large numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

After nearly a decade of solid home price appreciation from 1998 to 2006, which we believe in many markets was in excess of underlying fundamentals, a significant over-correction has occurred in the pricing of the single-family housing sector. Home prices declined approximately 35% in some of the largest U.S. housing markets (as measured by the not-seasonally adjusted CoreLogic/Case-Shiller Composite 20 Home Price Index from its peak on July 1, 2006 to its trough on March 1, 2012). While prices have begun to recover, with a 5% recovery of the 30% peak to trough correction nationally per JBREC’s Burns Home Value Index, we believe that a substantial number of non-performing loans, or NPLs, will need to be resolved over the next five years, including through foreclosure, short sale or conversion through a bank deed-for-lease program. As a result, we believe there may be the opportunity for experienced and well-capitalized operators to acquire large volumes of single-family rental homes at attractive pricing.

Over the past two years, the U.S. rental housing market has begun a sustained recovery. In many markets, rental vacancies have fallen and rents have risen, even in areas hardest hit during the housing and economic downturn.

The drop in home prices during the economic downturn, constraints on mortgage lending, job volatility requiring greater geographic mobility, economic uncertainty, evolving demographics and expanded rental options are changing the way many Americans live. Many people, who in the past might have become homeowners, are instead becoming long-term renters of single-family homes. According to JBREC, for every 1.0% decline in the homeownership rate, the occupants of approximately 1.1 million homes become prospective tenants. The U.S. Census Bureau reports the national homeownership rate was 65.0% in the first quarter of 2013, which is down from a peak of 69.2% in the fourth quarter of 2004. JBREC believes that the homeownership rate will continue to decrease through 2015 and overcorrect at approximately 63%, before increasing again towards the historical average of 65.4%.

There has been an over-correction in housing prices in certain housing markets. As the economy slowly strengthens and the housing market returns to long-term pricing norms, or reverts to mean pricing levels, we believe there is the potential for home price appreciation.

Our Competitive Strengths

We believe that the following strengths enable us to implement our business and growth strategies and compete effectively in the single-family home rental market. For more information, see “Our Business and Properties—Our Competitive Strengths.”

•

Experienced and tenured management team. We believe the significant experience, expertise and relationships of our executive team drive our business and growth. Our executive team, headed by Mr. Hughes, our Chairman, David Singelyn, our Chief Executive Officer, Jack Corrigan, our Chief Operating Officer, and Peter Nelson, our Chief Financial Officer, each of whom is a former executive of Public Storage, has a successful track record of managing and growing a publicly traded REIT through all stages of the real estate investment cycle. Among other executive positions they have held, Mr. Singelyn was treasurer of Public Storage and was chief executive officer of Public Storage Canadian Properties, or Public Storage Canada, a real estate company previously listed on the Toronto Stock Exchange, and American Commercial Equities, LLC, or ACE; Mr. Corrigan was the chief financial officer of PS Business Parks, a NYSE-listed REIT; and Mr. Nelson was the chief financial officer of Lennar Partners, Inc. and Alexandria Real Estate Equities, Inc., a NYSE-listed REIT.

•

Large, diversified portfolio of high-quality properties. As of July 31, 2013, we owned 19,825 single-family properties concentrated in select sub-markets of MSAs within 22 states. These homes are located in neighborhoods of cities that we believe remain desirable places to live, despite significantly impacted home prices. In addition, we continually evaluate potential new markets across the country.

We are focused on acquiring homes with a number of key property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) a range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. We target areas with above average median household incomes, well-regarded school districts and access to desirable lifestyle amenities. We believe that homes in these areas will attract tenants with strong credit profiles, produce high occupancy and rental rates and generate long-term property appreciation. Not all of the homes that we may acquire will meet all of these criteria, especially if acquired as part of a bulk purchase.

Monthly Acquisition, Renovation and Leasing Rates

(As of July 31, 2013)

•

Demonstrated property acquisition track record and processes. Since its inception in June 2011, AH LLC has developed an effective acquisition process, supported by analytics and dedicated personnel within our target markets, that is capable of efficiently deploying large amounts of capital. Through July 31, 2013, AH LLC and its affiliates had acquired 19,937 properties (including our 19,825 properties) with an estimated total investment exceeding $3.4 billion and had approximately 458 properties in escrow. The level of our acquisition activity will fluctuate because it depends on the number of suitable investments, as well as on the level of funds available for investment.

•

Substantial Renovation Capabilities. AH LLC has an in-house team of approximately 176 dedicated personnel to oversee the renovation process. This team focuses on renovating our homes to meet our quality standards prior to leasing. We estimate that AH LLC generally completes property renovations within approximately 90 days after a property is available for renovation. From January 1 to July 31, 2013, we completed renovations on 10,350 properties, 1,695 of which were completed in June and 1,828 of which were completed in July.

•

Institutional quality management platform and systems. Our management platform and systems are fully integrated with AH LLC’s acquisition and renovation platform to ensure oversight and coordination of our key functions, including acquisitions, renovations, leasing, property management and accounting. We have developed an extensive property management infrastructure with modern systems and technology, dedicated personnel and local offices in certain of our target markets. Our property management personnel maintain a disciplined focus on controlling costs, driving occupancy and maximizing rental rates through all phases of our properties’ lifecycles.

As of July 31, 2013, we had approximately 11,753 leased properties, including leases on properties for which we have completed renovations and leases existing at the date of acquisition. The following table summarizes our leasing experience as of July 31, 2013.

Our Leasing Experience

	Number of Properties(1)				30+ Days Occupancy %(5)	90+ Days Occupancy %(6)	Average Annual Scheduled Rent Per Property
	Not Rent Ready	Leased(2)	Available for Rent 30+ Days(3)	Available for Rent 90+ Days(4)
Dallas-Fort Worth, TX	490	966	995	972	97%	99%	$17,444
Indianapolis, IN	454	938	996	954	94%	98%	14,600
Greater Chicago area, IL and IN	697	428	473	449	90%	95%	19,140
Atlanta, GA	177	904	942	926	96%	98%	15,919
Houston, TX	296	482	528	495	91%	97%	17,923
Phoenix, AZ	369	691	745	731	93%	95%	13,142
Cincinnati, OH	98	511	548	533	93%	96%	16,868
Jacksonville, FL	135	539	552	542	98%	99%	15,386
Nashville, TN	161	594	615	605	97%	98%	17,848
Charlotte, NC	204	428	516	433	83%	99%	15,371
All Other(7)	2,474	3,842	4,604	4,040	83%	95%	16,679

Total / Average	5,555	10,323	11,514	10,680	90%	97%	$16,374

(1)	Includes single-family properties acquired in the Alaska Joint Venture Acquisition on June 11, 2013.
(2)	Includes leases on properties for which we have completed renovations and excludes 1,430 leases with tenants existing at the date of acquisition.
(3)	Available for Rent 30+ Days represents the number of properties that have been leased after we have completed renovations or are available for rent (i.e., “rent-ready”) for a period of greater than 30 days.
(4)	Available for Rent 90+ Days represents the number of properties that have been leased after we have completed renovations or are available for rent (i.e., “rent-ready”) for a period of greater than 90 days.
(5)	Occupancy percentage is computed by dividing the number of leased properties by the number of properties available for rent 30+ days.
(6)	Occupancy percentage is computed by dividing the number of leased properties by the number of properties available for rent 90+ days.
(7)	Represents 30 markets in 18 states.

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Substantial alignment of interests of AH LLC and management with our shareholders. Through the Management Internalization, our operating partnership acquired our former manager and former property manager from AH LLC, and we became an internally managed REIT with an integrated operating platform, other than the acquisition and renovation services that AH LLC continues to provide us, on an exclusive basis, until December 10, 2014. In connection with the Management Internalization, AH LLC also received convertible equity securities in our operating partnership that are linked to favorable financial metrics and share appreciation. As of August 31, 2013, AH LLC owned approximately 25.6% of our Class A common shares assuming that all of its Class B common shares and OP units are converted into, or redeemed for, Class A common shares. As a result, we believe that the economic interests of AH LLC and management are substantially aligned with those of our shareholders.

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Successful track record raising capital and strong balance sheet. We have a proven ability to raise significant amounts of debt and equity capital. Since November 2012, we have raised net proceeds of approximately $2.0 billion through two private placements of our Class A common shares, our initial public offering and the concurrent private placements to AH LLC and APFC. In addition, in March 2013, we entered into a $500 million credit facility with Wells Fargo Bank, National Association, or Wells Fargo. On September 30, 2013, we amended our credit facility to add J.P. Morgan Chase Bank as a lender, expand our borrowing capacity under the credit facility to $800 million and extend the repayment period to September 30, 2018, among other things. At August 31, 2013, we had $94 million of borrowings outstanding under our credit facility and cash and cash equivalents on hand of approximately $128 million. At June 30, 2013, we had approximately $3.5 billion in assets.

Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation. We believe we can achieve this objective by pursuing the following strategies. For more information, see “Our Business and Properties—Our Business and Growth Strategies.”

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Secure early-mover advantage and position as a dominant owner/operator of single-family rental properties. Historically, the single-family home rental market has been extremely fragmented, comprised primarily of private and individual property investors in local markets. Until recently, there have been no large-scale, national market owners/operators due primarily to the challenge of efficiently scaling the acquisition and management of many individual homes. With an unprecedented opportunity to acquire a large number of homes at attractive prices, we intend to continue to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business.

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Employ a robust and disciplined property acquisition process. We have exclusive access to AH LLC’s established acquisition and renovation platform to acquire high quality single-family homes. AH LLC has approximately 185 full-time personnel dedicated to identifying, evaluating, inspecting and acquiring homes. To date, AH LLC has primarily acquired properties at foreclosure auctions and through broker sales (primarily multiple listing service, or MLS, and short sales). AH LLC may source property acquisition opportunities through portfolio (or bulk) sales from government agencies, financial institutions and competitors.

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Assemble a geographically diversified portfolio. We currently are focusing on acquiring single-family homes in selected sub-markets of MSAs within 22 states, with an emphasis on achieving critical mass within each target market. We continually evaluate potential new markets where we may invest and establish operations as opportunities emerge. We select our markets based on steady population growth, strong rental demand and a high level of distressed sales of homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation.

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Efficiently manage and operate properties. Building on the experience of our executive team at Public Storage and our significant in-house property management capabilities, we strive to create a leading, comprehensive single-family home property management business. As was the case with the self-storage industry, we believe the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between centralization and decentralization. We utilize local, in-house property management for our properties in all markets where we believe it is economical to do so.

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Establish a nationally recognized brand. We are striving to establish “American Homes 4 Rent” as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified personnel, as well as support higher rental rates. We believe our brand is gaining recognition within a number of our markets.

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Optimize capital structure. We may use leverage to increase potential returns to our shareholders, but we will seek to maintain a conservative and flexible balance sheet. We may also access additional sources of financing. Based in part on our executive team’s experience at Public Storage, we believe that preferred shares provide an attractive source of permanent capital.

Recent Developments

Initial Public Offering and Concurrent Private Placements with AH LLC and APFC

In August 2013, we issued 50,735,294 Class A common shares at a price of $16.00 per share in our initial public offering (including the exercise in full of the underwriters’ option to purchase additional shares), for gross proceeds of approximately $811.8 million before underwriting discounts and offering costs.

Concurrently with the completion of our initial public offering, AH LLC purchased 3,125,000 of our Class A common shares and APFC purchased 1,562,500 of our Class A common shares in private placements at the initial public offering price of $16.00 per share for total gross proceeds of $75 million and without payment by us of any underwriting discount or placement fee. The concurrent private placements closed on the same day as our initial public offering.

Credit Facility Amendment

On September 30, 2013, we amended our credit facility with Wells Fargo to add J.P. Morgan Chase Bank as a lender, to expand our borrowing capacity under the credit facility to $800 million and to extend the repayment period to September 30, 2018. Our credit facility bears interest at 30-day LIBOR plus 2.75% until March 2017, and thereafter, at 30-day LIBOR plus 3.125%. As of the date of this prospectus, we are currently in discussions with lending institutions and rating agencies regarding other potential financing and securitization transactions. The discussions are preliminary in nature, and we cannot assure you that we will enter into any of these potential transactions.

Our Structure

We were formed as a Maryland REIT on October 19, 2012. The following chart illustrates our current organizational structure:

[1]

Our trustees, our executive officers, our dedicated personnel and others have been granted options to purchase an aggregate 670,000 of our Class A common shares under the American Homes 4 Rent 2012 Equity Incentive Plan, or the 2012 Incentive Plan.

[2]	Consists of 6,860,783 Class A common shares and 635,075 Class B common shares.
[3]	Consists of 13,787,292 Class A units, 31,085,974 Series C convertible units, 4,375,000 Series D units and 4,375,000 Series E units.

Securities Outstanding

Class A and Class B Common Shares

We have two classes of common shares, Class A common shares, and Class B common shares. Each outstanding Class B common share entitles the holder to 50 votes on all matters on which the holders of Class A common shares are entitled to vote, including the election of trustees, and holders of Class A common shares and Class B common shares will vote together as a single class. Each Class B common share has the same economic interest as a Class A common share, and one Class B common share and 49 units of limited partnership in our operating partnership, or OP units, together represent a similar economic value as 50 Class A common shares. Subject to the rights of holders of Series C convertible units of limited partnership in our operating partnership, or Series C units, Series D units and Series E units, holders of OP units and shareholders of our company will have the same rights to distributions. For a description of voting limitations pertaining to certain shareholders, see “Description of Equity Shares—Common Shares.”

Class A Units of our Operating Partnership

In general, beginning 12 months after the date of issuance, Class A units are redeemable by limited partners of our operating partnership (other than us) for cash or, at our election, exchangeable for our Class A common shares on a one-for-one basis. The partnership agreement requires that our operating partnership distribute available cash to its partners on at least a quarterly basis in accordance with their relative percentage interests or specified preferences, if any.

Series C Convertible Units of our Operating Partnership

On February 28, 2013, we issued to AH LLC 634,408 of our Class B common shares and our operating partnership issued 31,085,974 Series C units in exchange for the AH LLC Portfolio. Holders of the Series C units will be entitled to distributions equal to the actual net cash flow of the properties in the AH LLC Portfolio up to a maximum of 3.9% per unit per year based on a price per unit of $15.50, but will not be entitled to any distributions of income generated by any other properties or operations of our company or any liquidating distributions. Holders of Class A units, including our company and AH LLC, will be entitled to any net cash flow from the AH LLC Portfolio above the maximum yield on the Series C units, as well as distributions of all other cash available for distribution from our operating partnership. At any time, at the option of the holders, the Series C units may be converted into Class A units. If holders of the Series C units have not exercised their right to convert the Series C units into Class A units by the earlier of (i) the third anniversary of the date of original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, then the Series C units will automatically convert into Class A units. Holders of Series C units will vote on all operating partnership matters with holders of Class A units.

Series D Convertible Units and Series E Convertible Units of our Operating Partnership

The Series D units are convertible into Class A units, and the Series E units are convertible into Series D units, or if the Series D units have previously converted into Class A units, into Class A units, as described below.

The Series D units do not participate in distributions for 30 months from the date of issuance and do not have liquidating distributions or any voting rights. The Series D units are automatically convertible into Class A units on a one-for-one basis only effective as of the later of (1) 30 months from the date of issuance and (2) the earlier of (i) the date on which adjusted funds from operations, or adjusted FFO, per Class A common share aggregates or exceeds $0.80 over four consecutive quarters following the closing date of the Management Internalization or (ii) the date on which the daily closing price of our Class A common shares on the NYSE averages $18.00 or greater for two consecutive quarters following the closing date of the Management Internalization. After 30 months, the Series D units will participate in distributions (other than liquidating distributions) at a rate of 70% of the per unit distributions on the Class A units.

The Series E units do not participate in distributions and do not have any voting rights. The Series E units will automatically convert into Series D units, or if the Series D units have previously converted into Class A units, into Class A units, on February 29, 2016, if certain conditions are satisfied. See “Operating Partnership and the Partnership Agreement—Series D Convertible Units and Series E Convertible Units.”

The tables below set forth the outstanding securities of our company and of our operating partnership, as of August 31, 2013, without giving effect to this offering. For a description of the terms of these securities, see “Description of Common Shares” and “Operating Partnership and the Partnership Agreement.”

Securities of Our Company	Shares
Class A common shares	184,856,219
Class B common shares	635,075	(1)

Securities of Our Operating Partnership(2)	Units
Class A units	13,787,292	(3)
Series C units	31,085,974	(4)
Series D units	4,375,000	(4)
Series E units	4,375,000	(4)

(1)	Convertible into Class A common shares on a one-for-one basis.
(2)	Excludes securities issued to our company.
(3)	Redeemable for cash or, at our option, exchangeable for our Class A common shares on a one-for-one basis, beginning one year after the initial date of issuance.
(4)	Convertible into Class A units on a one-for-one basis if certain conditions are satisfied. See “Operating Partnership and the Partnership Agreement—Series C Convertible Units” and “Operating Partnership and the Partnership Agreement—Series D Convertible Units and Series E Convertible Units.”

Our Tax Status

We have elected to be taxed as a REIT, commencing with our first taxable year ended December 31, 2012. Our qualification as a REIT, and maintenance of such qualification, will depend upon our ability to meet, on a continuing basis, various complex requirements under the Internal Revenue Code of 1986, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our shareholders and the concentration of ownership of our equity shares. We believe that, commencing with our initial taxable year ended December 31, 2012, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and we intend to continue to operate in a manner that will enable us to meet the requirements for qualification and taxation as a REIT. In connection with this offering of our Series A Participating Preferred Shares, we have received an opinion from Hogan Lovells US LLP to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT.

As a REIT, we generally will not be subject to U.S. federal income tax on the REIT taxable income that we currently distribute to our shareholders, but taxable income generated by any taxable REIT subsidiary that we may form or acquire will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income to their shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income.

Our Distribution Policy

To qualify as a REIT, we must distribute annually to our shareholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes. We intend to distribute our taxable income to our shareholders and retain the balance of our cash available for distribution for reinvestment in properties. However, our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code, and we may be required to borrow money, sell assets or make taxable distributions of our equity shares or debt securities to satisfy the distribution requirements. Additionally, we may pay future distributions from the proceeds from this offering or other securities offerings and thus all or a portion of such distributions may constitute a return of capital for federal income tax purposes.

The timing and frequency of distributions authorized by our board of trustees in its sole discretion and declared by us will be based upon a variety of factors deemed relevant by our board of trustees, which may include among others: our actual and projected results of operations; our liquidity, cash flows and financial condition; revenue from our properties; our operating expenses; economic conditions; debt service requirements; limitations under our financing arrangements; applicable law; capital requirements and the REIT requirements of the Code. We cannot guarantee whether or when we will be able to make distributions or that any distributions will be sustained over time. Distributions to our shareholders generally will be taxable to our shareholders as ordinary income, although a portion of such distributions may be designated by us as capital gain dividends or qualified dividend income, or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their federal income tax treatment. For a discussion of the federal income tax treatment of our distributions, see “Material U.S. Federal Income Tax Considerations.”

Restrictions on Ownership

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, subject to certain exceptions, our declaration of trust provides that no person may beneficially own more than 8.0% (in value or in number of shares, whichever is more restrictive) of our outstanding common shares or more than 9.9% (in value or in number of shares, whichever is more restrictive) of any class or series of our outstanding preferred shares. Our declaration of trust also prohibits any person from, among other matters, beneficially owning equity shares if such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year) effective upon the completion of our initial public offering; transferring equity shares if such transfer would result in our equity shares being owned by less than 100 persons, effective beginning on the date on which we first have 100 shareholders; and beneficially owning equity shares if such beneficial ownership would otherwise cause us to fail to qualify as a REIT under the Code. Our board of trustees may exempt a person from the ownership limits if such person submits to the board of trustees certain information satisfactory to the board of trustees. See “Description of Equity Shares—Restrictions on Ownership and Transfer.”

Emerging Growth Company Status

We currently qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of certain of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our securities less attractive as a result. The result may be a less active trading market for our Class A common shares and/or our Series A Participating Preferred Shares, and those share prices may be more volatile.

In addition, an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for all public companies which are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

We could remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Summary Risk Factors

An investment in our securities involves risks. You should consider carefully the risks discussed below and described more fully along with other risks under “Risk Factors” in this prospectus before investing in our securities.

•	We are employing a new and untested business model with no proven track record, which may make our business difficult to evaluate.

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We are a recently organized REIT with a limited operating history, and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions on our Series A Participating Preferred Shares.

•	We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

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Because we have not yet identified any specific properties (other than properties held in escrow) to acquire with any net proceeds of this offering remaining after repayment of debt, you will be unable to evaluate the economic merits of our investments made with such net proceeds before making an investment decision to purchase our Series A Participating Preferred Shares.

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We intend to continue to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets are not as favorable as they have been in recent months, which could adversely impact anticipated yields.

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Our future growth depends, in part, on the availability of additional debt or equity financing. If we cannot obtain additional financing on terms favorable or acceptable to us, our growth may be limited.

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Our credit facility contains financial and operating covenants that could restrict our business and investment activities. Failure to satisfy these covenants could result in a default under our credit facility that could accelerate the maturity of our debt obligations, which would have a material adverse effect on our business, liquidity, results of operations and financial condition and our ability to make distributions on our Series A Participating Preferred Shares.

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Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel, and the past performance of our senior management may not be indicative of future results.

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Our investments are and will continue to be concentrated in our target markets and the single-family properties sector of the real estate industry, which exposes us to downturns in our target markets or in the single-family properties sector.

•	We face significant competition for acquisitions of our target properties, which may limit our strategic opportunities and increase the cost to acquire those properties.

•	We face significant competition in the leasing market for quality tenants, which may limit our ability to rent our single-family homes on favorable terms or at all.

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The large supply of single-family homes becoming available for purchase as a result of the heavy volume of foreclosures, combined with historically low residential mortgage rates, may cause some potential renters to seek to purchase residences rather than lease them and, as a result, cause a decline in the number and quality of potential tenants.

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Our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire or overvaluing our properties or our properties failing to perform as we expect.

•	The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

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Single-family properties that are being sold through short sales or foreclosure sales are subject to risks of theft, mold, infestation, vandalism, deterioration or other damage that could require extensive renovation prior to renting and adversely impact our operating results.

•	If occupancy levels and rental rates in our target markets do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

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We depend on our tenants and their willingness to renew their leases for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions on our Series A Participating Preferred Shares.

•	Declining real estate values and impairment charges could adversely affect our earnings and financial condition.

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We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Series A Participating Preferred Shares.

•	Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria.

•	Completion of the Management Internalization has exposed us to new and additional responsibilities, costs and risks.

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The contribution agreement we entered into in connection with the Management Internalization was negotiated between a special committee of our board of trustees and AH LLC. Therefore, the terms of the agreement may not have been as favorable to us as if it had been negotiated with unaffiliated third parties.

•	Our board of trustees has approved a very broad investment policy, subject to management oversight, and does not review or approve each acquisition decision made by AH LLC.

•	We may be adversely affected by lawsuits alleging trademark infringement as such lawsuits could materially harm our brand name, reputation and results of operations.

•	Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our shareholders.

•	As long as AH LLC continues to perform acquisition and renovation services for us, we will depend on AH LLC for our external growth.

•	The Series A Participating Preferred Shares have not been rated.

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The Series A Participating Preferred Shares are newly issued securities with no established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. We intend to apply to list the Series A Participating Preferred Shares on the NYSE, but we cannot assure you that the listing will be approved or that a trading market will develop or be sustained.

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The Series A Participating Preferred Shares are subordinate to our debt and other liabilities, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

•	There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.

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Changes in home prices reflected in the POI may have little or no correlation with the actual appreciation or depreciation of homes in our portfolio, and the POI data for our top 20 markets that we will use to calculate the HPA Amount may have little or no correlation with the actual appreciation or depreciation of homes nationwide.

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The cumulative change in HPA that occurs during the period measured for purposes of calculating the HPA Amount may differ from the cumulative change in HPA that occurs during the period for which the Series A Participating Preferred Shares are actually outstanding.

•	The FHFA may no longer publish or may materially change the methodology used in calculating the POI, which could adversely affect the value of our Series A Participating Preferred Shares.

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If you hold our Series A Participating Preferred Shares, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

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The Change of Control conversion feature of our Series A Participating Preferred Shares may not adequately compensate you and may make it more difficult for a third party to take over our company or discourage a third party from taking over our company.

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The market price of Class A common shares received in a conversion of our Series A Participating Preferred Shares may decrease between the date received and the date the Class A common shares are sold.

•	Our ability to pay dividends is limited by the requirements of Maryland law.

•	You should consider the United States federal income tax consequences of owning our Series A Participating Preferred Shares, including the potential for constructive distributions.

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Future sales of our common shares or other equity-related securities in the public market could lower the market price of our common shares and adversely impact the value of the Series A Participating Preferred Shares.

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Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our shareholders.

Organizational Information

Our principal executive offices are located at 30601 Agoura Road, Suite 200, Agoura Hills, California 91301. Our main telephone number is (805) 413-5300. Our Internet website is http://www.americanhomes4rent.com. The contents of our website are not incorporated by reference in or otherwise a part of this prospectus.

THE OFFERING

The offering terms are summarized below solely for your convenience. For a more complete description of the terms of the Series A Participating Preferred Shares, see “Description of Series A Participating Preferred Shares.”

Issuer	American Homes 4 Rent, a Maryland REIT

Securities Offered	4,400,000 5.000% Series A participating preferred shares of beneficial interest, $0.01 par value per share, or Series A Participating Preferred Shares (plus up to an additional 660,000 Series A Participating Preferred Shares if the underwriters exercise their option to purchase additional shares in full).

Ranking	The Series A Participating Preferred Shares will rank, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:

•

senior to our common shares of beneficial interest, or our common shares, and to any other class or series of our equity shares expressly designated as ranking junior to the Series A Participating Preferred Shares;

•	on parity with any future class of preferred or convertible preferred securities; and

•	junior to any debt securities and any equity shares expressly designated as ranking senior to the Series A Participating Preferred Shares

See “Description of Series A Participating Preferred Shares—Ranking.”

Dividends	Holders of the Series A Participating Preferred Shares will be entitled to receive cumulative cash dividends when, as and if authorized by our board of trustees from and including the issue date, payable quarterly in arrears on the last day of March, June, September and December of each year, at the rate of 5.000% per annum of the initial liquidation preference per share (equivalent to the fixed annual rate of $1.25 per share). The first dividend is scheduled to be paid on December 31, 2013 to holders of record as of December 15, 2013 and will be a pro rata dividend from and including the original issue date to but excluding December 31, 2013 in the amount of $0.23 per share. Dividends on the Series A Participating Preferred Shares will accumulate whether or not (i) we have earnings, (ii) there are funds legally available for the payment of such dividends and (iii) such dividends are authorized or declared. Prior to September 30, 2020, no dividends will accrue or be paid on any HPA Amount (as defined below).

On and after September 30, 2020, in lieu of the prior dividend rate, a dividend rate of 10.000% per annum will be paid on the initial liquidation preference per Series A Participating Preferred Share plus the HPA Amount, if any.

Voting Rights	Holders of the Series A Participating Preferred Shares generally will have no voting rights. However, if we are in arrears on dividends, whether or not authorized or declared, on the Series A Participating Preferred Shares for six or more quarterly periods, whether or not consecutive, holders of Series A Participating Preferred Shares (voting separately as a class together with the holders of all other classes or series of preferred shares of beneficial interest, or preferred shares, ranking on parity with the Series A Participating Preferred Shares with respect to the payment of dividends and the distribution of assets upon our liquidation, dissolution or winding up, or parity preferred shares, and upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional trustees at a special meeting called upon the request of at least 10% of such holders or at our next annual meeting and each subsequent annual meeting of shareholders to serve on our board of trustees until all unpaid dividends with respect to the Series A Participating Preferred Shares and such other classes or series of preferred shares with like voting rights have been paid or declared and set aside for payment. In addition, the affirmative vote or written consent of the holders of at least two-thirds of the outstanding Series A Participating Preferred Shares and each other class or series of parity preferred shares with like voting rights (voting together as a single class) is required for us to authorize, create or increase any class or series of equity shares ranking senior to the Series A Participating Preferred Shares or to amend any provision of our declaration of trust so as to materially and adversely affect the terms of the Series A Participating Preferred Shares. If such amendment to our declaration of trust does not equally affect the terms of the Series A Participating Preferred Shares and the terms of one or more other classes or series of parity preferred shares, the affirmative vote or written consent of the holders of at least two-thirds of the shares outstanding at the time of Series A Participating Preferred Shares, voting separately as a class, is required. Holders of the Series A Participating Preferred Shares also will have the exclusive right to vote on any amendment to our declaration of trust on which holders of the Series A Participating Preferred Shares are otherwise entitled to vote and that would alter only the rights, as expressly set forth in our declaration of trust, of the Series A Participating Preferred Shares.

Restrictions on Ownership and Transfer

Due to limitations on the concentration of ownership of REIT shares imposed by the Internal Revenue Code of 1986, as amended, or the Code, subject to certain exceptions, our declaration of trust provides (and the Series A Participating Preferred Shares articles supplementary will provide) that no person may beneficially own more than 8.0% (in value or in number of shares, whichever is more restrictive) of our outstanding common shares or more than 9.9% (in value or in number of shares, whichever is more restrictive) of any class or series of our outstanding preferred shares. In addition, our declaration of trust prohibits (and the Series A Participating Preferred Shares articles supplementary will prohibit) any person from, among other matters, beneficially owning equity shares if such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year); transferring equity shares if such transfer would result in our equity shares being owned by less than 100 persons; and beneficially owning equity shares if such beneficial ownership would otherwise cause us to fail to qualify as a REIT under the Code. Our board of trustees may exempt a person from the ownership limits if such person submits to the board of trustees certain information satisfactory to the board of trustees. See “Description of Series A Participating Preferred Shares—Restrictions on Ownership and Transfer.”

Use of Proceeds	We estimate that the net proceeds to us from the sale of our Series A Participating Preferred Shares in this offering will be approximately $103,796,252 (or approximately $119,471,252 if the underwriters exercise their option to purchase additional Series A Participating Preferred Shares in full), after deducting underwriting discounts and estimated offering expenses. We will contribute the net proceeds we receive from this offering to our operating partnership in exchange for Series A participating preferred operating partnership units. Our operating partnership intends to use the net proceeds from this offering (i) to repay the indebtedness we have incurred or expect to incur under our credit facility, (ii) to acquire and renovate single-family properties in accordance with our business strategy described in this prospectus, and (iii) for general business purposes. See “Use of Proceeds.”

Liquidation Preference	If we liquidate, dissolve or wind up, holders of our Series A Participating Preferred Shares will have the right to receive (i) $25.00 per share, plus (ii) the HPA Amount (if positive), plus (iii) accrued and unpaid dividends (whether or not authorized or declared) to but excluding the date of payment before any distribution or payment is made to holders of our common shares and any other class or series of our equity shares ranking junior to the Series A Participating Preferred Shares as to liquidation, dissolution or winding up. The rights of holders of Series A Participating Preferred Shares to receive this amount will be subject to the proportionate rights of any other class or series of our equity shares ranking on parity with the Series A Participating Preferred Shares as to rights upon liquidation, dissolution or winding up, and junior to the rights of any class or series of our equity shares expressly designated as ranking senior to the Series A Participating Preferred Shares.

Home Price Appreciation Amount	The initial liquidation preference for the Series A Participating Preferred Shares may be increased by an additional amount, or the HPA Amount. The HPA Amount will equal the product of the $25.00 initial liquidation preference and the Home Price Appreciation Factor, or HPA Factor, described below. However, the HPA Amount at any time after September 30, 2020 will be equal to the HPA Amount calculated with respect to the period ended June 30, 2020, and the HPA Amount will be subject to a cap as described below under the caption “—HPA Amount Cap.”

The HPA Amount may be realized upon (i) exercise by us of our optional redemption right or conversion right after September 30, 2017, (ii) any conversion or redemption in connection with a Change of Control (as defined below) or (iii) liquidation, dissolution or winding up of the Company. In addition, on and after September 30, 2020, dividends will accrue on the HPA Amount, if any, added to the initial liquidation preference per Series A Participating Preferred Share.

Home Price Appreciation Factor	Home price appreciation, or HPA, represents the cumulative change in value from June 30, 2013 of an index tracking the purchase prices of single-family homes located in our top 20 markets, by estimated total investment, as of July 31, 2013, as set forth in the table below. HPA is determined using a House Price Index of the Federal Housing Finance Agency, or FHFA, known as the Quarterly Purchase-Only Index, or POI, specifically the non-seasonally adjusted “Purchase-Only Index” for the “100 Largest Metropolitan Statistical Areas” currently disclosed at the following URL: http://www.fhfa.gov/weblink/hpicbsapo.txt. The contents of the FHFA website are not incorporated by reference in or otherwise part of this prospectus. Other indices referenced in this prospectus will not be used in calculating the HPA Amount.

The POI is a weighted, repeat-sales index, meaning that it measures average price changes in repeat sales of the same single-family properties. This information is obtained by reviewing repeat transactions involving conforming, conventional mortgages purchased or securitized by Fannie Mae or Freddie Mac since January 1975. Only mortgage transactions involving single-family homes are included. Conforming refers to a mortgage that both meets the underwriting guidelines of Fannie Mae or Freddie Mac and that does not exceed the conforming loan limit that is currently $625,000 for mortgages in the contiguous United States originated after September 30, 2011. Conventional mortgages are those that are neither insured nor guaranteed by the FHA, VA or other federal government entities. Mortgages on properties financed by government-insured loans, such as FHA or VA mortgages, are excluded from the POI, as are properties with mortgages that have a principal amount exceeding the conforming loan limit.

The POI will be measured from a base date of June 30, 2013. The index values are weighted by our relative estimated total investments in each of the 20 markets at July 31, 2013, and such weighting is fixed during the time the HPA Amount accrues.

Cumulative HPA represents the sum of the 20 products of the change in HPA for each market since June 30, 2013 and the relative weighting, expressed as a percentage.

HPA Factor represents the product of the Cumulative HPA, as defined herein, (expressed as a percentage) multiplied by a constant investor participation percentage of 50%. The HPA Amount, at any time it is measured, cannot be negative, so the liquidation preference per Series A Participating Preferred Share will always be at least $25.00.

The FHFA historically has released the POI for a given quarter near the end of the second month after the end of that quarter. We will make available each quarter the quarterly measurement showing the aggregate HPA Amount per Series A Participating Preferred Share across quarters and weighted by markets based on the POI provided by the FHFA. We will also provide updates and maintain such information on the “For Investors” page of our corporate website.

If at any time prior to September 30, 2020, the FHFA no longer publishes the POI, or if the POI no longer covers one or more of our top 20 markets as of July 31, 2013, we will promptly make a good faith selection of a publicly available alternative index or indices after examining publicly available indices that are reasonably comparable to the POI to cover the market or markets no longer covered by the POI. If we select an alternative source or sources, we will disclose the new source for calculating the HPA Amount on the “For Investors” page of our corporate website and in a Current Report on Form 8-K filed with the Securities and Exchange Commission, or SEC. If a suitable public alternative source or sources is not available, we will, at our option, either redeem or convert the Series A Participating Preferred Shares within 135 days after the date that the POI was last published, as described in “Description of our Series A Participating Preferred Shares—Redemption—Redemption upon Absence of Suitable Indices Event” (in the case of a redemption) or as described in “Description of our Series A Participating Preferred Shares—Conversion—Conversion upon an Absence of Suitable Indices Event” (in the case of a conversion). We refer to the absence of a suitable alternative source or sources herein as an Absence of Suitable Indices Event.

The following table summarizes our top 20 markets at July 31, 2013 by estimated total investment and assigns market weightings, which shall remain fixed while the Series A Participating Preferred Shares remain outstanding.

The following table also sets forth the historical percentage change in the HPA with respect to each of these markets for the period from June 30, 2012 to June 30, 2013 (which is the most recent four quarter period for which POI data is currently available) and the total weighted average percentage change in the HPA during that period. The table sets forth the methodology used to calculate the percentage change for each market and the total weighted average percentage change for all markets using the POI values for each market. In order to measure the percent change from

June 30, 2012, the actual POI value for each market as of June 30, 2012 has been set at a baseline value of 100.0. For the subsequent periods, the table sets forth the change in the POI value relative to the baseline value of 100.0. The information in this table is for illustrative purposes only, is historical, and is not intended to predict future HPA. See “Risk Factors—The various hypothetical figures and illustrations contained in this prospectus should not be taken as an indication or prediction of future investment results” and “Risk Factors—There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.”

Market	Relative Weighting Applied in Determining HPA(1)	FHFA POI Value (Relative to Jun 30, 2012) as of					Percentage Change in HPA from Jun 30, 2012 to Jun 30, 2013
		Jun 30, 2012(2)	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
Dallas-Fort Worth, TX(3)	9.507%	100.0	101.6	101.9	102.8	107.5	7.5%
Indianapolis, IN	8.880%	100.0	97.8	95.9	99.7	103.0	3.0%
Greater Chicago Area, IL(4)	7.679%	100.0	101.2	97.5	98.7	106.9	6.9%
Atlanta, GA	7.545%	100.0	102.1	102.4	106.6	114.1	14.1%
Nashville, TN	6.390%	100.0	101.3	101.2	103.3	108.0	8.0%
Houston, TX	6.312%	100.0	102.8	104.2	106.4	111.2	11.2%
Cincinnati, OH	6.119%	100.0	100.8	97.5	97.1	102.8	2.8%
Salt Lake City, UT	5.495%	100.0	101.3	102.7	107.5	112.6	12.6%
Tampa, FL	5.361%	100.0	100.2	100.7	101.0	108.6	8.6%
Charlotte, NC	5.354%	100.0	100.8	97.5	102.7	106.7	6.7%
Phoenix, AZ	5.270%	100.0	107.5	112.3	115.0	123.4	23.4%
Jacksonville, FL	4.776%	100.0	102.9	100.3	108.3	111.3	11.3%
Las Vegas, NV	4.371%	100.0	105.0	112.9	115.9	126.5	26.5%
Raleigh, NC	4.040%	100.0	101.1	97.6	101.0	103.5	3.5%
Columbus, OH	3.167%	100.0	102.4	97.1	98.6	103.8	3.8%
Orlando, FL	3.036%	100.0	106.0	109.9	109.2	117.5	17.5%
Tucson, AZ	1.867%	100.0	104.8	104.2	102.7	106.9	6.9%
Greensboro, NC	1.789%	100.0	104.7	102.1	105.0	107.0	7.0%
Austin, TX	1.550%	100.0	101.7	101.1	102.7	109.9	9.9%
San Antonio, TX	1.490%	100.0	95.8	102.2	101.2	102.5	2.5%

Total / Weighted Average	100.0%						9.6	%(5)

(1)	Based on estimated total investment in each market as of July 31, 2013. These will be the weighting factors for measurement of HPA.
(2)	For the illustrative purposes of this table, the HPA has been indexed as of June 30, 2012 and, as such, a baseline index value of 100.0 has been assigned to each market as of such date. The FHFA POI Values with respect to the other periods presented are relative measures calculated in relation to the baseline index value. The actual HPA will be indexed as of June 30, 2013. See the table on the following page for an illustration of how the HPA will be indexed as of June 30, 2013.
(3)	Our Dallas-Fort Worth, TX market is comprised of the Dallas-Plano-Irving and Fort Worth-Arlington Metropolitan Divisions, with each division being given equal weighting for purposes of determining HPA.
(4)	The home price index for the Greater Chicago Area, IL market is Chicago-Naperville-Arlington Heights, IL.
(5)	Represents the total weighted average percentage change in the HPA for the period from June 30, 2012 to June 30, 2013, based on the market weighting percentages set forth above.

The following table sets forth, for each of our top 20 markets, the actual POI value as of June 30, 2013, which is the most recent date for which POI data is available and the date from which HPA will be measured for purposes of calculating the HPA Amount. The table also sets forth the calculations performed in order to assign a baseline value of 100.0 for all markets as of June 30, 2013 for purposes of calculating the change in HPA for such markets relative to such date.

Market	Relative Weighting Applied in Determining HPA(1)	Actual POI Value as of Jun 30, 2013(2)	Multiplier Applied to Establish Baseline Value(3)	Assigned Baseline Value(4)
Dallas-Fort Worth, TX(5)	9.507%	187.5	0.533	100.0
Indianapolis, IN	8.880%	164.5	0.608	100.0
Greater Chicago Area, IL(6)	7.679%	182.2	0.549	100.0
Atlanta, GA	7.545%	174.2	0.574	100.0
Nashville, TN	6.390%	230.7	0.433	100.0
Houston, TX	6.312%	241.2	0.415	100.0
Cincinnati, OH	6.119%	166.3	0.601	100.0
Salt Lake City, UT	5.495%	323.9	0.309	100.0
Tampa, FL	5.361%	209.6	0.477	100.0
Charlotte, NC	5.354%	186.8	0.535	100.0
Phoenix, AZ	5.270%	232.5	0.430	100.0
Jacksonville, FL	4.776%	211.7	0.472	100.0
Las Vegas, NV	4.371%	133.3	0.750	100.0
Raleigh, NC	4.040%	197.1	0.507	100.0
Columbus, OH	3.167%	178.9	0.559	100.0
Orlando, FL	3.036%	180.0	0.556	100.0
Tucson, AZ	1.867%	206.7	0.484	100.0
Greensboro, NC	1.789%	161.0	0.621	100.0
Austin, TX	1.550%	316.1	0.316	100.0
San Antonio, TX	1.490%	226.5	0.442	100.0

(1)	Based on estimated total investment in each market as of July 31, 2013. These will be the weighting factors for measurement of HPA.
(2)	Represents the values as published in the POI for each market as of the date of this prospectus. Such values are subject to revision by the FHFA in subsequent POI releases.
(3)	In order to index the POI value for each market as of June 30, 2013, which is the date from which the cumulative change in HPA will be measured for purposes of calculating the HPA Amount, the POI value for each market as of such date is being assigned a baseline index value of 100.0 by multiplying each by the multiplier indicated in the table above. The multipliers set forth above are presented solely for the purpose of indicating the numerical relationship between the actual POI value for each of the markets and the indexed baseline value of 100.0 for such markets. The multipliers will remain constant throughout the term of the Series A Participating Preferred Shares.
(4)	Equals the product of the actual POI value for each market as of June 30, 2013, multiplied by the baseline multiplier for each market.
(5)	Our Dallas-Fort Worth, TX market is comprised of the Dallas-Plano-Irving and Fort Worth-Arlington Metropolitan Divisions, with each division being given equal weighting for purposes of determining HPA.
(6)	The home price index for the Greater Chicago Area, IL market is Chicago-Naperville-Arlington Heights, IL.

The following table illustrates how HPA, as measured by the FHFA’s POI, would be applied for purposes of determining the liquidation preference, dividend amounts and annual and total return for the Series A Participating Preferred Shares based on the following hypothetical assumptions:

•	That the Series A Participating Preferred Shares were issued on September 30, 2013.

•	Constant annual HPA of 5%.

•	Dividend rate per annum of 5.000% for the period from the date of issuance to but excluding September 30, 2020.

•	Dividend rate per annum of 10.000% for the period from and including September 30, 2020 until the Series A Participating Preferred Shares are no longer outstanding.

•

That during the period presented, there is no liquidation, dissolution or winding up of the Company and that the Company does not exercise its option to redeem or convert the Series A Participating Preferred Shares.

The information in this table is for illustrative purposes only and is not intended to predict future home price appreciation, liquidation preferences, dividend amounts or return on investment. See “Risk Factors—The various hypothetical figures and illustrations contained in this prospectus should not be taken as an indication or prediction of future investment results” and “Risk Factors—There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.”

Illustrative Effect of Hypothetical HPA on Series A Participating Preferred Shares

			Cumulative Hypothetical HPA	Investor Participation Percentage	Hypothetical HPA Factor	Hypothetical HPA Amount	Hypothetical Liquidation Preference (1)	Hypothetical Dividend	Hypothetical Return %
Year	Date								Annual	Gross(2)
Offering	September 30, 2013	(3)	—		—	—	$25.00
Year 1(4)	September 30, 2014		5.0	50%	2.5%	$0.63	$25.63	$1.250	7.50	7.50
Year 2(4)	September 30, 2015		10.0	50%	5.0%	$1.25	$26.25	$1.250	7.50	15.00
Year 3(4)	September 30, 2016		15.0	50%	7.5%	$1.88	$26.88	$1.250	7.50	22.50
Year 4(4)	September 30, 2017		20.0	50%	10.0%	$2.50	$27.50	$1.250	7.50	30.00

Year 5(5)	September 30, 2018		25.0	50%	12.5%	$3.13	$28.13	$1.250	7.50	37.50
Year 6(5)	September 30, 2019		30.0	50%	15.0%	$3.75	$28.75	$1.250	7.50	45.00
Year 7(5)	September 30, 2020		35.0	50%	17.5%	$4.38	$29.38	$1.250	7.50	52.50

Year 8(6)	September 30, 2021		40.0	N/A		$4.38	$29.38	$2.938	11.750	64.25
Year 9(6)	September 30, 2022		45.0	N/A		$4.38	$29.38	$2.938	11.750	76.00
Year 10(6)	September 30, 2023		50.0	N/A		$4.38	$29.38	$2.938	11.750	87.75

(1)

Reflects the initial liquidation preference as increased by the hypothetical HPA Amount. The HPA Amount is subject to a cap as described below in this section under “-HPA Amount Cap.” Such cap would apply (i) in the event of a liquidation, dissolution or winding up of the Company, (ii) if the Company exercises its option to redeem or convert the Series A Participating Preferred Shares prior to

September 30, 2020 or (iii) on September 30, 2020, which is the date on which the HPA Amount becomes fixed and the date on which dividends begin to accrue on the initial liquidation preference plus the HPA Amount (if any). Assuming a 5% dividend rate, the cap on the HPA Amount would limit the HPA Amount to approximately 4%. To illustrate the application of the cap, assuming a 10% rather than a 5% cumulative hypothetical HPA, and assuming that the company has not redeemed or converted the Series A Participating Preferred Shares or liquidated, on September 30, 2020, the Hypothetical HPA Amount would be fixed at $8.84, reflecting a 9% internal rate of return.
(2)	Calculated as (A) cumulative dividends plus (i) hypothetical accrued HPA Amount (for periods prior to September 30, 2020) or (ii) the difference between the initial price of $25.00 and the Adjusted Value (for periods after September 30, 2020) divided by (B) the $25.00 issue price per Series A Participating Preferred Share.
(3)	The actual measuring date for the index will be from June 30, 2013. The September 30, 2013 measuring date is for illustrative purposes only.
(4)	Prior to October 1, 2017, the Series A Participating Preferred Shares are not convertible or redeemable.
(5)	From and after October 1, 2017, the Series A Participating Preferred Shares are redeemable and convertible at our option. See “Description of Series A Participating Preferred Shares—Redemption—Redemption at Our Option” and “Description of Series A Participating Preferred Shares—Conversion Rights—Conversion at Our Option.”
(6)	From and after September 30, 2020, the HPA Amount will equal the HPA Amount calculated with respect to the period ended June 30, 2020, and will thereafter remain fixed at that amount. From and after September 30, 2020, a dividend rate of 10.000% per annum will be applied to the sum of the initial liquidation preference and the HPA Amount calculated with respect to the period ended June 30, 2020.

HPA Amount Cap	Until September 30, 2020, the amount payable upon any conversion, redemption or liquidation event will be subject to a cap, such that the total internal rate of return, when considering the initial liquidation preference, the HPA Amount (if positive), plus dividends (whether paid or accrued) to, but excluding, the date of redemption, conversion or liquidation, will not exceed 9.0%. On September 30, 2020, the HPA Amount will become fixed and cease to accrue and the dividend yield will increase to 10.000% per annum on the liquidation preference plus the HPA Amount.

Redemption at Our Option	We may not redeem the Series A Participating Preferred Shares before September 30, 2017, except in limited circumstances relating to maintaining our qualification as a REIT, as described in “Description of Series A Participating Preferred Shares—Redemption at Our Option” in this prospectus and pursuant to the special optional redemption provisions upon a change in control that are specified below.

Any time after September 30, 2017 but before September 30, 2020, we may redeem for cash all but not less than all of the Series A Participating Preferred Shares at a redemption price per Series A Participating Preferred Share equal to the sum of the initial liquidation preference, and any HPA Amount (if positive) plus accrued and unpaid dividends (whether or not authorized or declared) to, but excluding, the redemption date.

At any time after September 30, 2020, we may redeem for cash all but not less than all of the Series A Participating Preferred Shares at a redemption price per share equal to the initial liquidation preference of $25.00 per share, plus the HPA Amount (if positive) calculated with respect to the period ended June 30, 2020, plus any accrued but unpaid dividends. The initial liquidation preference of $25.00 plus the HPA Amount calculated with respect to the period ended June 30, 2020, is referred to as the Adjusted Value.

Conversion at Our Option	At any time after September 30, 2017, we may convert all but not less than all of the Series A Participating Preferred Shares into our

Class A common shares. The conversion ratio for such one-time conversion will be determined by a formula and cannot be determined until the conversion date. See “Description of Series A Participating Preferred Shares—Conversion Rights—Conversion at Our Option.”

If such one-time conversion were to occur after September 30, 2017 but before September 30, 2020, the formula for determining the conversion ratio per Series A Participating Preferred Share will be the sum of (i) the initial liquidation preference, (ii) the HPA Amount for the relevant period (if positive) and (iii) any accrued and unpaid dividends to, but excluding, the conversion date (to occur on the fourth business day following the notice of conversion), divided by the one-day volume-weighted average price of our Class A common shares on the NYSE, or VWAP, as reported by Bloomberg, if available, on the day the notice of conversion is issued.

If such one-time conversion occurs on or after September 30, 2020, the formula for determining the conversion ratio will be (i) the Adjusted Value, plus any accrued and unpaid dividends to, but not including, the conversion date, divided by (ii) the VWAP as reported by Bloomberg on the date the notice of conversion is issued.

Any Class A common shares issued in connection with a conversion described in this section will be registered under the Securities Act and listed on the NYSE or other national exchange.

Special Redemption Option upon a Change of Control	Upon the occurrence of a Change of Control (as defined below), we may redeem for cash all but not less than all of the Series A Participating Preferred Shares within 120 days after the date on which such Change of Control occurred, at a price equal to the sum of (i) the initial liquidation preference, (ii) the HPA Amount (if positive) and (iii) an amount per Series A Participating Preferred Share equal to all dividends (whether or not authorized or declared) accrued and unpaid thereon to, but excluding, the date of final distribution to such holders, to, but excluding, the redemption date. If, prior to the Change of Control Conversion Date (as defined herein), we exercise our optional redemption rights relating to the Series A Participating Preferred Shares, the holders of Series A Participating Preferred Shares will not be permitted to exercise the conversion right described below.

A “Change of Control” means, after the initial issuance of the Series A Participating Preferred Shares, the following have occurred and are continuing:

•	the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange

Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of securities of the Company entitling that person to exercise more than 50% of the total voting power of all shares of beneficial interest of the Company entitled to vote generally in the election of our trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or NASDAQ or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Conversion Rights of Holders in Connection with a Change of Control	Upon the occurrence of a Change of Control, each holder of Series A Participating Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series A Participating Preferred Shares) to convert some or all of the Series A Participating Preferred Shares held by such holder on the Change of Control Conversion Date into a number of our Class A common shares per Series A Participating Preferred Share equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of (x) the initial liquidation preference plus (y) the HPA Amount for the relevant period (if positive) plus (z) any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Participating Preferred Shares dividend payment for which full dividends have been declared and prior to the corresponding Series A Participating Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the Series A Participating Preferred Shares to be converted as of 5:00 p.m. New York City time, on such record date) by (ii) the Class A Share Price; and

•	3.16 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus.

If, prior to the Change of Control Conversion Date, we have provided or provide a call notice, pursuant to our right of redemption in connection with a Change of Control, holders of Series A Participating Preferred Shares will not have any right to convert the Series A Participating Preferred Shares in connection with the Change of Control Conversion Right and any Series A Participating Preferred Shares selected for call that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

For definitions of “Change of Control Conversion Right,” “Change of Control Conversion Date” and “Class A Share Price” and for a description of the adjustments and provisions for the receipt of alternative consideration that may be applicable to the Change of Control Conversion Right, see “Description of Series A Participating Preferred Shares—Conversion Rights.”

Listing	We intend to apply to list the Series A Participating Preferred Shares on the NYSE under the symbol “AMHPRA.”

Settlement	The underwriters expect to deliver the Series A Participating Preferred Shares against payment therefor through The Depositary Trust Company on or about October 25, 2013, which is the fifth business day following the pricing of this offering.

Risk Factors	Investing in our Series A Participating Preferred Shares involves various risks. You should read carefully and consider the matters discussed under the caption entitled “Risk Factors” beginning on page 32 of this prospectus before making a decision to invest our Series A Participating Preferred Shares.

SUMMARY SELECTED FINANCIAL DATA

The following table presents selected historical consolidated financial information and selected portfolio data as of June 30, 2013 (unaudited) and December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 (unaudited), for the year ended December 31, 2012 and for the period from June 23, 2011 to December 31, 2011. The selected consolidated financial information presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” have been derived from our consolidated financial statements. Under the provisions of ASC 805, Business Combinations, we have reflected transactions between businesses under common control retroactively based on the date AH LLC commenced acquiring properties, June 23, 2011. As such, the statements of operations reflect activity prior to our date of formation, and the properties contributed to us by AH LLC are reflected retroactively on the balance sheets based on AH LLC’s net book value. Therefore, our selected consolidated financial data may not be indicative of our past or future results and does not reflect our financial position or results of operations had it been presented as if we had been operating independently during the period presented. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Consolidated Statements of Operations Data

(Amounts in thousands, except share information)

	For the Six Months Ended June 30,		Year Ended December 31,	Period from June 23, 2011 to December 31,
	2013	2012	2012	2011
Revenues:
Rents from single-family properties	$24,144	$280	$4,540	$65
Other	535	—	—	—

Total revenues	24,679	280	4,540	65

Expenses:
Property operating expenses
Leased single-family properties	9,362	133	1,744	27
Vacant single-family properties	6,120	118	1,846	12
General and administrative expense	2,436	1,657	7,199	47
Advisory fees	6,352	—	937	—
Interest expense	370	—	—	—
Noncash share-based compensation expense	453	—	70	—
Acquisition fees and costs expensed	3,489	—	869	—
Depreciation and amortization	13,784	102	2,111	21

Total expenses	42,366	2,010	14,776	107

Gain on remeasurement of equity method investment	10,945	—	—	—

Income / (loss) from continuing operations	(6,742)	(1,730)	(10,236)	(42)

Discontinued operations
Gain on disposition of assets	904	—	—	—
Income from discontinued operations	104	—	—	—

Total income from discontinued operations	1,008	—	—	—

	For the Six Months Ended June 30,		Year Ended December 31,	Period from June 23, 2011 to December 31,
	2013	2012	2012	2011
Net income / (loss)	(5,734)	(1,730)	(10,236)	(42)
Noncontrolling interest	5,559	—	—	—
Conversion of preferred units	10,456	—	—	—

Net loss attributable to common shareholders	$(21,749)	$(1,730)	$(10,236)	$(42)

Weighted average shares outstanding—basic and diluted	72,234,717	3,301,667	7,225,512	3,301,667

Net loss per share—basic and diluted:
Loss from continuing operations	$(0.31)	$(0.52)	$(1.42)	$(0.01)
Discontinued operations	0.01	—	—	—

Net loss attributable to common shareholders per share—basic and diluted	$(0.30)	$(0.52)	$(1.42)	$(0.01)

Consolidated Balance Sheets Data

	As of June 30, 2013 (unaudited)	As of December 31,
		2012	2011
	(in thousands)	(in thousands)	(in thousands)
Single-family properties, net	$3,039,504	$505,713	$3,495
Cash and cash equivalents	251,406	397,198	—
Rent and other receivables	7,644	6,586	11
Restricted cash for resident security deposits	13,572	—	—
Escrow deposits, prepaid expenses and other assets	27,936	11,961	17
Deferred costs and other intangibles	21,978	—	—
Goodwill	120,655	—	—

Total assets	$3,482,695	$921,458	$3,523

Total liabilities	$831,359	$16,294	$49
Total equity	2,651,336	905,164	3,474

Total liabilities and equity	$3,482,695	$921,458	$3,523

Selected Other Portfolio Data

	As of June 30, 2013 (unaudited)	As of December 31,
		2012	2011
Leased single-family properties	10,245	1,164	19
Vacant single-family properties available for lease	2,007	623	2
Single-family properties being renovated	6,074	1,857	12

Total single-family properties owned	18,326	3,644	33

RISK FACTORS

An investment in our Series A Participating Preferred Shares involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, financial condition, results of operations and our ability to make cash distributions to our shareholders could be materially and adversely affected. In that case, the trading price of our Series A Participating Preferred Shares could decline significantly, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

We are employing a new and untested business model with no proven track record, which may make our business difficult to evaluate.

Until very recently, the single-family rental business consisted primarily of private and individual investors in local markets and was managed individually or by small, local property managers. Our investment strategy involves purchasing a large number of residential properties and leasing them to suitable tenants. No peer companies exist with an established track record to enable us to predict whether our investment strategy can be implemented successfully over time. It will be difficult for you to evaluate our potential future performance without the benefit of established track records from companies implementing a similar investment strategy. We may encounter unanticipated problems implementing our investment strategy, which may adversely affect our results of operations and ability to make distributions on our Series A Participating Preferred Shares and cause our share price to decline significantly. We believe the acquisition, operation and management of multi-family residential real estate is the most comparable established model for our business, but in contrast to multi-family operations, the geographic dispersion of single-family properties (even within a local clustering) creates significantly greater operational and maintenance challenges and, potentially, significantly higher per-unit operating costs. In addition, since each home has unique features, appliances and building materials, renovations, maintenance, marketing and operational tasks will be far more varied and demanding than in a typical multi-family setting. We may be unable to operate a large portfolio of single-family rental properties in a cost-effective and profitable manner and our business plan may not succeed. We also can provide no assurance that we will be able to successfully achieve our objective of providing attractive risk-adjusted returns to our shareholders.

We are a recently organized REIT with a limited operating history, and we may not be able to successfully operate our business or generate sufficient cash flows to make or sustain distributions on our Series A Participating Preferred Shares.

We were organized in October 2012, and we commenced operations in November 2012 upon completion of our initial private placement. We have a limited operating history, and, through June 30, 2013, we have not generated any earnings. We may not be able to successfully operate our business or implement our operating policies and investment strategy as described in this prospectus. Furthermore, we may not be able to generate sufficient cash flows to pay our operating expenses, service any debt we may incur in the future and make distributions to our shareholders. Our ability to successfully operate our business and implement our operating policies and investment strategy depends on many factors, including:

•	the availability of, and our ability to identify, attractive acquisition opportunities consistent with our investment strategy;

•	our ability to contain renovation, maintenance, marketing and other operating costs for our properties;

•	our ability to maintain high occupancy rates and target rent levels;

•	our ability to compete with other investors entering the single-family sector;

•

costs that are beyond our control, including title litigation, litigation with tenants or tenant organizations, legal compliance, real estate taxes, homeowners’ association, or HOA, fees and insurance;

•	judicial and regulatory developments affecting landlord-tenant relations that may affect or delay our ability to dispossess or evict occupants or increase rents;

•	judicial and regulatory developments affecting banks’ and other mortgage holders’ ability to foreclose on delinquent borrowers;

•	reversal of population, employment or homeownership trends in target markets;

•	interest rate levels and volatility, such as the accessibility of short-and long-term financing on desirable terms; and

•

economic conditions in our target markets, including changes in employment and household earnings and expenses, as well as the condition of the financial and real estate markets and the economy generally.

In addition, we face significant competition in acquiring attractive properties on advantageous terms, and the value of the properties that we acquire may decline substantially after we purchase them.

We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

We have a limited operating history, and we plan to grow our own property portfolio and operations rapidly. From commencement of our operations in November 2012 through July 31, 2013, we have acquired 19,825 single-family properties in 22 states. Our future operating results may depend on our ability to effectively manage our rapid growth, which is dependent, in part, upon our ability to:

•	stabilize and manage a rapidly increasing number of properties and tenant relationships while maintaining a high level of tenant satisfaction and building and enhancing our brand;

•	identify and supervise an increasing number of suitable third parties on which we rely to provide certain services to our properties;

•	attract, integrate and retain new management and operations personnel as our organization grows in size and complexity;

•	continue to improve our operational and financial controls and reporting procedures and systems; and

•	scale our technology and other infrastructure platforms to adequately service new properties.

We cannot assure you that we will be able to achieve these results or that we may otherwise be able to manage our growth effectively. Any failure to do so may have an adverse effect on our business and operating results.

Because we have not yet identified any specific properties (other than properties held in escrow) to acquire with any net proceeds of this offering remaining after repayment of debt, you will be unable to evaluate the economic merits of our investments made with such net proceeds before making an investment decision to purchase our Series A Participating Preferred Shares.

Because we have not yet identified any specific properties (other than properties held in escrow) to acquire with the net proceeds of this offering remaining after repayment of debt or committed any portion of the net proceeds of this offering to any specific property investment, you will be unable to evaluate the economic merits of our investments made with such proceeds before making an investment decision to purchase our Series A Participating Preferred Shares.

We will have broad authority to invest the net proceeds of this offering in any real estate investments that we may identify in the future, and we may use those proceeds to make investments with which you may not agree. You will be unable to evaluate the economic merits of our properties before we invest in them and will be relying on our ability to select attractive investment properties. We also will have broad discretion in implementing policies regarding tenant creditworthiness, and you will not have the opportunity to evaluate potential tenants. In addition, our investment policies may be amended or revised from time to time at the discretion of our board of trustees, without a vote of our shareholders. These factors will increase the uncertainty and the risk of investing in our Series A Participating Preferred Shares.

Although we intend to use the net proceeds of this offering to acquire, renovate and rent single-family properties in our target markets (exclusive of the portion used to repay indebtedness we have incurred or expect to incur under our credit facility), including certain escrowed properties, we cannot assure you that we will be able to do so. Our failure to apply the net proceeds of this offering effectively or find suitable properties to acquire in a timely manner or on acceptable terms could result in losses or returns that are substantially below expectations.

We intend to continue to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets are not as favorable as they have been in recent months, which could adversely impact anticipated yields.

Our long-term growth depends on the availability of acquisition opportunities in our target markets at attractive pricing levels. We believe various factors and market conditions have made homes available for purchase at prices that are below replacement costs. We expect that in the future housing prices will stabilize and return to more normalized levels, and therefore future acquisitions may be more costly. There are many factors that may cause a recovery in the housing market that would result in future acquisitions becoming more expensive and possibly less attractive than recent past and present opportunities, including:

•	improvements in the overall economy and job market;

•	a resumption of consumer lending activity and greater availability of consumer credit;

•	improvements in the pricing and terms of mortgage-backed securities;

•	the emergence of increased competition for single-family assets from private investors and entities with similar investment objectives to ours; and

•	tax or other government incentives that encourage homeownership.

We have not adopted and do not expect to adopt a policy of making future acquisitions only if they are accretive to existing yields and distributable cash. We plan to continue acquiring properties as long as we believe such properties offer an attractive total return opportunity. Accordingly, future acquisitions may have lower yield characteristics than recent past and present opportunities and if such future acquisitions are funded through equity issuances, the yield and distributable cash per share will be reduced, and the value of our Series A Participating Preferred Shares may decline.

Our future growth depends, in part, on the availability of additional debt or equity financing. If we cannot obtain additional financing on terms favorable or acceptable to us, our growth may be limited.

Part of our business strategy may involve the use of debt and equity financing to increase potential returns to our shareholders in the future. Although we do not believe we need to use leverage to execute our business strategy, our inability in the future to obtain additional financing on attractive terms, or at all, could adversely impact our ability to execute our business strategy, which could adversely affect our growth prospects and future shareholder returns. Our access to capital depends, in part, on:

•	general business conditions;

•	financial market conditions;

•	the market’s perception of our business prospects and growth potential;

•	the market price of our Class A common shares;

•	our current debt levels; and

•	our current and expected earnings, cash flow and distributions.

We cannot assure you that we will be able to obtain debt or equity financing on terms favorable or acceptable to us or at all. If we are unable to do so, we may have to curtail our investment activities, which could limit our growth prospects, and we may be forced to dispose of assets at inopportune times in order to maintain our REIT qualification. Our pace of acquisitions may also depend on the level of funds available for investment. In addition, if we are unable to obtain debt financing, we may have to rely more heavily on additional equity issuances, which may be dilutive to our shareholders, or on less efficient forms of debt financing that require a larger portion of our cash flow from operations, thereby reducing funds available for our operations, future business opportunities, cash distributions to our shareholders and other purposes.

We may also be limited in the amounts we may borrow under our credit facility with Wells Fargo. The amount that may be borrowed under our credit facility is generally based on the lower of 50% of the value of our qualifying leased and un-leased properties and certain other measures based in part on the net income generated by our qualifying leased and un-leased properties, which we refer to as the “borrowing base.” Because the borrowing base is determined in part by the estimated value of, and the net income generated by, our qualifying leased and un-leased properties and the quantity, value and rentability of properties in our portfolio may fluctuate from time to time, we may be limited in the amounts we are able to borrow under our credit facility.

Our revenue and expenses are not directly correlated, and because a large percentage of our costs and expenses are fixed, we may not be able to adapt our cost structure to offset declines in our revenue.

Most of the expenses associated with our business, such as acquisition costs, renovation and maintenance costs, real estate taxes, HOA fees, personal and ad valorem taxes, insurance, utilities, employee wages and benefits and other general corporate expenses, are relatively inflexible and will not necessarily decrease with a reduction in revenue from our business. Our assets also are prone to depreciation and will require a significant amount of ongoing capital expenditures. Our expenses and ongoing capital expenditures also will be affected by inflationary increases, and certain of our cost increases may exceed the rate of inflation in any given period. By contrast, our rental income is affected by many factors beyond our control such as the availability of alternative rental housing and economic conditions in our target markets. In addition, state and local regulations may require us to maintain properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property. As a result, we may not be able to fully offset rising costs and capital spending by higher rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel, and the past performance of our senior management may not be indicative of future results.

The implementation of our business plan may require that we employ additional qualified personnel. Competition for highly skilled managerial, investment, financial and operational personnel is intense. As additional, large real estate investors have entered the single-family rental business, we have faced increased challenges in hiring and retaining personnel, and we cannot assure our shareholders that we will be successful in attracting and retaining such skilled personnel. If we are unable to hire and retain qualified personnel as required, our growth and operating results could be adversely affected.

You should not rely upon the past performance of our senior management, as their past performance at Public Storage, which was in the self-storage business, or their other prior professional endeavors may not be indicative of our future results. Other than their experience with our company and AH LLC, which was organized in June 2011, our executive team has no experience in the business of acquiring and renting single-family residences.

We are dependent on our executive officers and dedicated personnel, and the departure of any of our key personnel could materially and adversely affect us.

We rely on a small number of persons to carry out our business and investment strategies. Any of our senior management may cease to provide services to us at any time. The loss of the services of any of our key management personnel, or our inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business and financial results. As we expand, we will continue to need to attract and retain qualified additional senior management but may not be able to do so on acceptable terms or at all.

Our investments are and will continue to be concentrated in our target markets and in the single-family properties sector of the real estate industry, which exposes us to downturns in our target markets or in the single-family properties sector.

Our investments in real estate assets are and will continue to be concentrated in target markets and in the single-family properties sector of the real estate industry. A downturn or slowdown in the rental demand for single-family housing caused by adverse economic, regulatory or environmental conditions, or other events, in our target markets may have a greater impact on the value of our properties or our operating results than if we had more fully diversified our investments. While we have limited experience in this sector, we believe that there may be some seasonal fluctuations in rental demand with demand higher in the spring and summer than in the fall and winter. Such seasonal fluctuations may impact our operating results.

In addition to general, regional, national and international economic conditions, our operating performance will be impacted by the economic conditions in our target markets. We acquire, renovate and rent single-family properties in our target markets, which currently include MSAs within 22 states. As of July 31, 2013, approximately 56% of our properties were concentrated in only five states—Texas, Florida, North Carolina, Indiana and Ohio. We base a substantial part of our business plan on our belief that property values and operating fundamentals for single-family properties in these markets will improve significantly over the next several years. However, each of these markets experienced substantial economic downturns in recent years and could experience similar or worse economic downturns in the future. We can provide no assurance as to the extent property values and operating fundamentals in these markets will improve, if at all. If the recent economic downturn in these markets persists or if we fail to accurately predict the timing of economic improvement in these markets, the value of our properties could decline and our ability to execute our business plan may be adversely affected, which could adversely affect our financial condition, operating results and ability to make distributions to our shareholders and cause the value of your investment to decline.

We rely on local, third-party providers for services that may become limited or unavailable and may harm our brand and reputation and operation results.

We rely on local, third-party vendors and service providers, including third-party house improvement professionals, leasing agents and property management companies in situations when it is cost-effective to do so or our internal staff is unable to perform these functions. We do not have exclusive or long-term contractual relationships with any of these third-party providers, and we can provide no assurance that we will have uninterrupted or unlimited access to their services. Furthermore, selecting, managing and supervising these third-party providers require significant management resources and expertise. If we do not select, manage and supervise appropriate third parties for these services, our brand and reputation and operating results may suffer. Moreover, we may not successfully detect and prevent fraud, incompetence or theft by our third-party providers, which could subject us to material liability or responsibility for damages, fines and/or penalties associated with such fraud, incompetence or theft.

In addition, any removal or termination of third-party providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. If we do not select appropriate third-party providers, or if the third-party providers we do select fail to deliver quality services, our brand and reputation, operating results and cash flows from our properties may be adversely affected, including entities in which we and our affiliates have an interest.

AH LLC may not be able to effectively control the timing and costs relating to the renovation of properties, which may adversely affect our operating results and our ability to make distributions on our Series A Participating Preferred Shares.

Nearly all of our properties require some level of renovation immediately upon their acquisition or in the future following expiration of a lease or otherwise. We may acquire properties that we plan to extensively renovate. We also may acquire properties that we expect to be in good condition only to discover unforeseen defects and problems that require extensive renovation and capital expenditures. To the extent properties are leased to existing tenants, renovations may be postponed until the tenant vacates the premises, and we will pay the costs of renovating. In addition, in order to reposition properties in the rental market, we will be required to make ongoing capital improvements and replacements and may need to perform significant renovations and repairs from time to time that tenant deposits and insurance may not cover.

Our properties have infrastructure and appliances of varying ages and conditions. Consequently, AH LLC routinely retains independent contractors and trade professionals to perform physical repair work, and we are exposed to all of the risks inherent in property renovation, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, certificates of occupancy and poor workmanship. If our assumptions regarding the costs or timing of renovation across our properties prove to be materially inaccurate, our operating results and ability to make distributions to our shareholders may be adversely affected.

We face significant competition for acquisitions of our target properties, which may limit our strategic opportunities and increase the cost to acquire those properties.

We face significant competition for attractive acquisition opportunities in our target markets from other large real estate investors, some of which have greater financial resources and a lower cost of capital than we do. Several REITs and other funds have recently deployed, and others are expected to deploy in the near future, significant amounts of capital to purchase single-family homes and may have investment objectives that overlap and compete with ours, including in our target markets. This activity has adversely impacted our level of purchases in certain of our target markets. If our business model or a similar model proves to be successful, we can expect competition to intensify significantly. As a result, the purchase price of potential acquisition properties may be significantly elevated, or we may be unable to acquire properties on desirable terms or at all.

We face significant competition in the leasing market for quality tenants, which may limit our ability to rent our single-family homes on favorable terms or at all.

We face competition for tenants from other lessors of single-family properties, apartment buildings and condominium units, and the continuing development of apartment buildings and condominium units in many of our target markets increases the supply of housing and exacerbates competition for tenants. Many of these competitors may successfully attract tenants with better incentives and amenities, which could adversely affect our ability to obtain quality tenants and lease our single-family properties on favorable terms or at all. Additionally, some competing housing options may qualify for government subsidies that may make such options more affordable and therefore more attractive than our properties. At July 31, 2013, we owned 19,825 single-family properties, 11,753, or 59%, of which were leased. Our operating results and ability to make distributions to our shareholders would be adversely affected if we are not able to lease our properties on favorable terms or at all.

The large supply of single-family homes becoming available for purchase as a result of the heavy volume of foreclosures, combined with historically low residential mortgage rates, may cause some potential renters to seek to purchase residences rather than lease them and, as a result, cause a decline in the number and quality of potential tenants.

The large supply of foreclosed homes, along with low residential mortgage interest rates currently available and government sponsored programs to promote home ownership, has made home ownership more affordable and more accessible for potential renters who have strong credit. These factors may encourage potential renters to purchase residences rather than lease them, thereby causing a decline in the number and quality of potential tenants available to us.

Our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire or overvaluing our properties or our properties failing to perform as we expect.

In determining whether a particular property meets our investment criteria, we make a number of assumptions, including assumptions related to estimated time of possession and estimated renovation costs and time frames, annual operating costs, market rental rates and potential rent amounts, time from purchase to leasing and tenant default rates. These assumptions may prove inaccurate. As a result, we may pay too much for properties we acquire or overvalue our properties, or our properties may fail to perform as we expect. Adjustments to the assumptions we make in evaluating potential purchases may result in fewer properties qualifying under our investment criteria, including assumptions related to our ability to lease properties we have purchased. Reductions in the supply of properties that meet our investment criteria may adversely affect our ability to implement our investment strategy and operating results.

Furthermore, the properties that we acquire vary materially in terms of time to possession, renovation, quality and type of construction, location and hazards. Our success depends on our ability to acquire properties that can be quickly possessed, renovated, repaired, upgraded and rented with minimal expense and maintained in rentable condition. AH LLC’s ability to identify and acquire such properties is fundamental to our success. In addition, the recent market and regulatory environments relating to single-family residential properties have been changing rapidly, making future trends difficult to forecast. For example, an increasing number of homeowners now wait for an eviction notice or eviction proceedings to commence before vacating foreclosed premises, which significantly increases the time period between the acquisition and leasing of a property. Such changes affect the accuracy of our assumptions and, in turn, may adversely affect our operating results.

Purchasing single-family properties through the foreclosure auction process will subject us to significant risks that could adversely affect our operating results, cash flows and ability to make distributions on our Series A Participating Preferred Shares.

Our business plan involves acquiring single-family properties through the foreclosure auction process simultaneously in a number of markets, which involves monthly foreclosure auctions on the same day of the month in certain markets. As a result, we are only able to visually inspect properties from the street and must purchase these properties without a contingency period and in “as is” condition with the risk that unknown defects in the property may exist. We also may encounter unexpected legal challenges and expenses in the foreclosure process. Upon acquiring a new property, we may have to evict residents who are in unlawful possession before we can secure possession and control of the property. The holdover occupants may be the former owners or tenants of a property, or they may be squatters or others who are illegally in possession. Securing control and possession from these occupants can be both costly and time-consuming.

Further, when acquiring properties on an “as is” basis, title commitments are often not available prior to purchase, and title reports or title information may not reflect all senior liens, which may increase the possibility of acquiring houses outside predetermined acquisition and price parameters, purchasing residences with title defects and deed restrictions, HOA restrictions on leasing or underwriting or purchasing the wrong residence. The policies, procedures and practices we implement to assess the state of title and leasing restrictions prior to purchase may not be effective, which could lead to a material if not complete loss on our investment in such properties. For properties we acquire through the foreclosure auction process, we do not obtain title commitments prior to purchase, and we are not able to perform the type of title review that is customary in acquisitions of real property. As a result, our knowledge of potential title issues will be limited, and no title insurance protection will be in place. This lack of title knowledge and insurance protection may result in third parties having claims against our title to such properties that may materially and adversely affect the values of the properties or call into question the validity of our title to such properties. Without title insurance, we are fully exposed to, and would have to defend ourselves against, such claims. Further, if any such claims are superior to our title to the property we acquired, we risk loss of the property purchased. Any of these risks could adversely affect our operating results, cash flows and ability to make distributions to our shareholders.

Claims of deficiencies in the foreclosure process may result in rescission of our purchases at auction or reduce the supply of foreclosed properties available to us.

Allegations of deficiencies in foreclosure practices could result in claims challenging the validity of some foreclosures that have occurred to date, potentially placing our claim of ownership to the properties at risk. Since we do not have title insurance policies for properties we acquire through the foreclosure auction process, such instances or such proceedings may result in a complete loss without compensation.

Each state has its own laws governing the procedures to foreclose on mortgages and deeds of trust, and state laws generally require strict compliance with these laws in both judicial and non-judicial foreclosures. Recently, courts and administrative agencies have been more actively involved in enforcing state laws governing foreclosures, and in some circumstances have imposed new rules and requirements regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with proper transfers of title, notice, identification of parties in interest, documentation and other legal requirements. Further, foreclosed owners and their representatives, including some prominent and well-financed legal firms, have brought litigation questioning the validity and finality of foreclosures that have already occurred. These developments may slow or reduce the supply of foreclosed houses available to us for purchase and may call into question the validity of our title to houses acquired at foreclosure, or result in rescission rights or other borrower remedies, which could result in a loss of a property purchased by us, an increase in litigation costs incurred with respect to properties obtained through foreclosure, or delays in stabilizing and leasing such properties promptly after acquisition.

Properties acquired through bulk sales may subject us to the risk of acquiring properties that do not fit our target investment criteria and may be costly or time consuming to divest, which may adversely affect our operating results.

We have acquired and expect to continue to acquire properties purchased as portfolios in bulk from other owners of single-family homes. To the extent the management and leasing of such properties has not been consistent with our property management and leasing standards, we may be subject to a variety of risks, including risks relating to the condition of the properties, the credit quality and employment stability of the tenants and compliance with applicable laws, among others. In addition, financial and other information provided to us regarding such portfolios during our due diligence may be inaccurate, and we may not discover such inaccuracies until it is too late to seek remedies against such sellers. To the extent we timely pursue such remedies, we may not be able to successfully prevail against the seller in an action seeking damages for such inaccuracies. If we conclude that certain properties purchased in bulk portfolios do not fit our target investment criteria, we may decide to sell, rather than renovate and rent, these properties, which could take an extended period of time and may not result in a sale at an attractive price.

Single-family properties that are being sold through short sales or foreclosure sales are subject to risks of theft, mold, infestation, vandalism, deterioration or other damage that could require extensive renovation prior to renting and adversely impact operating results.

When a single-family property is put into foreclosure due to a default by the homeowner on its mortgage obligations or the value of the property is substantially below the outstanding principal balance on the mortgage and the homeowner decides to seek a short sale, the homeowner may abandon the property or cease to maintain the property as rigorously as the homeowner normally would. Neglected and vacant properties are subject to increased risks of theft, mold, infestation, vandalism, general deterioration and other maintenance problems that may persist without appropriate attention and remediation. If we begin to purchase a large volume of properties in bulk sales and are not able to inspect them immediately before closing on the purchase, we may purchase properties that may be subject to these problems, which may result in maintenance and renovation costs and time frames that far exceed our estimates. These circumstances could substantially impair our ability to quickly renovate and lease such properties in a cost efficient manner or at all, which would adversely impact our operating results.

If occupancy levels and rental rates in our target markets do not increase sufficiently to keep pace with rising costs of operations, our rental income and distributable cash will decline.

The success of our business model depends, in part, on conditions in the single-family rental market in our target markets. Our asset acquisitions are premised on assumptions about occupancy levels and rental rates, and if those assumptions prove to be inaccurate, our cash flows and profitability will be reduced. Occupancy levels and rental rates have benefited in recent periods from macro trends affecting the U.S. economy and residential real estate markets in particular, including:

•	a tightening of credit that has made it more difficult to finance a home purchase, combined with efforts by consumers generally to reduce their exposure to credit;

•	weak economic and employment conditions that have increased foreclosure rates and made it more difficult for families to remain in their homes that were purchased prior to the housing market downturn;

•	declining real estate values that have challenged the traditional notion that homeownership is a stable investment; and

•	the unprecedented level of vacant housing comprising the real estate owned, or REO, inventory held for sale by banks, government-sponsored entities and other mortgage lenders or guarantors.

We do not expect these favorable trends in the residential rental market to continue indefinitely. Eventually, a strengthening of the U.S. economy and job growth, coupled with government programs designed to keep home owners in their homes and/or other factors may contribute to a stabilization or reversal of the current trend that favors renting rather than homeownership. In addition, we expect that as investors like us increasingly seek to capitalize on opportunities to purchase housing assets at below replacement costs and convert them to productive uses, the supply of single-family rental properties will decrease and the competition for tenants may intensify. A softening of the rental market in our target areas would reduce our rental income and profitability.

Eminent domain could lead to material losses on our investments in our properties.

Governmental authorities may exercise eminent domain to acquire land on which our properties are built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the affected properties. Our investment strategy is premised on the concept that this “fair value” will be substantially less than the real value of the property for a number of years, and we could effectively have no profit potential from properties acquired by the government through eminent domain. Several cities also are exploring proposals to use eminent domain to acquire mortgages to assist homeowners to remain in their homes, potentially reducing the supply of single-family properties in our target markets.

We depend on our tenants and their willingness to renew their leases for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions on our Series A Participating Preferred Shares.

We depend on tenants for substantially all of our revenues. As a result, our success depends in large part upon our ability to attract and retain qualified tenants for our properties. Our reputation, financial performance and ability to make distributions to our shareholders would be adversely affected if a significant number of our tenants fail to meet their lease obligations or fail to renew their leases. For example, tenants may default on rent payments, make unreasonable and repeated demands for service or improvements, make unsupported or unjustified complaints to regulatory or political authorities, use our properties for illegal purposes, damage or make unauthorized structural changes to our properties that are not covered by security deposits, refuse to leave the property upon termination of the lease, engage in domestic violence or similar disturbances, disturb nearby residents with noise, trash, odors or eyesores, fail to comply with HOA regulations, sublet to less desirable individuals in violation of our lease or permit unauthorized persons to live with them. Damage to our properties may delay re-leasing after eviction, necessitate expensive repairs or impair the rental income or value of the property resulting in a lower than expected rate of return. Widespread unemployment and other adverse changes in the economic conditions in our target markets could result in substantial tenant defaults. In the event of a tenant default or bankruptcy, we may experience delays in enforcing our rights as landlord at that property and will incur costs in protecting our investment and re-leasing the property.

Short-term leases of residential property may expose us to the effects of declining market rents, which may adversely affect our operating results and our ability to make distributions on our Series A Participating Preferred Shares.

Substantially all of our leases are of a duration of less than two years and will be one year in the majority of cases. As these leases permit tenants to leave at the end of the lease term without penalty, we anticipate our rental revenues may be affected by declines in market rents more quickly than if our leases were for longer terms. Short-term leases may result in high turnover, which involves costs such as restoring the properties, marketing costs and lower occupancy levels. Because we have a limited track record, we cannot accurately predict our turnover rate or the associated costs we will incur. Moreover, we cannot assure you that our leases will be renewed on equal or better terms or at all. If our tenants do not renew their leases or the rental rates for our properties decrease, our operating results and ability to make distributions to our shareholders could be adversely affected.

Declining real estate values and impairment charges could adversely affect our financial condition and operating results.

We intend to review the carrying value of our properties when circumstances, such as adverse market conditions, indicate potential impairment may exist. If our evaluation indicates that we may be unable to recover the carrying value of a material portion of our real estate investments, an impairment charge will be recorded to the extent that the carrying value exceeds the estimated fair value of the properties. These losses would directly impact our financial condition and operating results. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. A declining real estate market may cause us to reevaluate the assumptions used in our impairment analysis. Impairment charges would adversely affect our financial condition and operating results.

Our financial results in the period or periods immediately following completion of this offering may not be reflective of our earning potential and may cause our Series A Participating Preferred Share price to decline.

Our financial results in the fiscal periods immediately following completion of this offering may not be representative of our future potential. Prior to the full deployment of the net proceeds from this offering, we may invest the undeployed net proceeds in interest-bearing, short-term, investment-grade securities or money market accounts that are consistent with our intention to qualify as a REIT. We expect that these initial investments will provide a lower net return than we expect to receive from the investments described in this prospectus. In addition, because we expect to experience additional growth following this offering, we will have a greater percentage of our portfolio invested in assets in the process of stabilization than we would expect to have as a more mature operation. It will take time and significant cash resources to restore, reposition and lease these properties in the process of stabilization. As a result, newly acquired properties that are not leased at the time of acquisition, will not begin generating revenue for some period of time following this offering and will reduce our overall financial performance.

Our net income and FFO may decrease in the near term as a result of the Management Internalization.

Our net income and funds from operations, or FFO, may decrease as a result of the Management Internalization. Now that we are self-managed, our expenses include the compensation and benefits of our officers, dedicated personnel and consultants, as well as overhead previously paid by AH LLC and its affiliates. Furthermore, these dedicated personnel provide us services that were provided by AH LLC and its affiliates. We can provide no assurance that we will be able to continue to provide those services at the same level or for the same costs as provided by subsidiaries of AH LLC under the advisory management agreement and the property management agreement, and there may be unforeseen costs, expenses and difficulties associated with continuing to provide those services on a self-managed basis. If the expenses we assumed as a result of the Management Internalization are higher than any corresponding increase in revenues or decrease in other expenses, our net income and FFO may be lower as a result of the Management Internalization than they otherwise would have been.

We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Series A Participating Preferred Shares.

We will attempt to ensure that all of the properties we acquire are adequately insured to cover casualty losses. However, many of the policies covering casualty losses may be subject to substantial deductibles and carveouts, and we will be self-insured up to the amount of the deductibles and carveouts. Since some claims against us will not exceed the deductibles under our insurance policies, we will be effectively self-insured for some claims. There are also some losses, including losses from floods, fires, earthquakes, acts of war, acts of terrorism or riots, that may not always be insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses.

In the event that any of the properties we acquire incur a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in these properties and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Series A Participating Preferred Shares. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future.

Contingent or unknown liabilities could adversely affect our financial condition, cash flows and operating results.

We may acquire properties that are subject to contingent or unknown liabilities, including liabilities for or with respect to liens attached to properties, unpaid real estate tax, utilities or HOA charges for which a subsequent owner remains liable, clean-up or remediation of environmental conditions or code violations, claims of customers, vendors or other persons dealing with the acquired entities and tax liabilities, among other things. Purchases of single-family properties acquired at auction, in short sales, from lenders or in bulk purchases typically involve few or no representations or warranties with respect to the properties. In each case, our acquisition may be without any, or with only limited, recourse against the sellers with respect to unknown liabilities or conditions. As a result, if any such liability were to arise relating to our properties, or if any adverse condition exists with respect to our properties that is in excess of our insurance coverage, we might have to pay substantial amounts to settle or cure it, which could adversely affect our financial condition, cash flows and operating results.

In addition, the properties we acquire may be subject to covenants, conditions or restrictions that restrict the use or ownership of such properties, including prohibitions on leasing or requirements to obtain the approval of HOAs prior to leasing. We may not discover such restrictions during the acquisition process, and such restrictions may adversely affect our ability to utilize such properties as we intend.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current tenants, our employees and third-party service providers in our branch offices and on our networks and website. The secure processing and maintenance of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, which could adversely affect our results of operations and competitive position.

A significant number of our properties are part of HOAs, and we and our tenants are subject to the rules and regulations of such HOAs, which may be arbitrary or restrictive, and violations of such rules may subject us to additional fees and penalties and litigation with such HOAs that would be costly.

A significant number of our properties are part of HOAs, which are private entities that regulate the activities of and levy assessments on properties in a residential subdivision. HOAs in which we own properties may have or enact onerous or arbitrary rules that restrict our ability to renovate, market or lease our properties or require us to renovate or maintain such properties at standards or costs that are in excess of our planned operating budgets. Such rules may include requirements for landscaping, limitations on signage promoting a property for lease or sale, or the use of specific construction materials in renovations. Some HOAs also impose limits on the number of property owners who may rent their homes, which if met or exceeded, would cause us to incur additional costs to resell the property and opportunity costs of lost rental income. Furthermore, many HOAs impose restrictions on the conduct of occupants of homes and the use of common areas and we may have tenants who violate HOA rules and for which we may be liable as the property owner. Additionally, the boards of directors of the HOAs in which we own property may not make important disclosures about the properties or may block our access to HOA records, initiate litigation, restrict our ability to sell our properties, impose assessments or arbitrarily change the HOA rules. We may be unaware of or unable to review or comply with

HOA rules before purchasing the property and any such excessively restrictive or arbitrary regulations may cause us to sell such property at a loss, prevent us from renting such property or otherwise reduce our cash flow from such property, which would have an adverse effect on our returns on these properties.

Joint venture investments that we make may limit our ability to invest in certain markets and could be adversely affected by our lack of sole decision-making authority, our reliance on joint venture partners’ financial condition and disputes between us and our joint venture partners.

We may co-invest in the future with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we may be subject to restrictions that prohibit us from making investments in certain markets until all of the funds in such partnership, joint venture or other entity are invested or committed, and we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity which could, among other things, impact our ability to satisfy the REIT requirements. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt or fail to fund their share of required capital contributions. Joint venture partners may have economic or other business interests or goals that are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments also may have the potential risk of impasses on decisions, such as a sale, because neither we nor the partners would have full control over the partnership or joint venture. Disputes between us and our partners may result in litigation or arbitration that would increase our expenses and prevent our officers and/or trustees from focusing their time and effort on our business. Consequently, actions by, or disputes with, partners might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers.

We anticipate involvement in a variety of litigation.

We anticipate involvement in a range of legal actions in the ordinary course of business. These actions may include eviction proceedings and other landlord-tenant disputes, challenges to title and ownership rights (including actions brought by prior owners alleging wrongful foreclosure by their lender or servicer), and issues with local housing officials arising from the condition or maintenance of the property. These actions can be time consuming and expensive. While we intend to vigorously defend any non-meritorious action or challenge, we cannot assure you that we will not be subject to expenses and losses that may adversely affect our operating results.

We may be adversely affected by lawsuits alleging trademark infringement as such lawsuits could materially harm our brand name, reputation and results of operations.

Several other companies in the United States, including companies in the real estate industry, may use words, phrases or logos similar to those we develop as part of our brand. As a result, we may face potential claims that the use of our brand infringes on their existing trademarks. For example, on or about November 1, 2012, we received notice of a claim that our “American Homes 4 Rent” brand name may infringe on an existing trademark of a participant in the real estate rental services and rental property management industries. While we intend to vigorously defend against this claim, the defense of any trademark infringement claim can be both costly and disruptive of the time and resources of our management, even if the claim against us is without merit. If we are unable to successfully defend against such a claim, we may be required to pay substantial damages or settlement costs to resolve the claim. In addition, we may be required to re-brand or incur substantial marketing costs to revise our brand to avoid future disputes. Any such trademark infringement claims and potential remedial measures could materially harm our brand name, reputation and results of operations.

Complying with REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability to hedge the risks inherent to our operations. As mentioned below, from time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% or the 95% gross income test, as defined below in “Material U.S. Federal Income Tax Considerations,” unless specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (i) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (ii) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% gross income test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge other types of indebtedness or enter into hedges with respect to our assets, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75% and 95% gross income tests. As a result of these rules, we may have to limit the use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

Our board of trustees has approved a very broad investment policy, subject to management oversight, and does not review or approve each acquisition decision made by AH LLC.

AH LLC is authorized to follow a very broad investment policy established by our board of trustees and subject to oversight by our management. Our board of trustees periodically reviews and updates the investment policy and also reviews our portfolio of residential real estate, but it does not review or approve AH LLC’s specific property acquisitions. In addition, in conducting periodic reviews, our board of trustees may rely primarily on information provided to them by AH LLC and our management. Furthermore, acquisitions may be costly, difficult or impossible to unwind by the time they are reviewed by our board of trustees. AH LLC has great latitude within the broad parameters of the investment policy set by our board of trustees in determining our acquisition strategies, which could result in net returns that are substantially below expectations or that result in material losses, which would adversely affect our business and operating results, or may otherwise not be in the best interests of our shareholders.

As a result of becoming a public company, we will be required to complete an analysis of our internal controls over financial reporting. If we are unable to do so in a timely manner, or if our internal controls are determined to be ineffective, investor confidence in our company may be adversely affected and, as a result, the value of our Series A Participating Preferred Shares may decline.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the completion of our initial public offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, investors could lose confidence in the accuracy and completeness of our financial reports, which could cause the price of our Series A Participating Preferred Shares to decline, and we may become subject to investigation or sanctions by the Securities and Exchange Commission, or SEC. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company,” as defined in the JOBS Act if we take advantage of the exemptions contained in the JOBS Act. We will remain an “emerging growth company” for up to five years, although we could lose that status if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three-year period or if the market value of our Class A common shares that are held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. In addition, to comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

Future debt service obligations could adversely affect our operating results, may require us to sell properties and could adversely affect our ability to make distributions on our Series A Participating Preferred Shares.

Our financing strategy contemplates the use of secured or unsecured debt to finance long-term growth. While we intend to limit the sum of the outstanding principal amount of our consolidated indebtedness to up to 50% of our total assets, our governing documents contain no limitations on the amount of debt that we may incur, and our board of trustees may change our financing strategy at any time without shareholder approval. As a result, we may be able to incur substantial additional debt in the future.

Incurring debt could subject us to many risks, including the risks that:

•	our cash flows from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•

we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our shareholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

•	we violate restrictive covenants in the documents that govern our indebtedness, which would entitle our lenders to accelerate our debt obligations;

•	refinancing of the debt may not be available on favorable terms or at all; and

•	the use of leverage could adversely affect our ability to make distributions to our shareholders and the market price of our Series A Participating Preferred Shares.

If we incur debt in the future and do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through additional debt or equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our operating results and cash flows and, consequently, cash available for distribution to our shareholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of substantial numbers of properties on disadvantageous terms, potentially resulting in losses. To the extent we cannot meet any future debt service obligations, we will risk losing some or all of our properties that may be pledged to secure our obligations to foreclosure. Any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

Our credit facility contains financial and operating covenants that could restrict our business and investment activities. Failure to satisfy these covenants could result in a default under our credit facility that could accelerate the maturity of our debt obligations, which would have a material adverse effect on our business, liquidity, results of operations and financial condition and our ability to make distributions on our Series A Participating Preferred Shares.

Our credit facility contains financial and operating covenants, such as debt ratios, minimum liquidity and adjusted tangible net worth tests and other limitations that may restrict our ability to make distributions or other payments to our shareholders and may restrict our investment activities. Among others, our credit facility requires that we maintain financial covenants relating to the following matters: (i) cash, cash equivalents and borrowing capacity under any credit facilities in an aggregate amount of at least $15,000,000, of which at least $7,500,000 must be in cash and cash equivalents; (ii) a maximum leverage ratio of 1.0 to 1.0; and (iii) adjusted tangible net worth of not less than 85% of our adjusted tangible net worth as of September 30, 2013, plus 85% of the net proceeds of any additional equity capital raises completed on or after September 30, 2013. These covenants may restrict our ability to engage in transactions that we believe would otherwise be in the best interests of our shareholders. Further, such restrictions could make it difficult for us to satisfy the requirements necessary to maintain our qualification as a REIT for U.S. federal income tax purposes. Failure to meet our financial covenants could result from, among other things, changes in our results of operations, the incurrence of additional debt, substantial impairments in the value of our properties or changes in general economic conditions. If we violate covenants in our credit facility or future agreements, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, or at all.

Our credit facility permits us to incur significant indebtedness, which could require that we generate significant cash flow to satisfy the payment and other obligations under our credit facility.

We may incur significant indebtedness in connection with draws under our credit facility. This indebtedness may exceed our cash on hand and/or our cash flows from operating activities. Our ability to meet the payment and other obligations under our credit facility depends on our ability to generate sufficient cash flow in the future. Our ability to generate cash flow, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors, as well as other factors that are beyond our control. It is possible that our business will not generate cash flow from operations, or that future borrowings will be available to us, in amounts sufficient to enable us to meet our payment obligations under our credit facility. If we are not able to generate sufficient cash flow to service our credit facility and other debt obligations, as well as satisfy the REIT distribution requirement, we may need to refinance or restructure our debt, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment obligations under our credit facility, which could materially and adversely affect our liquidity.

Disruptions in the financial markets may materially and adversely affect our ability to secure additional financing.

The credit markets continue to experience significant price volatility, dislocations and liquidity disruptions, the concern of which has led many lenders and institutional investors to reduce, and in some cases cease, to provide credit to businesses and has caused spreads on prospective debt financings to widen considerably. Continued uncertainty in these markets may affect our ability to obtain additional debt financing at all or on terms favorable or acceptable to us. These events also may make it more difficult or costly for us to raise capital through the issuance of our equity securities. Our inability to secure additional financing may impede our ability acquire new properties. Disruptions in the financial markets could have a material adverse effect on us, including our business, results of operations and our financial condition.

Interest expense on our debt may limit our cash available to fund our growth strategies and shareholder distributions.

Higher interest rates could increase debt service requirements on floating rate debt, to the extent we have any, and could reduce funds available for operations, distributions to our shareholders, future business opportunities or other purposes. If we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times which may not permit realization of the maximum return on such investments and could result in significant losses.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations and our ability to make shareholder distributions.

Subject to complying with the requirements for REIT qualification, we may obtain in the future one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, we cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, we may be subject to risks of default by hedging counterparties. Adverse economic conditions could also cause the terms on which we borrow to be unfavorable. We could be required to liquidate one or more of our investments at times which may not permit us to receive an attractive return on our investments in order to meet our debt service obligations.

Risks Related to the Real Estate Industry

Our performance and the value of our properties are subject to general economic conditions and risks associated with our real estate assets.

If the properties we acquire do not generate income sufficient to meet operating expenses, including debt service and capital expenditures, our ability to make distributions to our shareholders could be adversely affected. There are significant expenditures associated with an investment in real estate (such as debt service, real estate taxes, insurance and maintenance costs) that generally do not decline when circumstances reduce the income from the property. Income from and the value of the properties we acquire may be adversely affected by the following factors:

•	downturns in international, national, regional and local economic conditions (particularly increases in unemployment);

•	the attractiveness of the properties we acquire to potential tenants and competition from other properties;

•	increases in the supply of or decreases in the demand for similar or competing properties in our target markets;

•	bankruptcies, financial difficulties or lease defaults by our tenants;

•	changes in interest rates, availability and terms of debt financing;

•	changes in operating costs and expenses and our ability to control rents;

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changes in, or increased costs of compliance with, governmental laws, rules, regulations and fiscal policies, including changes in tax, real estate, environmental and zoning laws, and our potential liability thereunder;

•	our ability to provide adequate maintenance;

•	changes in the cost or availability of insurance, including coverage for mold or asbestos;

•	environmental conditions or retained liabilities for such conditions;

•	tenant turnover;

•	the illiquidity of real estate investments generally;

•	residents’ perceptions of the safety, convenience and attractiveness of our properties and the neighborhoods where they are acquired;

•	the ongoing need for capital improvements, particularly in older properties;

•	the ability or unwillingness of residents to pay rent increases;

•	civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism;

•	rent control or rent stabilization or other housing laws, which could prevent us from raising rents; and

•	increases in property-level maintenance and operating expenses.

For these and other reasons, we cannot assure you that we will be profitable or that we will realize growth in the value of our real estate properties.

Environmentally hazardous conditions may adversely affect our financial condition, cash flows and operating results.

Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our properties, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially adversely affect our business, financial condition, results of operations and, consequently, amounts available for distribution to our shareholders.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of residents, existing conditions of the land, operations in the vicinity of the properties or the activities of unrelated third parties. In addition, we may be required to comply with various local, state and federal fire, health, life-safety and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability and/or other sanctions.

Tenant relief laws and rent control laws may negatively impact our rental income and profitability.

As landlord of numerous properties, we will be involved regularly in evicting tenants who are not paying their rent or are otherwise in material violation of the terms of their lease. Eviction activities will impose legal and managerial expenses that will raise our costs. The eviction process is typically subject to legal barriers, mandatory “cure” policies and other sources of expense and delay, each of which may delay our ability to gain possession and stabilize the property. Additionally, state and local landlord tenant laws may impose legal duties to assist tenants in relocating to new housing, or restrict the landlord’s ability to recover certain costs or charge tenants for damage tenants cause to the landlord’s premises. Because such laws vary by state and locality, we and any regional and local property managers we hire will need to be familiar with and take all appropriate steps to comply with all applicable landlord tenant laws, and we will need to incur supervisory and legal expenses to ensure such compliance. To the extent that we do not comply with state or local laws, we may be subjected to civil litigation filed by individuals, in class actions or by state or local law enforcement. We may be required to pay our adversaries’ litigation fees and expenses if judgment is entered against us in such litigation, or if we settle such litigation.

Furthermore, rent control laws may affect our rental income. Especially in times of recession and economic slowdown, rent control initiatives can acquire significant political support. If rent controls unexpectedly became applicable to certain of our properties, our revenue from and the value of such properties could be adversely affected.

Class action, tenant rights and consumer demands and litigation could directly limit and constrain our operations and may impose on us significant litigation expenses.

Numerous tenants’ rights and consumers’ rights organizations exist throughout the country and operate in our target markets, and as we grow in scale, we may attract attention from some of these organizations and become a target of legal demands or litigation. Many such consumer organizations have become more active and better funded in connection with mortgage foreclosure-related issues, and with the large settlements identified below and the increased market for single-family rentals arising from displaced homeownership, some of these organizations may shift their litigation, lobbying, fundraising and grass roots organizing activities to focus on landlord tenant issues. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers in one state or multiple states to attempt to bring claims against us on a class action basis for damages or injunctive relief. We cannot anticipate what form such legal actions might take, or what remedies they may seek. Additionally, these organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, or may lobby state and local legislatures to pass new laws and regulations to constrain our business operations. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Acquiring properties during periods when the single-family home sector is experiencing substantial inflows of capital and intense competition may result in inflated purchase prices and increase the likelihood that our properties will not appreciate in value and may, instead, decrease in value.

The allocation of substantial amounts of capital for investment in the single-family home sector and significant competition for income producing real estate may inflate the purchase prices for such assets. To the extent we purchased, or in the future purchase, real estate in such an environment, it is possible that the value of our properties may not appreciate and may, instead, decrease in value, perhaps significantly, below the amount we paid for such properties. In addition to macroeconomic and local economic factors, technical factors, such as a decrease in the amount of capital allocated to the single-family home sector and the number of investors participating in the sector, could cause the value of our properties to decline.

Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria.

The U.S. government, through the Federal Reserve, the Federal Housing Administration and the Federal Deposit Insurance Corporation, or FDIC, has implemented a number of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures, including the Home Affordable

Modification Program, which seeks to provide relief to homeowners whose mortgages are in or may be subject to foreclosure, and the Home Affordable Refinance Program, which allows certain borrowers who are underwater on their mortgage but current on their mortgage payments to refinance their loans. Several states, including states in which our current target markets are located, have adopted or are considering similar legislation. These programs and other loss mitigation programs may involve, among other things, modifying or refinancing mortgage loans or providing homeowners with additional relief from loan foreclosures. Such loan modifications and other measures are intended and designed to lead to fewer foreclosures, which will decrease the supply of properties that meet our investment criteria.

The pace of residential foreclosures is subject to numerous factors. Recently, there has been a backlog of foreclosures due to a combination of volume constraints and legal actions, including those brought by the U.S. Department of Justice, or DOJ, the Department of Housing and Urban Development, or HUD, and State Attorneys General against mortgage servicers alleging wrongful foreclosure practices. Financial institutions also have been subjected to regulatory restrictions and limitations on foreclosure activity by the FDIC. Legal claims brought or threatened by DOJ, HUD and 49 State Attorneys General against the five largest residential mortgage servicers in the country were settled in 2012. As part of this approximately $25 billion settlement, a portion of the settlement funds will be directed to homeowners seeking to avoid foreclosure through mortgage modifications, and servicers are required to adopt specified measures to reduce mortgage obligations in certain situations. It is expected that the settlement will help many homeowners to avoid foreclosures that would otherwise have occurred in the near term, and with lower monthly payments and mortgage debts, for years to come. It is also foreseeable that other residential mortgage servicing companies that were not among the five included in the initial $25 billion settlement will agree to similar settlements that will further reduce the supply of houses in the process of foreclosure.

In addition, numerous federal and state legislatures have considered, proposed or adopted legislation to constrain foreclosures, or may do so in the future. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or Dodd-Frank Act, also created the Consumer Financial Protection Bureau, which supervises and enforces federal consumer protection laws as they apply to banks, credit unions, and other financial companies, including mortgage servicers. It remains uncertain as to whether any of these measures will have a significant impact on foreclosure volumes or what the timing of that impact would be. If foreclosure volumes were to decline significantly, we would expect real estate owned inventory levels to decline or to grow at a slower pace, which would make it more difficult to find target assets at attractive prices and might constrain our growth or reduce our long-term profitability. Also, the number of families seeking rental housing might be reduced by such legislation, reducing rental housing demand in our target markets.

In addition, allegations of deficiencies in foreclosure practices could result in claims challenging the validity of some foreclosures that have occurred to date, potentially placing our claim of ownership to the properties at risk. We cannot be assured that such proceedings would not result in a complete dispossession of property from us without compensation.

Each state has its own laws governing the procedures to foreclose on mortgages and deeds of trust, and state laws generally require strict compliance with these laws in both judicial and non-judicial foreclosures. Recently, courts and administrative agencies have been more actively involved in enforcing state laws governing foreclosures, and in some circumstances have imposed new rules and requirements regarding foreclosures. Some courts have delayed or prohibited foreclosures based on alleged failures to comply with proper transfers of title, notice, identification of parties in interest, documentation and other legal requirements. The increase in the number of foreclosures since 2007 has led legislatures in many states to consider modifications to foreclosure laws to restrict and reduce foreclosures. For example, in 2012, California enacted a law imposing new limitations on foreclosures while a request for a loan modification is pending. Further, foreclosed owners and their legal representatives, including some prominent and well-financed law firms, have brought litigation questioning the validity and finality of foreclosures that have already occurred. These developments may slow or reduce the supply of foreclosed houses available to us for purchase and may call into question the validity of our title to houses acquired at foreclosure, or result in rescission rights or other borrower remedies, which could result in a loss of a property purchased by us, an increase in litigation and property maintenance costs incurred with respect to properties obtained through foreclosure, or delays in stabilizing and leasing such properties promptly after acquisition.

We may have difficulty selling our real estate investments, and our ability to distribute all or a portion of the net proceeds from such sale to our shareholders may be limited.

Real estate investments are relatively illiquid and, as a result, we may have a limited ability to sell our properties. When we sell any of our properties, we may recognize a loss on such sale. We may elect not to distribute any proceeds from the sale of properties to our shareholders. Instead, we may use such proceeds for other purposes, including:

•	purchasing additional properties;

•	repaying debt, if any;

•	buying out interests of any co-venturers or other partners in any joint venture in which we are a party;

•	creating working capital reserves; or

•	making repairs, maintenance or other capital improvements or expenditures to our remaining properties.

Our ability to sell our properties may also be limited by our need to avoid the 100% prohibited transactions tax that is imposed on gain recognized by a REIT from the sale of property characterized as dealer property. In order to ensure that we avoid such characterization, we may be required to hold our properties for a minimum period of time and comply with certain other requirements in the Code or dispose of our properties through a taxable REIT subsidiary or “TRS.” For more information on taxable REIT subsidiaries see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Taxable REIT Subsidiaries.”

The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

This prospectus contains estimates, forecasts and projections relating to our primary markets that were prepared for us for use in connection with this offering by JBREC, a real estate consulting firm. See “Industry Overview and Market Opportunity.” The estimates, forecasts and projections relate to, among other things, home value indices, payroll employment growth, median household income, housing permits and household formation and are based on data (including third-party data), significant assumptions, proprietary methodologies and the experience and judgment of JBREC. Although we believe these estimates, forecasts and projections are reasonable, the application of alternative assumptions, judgments or methodologies could result in materially less favorable estimates, forecasts and projections than those contained in this prospectus, and you should not place undue reliance on them.

The forecasts and projections are forward-looking statements and involve risks and uncertainties that may cause actual results to be materially different from the projections. JBREC has made these forecasts and projections based on studying the historical and current performance of the residential housing market and applying JBREC’s qualitative knowledge about the residential housing market. The future is difficult to predict, particularly given that the economy and housing markets can be cyclical, subject to changing consumer and market psychology, and governmental policies related to mortgage regulations and interest rates. There will usually be differences between projected and actual outcomes, because events and circumstances frequently do not occur as expected, and the differences may be material. Accordingly, the forecasts and projections included in this prospectus might not occur or might occur to a different extent or at a different time, and you should not place undue reliance on them. Except as required by law, we are not obligated to, and do not intend to, update the statements in this prospectus to conform to actual outcomes or changes in our or JBREC’s expectations.

Risks Related to our Relationship with AH LLC and Conflicts of Interest

As long as AH LLC continues to perform acquisition and renovations services for us, we will depend on AH LLC for our external growth.

Until December 10, 2014, AH LLC will continue to provide us acquisition and renovation services for a fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that we acquire in consideration for its services in identifying, evaluating, acquiring and overseeing the renovation of its residences. Accordingly, through at least that date, we will depend on AH LLC for our external growth and we could be adversely affected if, for any reason, AH LLC is unable to perform its obligations under its agreement with us.

AH LLC may engage in other activities diverting their attention from our business, which could adversely affect the execution of our business and our results of operations.

We are subject to conflicts of interest arising out of our relationship with AH LLC. AH LLC and its affiliates, officers, directors, employees or personnel may engage in any business (other than acquiring, renovating, leasing and operating single-family homes as rental properties without the approval of the board of trustees). As a result, their time and effort may be diverted from our business.

Completion of the Management Internalization has exposed us to new and additional responsibilities, costs and risks.

Completion of the Management Internalization has exposed us to new and additional responsibilities, costs and risks. For example, while we no longer bear the external costs of the advisory management fee paid to our former manager, our direct overhead will increase, as we are now responsible for compensation and benefits of our officers and other personnel that were previously paid by our former manager. If our properties do not perform as anticipated or if we fail to raise additional financing, we may not be able to cover such additional overhead. We also now are subject to those potential liabilities that are commonly faced by employers, such as workers disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances. Accordingly, the Management Internalization could adversely affect our financial condition and operating results.

Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our shareholders.

As the sole general partner of our operating partnership, we have a fiduciary duty to the other limited partners in the operating partnership, the discharge of which may conflict with the interests of our shareholders. AH LLC is the limited partner of our operating partnership. AH LLC, as the limited partner of our operating partnership, has agreed that, in the event of a conflict in the fiduciary duties owed by us to our shareholders and in our capacity as the general partner of our operating partnership, to such limited partner, we are under no obligation to give priority to the interests of such limited partner.

In addition, AH LLC, as well as any other limited partners, has the right to vote on certain amendments to the operating partnership agreement and to approve certain amendments that would adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of our shareholders.

The contribution agreement and other agreements we entered into in connection with the Management Internalization were negotiated between a special committee of our board of trustees and AH LLC. Therefore, the terms of such agreements may not have been as favorable to us as if they had been negotiated with unaffiliated third parties.

AH LLC is owned, directly or indirectly, by family members or trusts for family members or heirs of B. Wayne Hughes, our non-executive Chairman, David P. Singelyn, our Chief Executive Officer and a trustee, Jack

Corrigan, our Chief Operating Officer and a trustee, David Goldberg, our Executive Vice President, and other parties. HF Investments 2010, LLC, which is comprised of trusts established by Mr. Hughes for certain of his heirs, owns an approximately 88.66% membership interest in AH LLC. Additionally, membership interests of AH LLC are owned by family members or trusts for family members of Mr. Singelyn (4.93% membership interest), Mr. Corrigan (4.93% membership interest) and Mr. Goldberg (1% membership interest). Accordingly, such trustees and executive officers received substantial economic benefits as a result of the Management Internalization. As a result of the foregoing, the interests of certain of our trustees and executive officers may differ from, and be in conflict with, the interests of our shareholders. The contribution agreement and other agreements we entered into in connection with the Management Internalization were negotiated between a special committee comprised of all of our independent trustees and AH LLC, and their terms, including the consideration payable to AH LLC, may not be as favorable to us as if they had been negotiated with unaffiliated third parties. In addition, we did not obtain a third-party appraisal of our former manager or our former property manager.

If we determine that AH LLC breached any of the representations, warranties or covenants made by it in the contribution agreement related to the Management Internalization, we may choose not to enforce, or to enforce less vigorously, our rights because of our desire to maintain our ongoing relationship with AH LLC. Moreover, the representations, warranties, covenants and indemnities in the contribution agreement are subject to limits and qualifiers, which may also limit our ability to enforce any remedy under the agreement.

Messrs. Hughes, Singelyn, Corrigan and Goldberg are subject to certain conflicts of interest with regard to enforcing the indemnification provisions contained in the contribution agreement for the Management Internalization and enforcing some of the ancillary agreements to be entered into by us in connection with the Management Internalization.

Messrs. Hughes, Singelyn, Corrigan and Goldberg received beneficial economic interests in our operating partnership’s Series D units and Series E units through their direct or indirect interests in AH LLC, which received 4,375,000 Series D units and 4,375,000 Series E units as a result of the Management Internalization. Certain provisions of the contribution agreement and the ancillary agreements executed in connection with the Management Internalization may have significant financial impacts on AH LLC. In particular, Messrs. Hughes, Singelyn, Corrigan and Goldberg are subject to conflicts of interest in connection with the enforcement against AH LLC of indemnification obligations under the contribution agreement and other transaction documents that could directly impact their or their family’s economic interests.

Because the acquisition and renovation functions will not be internalized earlier than December 10, 2014, we expect to continue to pay AH LLC significant fees, and certain of our executive officers and trustees will have a conflict of interest in connection with decisions regarding internalization of those functions.

We will continue to pay AH LLC a fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that we acquire in consideration for its services in identifying, evaluating, acquiring and overseeing the renovation of its residences. If, for example, we invest $1.5 billion in acquisitions after the closing of the Management Internalization and before December 10, 2014, we will pay AH LLC acquisition and renovation fees of $75 million. AH LLC would continue to bear all of the costs of investigating properties that we do not acquire. After September 10, 2014, we will have the right to offer employment that would commence on December 10, 2014 to all of AH LLC’s acquisition and renovation personnel necessary for our operations, and AH LLC will be required to cooperate to transition any employees who choose to accept our offer. If we elect not to transition employees from AH LLC, we could engage AH LLC or a third party on mutually acceptable terms to continue to provide acquisition and renovation services. Because we may still be paying significant fees to AH LLC, Messrs. Hughes, Singelyn, Corrigan and Goldberg, as a result of their personal or family financial interests in AH LLC, will be subject to conflicts of interest in connection with decisions regarding whether to pursue internalization of the acquisition and renovation functions after December 10, 2014 or to enter into a new agreement with AH LLC for these services.

Risks Related to Our Organization and Structure

Provisions of our declaration of trust may limit the ability of a third party to acquire control of us by authorizing our board of trustees to issue additional securities.

Our board of trustees may, without shareholder approval, amend our declaration of trust to increase or decrease the aggregate number of our shares or the number of shares of any class or series that we have the authority to issue and to classify or reclassify any unissued common or preferred shares, and set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of trustees may authorize the issuance of additional shares or establish a series of common or preferred shares that may delay or prevent a change in control of our company, including transactions at a premium over the market price of our shares, even if shareholders believe that a change in control is in their interest. These provisions, along with the restrictions on ownership and transfer contained in our declaration of trust and certain provisions of Maryland law described below, could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities. See “Material Provisions of Maryland Law and of Our Declaration of Trust and Bylaws.”

Provisions of Maryland law may limit the ability of a third party to acquire control of us by requiring our board of trustees or shareholders to approve proposals to acquire our company or effect a change in control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, applicable to Maryland real estate investment trusts may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide our shareholders with the opportunity to realize a premium over the then-prevailing market price of their shares, including:

•

“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding shares) or an affiliate of any interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes two super-majority shareholder voting requirements on these combinations, unless, among other conditions, our common shareholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares; and

•

“control share” provisions that provide that our “control shares” (defined as voting shares which, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing trustees) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by our shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by our officers or by our employees who are also trustees of our company.

By resolution of our board of trustees, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of trustees may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amending our bylaws, opt in to the control share provisions of the MGCL in the future.

In addition, the “unsolicited takeover” provisions of Title 3, Subtitle 8 of the MGCL permits our board of trustees, without shareholder approval and regardless of what is currently provided in our declaration of trust or bylaws, to implement certain takeover defenses, including adopting a classified board or increasing the vote required to remove a trustee. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common shareholders with the opportunity to realize a premium over the then-current market price. In July 2013, our board of trustees and our shareholders approved an amendment to our declaration of trust under which we will elect not to be subject to these provisions.

Our rights and the rights of our shareholders to take action against our trustees and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law, generally, a trustee will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our declaration of trust limits the liability of our trustees and officers to us and our shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty by the trustee or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our declaration of trust authorizes us to indemnify our trustees and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each trustee and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our trustees and officers. As a result, we and our shareholders may have more limited rights against our trustees and officers than might otherwise exist absent the current provisions in our declaration of trust and bylaws or that might exist with other companies. See “Material Provisions of Maryland Law and of Our Declaration of Trust and Bylaws—Limitation of Trustees’ and Officers’ Liability and Indemnification.”

Our board of trustees may change our strategy or investment policies, financing strategy or leverage policies without shareholder consent.

Our board of trustees may change any of our strategies, policies or procedures with respect to property acquisitions and divestitures, asset allocation, growth, operations, indebtedness, financing and distributions at any time without the consent of shareholders, which could result in the acquisition of properties that are different from, and possibly riskier than, the types of single-family residential real estate investments described in this prospectus. These changes could adversely affect our financial condition, risk profile, results of operations, the market price of our Series A Participating Preferred Shares and our ability to make distributions to shareholders.

The ability of our board of trustees to revoke our REIT election without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without the approval of our shareholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on the total return to our shareholders.

Risks Related to This Offering and Ownership of Our Series A Participating Preferred Shares

The Series A Participating Preferred Shares have not been rated.

We have not sought to obtain a rating for the Series A Participating Preferred Shares. However, no assurance can be given that one or more rating agencies might not independently determine to issue such a rating or that such a rating, if issued, would not adversely affect the market price of the Series A Participating Preferred Shares. In addition, we may elect in the future to obtain a rating of the Series A Participating Preferred Shares, which could adversely impact the market price of the Series A Participating Preferred Shares. Ratings only reflect the views of the rating agency or agencies issuing the ratings, and such ratings could be revised downward or withdrawn entirely at the discretion of the issuing rating agency if in its judgment circumstances so warrant. Any such downward revision or withdrawal of a rating could have an adverse effect on the market price of the Series A Participating Preferred Shares.

The Series A Participating Preferred Shares are newly issued securities with no established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. We intend to apply to list the Series A Participating Preferred Shares on the NYSE, but we cannot assure you that the listing will be approved or that a trading market will develop or be sustained.

The Series A Participating Preferred Shares are newly issued securities with no established trading market. We intend to apply to list the Series A Participating Preferred Shares on the NYSE, but we cannot assure you that the Series A Participating Preferred Shares will be approved for listing. An active trading market on the NYSE for the Series A Participating Preferred Shares may not develop or, even if it develops, may not be sustained, in which case the trading price of the Series A Participating Preferred Shares could be adversely affected.

The price of our Series A Participating Preferred Shares could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus, our financial performance, government regulatory action or inaction, tax laws, interest rates and general market conditions and others such as:

•	actual or anticipated variations in our quarterly operating results, financial condition, liquidity or changes in business strategy or prospects;

•	equity issuances by us or resales by our shareholders, or the perception that such issuances or resales may occur;

•	increases in market interest rates that may lead investors to demand a higher dividend yield or seek alternative investments paying higher rates;

•	publication of research reports about us or the real estate industry;

•	changes in market valuations of similar companies;

•	changes in home prices reflected in the POI;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by shareholders;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown or dislocation in the global credit or capital markets;

•	our operating performance and the performance of other similar companies;

•	failure to maintain our REIT qualification;

•	changes in accounting principles or actual or anticipated accounting problems; and

•	passage of legislation or other regulatory developments that adversely affect us or our industry.

The Series A Participating Preferred Shares are subordinate to our debt and other liabilities, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

As of June 30, 2013, our total indebtedness was approximately $670 million, and our other liabilities (other than indebtedness) were approximately $161.4 million. We may incur significant additional debt to finance future acquisition activities as well as additional liabilities in operating our business. The Series A Participating Preferred Shares are subordinate to all of our existing and future debt. Our existing debt restricts, and our future debt may include restrictions on, our ability to pay dividends to preferred shareholders in the event of a default under the debt facilities. Our declaration of trust currently authorizes the issuance of up to 100,000,000 preferred shares of beneficial interest in one or more series. The issuance of additional preferred shares of beneficial interest on parity with or senior to the Series A Participating Preferred Shares would dilute the interests of the holders of the Series A Participating Preferred Shares, and any issuance of preferred shares of beneficial interest senior to the Series A Participating Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on the Series A Participating Preferred Shares. Other than the conversion right afforded to holders of Series A Participating Preferred Shares upon the occurrence of a Change of Control as described under “Description of Series A Participating Preferred Shares—Conversion Rights” and other than the limited voting rights as described under “Description of the Series A Participating Preferred Shares—Voting Rights” below, none of the provisions relating to the Series A Participating Preferred Shares relate to or limit our indebtedness or afford the holders of the Series A Participating Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all of our assets or business, that might adversely affect the holders of the Series A Participating Preferred Shares.

The various hypothetical figures and illustrations contained in this prospectus should not be taken as an indication or prediction of future investment results.

The various hypothetical figures and illustrations contained in this prospectus are intended merely to illustrate the impact that such hypothetical terms could have on the liquidation preference, dividend amounts and the return on investment with respect to the Series A Participating Preferred Shares. Such hypothetical figures and illustrations should not be taken as an indication or prediction of future investment results. The actual amount of HPA and the resulting liquidation preference, dividend amounts and return on the Series A Participating Preferred Shares may bear little or no relation to the hypothetical figures and illustrative examples contained in this prospectus. The POI from which the HPA Amount will be derived has been highly volatile in the past, meaning that the index level has changed considerably in relatively short periods, and its performance cannot be predicted for any future period.

Changes in home prices reflected in the POI may have little or no correlation with the actual appreciation or depreciation of the homes in our portfolio, and the POI data for our top 20 markets that we will use to calculate the HPA Amount may have little or no correlation with the actual appreciation or depreciation of homes nationwide.

The POI is a weighted, repeat-sales index, meaning that it measures average price changes in repeat sales of the same single-family properties. This information is obtained by reviewing repeat transactions involving conforming, conventional mortgages purchased or securitized by Fannie Mae or Freddie Mac since January 1975. Only mortgage transactions involving single-family homes are included. Conforming refers to a mortgage that both meets the underwriting guidelines of Fannie Mae or Freddie Mac and that does not exceed the conforming loan limit, which is currently $625,000 for mortgages in the contiguous United States originated after September 30, 2011. Conventional mortgages are those that are neither insured nor guaranteed by the FHA, VA or other federal government entities. Mortgages on properties financed by government-insured loans, such as FHA or VA mortgages, are excluded from the POI, as are properties with mortgages whose principal amount exceeds the conforming loan limit. The location, size, and other characteristics of the single-family homes used to calculated the POI may differ substantially from the single-family homes in our portfolio and changes in the prices of the single-family homes used to calculate the POI may be substantially different than the changes in prices of the single-family homes in our portfolio. There can be no assurance that any of the single-family homes in our portfolio actually are included or will be included in the POI. In addition, the weightings that have been assigned to our top 20 markets calculated as of July 31, 2013 for purposes of calculating the HPA Amount reflect the concentration of our ownership of homes in such markets only as of such date. The markets in which we own homes are likely to change in the future, while the relative weightings that we have assigned for the purposes of calculating the HPA Amount will not. Additionally, since we are using the POI only with respect to specific markets, the POI may reflect home price appreciation or depreciation trends in those markets that are substantially different from those across the nation. As such, the appreciation or depreciation reflected in the POI for our top 20 markets that we will use to calculate the HPA Amount may have little or no correlation with the appreciation or depreciation of homes nationwide.

The cumulative change in HPA that occurs during the period measured for purposes of calculating the HPA Amount may differ from the cumulative change in HPA that occurs during the period for which the Series A Participating Preferred Shares are actually outstanding.

The HPA Amount will be calculated by measuring the cumulative change in HPA from June 30, 2013 through the end of the most recent quarter for which POI values are available. As such, the measurement period used to calculate the HPA Amount (i) will include a period of time during which the Series A Participating Preferred Shares were not yet outstanding (i.e., the period from July 1, 2013 through the issue date) and (ii) with respect to a redemption or conversion of the Series A Participating Preferred Shares or a liquidation, dissolution or winding up of the Company prior to October 1, 2020, will not include a period of time during which the Series A Participating Preferred Shares were outstanding (i.e., the period from the end of the most recent quarter for which POI values are available through the date of such redemption, conversion or liquidation). The cumulative change in HPA that occurs during the period measured for purposes of calculating the HPA Amount may differ from the cumulative change in HPA that occurs during the period for which the Series A Participating Preferred Shares are actually outstanding. As a result, the HPA Amount (if any) may be more or less than it would have been if it had been calculated with respect to the period during which the Series A Participating Preferred Shares were actually outstanding.

The FHFA may no longer publish or may materially change the methodology used in calculating the POI, which could adversely affect the value of our Series A Participating Preferred Shares.

As described under the “The Offering—Home Price Appreciation Factor,” the HPA Amount is calculated by reference to the POI. If the FHFA no longer publishes the POI or eliminates from the POI one or more of our top 20 markets as of July 31, 2013, we will make a good faith selection of a publicly available alternative index or indices (if more than one source is required to cover all 20 markets) to capture this data after examining publicly available indices that are reasonably comparable to the POI. If we select an alternative source or sources, we will disclose the new source for calculating the HPA Amount on the “For Investors” page of our corporate website and in a Current Report on Form 8-K filed with the SEC. In the event that a suitable public alternative source or sources is not available, we will, at our option, either redeem or convert the Series A Participating Preferred Shares within 135 days after the date that the POI was last published, at a redemption price (if a redemption) calculated in a manner consistent with the redemption price described in “Description of our Series A Participating Preferred Shares—Redemption—Redemption at Our Option” or at a conversion price (if a conversion) calculated in a manner consistent with the conversion price described in “Description of our Series A Participating Preferred Shares—Conversion—Conversion at Our Option.” We will make appropriate amendments and disclosures of any alternative sources and results but may be unable to replicate the methodology used by the FHFA in calculating the POI or produce the same results. Furthermore, a material change in the methodology used by the FHFA in calculating the POI will not result in the selection of an alternative source or sources. As a result, if the FHFA does not publish the POI for all of our top 20 markets as of July 31, 2013 using the same methodology throughout the measurement period, the HPA Amount at the time of measurement may be negatively impacted, which may adversely affect the value of our Series A Participating Preferred Shares.

An increase in market interest rates may cause the market price of the Series A Participating Preferred Shares to decrease.

One of the factors that will influence the price of the Series A Participating Preferred Shares will be the dividend yield on the Series A Participating Preferred Shares (as a percentage of the price of the Series A Participating Preferred Shares, as applicable) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series A Participating Preferred Shares to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of the Series A Participating Preferred Shares to decrease.

If you own our Series A Participating Preferred Shares, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you own our Series A Participating Preferred Shares, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting the common shares. You will have rights with respect to our common shares only if and when we deliver common shares to you upon conversion of your Series A Participating Preferred Shares and, in certain cases, under the conversion rate adjustments applicable to our Series A Participating Preferred Shares. For example, in the event that an amendment is proposed to our declaration of trust requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the delivery of common shares to you following a conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

The Change of Control conversion feature of our Series A Participating Preferred Shares may not adequately compensate you and may make it more difficult for a third party to take over our company or discourage a third party from taking over our company.

Upon the occurrence of a Change of Control, holders of the Series A Participating Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem the Series A Participating Preferred Shares) to convert some or all of their Series A Participating Preferred Shares into our Class A common shares (or equivalent value of alternative consideration). See “Description of Series A Participating Preferred Shares—Conversion Rights.” Upon such a conversion, the holders will be limited to a maximum number of our Class A common shares equal to the conversion value (equal to the liquidation preference (including any HPA Amount) and unpaid and accrued dividends) divided by the closing price on the date of the event triggering the Change of Control.

The Change of Control conversion features of the Series A Participating Preferred Shares may have the effect of discouraging a third party from making an acquisition proposal for our company or of delaying, deferring or preventing certain change of control transactions of our company under circumstances that shareholders may otherwise believe is in their best interests.

There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.

There is no guarantee that home prices in the markets used to calculate the HPA Amount will appreciate at current or historical levels, or at all, or that any HPA Amount will accrue on our Series A Participating Preferred Shares. If the HPA Factor, determined using the POI produced by the FHFA, is zero or negative, no HPA Amount will accrue. As a result, the HPA may not be realized upon (i) exercise by us of our optional redemption right or conversion right after September 30, 2017 or (ii) our liquidation, dissolution or winding up.

The market price of Class A common shares received in a conversion of our Series A Participating Preferred Shares may decrease between the date received and the date the Class A common shares are sold.

The market price of Class A common shares received in a conversion may decrease between the date received and the date the Class A common shares are sold. The stock markets, including the NYSE, have experienced significant price and volume fluctuations. As a result, the market price of our Class A common shares is likely to be similarly volatile, and recipients of our Class A common shares may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our Class A common shares could be subject to wide fluctuations in response to a number of factors, including sales of Class A common shares by other shareholders who received Class A common shares in respect of their Series A Participating Preferred Shares, our financial performance, government regulatory action or inaction, tax laws, interest rates and general market conditions and other factors. See “—The Series A Participating Preferred Shares are newly issued securities with no established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. We intend to apply to list the Series A Participating Preferred Shares on the NYSE, but we cannot assure you that the listing will be approved or that a trading market will develop or be sustained.”

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on the Series A Participating Preferred Shares is limited by Maryland law. Under applicable Maryland law, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business, or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s declaration of trust provides otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on the Series A Participating Preferred Shares if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred shares of beneficial interest then outstanding, if any, with preferences senior to those of the Series A Participating Preferred Shares.

Broad market fluctuations could negatively impact the value of our Series A Participating Preferred Shares.

The stock market has recently experienced extreme price and volume fluctuations that have affected the market price of many companies in industries similar or related to ours and that have been unrelated to these companies’ operating performance. These broad market fluctuations could negatively impact the market price of our common shares, which could in turn reduce the value of our Series A Participating Preferred Shares. Furthermore, our operating results and prospects may be below the expectations of public market analysts and investors or may be lower than those of companies with comparable market capitalizations. Either of these factors could lead to a material decline in the value of our Series A Participating Preferred Shares.

You should consider the United States federal income tax consequences of owning our Series A Participating Preferred Shares, including the potential for constructive distributions.

The principal United States federal income tax consequences of purchasing, owning and disposing our Series A Participating Preferred Shares are summarized under “Material United States Federal Income Tax Considerations.” The IRS may take the position that certain rights including our right to redeem the Series A Participating Preferred Shares for cash at a redemption price in excess of the issue price of the Series A Participating Preferred Shares and our right to convert the Series A Participating Preferred Shares to Class A common shares taking into account the HPA, causes you, during the period you hold your shares, to be deemed to receive taxable dividends subject to United States federal income tax without the receipt of any cash. If you are a non-U.S. shareholder, such deemed dividend may subject you to United States federal withholding tax. See “Material United States Federal Income Tax Considerations.”

Risks Related to Qualification and Operation as a REIT

Qualifying as a REIT involves highly technical and complex provisions of the Code.

Qualification as a REIT involves the application of highly technical and complex Code provisions for which only limited judicial and administrative authorities exist. Even a technical or inadvertent violation could jeopardize our REIT qualification. Our qualification as a REIT depends upon our satisfaction of certain asset, income, organizational, distribution, shareholder ownership and other requirements on a continuing basis. New legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Certain rules applicable to REITs are particularly difficult to interpret or to apply in the case of REITs investing in real estate mortgage loans that are acquired at a discount, subject to work-outs or modifications, or reasonably expected to be in default at the time of acquisition. In addition, our ability to satisfy the requirements to qualify as a REIT depends in part on the actions of third parties over which we have no control or only limited influence, including in cases where we own an equity interest in an entity that is classified as a partnership for U.S. federal income tax purposes.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge our interest rate risk will be excluded from gross income for purposes of the REIT 75% and 95% gross income tests if the instrument hedges interest rate risk on liabilities used to carry or acquire real estate assets or manages the risk of certain currency fluctuations, and such instrument is properly identified under applicable Treasury Regulations. Income from hedging transactions that do not meet these requirements will generally constitute non-qualifying income for purposes of both the REIT 75% and 95% gross income tests. See “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Gross Income Tests—Income from Hedging Transactions.” As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRS will generally not provide any tax benefit, except for being carried back or forward against past or future taxable income in the TRS.

Complying with the REIT requirements may cause us to forgo and/or liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts that we distribute to our shareholders and the ownership of our shares. To meet these tests, we may be required to take or forgo taking actions that we would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forgo investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to shareholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could reduce our income and amounts available for distribution to our shareholders. Thus, compliance with the REIT requirements may hinder our investment performance.

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our shareholders.

We believe that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT and that our current organization and proposed method of operation will enable us to continue to qualify as a REIT. However, we have not requested and do not intend to request a ruling from the Internal Revenue Service, or the IRS, that we qualify as a REIT. As a result, we cannot assure you that we qualify or that we will remain qualified as a REIT.

If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we will face serious tax consequences that will substantially reduce the funds available for distributions to our shareholders because:

•	we would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common shares. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common shares.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flow.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, we could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain our qualification as a REIT. See “Material U.S. Federal Income Tax Considerations—Taxation of the Company as a REIT.” Any of these taxes would decrease cash available for distribution to our shareholders. In addition, in order to meet the REIT qualification requirements, or to avert the imposition of a 100% tax that applies to certain gains derived by a REIT from dealer property or inventory, we hold some of our assets through a TRS or other subsidiary corporations that are subject to corporate-level income tax at regular rates. Our TRS may have tax liability with respect to “phantom income” if it is treated as a “dealer” for U.S. federal income tax purposes which would require the TRS to mark to market its assets at the end of each taxable year. In addition, our TRS is subject to federal, state and local corporate taxes. Any of these taxes would decrease cash available for distribution to our shareholders. For more information on taxable REIT subsidiaries see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Taxable REIT Subsidiaries.”

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We believe that we have operated and we intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our “REIT taxable income,” determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our shareholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our shareholders in a calendar year is less than a minimum amount specified under the Code. We intend to make distributions to our shareholders to comply with the REIT requirements of the Code.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends, which could adversely affect the value of our Class A common shares if they are perceived as less attractive investments.

The maximum rate applicable to “qualified dividend income” paid by regular “C” corporations to U.S. shareholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, generally are not eligible for the current reduced rate, except to the extent that certain holding requirements have been met and a REIT’s dividends are attributable to dividends received by a REIT from taxable corporations (such as a REIT’s taxable REIT subsidiaries), to income that was subject to tax at the REIT/corporate level, or to dividends properly designated by the REIT as “capital gains dividends.” Although the reduced rates applicable to dividend income from regular “C” corporations do not adversely affect the taxation of REITs or dividends payable by REITs, it could cause investors who are non-corporate taxpayers to perceive investments in REITs to be relatively less attractive than investments in the shares of regular “C” corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our Class A common shares.

The prohibited transactions tax may limit our ability to engage in transactions.

A REIT’s net income from “prohibited transactions” is subject to a 100% tax. In general, “prohibited transactions” are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transactions tax equal to 100% of net gain upon a disposition of real property or debt instruments that we hold. Although a safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or debt instruments or we may conduct such sales through our TRS, which would be subject to U.S. federal and state income taxation. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis. For example, if we decide to acquire properties or debt instruments opportunistically to renovate in anticipation of immediate resale, we will need to conduct that activity through our TRS to avoid the 100% prohibited transactions tax.

The 100% tax described above may limit our ability to enter into transactions that would otherwise be beneficial to us. For example, if circumstances make it profitable or otherwise uneconomical for us to remain in certain states or geographical markets, the 100% tax could delay our ability to exit those states or markets by selling our assets in those states or markets other than through a TRS, which could harm our operating profits and the trading price of our Class A common shares.

If the operating partnership fails to qualify as a partnership for federal income tax purposes, we could fail to qualify as a REIT and suffer other adverse consequences.

We believe that our operating partnership is organized and will be operated in a manner so as to be treated as a partnership and not an association or a publicly traded partnership taxable as a corporation, for U.S. federal income tax purposes. As a partnership, our operating partnership will not be subject to U.S. federal income tax on its income. Instead, each of the partners will be allocated its share of our operating partnership’s income. No assurance can be provided, however, that the IRS will not challenge our operating partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as an association or publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, would cease to qualify as a REIT. Also, the failure of the operating partnership to qualify as a partnership would cause it to become subject to U.S. federal corporate income tax, which would reduce significantly the amount of its cash available for distribution to its partners, including us.

The ability of our board of trustees to revoke our REIT qualification without shareholder approval may cause adverse consequences to our shareholders.

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without shareholder approval, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and would no longer be required to distribute most of our taxable income to our shareholders, which may have adverse consequences on our total return to our shareholders.

Our ownership of our TRS subsidiaries will be subject to limitations and our transactions with our TRS subsidiaries will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

The Code provides that no more than 25% of the value of a REIT’s assets may consist of shares or securities of one or more TRSs. This requirement limits the extent to which we can conduct activities through TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. We monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and we intend to structure our transactions with our TRS on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% taxable REIT subsidiaries limitation or to avoid application of the 100% excise tax. For more information on taxable REIT subsidiaries see “Material U.S. Federal Income Tax Considerations—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Taxable REIT Subsidiaries.”

You may be restricted from acquiring or transferring certain amounts of our common shares.

The share ownership restrictions of the Code for REITs and the 8.0% common share ownership limit that applies to all shareholders, other than the Hughes family which is subject to the “excepted holder limit” (as defined in the declaration of trust) and “designated investment entities” (as defined in the declaration of trust) which are subject to a 9.9% common share ownership limit, all as provided in our declaration of trust may inhibit market activity in our equity shares and restrict our business combination opportunities. See “Description of Equity Shares—Restrictions on Ownership and Transfer.”

In order to qualify as a REIT for each taxable year beginning with our taxable year ending December 31, 2013, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding equity shares at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our equity shares under this requirement. Additionally, at least 100 persons must beneficially own our equity shares during at least 335 days of a taxable year for each taxable year after 2012. To help insure that we meet these tests, our declaration of trust restricts the acquisition and ownership of our equity shares.

Our declaration of trust, with certain exceptions, authorizes our trustees to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of trustees, our declaration of trust prohibits any person, other than the Hughes family which is subject to the “excepted holder limit” (as defined in the declaration of trust) and “designated investment entities” (as defined in the declaration of trust), from beneficially or constructively owning more than 8.0% in value or number of shares, whichever is more restrictive, of our outstanding common shares. Our board of trustees may not grant an exemption from these restrictions to any proposed transferee whose ownership in excess of 8.0% of the value of our outstanding common shares would result in our failing to qualify as a REIT. These restrictions on ownership and transfer will not apply, however, if our board of trustees determines that it is no longer in our best interest to continue to qualify as a REIT.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our Series A Participating Preferred Shares.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended, possibly with retroactive effect. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and whether any such law, regulation, or interpretation may take effect retroactively. We and our shareholders could be adversely affected by any such change in or any new U.S. federal income tax law, regulation or administrative interpretation.

We may be required to report taxable income for certain investments in excess of the economic income that we ultimately realize from them.

Our TRS may invest in mortgages, including NPLs, for less than their face amount. The amount of such discount is generally be treated as “market discount” for U.S. federal income tax purposes. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made, unless we elect to include accrued market discount in income as it accrues. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

In the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. While we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectible, the utility of that deduction could depend on our having taxable income in that later year or thereafter.

Finally, we or our TRS may recognize taxable “phantom income” as a result of modifications, pursuant to agreements with borrowers, of debt instruments that we acquire if the amendments to the outstanding debt are “significant modifications” under the applicable Treasury regulations. In addition, our TRS may be treated as a “dealer” for U.S. federal income tax purposes, in which case the TRS would be required to mark to market its assets at the end of each taxable year and recognize taxable gain or loss on those assets even though there has been no actual sale of those assets.

FORWARD-LOOKING STATEMENTS

Various statements contained in this prospectus, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future production, revenues, income and capital spending. Our forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including those discussed under “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. These risks, contingencies and uncertainties include, but are not limited to, the following:

•	We are employing a new and untested business model with no proven track record, which may make our business difficult to evaluate.

•

We are a recently organized REIT with a limited operating history, and we may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions on our Series A Participating Preferred Shares.

•	We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.

•

Because we have not yet identified any specific properties (other than properties held in escrow) to acquire with any net proceeds of this offering remaining after repayment of debt, you will be unable to evaluate the economic merits of our investments made with such net proceeds before making an investment decision to purchase our Series A Participating Preferred Shares.

•

We intend to continue to rapidly expand our scale of operations and make acquisitions even if the rental and housing markets are not as favorable as they have been in recent months, which could adversely impact anticipated yields.

•

Our future growth depends, in part, on the availability of additional debt or equity financing. If we cannot obtain additional financing on terms favorable or acceptable to us, our growth may be limited.

•

Our credit facility contains financial and operating covenants that could restrict our business and investment activities. Failure to satisfy these covenants could result in a default under our credit facility that could accelerate the maturity of our debt obligations, which would have a material adverse effect on our business, liquidity, results of operations and financial condition and our ability to make distributions on our Series A Participating Preferred Shares.

•

Our success depends, in part, upon our ability to hire and retain highly skilled managerial, investment, financial and operational personnel, and the past performance of our senior management may not be indicative of future results.

•

Our investments are and will continue to be concentrated in our target markets and the single-family properties sector of the real estate industry, which exposes us to downturns in our target markets or in the single-family properties sector.

•	We face significant competition for acquisitions of our target properties, which may limit our strategic opportunities and increase the cost to acquire those properties.

•	We face significant competition in the leasing market for quality tenants, which may limit our ability to rent our single-family homes on favorable terms or at all.

•

The large supply of single-family homes becoming available for purchase as a result of the heavy volume of foreclosures, combined with historically low residential mortgage rates, may cause some potential renters to seek to purchase residences rather than lease them and, as a result, cause a decline in the number and quality of potential tenants.

•

Our evaluation of properties involves a number of assumptions that may prove inaccurate, which could result in us paying too much for properties we acquire or overvaluing our properties or our properties failing to perform as we expect.

•	The estimates, forecasts and projections relating to our markets prepared by JBREC are based upon numerous assumptions and may not prove to be accurate.

•

Single-family properties that are being sold through short sales or foreclosure sales are subject to risks of theft, mold, infestation, vandalism, deterioration or other damage that could require extensive renovation prior to renting and adversely impact our operating results.

•	If occupancy levels and rental rates in our target markets do not increase sufficiently to keep pace with rising costs of operations, our income and distributable cash will decline.

•

We depend on our tenants and their willingness to renew their leases for substantially all of our revenues. Poor tenant selection and defaults and nonrenewals by our tenants may adversely affect our reputation, financial performance and ability to make distributions on our Series A Participating Preferred Shares.

•	Declining real estate values and impairment charges could adversely affect our earnings and financial condition.

•

We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Series A Participating Preferred Shares.

•	Mortgage loan modification programs and future legislative action may adversely affect the number of available properties that meet our investment criteria.

•	Completion of the Management Internalization has exposed us to new and additional responsibilities, costs and risks.

•

The contribution agreement we entered into in connection with the Management Internalization was negotiated between a special committee of our board of trustees and AH LLC. Therefore, the terms of the agreement may not have been as favorable to us as if it had been negotiated with unaffiliated third parties.

•	Our board of trustees has approved a very broad investment policy, subject to management oversight, and does not review or approve each acquisition decision made by AH LLC.

•	We may be adversely affected by lawsuits alleging trademark infringement as such lawsuits could materially harm our brand name, reputation and results of operations.

•	Our fiduciary duties as the general partner of our operating partnership could create conflicts of interest, which may impede business decisions that could benefit our shareholders.

•	As long as AH LLC continues to perform acquisition and renovation services for us, we will continue to depend on AH LLC for our external growth.

•	The Series A Participating Preferred Shares have not been rated.

•

The Series A Participating Preferred Shares are newly issued securities with no established trading market, which may negatively affect their market value and your ability to transfer or sell your shares. We intend to apply to list the Series A Participating Preferred Shares on the NYSE, but we cannot assure you that the listing will be approved or that a trading market will develop or be sustained.

•

The Series A Participating Preferred Shares are subordinate to our debt and other liabilities, and your interests could be diluted by the issuance of additional preferred shares and by other transactions.

•	There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.

•

Changes in home prices reflected in the POI may have little or no correlation with the actual appreciation or depreciation of homes in our portfolio, and the POI data for our top 20 markets that we will use to calculate the HPA Amount may have little or no correlation with the actual appreciation or depreciation of homes nationwide.

•

The cumulative change in HPA that occurs during the period measured for purposes of calculating the HPA Amount may differ from the cumulative change in HPA that occurs during the period for which the Series A Participating Preferred Shares are actually outstanding.

•	The FHFA may no longer publish or may materially change the methodology used in calculating the POI, which could adversely affect the value of our Series A Participating Preferred Shares.

•

If you hold our Series A Participating Preferred Shares, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

•

The Change of Control conversion feature of our Series A Participating Preferred Shares may not adequately compensate you and may make it more difficult for a third party to take over our company or discourage a third party from taking over our company.

•

The market price of Class A common shares received in a conversion of our Series A Participating Preferred Shares may decrease between the date received and the date the Class A common shares are sold.

•	Our ability to pay dividends is limited by the requirements of Maryland law.

•	You should consider the United States federal income tax consequences of owning our Series A Participating Preferred Shares, including the potential for constructive distributions.

•

Future sales of our common shares or other equity-related securities in the public market could lower the market price of our common shares and adversely impact the value of the Series A Participating Preferred Shares.

•

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our shareholders.

While forward-looking statements reflect our good faith beliefs, assumptions and expectations, they are not guarantees of future performance, and you should not unduly rely on them. The forward-looking statements in this prospectus speak only as of the date of this prospectus. We are not obligated to update or revise these statements as a result of new information, future events or otherwise, unless required by applicable law.

RATIO OF EARNINGS TO FIXED CHARGES

We compute our ratio of earnings to combined fixed charges and preferred distributions by dividing our earnings by the sum of our fixed charges and preferred distributions. We compute our ratio of earnings to fixed charges by dividing our earnings by our fixed charges. Earnings consist of net income before interest expense and noncontrolling interests that have fixed charges.

	Six Months Ended June 30, 2013 (a)	Year Ended December 31, 2012	Period from June 23, 2013 to December 31, 2011
	(in thousands)	(in thousands)	(in thousands)
Fixed charges:
Interest expense	$370	$—	$—
Capitalized interest	2,028	—	—
Preferred distributions (c)	5,667	—	—

Total fixed charges	$8,065	$—	$—

Earnings available for fixed charges:
Loss from continuing operations	$(6,742)	$(10,236)	$(42)
Fixed charges	8,065	—	—
Less: capitalized interest	(2,028)	—	—
Less: gain on remeasurement of equity method investment	(10,945)	—	—

Total earnings available for fixed charges	$(11,650)	$(10,236)	$(42)

Ratio of earnings to fixed charges	(b )	n/a	n/a

(a)	Excludes discontinued operations.
(b)	Earnings for the six months ended June 30, 2013 were inadequate to cover fixed charges by $19,715.
(c)	Includes distributions of $5,510 paid on Series C convertible units and $157 paid on 3.5% convertible perpetual preferred units.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of our Series A Participating Preferred Shares in this offering will be approximately $103,796,252 (or approximately $119,471,252 if the underwriters exercise their option to purchase up to 660,000 additional Series A Participating Preferred Shares in full), after deducting the underwriting discount and other estimated offering expenses.

We will contribute the net proceeds of this offering to our operating partnership in exchange for Series A participating preferred operating partnership units. Our operating partnership intends to use the net proceeds received from our contribution (i) to repay the indebtedness we have incurred or expect to incur under our credit facility, (ii) to acquire and renovate single-family properties, including the escrowed properties listed under “Summary—Our Properties,” in accordance with our business strategy described in this prospectus and (iii) for general business purposes. As of July 31, 2013, we had 458 properties in escrow, with an estimated total investment of $76.3 million. At August 31, 2013, we had $94 million of borrowings outstanding under our credit facility. Our credit facility bears interest at 30-day LIBOR plus 2.75% until March 2017, and thereafter, at 30-day LIBOR plus 3.125%.

Pending application of any portion of the net proceeds, we or our operating partnership will invest such funds in interest-bearing accounts and short-term interest-bearing securities consistent with our intention to qualify for taxation as a REIT. These investments are expected to provide lower net returns than we will seek to achieve with our target assets.

DISTRIBUTION POLICY

To qualify as a REIT, we must distribute annually to our common and preferred shareholders an amount at least equal to 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

The amount, timing and frequency of distributions authorized by our board of trustees will be based upon a variety of factors, including:

•	actual results of operations;

•	our level of retained cash flows;

•	the timing of the investment of the net proceeds of this offering;

•	restrictions under Maryland law;

•	any debt service requirements and compliance with covenants under our credit facility;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Code;

•	distributions to senior equity security holders; and

•	other factors that our board of trustees may deem relevant.

Our ability to make distributions to our common and preferred shareholders will depend upon the ability of our management team to invest the net proceeds of this offering in our target assets in accordance with our business strategy and the performance of our properties. Distributions will be made in cash to the extent that cash is available for distribution. We may not be able to generate sufficient net interest income to pay distributions to our shareholders. In addition, our board of trustees may change our distribution policy in the future. We may not pay an initial distribution until a significant portion of the proceeds of this offering have been invested. See “Risk Factors.”

Our declaration of trust allows us to issue preferred shares that could have a preference on distributions. The distribution preference of our Series A Participating Preferred Shares could limit our ability to make distributions to the holders of our common shares. Our board of trustees will set the level of distributions. We intend to distribute our taxable income to our shareholders and retain the balance of our cash available for distribution for reinvestment in properties. However, our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Code, and we may be required to borrow money, sell assets or make taxable distributions of our equity shares or debt securities to satisfy the distribution requirements. Additionally, we may pay future distributions from the proceeds from this offering or other securities offerings and thus all or a portion of such distributions may constitute a return of capital for federal income tax purposes. We also may elect to pay all or a portion of any distribution in the form of a taxable distribution of our shares or debt securities.

The timing and frequency of distributions authorized by our board of trustees in its sole discretion and declared by us will be based upon a variety of factors deemed relevant by our board of trustees, which may include among others: our actual and projected results of operations; our liquidity, cash flows and financial condition; revenue from our properties; our operating expenses; economic conditions; debt service requirements; limitations under our financing arrangements; applicable law; capital requirements and the REIT requirements of the Code. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our assets, our operating expenses, interest expenses and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.”

We cannot guarantee whether or when we will be able to make distributions or that any distributions will be sustained over time. Distributions to our shareholders generally will be taxable to our shareholders as ordinary income, although a portion of such distributions may be designated by us as capital gain dividends or qualified dividend income, or may constitute a return of capital. We will furnish annually to each of our shareholders a statement setting forth distributions paid during the preceding year and their federal income tax treatment. For a discussion of the federal income tax treatment of our distributions, see “Material U.S. Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2013 (1) on a historical basis, (2) pro forma as adjusted to reflect the issuance of our Class A common shares in connection with the IPO and concurrent private placements and (3) as further adjusted to reflect the sale of 4,400,000 Series A Participating Preferred Shares in this offering (assuming no exercise of the underwriters’ option to purchase 660,000 additional shares), after deducting underwriting discounts and estimated offering expenses. You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2013
	Historical	Pro Forma as Adjusted(1)	As Further Adjusted for this Offering(2)
	(dollars in thousands)
Debt:	$670,000	$—	$—
Shareholders’ equity:
Preferred Shares—$0.01 par value per share, 100,000,000 shares authorized:
0 shares issued and outstanding as of June 30, 2013 and as adjusted for IPO, 4,400,000 Series A Participating Preferred Shares issued and outstanding as further adjusted	—	—	44
Class A common shares—$0.01 par value per share, 450,000,000 shares authorized, 129,433,425 shares issued and outstanding at June 30, 2013,(3) and 184,856,219 shares as adjusted for IPO and as further adjusted	1,294	1,848	1,848
Class B common shares—$0.01 par value per share, 50,000,000 shares authorized, 635,075 shares issued and outstanding at June 30, 2013 and as adjusted for IPO and as further adjusted	6	6	6
Additional paid-in capital	1,965,413	2,809,265	2,913,017

Shareholders’ equity	1,966,713	2,811,119	2,914,915

Noncontrolling interest	716,650	716,650	716,650

Total capitalization	$3,353,363	$3,527,769	$3,631,565

(1)	Reflects the sale of 44,117,647 Class A common shares on August 6, 2013 in connection with our initial public offering, or IPO, and 6,617,647 Class A common shares on August 21, 2013 in connection with the underwriters’ exercise in full of their option to purchase additional shares, less underwriting discounts and other offering costs. Also reflects the issuance of 4,687,500 Class A common shares in connection with the concurrent private placements.
(2)	As further adjusted reflects, in addition to the adjustments for the IPO as described in (1), the sale of Series A Participating Preferred Shares in connection with this offering, less underwriting discounts and estimated offering expenses. At August 31, 2013, we had borrowings of $94 million under our credit facility.
(3)

Excludes: (i) an aggregate of 670,000 of our Class A common shares issuable upon exercise of options previously granted to members of our board of trustees and our former manager’s executive team, employees and other service providers under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant; (ii) 5,330,000 of our Class A common shares available for issuance in the future under the 2012 Incentive Plan, subject to certain contingencies; (iii) 4,375,000 Series D units issued in June 2013 in connection with the Management Internalization, each of which are convertible into Class A units (or Class B units in certain circumstances) on a one-for-one basis only effective as of the later of (1) 30 months from the date of issuance and (2) upon achieving certain financial metrics or share appreciation targets; (iv) 4,375,000 Series E units issued in June 2013 in connection with the Management Internalization, each of which are convertible into Series D units, or if the Series D units have previously converted into Class A units or Class B units in certain circumstances, into Class A units (or Class B units in certain circumstances) on February 29, 2016 if certain conditions are met; (v) 12,395,965 Class A units issued to AH LLC in June 2013 in connection with the Alaska Joint Venture Acquisition; (vi) 705,167 Class A units issued in June 2013 in connection with AH LLC’s contribution of its interests in RJ2 to our operating partnership; (vii) 653,492 Class A units issued in June 2013 upon conversion of 653,492 3.5% convertible perpetual preferred units in connection with AH LLC’s transfer of the remaining 80% of the promoted interest in RJ1 to our operating partnership; (viii) 31,085,974 Series C units issued in connection with our operating partnership’s acquisition of the AH LLC Portfolio in February 2013, each of which are convertible into Class A units; and (ix) 32,667 Class A units issued in connection with our operating partnership’s acquisition of 367 single-family properties from AH LLC in December 2012. In general, beginning 12 months after the date of issuance, holders of our Class A units have the right to require our operating partnership to redeem part or all of their Class A units for cash or, at our election, our Class A common shares on a one-for-one basis.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected historical consolidated financial information and selected portfolio data as of June 30, 2013 (unaudited) and December 31, 2012 and 2011 and for the six months ended June 30, 2013 and 2012 (unaudited), for the year ended December 31, 2012, and for the period from June 23, 2011 to December 31, 2011. The selected consolidated financial information presented below under the captions “Consolidated Statements of Operations Data” and “Consolidated Balance Sheets Data” have been derived from our consolidated financial statements. Under the provisions of ASC 805, Business Combinations, we have reflected transactions between businesses under common control retroactively based on the date AH LLC commenced acquiring properties, June 23, 2011. As such, the statements of operations reflect activity prior to our date of formation, and the properties contributed to us by AH LLC are reflected retroactively on the balance sheets based on AH LLC’s net book value. Therefore, our selected consolidated financial data may not be indicative of our past or future results and does not reflect our financial position or results of operations had it been presented as if we had been operating independently during the period presented. Because the information presented below is only a summary and does not provide all of the information contained in our historical consolidated financial statements, including the related notes, you should read it in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the related notes, included elsewhere in this prospectus.

Consolidated Statements of Operations Data

(Amounts in thousands, except share information)

	For the Six Months Ended June 30,		Year Ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
	2013	2012
Revenues:
Rents from single-family properties	$24,144	$280	$4,540	$65
Other	535	—	—	—

Total revenues	24,679	280	4,540	65

Expenses:
Property operating expenses
Leased single-family properties	9,362	133	1,744	27
Vacant single-family properties	6,120	118	1,846	12
General and administrative expense	2,436	1,657	7,199	47
Advisory fees	6,352	—	937	—
Interest expense	370	—	—	—
Noncash share-based compensation expense	453	—	70	—
Acquisition fees and costs expensed	3,489	—	869	—
Depreciation and amortization	13,784	102	2,111	21

Total expenses	42,366	2,010	14,776	107

Gain on remeasurement of equity method investment	10,945	—	—	—

Income / (loss) from continuing operations	(6,742)	(1,730)	(10,236)	(42)

Discontinued operations
Gain on disposition of assets	904	—	—	—
Income from discontinued operations	104	—	—	—

Total income from discontinued operations	1,008	—	—	—

Net income / (loss)	(5,734)	(1,730)	(10,236)	(42)
Noncontrolling interest	5,559	—	—	—
Conversion of preferred units	10,456	—	—	—

Net loss attributable to common shareholders	$(21,749)	$(1,730)	$(10,236)	$(42)

Weighted average shares outstanding—basic and diluted	72,234,717	3,301,667	7,225,512	3,301,667

	For the Six Months Ended June 30,		Year Ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
	2013	2012
Net loss per share—basic and diluted:
Loss from continuing operations	$(0.31)	$(0.52)	$(1.42)	$(0.01)
Discontinued operations	0.01	—	—	—

Net loss attributable to common shareholders per share—basic and diluted	$(0.30)	$(0.52)	$(1.42)	$(0.01)

Consolidated Balance Sheets Data

	As of June 30, 2013 (unaudited)	As of December 31,
		2012	2011
	(in thousands)	(in thousands)	(in thousands)
Single-family properties, net	$3,039,504	$505,713	$3,495
Cash and cash equivalents	251,406	397,198	—
Rent and other receivables	7,644	6,586	11
Restricted cash for resident security deposits	13,572	—	—
Escrow deposits, prepaid expenses and other assets	27,936	11,961	17
Deferred costs and other intangibles	21,978	—	—
Goodwill	120,655	—	—

Total assets	$3,482,695	$921,458	$3,523

Total liabilities	$831,359	$16,294	$49
Total equity	2,651,336	905,164	3,474

Total liabilities and equity	$3,482,695	$921,458	$3,523

Selected Other Portfolio Data

	As of June 30, 2013 (unaudited)	As of December 31,
		2012	2011
Leased single-family properties	10,245	1,164	19
Vacant single-family properties available for lease	2,007	623	2
Single-family properties being renovated	6,074	1,857	12

Total single-family properties owned	18,326	3,644	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the “Selected Consolidated Financial Data,” “Our Business and Properties,” and the consolidated financial statements and related notes that are included elsewhere in this prospectus. The following discussion includes information derived from our June 30, 2013 and 2012 condensed consolidated financial statements and December 31, 2012 and 2011 consolidated financial statements located elsewhere in this prospectus. This discussion contains forward-looking statements based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” or in other parts of this prospectus.

Overview

We are a Maryland REIT focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We commenced operations in November 2012 to continue the investment activities of AH LLC, which we refer to as our sponsor, which was founded by our chairman, B. Wayne Hughes, in 2011 to take advantage of the dislocation in the single-family home market. Mr. Hughes has over 40 years of experience in the real estate business and a successful track record as co-founder and former chairman and chief executive officer of Public Storage, a REIT listed on the NYSE.

As of June 30, 2013, we owned 18,326 single-family properties representing an estimated total investment of $3.2 billion, which includes our actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee, if applicable. We also had an additional 1,152 properties in escrow that we expected to acquire, subject to customary closing conditions, for an estimated total investment of $191 million. As of June 30, 2013, we owned properties in selected sub-markets of metropolitan statistical areas, or MSAs, in 21 states, and we continually evaluate potential new target markets that fit our underwriting criteria and are located where we believe we can achieve sufficient scale for internalized property management.

From our formation through June 10, 2013, we were externally managed and advised by our former manager and the leasing, managing and advertising of our properties was overseen and directed by our former property manager, both of which were subsidiaries of the sponsor. On June 10, 2013, we effected the Management Internalization and acquired our former manager and our former property manager from the sponsor in exchange for 4,375,000 Series D units and 4,375,000 Series E units in our operating partnership. We now have an integrated operating platform that consists of approximately 270 personnel dedicated to property management, marketing, leasing, financial and administrative functions. Our acquisition and renovation functions continue to be performed by the sponsor until December 10, 2014. On September 10, 2014, we have the right to offer employment, which would commence on December 10, 2014, to all of the sponsor’s acquisition and renovation personnel necessary for our operations. No additional consideration will be paid to the sponsor in connection with exercising our employment offer right. Until such time as we have completed our hiring of the sponsor’s acquisition and renovation personnel, we will continue paying the sponsor a 5% acquisition and renovation fee and, separately, the sponsor will pay us a monthly fee of $100,000 for maintenance and use of certain intellectual property transferred to us in the Management Internalization.

Prior to the Management Internalization, the sponsor exercised control over us through the contractual rights provided to our former manager through an advisory management agreement. Accordingly, our consolidated financial statements retroactively reflect two transactions between us and the sponsor as transactions between entities under common control. In December 2012, the sponsor contributed 367 properties to us with an agreed-upon value of $49,444,000 and made a cash investment of $556,000, in exchange for 3,300,000 Class A common shares, 667 Class B common shares, and 32,667 Class A units of our operating partnership. In February 2013, the sponsor contributed a portfolio of 2,770 single-family properties to us with an agreed-upon value of

$491,666,000, in exchange for 31,085,974 Series C units of our operating partnership and 634,408 of our Class B common shares. As noted in our consolidated financial statements, the accounts relating to the properties acquired in those transactions have been reflected retroactively at the sponsor’s net book value. The sponsor commenced acquiring these properties on June 23, 2011, and, accordingly, the statements of operations reflect activity prior to our date of formation. Our consolidated financial statements are not indicative of our past or future results and do not reflect our financial position, results of operations, changes in equity and cash flows had they been presented as if we had been operated independently during the period presented. Accordingly, this discussion of our financial statements encompasses certain aspects of the historical operations of the sponsor.

Recent Transactions

Management Internalization

Pursuant to a contribution agreement among the sponsor, us and our operating partnership, we acquired our former manager and our former property manager from the sponsor in exchange for 4,375,000 Series D units and 4,375,000 Series E units. Under terms of the Management Internalization, all administrative, financial, property management, marketing and leasing personnel, including executive management, became fully dedicated to us. Acquisition and renovation personnel will continue to remain employees of the sponsor or its affiliates until December 10, 2014. On September 10, 2014, we have the right to offer employment, which would commence on December 10, 2014, to all of the sponsor’s acquisition and renovation personnel necessary for our operations. Until such time as we have completed our hiring of the sponsor’s acquisition and renovation personnel, we will continue paying the sponsor a 5% acquisition and renovation fee and, separately, the sponsor will pay us a monthly fee of $100,000 for maintenance and use of certain intellectual property transferred to us in the Management Internalization.

Our results will be significantly impacted by the Management Internalization. We no longer pay the advisory management fee that it had been paying to our former manager and no longer pays property management or leasing fees to our former property manager. In addition, by December 10, 2014, we will no longer be obligated to pay to the sponsor an acquisition or renovation fee. We believe that elimination of these fees will be offset to some extent by an increase in expenses as we have assumed direct responsibility for managing our properties. However, we believe that, over time, the increases in expenses will be significantly less than the reduction in the fees associated with the Management Internalization.

Alaska Joint Venture Acquisition

On June 11, 2013, we completed a transaction with APFC and the sponsor to acquire a portfolio of 4,778 single-family properties for a total purchase price of $904,487,000, consisting of the issuance of 43,609,394 Class A common shares of the Company to APFC and 12,395,965 Class A units of our operating partnership to the sponsor.

RJ Joint Venture Transaction

On June 14, 2013, we acquired the sponsor’s remaining ownership interests in RJ1 and RJ2 in exchange for the early conversion of 653,492 3.5% convertible perpetual preferred units held by the sponsor into 653,492 Class A units and the issuance of an additional 705,167 Class A units. Upon acquiring the sponsor’s remaining ownership interests, we gained control over RJ1 and RJ2 and, accordingly, began consolidating the operations of the 377 single-family properties owned by RJ1 and RJ2.

Factors That Affect Our Results of Operations and Financial Condition

Our results of operations and financial condition are affected by numerous factors, many of which are beyond our control. Key factors that impact our results of operations and financial condition include our ability to identify and acquire properties, our pace of property acquisitions, the time and cost required to remove any existing occupants and then to renovate and lease a newly acquired property at acceptable rental rates, occupancy levels, rates of tenant turnover, the length of vacancy in properties between tenant leases, our expense ratios, our ability to raise capital and our capital structure.

Property Acquisitions

We have rapidly but systematically grown our portfolio of single-family homes and intend to continue to do so. Our ability to identify and acquire single-family homes that meet our investment criteria is impacted by home prices in our target markets, the inventory of properties available for sale through our acquisition channels and competition for our target assets. Our pace of acquisitions has recently slowed and is the result of our effort to match our capital investments with our capital-raising activities. We expect that our level of acquisition activity will fluctuate based on the number of suitable investments and on the level of funds available for investment.

The sponsor’s acquisition and renovation platform, together with the breadth and depth of our executive team has provided processes and systems to accumulate and regularly evaluate relevant data on a real-time basis to track and manage key aspects of our business, such as acquisition costs, renovation costs and the amount of time required to convert an acquired single-family home to a rental property.

Property Operations

The acquisition of properties involves expenditures in addition to payment of the purchase price, including payments for acquisition fees, property inspections, closing costs, title insurance, transfer taxes, recording fees, broker commissions, property taxes and HOA fees (when applicable). In addition, we typically incur costs between $5,000 and $20,000 to renovate a home to prepare it for rental. Renovation work varies, but may include paint, flooring, carpeting, cabinetry, appliances, plumbing hardware and other items required to prepare the home for rental. The time and cost involved in accessing our homes and preparing them for rental can significantly impact our financial performance. The time to renovate a newly acquired property can vary significantly among properties for several reasons, including the property’s acquisition channel, the age and condition of the property and whether the property was vacant when acquired. Our operating results also are impacted by the amount of time it takes to market and lease a property, as well as the length of stay by our tenants. The period of time to market and lease a property can vary greatly and is impacted by local demand, our marketing techniques and the size of our available inventory. We actively monitor these measures and trends.

Revenue

Our revenue is derived primarily from rents collected under lease agreements related to our single-family properties. These include short-term leases that we enter into directly with our tenants, which typically have a term of one year. Our rental revenue was approximately $17,585,000 and $184,000 for the three months ended June 30, 2013 and 2012, respectively, and $24,144,000 and $280,000 for the six months ended June 30, 2013 and 2012, respectively. Our revenue was approximately $4,540,000 and $65,000 for the year ended December 31, 2012 and the period from June 23, 2011 (inception) through December 31, 2011, respectively. The increases in revenue are primarily attributable to the overall growth in the number of leased properties during the periods presented. Other important drivers of revenue are rental rates and occupancy levels. Our rental rates and occupancy levels are affected by macroeconomic factors and local and property-level factors, including market conditions, seasonality and tenant defaults, and the amount of time it takes to renovate and re-lease properties when tenants vacate. We generally do not offer free rent or other concessions in connection with leasing our properties.

The growth of our portfolio has been significant in recent months, as we have increased the rate at which we acquire properties. To fuel our acquisition pipeline, we have continued to broaden our target markets and are now currently active in 44 markets in 22 states.

We expect that the occupancy of our portfolio will increase as the proportion of recently acquired properties declines relative to the size of our entire portfolio. Nevertheless, in the near term, our ability to drive revenue growth will depend in large part on our ability to efficiently renovate and lease newly acquired properties, maintain occupancy in the rest of our portfolio and acquire additional properties, both leased and vacant.

We believe that our platform will allow us to achieve strong tenant retention and lease renewal rates at our properties. Based on our experience with 471 leases that matured before June 30, 2013 (including 190 in Phoenix, Arizona and 186 in Las Vegas, Nevada), 65% of the tenants renewed their leases at an average increase in rental rate of 2.4%. This performance may not be indicative of future renewals in those markets or of renewals in other markets. Further, we have limited experience in evaluating tenant retention since most of our properties were acquired in the last 12 months and our leases are generally for a one-year term.

Expenses

We monitor the following categories of expenses that we believe most significantly affect our results of operations.

Property Expenses

Once a property is available for lease, which we refer to as “rent-ready,” we incur ongoing property-related expenses, primarily marketing expenses, HOA fees (when applicable), property taxes, insurance, repairs and maintenance and tenant turnover costs, which may not be subject to our control.

Property Management

Prior to the Management Internalization on June 10, 2013, our former property manager provided all property management functions for our properties. These functions included overseeing and directing the leasing, management and advertising of our single-family properties, including collecting rents and interacting with our tenants. We paid our former property manager a fee equal to 6% of collected rents and a leasing fee equal to one-half of the monthly rent for a twelve-month term (prorated for the actual term of the lease) upon execution of each lease and renewal. In addition to these fees, we also were responsible for all direct property expenses. Upon completion of the Management Internalization, we now incur costs such as salary expenses for property management personnel, lease expenses for property management offices and technology expenses for maintaining the property management platform. Property management and leasing fees that were previously paid to our former manager and former property manager have been discontinued.

Advisory Fees and General and Administrative Expenses

Advisory fees payable to our former manager have been reflected as an expense in our condensed consolidated statements of operations. General and administrative expenses includes costs directly incurred by us during the periods presented and primarily consists of audit and tax fees, trustees’ fees and trustee and officers’ insurance costs. It also includes allocated general and administrative expenses incurred by the sponsor that were either clearly applicable to or have been reasonably allocated to the operations of the properties contributed by the sponsor in connection with our initial private offering of Class A common shares in November 2012, or the 2012 Offering, and the contribution of the AH LLC Portfolio, which we refer to as the 2,770 Property Contribution.

Since the Management Internalization on June 10, 2013, we now directly incur expenses related to our internal management platform related to the management of our properties and for services previously performed by our former manager. In addition, following our IPO, we have incurred and will incur certain additional costs related to operating as a public company due to increased legal, insurance, accounting, investor relations and other expenses related to corporate governance, SEC reporting and other compliance matters. Over time as our portfolio grows, we expect these costs to decline as a percentage of revenue.

Results of Operations

Property Operations

Three and six months ended June 30, 2013 and 2012

As of June 30, 2013 and 2012, we owned 18,326 and 1,053 single-family properties (including contributed properties), respectively, 56% and 9% of which were leased, respectively. As of June 30, 2013 and 2012, 33% and 78% of our properties were in the process of being renovated, respectively, and 11% and 13% of our properties had been renovated and were rent-ready, respectively. The following is a summary of property operations by category:

	Three Months Ended June 30, 2013			Six Months Ended June 30, 2013
	Leased Properties	Vacant Properties (Renovated and Not Leased	Total	Leased Properties	Vacant Properties (Renovated and Not Leased	Total
	(in thousands, except for number of properties)
Property revenues	$17,585	$—	$17,585	$24,144	$—	$24,144
Property operating expense	(6,859)	(4,391)	(11,250)	(9,362)	(6,120)	(15,482)

Net operating income / (loss)(1)	$10,726	$(4,391)	$6,335	$14,782	$(6,120)	$8,662

Number of properties at June 30, 2013	10,245	2,007	12,252	10,245	2,007	12,252

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Leased Properties	Vacant Properties (Renovated and Not Leased	Total	Leased Properties	Vacant Properties (Renovated and Not Leased	Total
	(in thousands, except for number of properties)
Property revenues	$184	$—	$184	$280	$—	$280
Property operating expense	(90)	(96)	(186)	(133)	(118)	(251)

Net operating income / (loss)(1)	$94	$(96)	$(2)	$147	$(118)	$29

Number of properties at June 30, 2013	100	135	235	100	135	235

(1)	Net operating income, or NOI, is a supplemental non-GAAP financial measure. We define NOI from leased properties as rents from single-family properties, less property operating expenses for leased single-family properties. We define NOI from vacant properties as property operating expenses for vacant single-family properties. A reconciliation of NOI to net income / (loss) as determined in accordance with GAAP is located under the caption “—Reconciliation of Net Operating Income to Net Income (Loss).”

Property management fees incurred to our former property manager prior to the Management Internalization on June 10, 2013, which have been included in the property operating expenses in the condensed consolidated statements of operations, were $1,061,000 and $1,264,000 for the three and six months ended June 30, 2013, respectively. Following the completion of the Management Internalization, we no longer pay property management fees and now incur costs such as salary expenses for property management personnel, lease expenses for property management offices and technology expenses for maintaining the property management platform.

Year ended December 31, 2012 and Period from June 23, 2011 to December 31, 2011

As of December 31, 2012 and 2011, we owned 3,644 and 33 single-family properties (including contributed properties), respectively, 32% and 58% of which were leased, respectively, generating rental revenue of approximately $4,540,000 and $65,000, respectively. As of December 31, 2012 and 2011, 51% and 36% of our properties were in the process of being renovated, respectively, 17% and 6% of which had been renovated and were available for lease, respectively. The following is a summary of property operations by category:

	Year Ended December 31, 2012
	Vacant Properties (Renovated and Not Leased)	Leased Properties	Total
		(in thousands, except for number of properties)
Property revenues	$—	$4,540	$4,540
Property operating expense	1,846	1,744	3,590

Net property operating income (loss)(1)	$(1,846)	$2,796	$950

Number of properties at December 31, 2012	623	1,164	1,787

	Period From June 23, 2011 to December 31, 2011
	Vacant Properties (Renovated and Not Leased)	Leased Properties	Total
		(in thousands, except for number of properties)
Property revenues	$—	$65	$65
Property operating expense	12	27	39

Net property operating income (loss)(1)	$(12)	$38	$26

Number of properties at December 31, 2011	2	19	21

(1)	Net operating income, or NOI, is a supplemental non-GAAP financial measure. We define NOI from leased properties as rents from single-family properties, less property operating expenses for leased single-family properties. We define NOI from vacant properties as property operating expenses for vacant single-family properties. A reconciliation of NOI to net income / (loss) as determined in accordance with GAAP is located under the caption “—Reconciliation of Net Operating Income to Net Income (Loss).”

In 2012, our former property manager earned an aggregate property management fee of $12,000 and an additional $55,000 in leasing fees. Property management fees are recognized in property operating expenses in the consolidated statements of operations and leasing fees are included in other assets and are amortized over the terms of the respective lease agreements. Since the Management Internalization, the property management fees are no longer paid and now incur costs such as salary expenses for property management personnel, lease expenses for property management offices and technology expenses for maintaining the property management platform.

General and Administrative Expense and Advisory Fees

General and administrative expense consists of trustees’ and officers’ insurance expenses, audit fees, trustee fees and other expenses associated with our operations. General and administrative expense was $811,000 and $2,436,000 for the three and six months ended June 30, 2013, respectively, and $1,487,000 and $1,657,000 for the three and six months ended June 30, 2012, respectively. General and administrative expense was $7,199,000 and $47,000 for the year ended December 31, 2012 and for the period from June 23, 2011 (inception) to December 31, 2011, respectively. General and administrative expense includes allocated general and administrative expenses incurred by the sponsor that were either clearly applicable to or reasonably allocated to the operations of the properties contributed by the sponsor in connection with the 2012 Offering and the 2,770 Property Contribution. Allocated general and administrative expenses were zero and $993,000 for the three and six months ended June 30, 2013, respectively, and $1,483,000 and $1,653,000 for the three and six months ended June 30, 2012, respectively. Allocated general and administrative expense was $6,949,000 and $47,000 for the year ended December 31, 2012 and for the period from June 23, 2011 (inception) to December 31, 2011, respectively. Allocated general and administrative expenses include salaries, rent, consulting services, travel expenses, temporary services and accounting and legal services.

Advisory fees represent fees that were paid to our former manager prior to the Management Internalization. Under the terms of an advisory management agreement with our former manager, our former manager was responsible for designing and implementing our business strategy and administrating our business activities and day-to-day operations, subject to oversight by our board of trustees. Our former manager was also responsible for conducting our acquisition activities and performing all of our ongoing administrative functions. The advisory fee was calculated as 1.75% per year of a defined shareholders’ equity calculated and paid quarterly in arrears. Concurrently with the 2,770 Property Contribution on February 28, 2013, our former manager agreed to a permanent reduction in the advisory fee of $9,800,000 per year. Advisory fees incurred to our former manager prior to the Management Internalization were $3,610,000 and $6,352,000 for the three and six months ended June 30, 2013, respectively. Advisory fees paid for the year ended December 31, 2012 and for the period from June 23, 2011 (inception) to December 31, 2011 were $937,000 and zero, respectively. Upon completion of the Management Internalization, our former manager became a wholly-owned subsidiary of our operating partnership, so future advisory management fees have been eliminated. Since the Management Internalization on June 10, 2013, we now directly incur expenses related to our internal management platform related to the management of our properties and for services previously performed by our former manager. These costs primarily consist of personnel costs and totaled approximately $267,000 from the date of the Management Internalization through June 30, 2013 and have been included within general and administrative expense in the accompanying condensed consolidated financial statements.

Noncash Share-Based Compensation Expense

Noncash share-based compensation expense was $279,000 and $453,000 for the three and six months ended June 30, 2013, respectively. For the year ended December 31, 2012 and the period from June 23, 2011 (inception) to December 31, 2011, noncash share-based compensation expense was $70,000 and zero, respectively. This expense relates to options to purchase Class A common shares issued to our trustees and certain officers and directors and Class A common shares issued to our trustees.

Acquisition Fees and Costs Expensed

Acquisition fees and costs expensed are incurred in connection with the acquisition of properties with existing leases (including the sponsor’s acquisition and renovation fee equal to 5% of the actual purchase price and renovation costs of a property). For properties that are leased at the time of acquisition, these costs are expensed, rather than capitalized as a component of the acquisition cost. For the three and six months ended June 30, 2013, acquisition fees and costs expensed include $1,325,000 and $2,320,000, respectively, of acquisition fees associated with single-family properties acquired with in-place leases and $774,000 and $1,169,000, respectively, of transaction costs incurred in connection with recent business combinations. No acquisition fees or costs were expensed during the three or six months ended June 30, 2012. Acquisition fees and costs expensed were $869,000 and zero for the year ended December 31, 2012 and the period from June 23, 2011 (inception) to December 31, 2011, respectively. Following the completion of the Management Internalization, we will continue to pay the sponsor’s acquisition and renovation fee until December 10, 2014. Additionally, after September 10, 2014, we will have the right to offer employment to all of the sponsor’s acquisition and renovation personnel that will commence on December 10, 2014.

Depreciation and Amortization

Depreciation and amortization expense consists primarily of depreciation of buildings. Depreciation of our assets is calculated over their useful lives, which is calculated on a straight-line basis over 5 to 30 years. Our intangible assets are amortized on a straight-line basis over the asset’s estimated economic useful life.

Cash Flows

Our cash flows from (or used in) operating activities primarily depends on numerous factors, including the occupancy level of our properties, the rental rates achieved on our leases, the collection of rent from our tenants and the level of property operating expenses, management company operating expenses and general and administrative expenses. Net cash provided by operating activities was $2,039,000 for the six months ended June 30, 2013 and net cash used in operating activities was $1,628,000 for the six months ended June 30, 2012. Net cash used in operating activities was $6,549,000 and $21,000 for the year ended December 31, 2012 and the period from June 23, 2011 (inception) to December 31, 2011, respectively. Before any property we own begins generating revenue, we take possession of, renovate, market and lease the property, a process that typically takes approximately four months.

Our net cash used in investing activities primarily consists of the acquisition cost of properties and the costs of renovating our properties. Net cash used in investing activities was $1,503,447,000 for the six months ended June 30, 2013 and includes $236,849,000 of renovation costs to prepare the properties for rental. These costs typically include paint, flooring, appliances, blinds and landscaping. Net cash used in investing activities were $97,470,000 and zero for the year ended December 31, 2012 and the period from June 23, 2011 (inception) to December 31, 2011, respectively.

Net cash provided by financing activities was $1,355,616,000 and $1,628,000 for the six months ended June 30, 2013 and 2012, respectively. Our net cash provided by financing activities for the six months ended June 30, 2013 primarily consists of $703,497,000 from the issuance of our Class A common shares sold in our follow-on private offering in March 2013, or the 2013 Offering, and $670,000,000 in borrowings under the credit facility. Net cash provided by financing activities for the year ended December 31, 2012 was $501,217,000 and primarily consists of $494,839,000 in proceeds from the issuance of Class A common shares sold in the 2012 offering.

Critical Accounting Policies and Estimates

Our discussion and analysis of our historical financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from those estimates. For a discussion of recently-issued and adopted accounting standards, see “Notes to Unaudited Condensed Consolidated Financial Statements, Note 2—Significant accounting policies.”

Investment in Real Estate

Transactions in which single-family properties are purchased that are not subject to an existing lease are treated as asset acquisitions, and as such are recorded at their purchase price, including acquisition fees, which is allocated to land and building based upon their relative fair values at the date of acquisition. Single-family properties that are acquired either subject to an existing lease or as part of a portfolio level transaction are treated as a business combination under ASC 805, Business Combinations, and as such are recorded at fair value, allocated to land, building and the existing lease, if applicable, based upon their relative fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, we utilize our own market knowledge and published market data. In this regard, we also utilize information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. We engage a third party valuation specialist to assist in the determination of fair value for purposes of allocating the purchase price of properties acquired as part of portfolio level transactions. Single-family properties contributed by the sponsor are deemed to be transactions under common control. Accordingly, the assets and liabilities (if any) of the properties we have acquired from the sponsor are recorded by us at the sponsor’s net book value.

The value of acquired lease related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (six months to two years).

The nature of our business requires that in certain circumstances we acquire single-family properties subject to existing liens. Liens that we expect to be extinguished in cash are estimated and accrued on the date of acquisition and recorded as a cost of the property.

We incur costs to prepare our acquired properties to be rented. These costs, along with related holding costs, including interest expense, during the period of renovation, are capitalized to the cost of the building. Total interest expense capitalized during the three and six months ended June 30, 2013 was $2,028,000. Upon completion of the renovation of our properties, all costs of operations, including repairs and maintenance, are expensed as incurred.

Goodwill

Goodwill represents the fair value in excess of the tangible and separately identifiable intangible assets that were acquired as part of the Management Internalization. Goodwill has an indefinite life and is therefore not amortized. We will analyze goodwill for impairment on an annual basis, or if certain events or circumstances occur, pursuant to ASC 350, Intangibles—Goodwill and Other. No impairments have been recorded as of June 30, 2013.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for impairment periodically or whenever events or circumstances indicate that their carrying amount may not be recoverable. Significant indicators of impairment may include, but are not limited to, declines in home values, rental rates and occupancy percentages and significant changes in the economy. If an impairment indicator exists, we compare the expected future undiscounted cash flows against its net carrying amount. If the sum of the estimated undiscounted cash flows is less than the net carrying amount, we would record an impairment loss for the difference between the estimated fair value of the individual property and the carrying amount of the property at that date. No impairments have been recorded since our inception on June 23, 2011 through June 30, 2013.

Leasing Costs

Direct and incremental costs that we incur to lease our properties are capitalized and amortized over the term of the leases, which generally have a term of six months to two years. Prior to the Management Internalization, we paid our former property manager a leasing fee equal to one-half of each lease’s monthly rent for a twelve month term (prorated for the actual term of the lease).

Depreciation and Amortization

Depreciation is computed on a straight-line basis over the estimated useful lives of the buildings and improvements; buildings are depreciated on a straight-line basis over 30 years, and improvements are generally depreciated over five years. We consider the value of in-place leases in the allocation of the purchase price, and the amortization period reflects the remaining terms of the leases. The unamortized portion of in-place leases is included in deferred leasing costs and other intangibles, net. Our intangible assets are amortized on a straight-line basis over the asset’s estimated economic useful life.

Cash and Cash Equivalents

We consider all demand deposits, cashier’s checks, money market accounts and certificates of deposit with a maturity of three months or less to be cash equivalents. We maintain our cash and cash equivalents and escrow deposits at financial institutions. The combined account balances typically exceed the FDIC insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe that the risk is not significant.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses that may result from the inability of tenants or borrowers to make required rent or other payments. This allowance is estimated based on payment history and current credit status. As of June 30, 2013 and December 31, 2012, we had recorded no allowance for doubtful accounts.

Rescinded Properties

In certain jurisdictions, our purchases of single-family properties at foreclosure and judicial auctions are subject to the right of rescission. When we are notified of a rescission, the amount of the purchase price is reclassified as a receivable. As of June 30, 2013 and December 31, 2012, rescission receivables totaled $501,000 and $1,612,000, respectively.

Revenue and Expense Recognition

We lease single-family properties that we own directly to tenants who occupy the properties under operating leases, generally, with a term of one year. Rental revenue, net of any concessions, is recognized on a straight-line basis over the term of the lease, which is not materially different than if it were recorded when due from tenants and recognized monthly as it is earned. We estimate losses that may result from the inability of our tenants to make rental payments required under the terms of the lease. As of June 30, 2013 and December 31, 2012, we had no allowances for such losses.

We accrue for property taxes and HOA assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. If these estimates are not correct, the timing and amount of expenses recorded could be incorrect.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of trade payables, HOA fees and property tax accruals as of the end of the respective period presented. It also consists of contingent loss accruals, if any. Such losses are accrued when they are probable and estimable. When it is reasonably possible that a significant contingent loss has occurred, we disclose the nature of the potential loss and, if estimable, a range of exposure.

Income Taxes

We have elected to be taxed as a REIT under Sections 856 to 860 of the Internal Revenue Code of 1986 (the “Code”), commencing with our taxable year ended December 31, 2012. We believe that we have operated in such a manner as to satisfy the requirements for qualification as a REIT. Accordingly, we will not be subject to federal income tax, provided that we qualify as a REIT and our distributions to our shareholders equal or exceed our REIT taxable income.

However, qualification and taxation as a REIT depend upon our ability to meet the various qualification tests imposed under the Code related to the percentage of income that we earn from specified sources, the percentage of our earnings that we distribute. Accordingly, no assurance can be given that we will be organized or be able to operate in a manner so as to qualify or remain qualified as a REIT. If we fail to qualify as a REIT in any taxable year, we will be subject to federal and state income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates, and we may be ineligible to qualify as a REIT for four subsequent tax years. Even if we qualify as a REIT, we may be subject to certain state or local income taxes, and our taxable REIT subsidiary will be subject to federal, state and local taxes on its income.

Share-based Compensation

Our 2012 Incentive Plan is accounted for under the provisions of ASC 718, Compensation—Stock Compensation, and ASC 505-50, Equity-Based Payments to Non-Employees. Noncash share-based compensation expense related to options to purchase our Class A common shares issued to trustees is based on the fair value of the options on the grant date and amortized over the service period. Noncash share-based compensation expense related to options granted to employees of the sponsor who were considered non-employees was based on the estimated fair value of the options and was re-measured each period. As certain of these former employees of the sponsor became our employees in connection with the Management Internalization on June 10, 2013, stock options for 485,000 Class A common shares were reclassified as grants to employees and re-measured as of the date of the Management Internalization. These options are recognized in expense over the service period.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. The carrying amount of rents and other receivables, restricted cash for resident security deposits, escrow deposits, prepaid expenses, accounts payable and accrued expenses and amounts payable to affiliates approximate fair value because of the short maturity of these amounts. As our credit facility bears variable interest at 30-day LIBOR plus 2.75% until March 2017 (and thereafter, at 30-day LIBOR plus 3.125%) and was recently entered into on March 7, 2013, management believes the carrying value of the credit facility as of June 30, 2013 reasonably approximates fair value, which has been estimated by discounting future cash flows at market rates.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These exemptions provide that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•

be exempt from the “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Act and certain disclosure requirements of the Dodd-Frank Act relating to compensation of its chief executive officer;

•

be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act and instead provide a reduced level of disclosure concerning executive compensation; and

•

be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements.

Although we continue to evaluate the JOBS Act, we currently may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company,” except that we have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 102(b) of the JOBS Act.

We could remain as an “emerging growth company” for up to five years, or until the earliest of:

•	the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion;

•

the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A common shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter (which is likely to occur in 2014); or

•	the date on which we have issued more than $1.0 billion in non-convertible debt during the preceding three-year period.

Liquidity and Capital Resources

Our liquidity and capital resources as of June 30, 2013 included cash and cash equivalents of $251,406,000. Additionally, as of June 30, 2013, we had access to a credit facility (see “—Credit Facility” below).

Liquidity is a measure of our ability to meet potential cash requirements, maintain our assets, fund our operations, make distributions to our shareholders and meet other general requirements of our business. Our liquidity, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. Our near-term liquidity requirements consist primarily of acquiring properties in our target markets, renovating newly-acquired rental properties, and funding our operations. Our long-term liquidity requirements consist primarily of funds necessary to pay for the acquisition, restoration and maintenance of our properties, HOA fees (as applicable), real estate taxes, non-recurring capital expenditures, interest and principal payments on our indebtedness, payment of quarterly dividends on our Series A Participating Preferred Shares after completion of this offering, payment of distributions to our shareholders and general and administrative expenses.

The nature of our business, our growth plans and the requirement that we distribute at least 90% of our REIT taxable income may cause us to have substantial liquidity needs over the long term, although we have not had any taxable income to date. We will seek to satisfy our long-term liquidity needs through cash provided by operations, long-term secured and unsecured borrowings, the issuance of debt and equity securities (including OP units), property dispositions and joint venture transactions. We have financed our operations and acquisitions to date through the issuance of equity securities and borrowings under our credit facility. Going forward, we expect to meet our operating liquidity requirements generally through cash on hand and cash provided by operations. We believe our rental income net of operating expenses will generally provide cash flow sufficient to fund our operations and dividend distributions. However, for the six months ended June 30, 2013, our net cash provided by operating activities was slightly more than $2.0 million, and a significant number of our properties are not fully stabilized. In addition, our real estate assets are illiquid in nature. A timely liquidation of assets might not be a viable source of short-term liquidity should a cash flow shortfall arise. In the event that our cash flows from operations are insufficient to fund our liquidity requirements, including payment of quarterly dividends on our Series A Participating Preferred Shares after completion of this offering, we may need to source liquidity from other financing alternatives.

To date, we have not declared any dividends. To qualify as a REIT, we are required to distribute annually at least 90% of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and to pay tax at regular corporate rates to the extent that we annually distribute less than 100% of our net taxable income. We intend to pay quarterly dividends to our preferred and common shareholders, which in the aggregate approximately equal our net taxable income in the relevant year. The commencement and amount of future dividends cannot be determined at this time.

Credit Facility

On March 7, 2013, we entered into a $500 million credit facility with Wells Fargo Bank, National Association. In June 2013, we entered into a temporary increase to our credit facility that allowed us to borrow up to $1 billion through December 2013. On August 6, 2013, the loan had an outstanding balance of $840 million, and was paid down by $716 million from the proceeds of our IPO. Upon the occurrence of this paydown, maximum borrowings under this loan were reduced to $500 million. On September 30, 2013, we amended our credit facility to add J.P. Morgan Chase Bank as a lender, expand our borrowing capacity under the credit facility to $800 million and extend the repayment period to September 30, 2018. The amount that may be borrowed under our credit facility is generally based on the borrowing base. Borrowings under our credit facility are available until March 2015, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. Our credit facility bears interest at 30-day LIBOR plus 2.75% until March 2017, and thereafter at 30-day LIBOR plus 3.125%. Our credit facility contains financial and operating covenants, such as debt ratios, minimum liquidity and adjusted tangible net worth tests and other limitations that may restrict our ability to make distributions or other payments to our shareholders and may restrict our investment activities. Among others, our credit facility requires that we maintain financial covenants relating to the following matters: (i) minimum liquidity of cash, cash equivalents and borrowing capacity under any credit facilities in an aggregate amount of at least $15,000,000, of which at least $7,500,000 must be in cash and cash equivalents; (ii) a maximum leverage ratio of 1.0 to 1.0; and (iii) adjusted tangible net worth of not less than 85% of our adjusted tangible net worth as of September 30, 2013, plus 85% of the net proceeds of any additional equity capital raises completed on or after September 30, 2013. At June 30, 2013, we had $670 million of borrowings outstanding under our credit facility. On August 31, 2013, we had $94 million in borrowings under our credit facility. As of the date of this prospectus, we are currently in discussions with lending institutions and rating agencies regarding other potential financing and securitization transactions. The discussions are preliminary in nature, and we cannot assure you that we will enter into any of these potential transactions.

Other Transactions with the Sponsor and its Affiliates

Contribution in connection with the 2012 Offering

In connection with the 2012 Offering, on December 31, 2012, the sponsor contributed 367 single-family properties with an agreed-upon value of approximately $49.4 million and made a cash investment of approximately $0.6 million. In connection with this acquisition, the sponsor received 3,300,000 of our Class A common shares, 667 of our Class B common shares and 32,667 Class A units. The agreed-upon value of this contribution was $50.0 million, with the value of the single-family properties contributed based on their purchase price together with renovation costs, holding costs and transfer costs incurred by the sponsor, and a 5% acquisition fee to the sponsor. Because the transaction has been deemed to be between “entities under common control” under the provisions of ASC 805, Business Combinations, the single-family properties acquired have been recorded at the sponsor’s net carrying cost of approximately $46.7 million as of the date of the acquisition, without consideration of the acquisition fees which were expensed.

2,770 Property Contribution

On February 28, 2013, pursuant to a contribution agreement with the sponsor, we acquired a portfolio of 2,770 single-family properties with an agreed-upon value of approximately $491.7 million in exchange for 31,085,974 Series C units and 634,408 Class B common shares, in each case based on a price per unit or share of $15.50. Because the transaction is also considered to be between entities under common control, the accounts relating to the properties acquired have been reflected retroactively in our consolidated financial statements based on the results of operations and net book value recorded by the sponsor. Holders of the Series C units are entitled to distributions equal to actual net cash flow of the portfolio of 2,770 properties that we purchased from the sponsor on February 28, 2013, up to a maximum of 3.9% per unit per annum based on a price per unit of $15.50. Pursuant to the contribution agreement, the sponsor is responsible for all costs to transfer the properties and for paying costs associated with the completion of initial renovation of the properties after we acquire them. Concurrently with this transaction, our former manager agreed to a permanent reduction in the advisory management fee of $9,800,000 per year in connection with the increased shareholder’s equity.

Holders of the Series C units have a one-time right to convert all such units into Class A units. If on the date of conversion, the contributed properties are not initially leased for at least 98% of the scheduled rents (determined scheduled rents (determined on an aggregate basis) will convert into Class A units on a one for one basis, and the Series C units associated with the remaining single-family properties will convert into a number of Class A units determined by dividing the sponsor’s “aggregate cost” of the properties (including the acquisition fees) by $15.50, with proportionate reductions in Class B shares.

Subsequent events

Subsequent acquisitions

From July 1, 2013 through July 31, 2013, we acquired 1,499 properties with an aggregate purchase price of $208,762,000. In August 2013, our pace of acquisitions is expected to decline further. The slowing in our pace of acquisitions is the result of our effort to match our capital investments with our capital raising activities. We expect that our level of acquisition activity will fluctuate based on the number of suitable investments and on the level of funds available for investment.

Initial Public Offering and Concurrent Private Placements

On August 6, 2013, we raised $705,882,000 before aggregate underwriting discounts and offering costs of $36,952,000 in an IPO. Concurrently with the IPO, we raised an additional $75,000,000 in the concurrent private placements at the IPO price of $16.00 per share and without payment of any underwriting discount or placement fee. On August 21, 2013, we raised $105,882,000 before aggregate underwriting discounts of $5,029,000 by issuing an additional 6,617,647 Class A common shares in connection with the IPO underwriters’ exercise in full of their option to purchase additional shares.

Borrowings on Credit Facility

From July 1, 2013 through August 6, 2013, we borrowed an additional $170,000,000 under the credit facility. On August 6, 2013, the loan had an outstanding balance of $840,000,000, and was paid down by $716,000,000 from the proceeds of our IPO. Upon the occurrence of this paydown, maximum borrowings under this loan were reduced to $500,000,000. On September 30, 2013, we amended our credit facility to add J.P. Morgan Chase Bank as a lender, expand our borrowing capacity under the credit facility to $800,000,000 and extend the repayment period to September 30, 2018. As of August 31, 2013, we had $94 million in borrowings under our credit facility. We are also in discussions with lending institutions and rating agencies regarding other potential financing and securitization transactions. The discussions are preliminary in nature, and we cannot assure you that we will enter into any of these potential transactions. See “Liquidity and Capital Resources—Credit Facility” for more information about the terms of our credit facility.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities that would be considered off-balance sheet arrangements. We have not participated in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Contractual Obligations

In connection with the renovation of single-family properties after they are purchased, we enter into contracts for necessary improvements. As of June 30, 2013 and December 31, 2012, we had aggregate outstanding commitments of $9,382,000 and $1,694,000, respectively, in connection with these contracts. As of June 30, 2013 and December 31, 2012, we had commitments to acquire 1,152 and 462 single-family properties, respectively, with an aggregate purchase price of approximately $167,318,000 and $70,082,000, respectively. It is likely that some of these properties will not be acquired for various reasons.

Quantitative and Qualitative Disclosures about Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. We may in the future use derivative financial instruments to manage, or hedge, interest rate risks related to any borrowings we may have. We expect to enter into such contracts only with major financial institutions based on their credit ratings and other factors. We do not currently have any market risk sensitive instruments.

Reconciliation of Net Operating Income to Net Income (Loss)

Net operating income, or NOI, is a supplemental non-GAAP financial measure. We define NOI from leased properties as rents from single-family properties, less property operating expenses for leased single-family properties. We define NOI from vacant properties as property operating expenses for vacant single-family properties.

We consider NOI to be a meaningful financial measure because we believe it is helpful to investors in understanding the operating performance of our single-family properties. It should be considered only as a supplement to net income (loss) as a measure of our performance. NOI should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. NOI also should not be used as a supplement to or substitute for net income (loss) or net cash flows from operating activities (as computed in accordance with GAAP).

The following is a reconciliation of NOI to net income (loss) as determined in accordance with GAAP:

	Three Months Ended June 30, 2013			Six Months Ended June 30, 2013
	Leased Properties	Vacant Properties (Renovated and Not Leased	Total	Leased Properties	Vacant Properties (Renovated and Not Leased	Total
	(in thousands, except for number of properties)
Net income / (loss)	$1,123	$1,123	$1,123	$(5,734)	$(5,734)	$(5,734)
Income from discontinued operations	(986)	(986)	(986)	(1,008)	(1,008)	(1,008)
Gain on remeasurement of equity method investment	(10,945)	(10,945)	(10,945)	(10,945)	(10,945)	(10,945)
Depreciation and amortization	10,879	10,879	10,879	13,784	13,784	13,784
Acquisitions fees and costs expensed	2,099	2,099	2,099	3,489	3,489	3,489
Noncash share-based compensation expense	279	279	279	453	453	453
Interest expense	—	—	—	370	370	370
Advisory fees	3,610	3,610	3,610	6,352	6,352	6,352
General and administrative expense	811	811	811	2,436	2,436	2,436
Property operating expenses for vacant single-family properties	4,391	—	—	6,120	—	—
Property operating expenses for leased single-family properties	—	6,859	—	—	9,362	—
Rents from single-family properties	—	(17,585)	—	—	(24,144)	—
Other revenues	(535)	(585)	(535)	(535)	(535)	(535)

Net operating income / (loss)	$10,726	$(4,391)	$6,335	$14,782	$(6,120)	$8,662

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	Leased Properties	Vacant Properties (Renovated and Not Leased	Total	Leased Properties	Vacant Properties (Renovated and Not Leased	Total
	(in thousands, except for number of properties)
Net income / (loss)	$(1,566)	$(1,566)	$(1,566)	$(1,730)	$(1,730)	$(1,730)
Income from discontinued operations	—	—	—	—	—	—
Gain on remeasurement of equity method investment	—	—	—	—	—	—
Depreciation and amortization	77	77	77	102	102	102
Acquisitions fees and costs expensed	—	—	—	—	—	—
Noncash share-based compensation expense	—	—	—	—	—	—
Interest expense	—	—	—	—	—	—
Advisory fees	—	—	—	—	—	—
General and administrative expense	1,487	1,487	1,487	1,657	1,657	1,657
Property operating expenses for vacant single-family properties	96	—	—	118	—	—
Property operating expenses for leased single-family properties	—	90	—	—	133	—
Rents from single-family properties	—	(184)	—	—	(280)	—
Other revenues	—	—	—	—	—	—

Net operating income / (loss)	$94	$(96)	$(2)	$147	$(118)	$29

	Year Ended December 31, 2012			Period from June 23, 2011 to December 31, 2011
	Leased Properties	Vacant Properties (Renovated and Not Leased)	Total	Leased Properties	Vacant Properties (Renovated and Not Leased)	Total
	(in thousands, except for number of properties)
Net income / (loss)	$(10,236)	$(10,236)	$(10,236)	$(42)	$(42)	$(42)
Depreciation and amortization	2,111	2,111	2,111	21	21	21
Acquisition fees and costs expensed	869	869	869	—	—	—
Noncash share-based compensation expense	70	70	70	—	—	—
Advisory fees	937	937	937	—	—	—
General and administrative expense	7,199	7,199	7,199	47	47	47
Property operating expenses for vacant single-family properties	1,846	—	—	12	—	—
Property operating expenses for leased single-family properties	—	1,744	—	—	27	—
Rents from single-family properties	—	(4,540)	—	—	(65)	—

Net operating income / (loss)	$2,796	$(1,846)	$950	$38	$(12)	$26

INDUSTRY OVERVIEW AND MARKET OPPORTUNITY

Except for the paragraph captioned “Market Opportunity—Comparison to Multi-family Residential Real Estate Industry” below or unless otherwise indicated, all information in this Industry Overview and Market Opportunity section is derived from a market study prepared for us in June 2013 by John Burns Real Estate Consulting, LLC, or JBREC, a real estate consulting firm. You should read the following discussion together with the information under the caption “Risk Factors.”

Industry Overview

Residential housing is the largest real estate asset class in the United States with a size of approximately $17.7 trillion, according to the 2012 fourth quarter Federal Reserve Flow of Funds release. Historically, according to the U.S. Census Bureau, approximately one-third of this asset class has been rented and single-family homes currently comprise roughly one-third of all residential rental housing.

The following chart provides information about the inventory of U.S. housing as of May 2013 by unit.

U.S. Housing Inventory

Source: JBREC, May 2013.

Market Opportunity

While a large and growing asset class, single-family rental properties have historically been managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. More recently, the ownership profile of single-family rental properties has shifted to larger investors and national owner-operators, including American Homes 4 Rent, seeking to efficiently acquire large numbers of homes at distressed values, generate attractive rental cash flow streams and benefit from any potential home price appreciation.

After nearly a decade of solid home price appreciation from 1998 to 2006, which we believe in many markets was in excess of underlying fundamentals, a significant over-correction has occurred in the pricing of the single-family housing sector. Home prices declined approximately 35% in some of the largest U.S. housing markets (as measured by the not-seasonally adjusted CoreLogic/Case-Shiller Composite 20 Home Price Index from its peak on July 1, 2006 to its trough on March 1, 2012). While prices have begun to recover, with a 5% recovery of the 30% peak to trough correction nationally per JBREC’s Burns Home Value Index, we believe that a substantial number of non-performing loans will need to be resolved over the next five years, including through foreclosure, short sale or conversion through a bank deed-for-lease program. As a result, we believe there may be the opportunity for experienced and well-capitalized operators to acquire large volumes of single-family rental homes at attractive pricing.

While single-family prices are in the early stages of recovery, multi-family prices have been improving during the last two years and have returned to levels on par with early 2006, as measured by the NCREIF Index, published by the National Council for Real Estate Investment Fiduciaries.

Due to significant distress in the housing market and additional macroeconomic factors, demand for rental housing has been increasing at a strong rate. The rentership rate, which is the inverse of the homeownership rate, reached 35% in the first quarter of 2013 and the highest level since 1995. The ability to acquire single-family homes at favorable prices, combined with improving housing demand characteristics, may offer a significant opportunity to those with a scalable real estate management and acquisitions platform and access to capital.

We believe the return profile, from rental yields and potential for future home price appreciation, is significant enough to encourage investment in the systems, structures and technologies that can make possible economies of scale, resulting in an opportunity for broader industry consolidation by larger and better-capitalized investors that are introducing a higher standard of institutional management to this asset class.

Supply of Single-Family Housing

Following the eight-year period of solid price appreciation that ended in late 2006, home prices fell precipitously. From the peak in the third quarter of 2006 through the trough in the third quarter of 2011, the aggregate value of real estate owned by U.S. households declined by approximately $6.4 trillion or 28.6% (per the Federal Reserve Flow of Funds), an extraordinary reduction of value in the housing sector. This sudden decrease in home values has contributed to approximately 11.2 million home borrowers with negative equity or in some stage of delinquency as of the first quarter of 2013, according to JBREC.

Foreclosure-related activity peaked in 2009 and has since begun to decline, but is still substantially above historical averages. From September 2008 through December 2012, there were approximately 4.1 million completed loan foreclosures (according to CoreLogic). While an unprecedented number of foreclosures have occurred, a large number of delinquent loans remain outstanding. As of the first quarter of 2013, approximately 10.3% of all mortgage loans (measured by loan count based on Mortgage Bankers Association data) in the nation are in some level of non-performance.

Non-Performing Single-Family Residential Mortgage Loans

(as of March 2013)

(Total Non-Performing Loans: 4.2 million)

Source: MBA Mortgage Bankers Association — 1st Quarter 2013 National Delinquency Survey.

The chart below illustrates the increase in the level of delinquency to relatively high levels. According to Mortgage Bankers Association data, a total of 4.2 million single-family residential mortgage loans are currently non-performing.

U.S. Single-Family Residential Mortgage Delinquency and Foreclosure Units

(Q4 1990 – Q1 2013)

Source: MBA Mortgage Bankers Association — 1st Quarter 2013 National Delinquency Survey.

Note: 2013 is as of Q1 2013.

Over the next five years, a substantial number of non-performing loans will need to be resolved, including through foreclosure, short sale or conversion through a bank deed-for-lease program. At the current rate of delinquency and non-performance, it appears that over 4.2 million homeowners in the United States will be affected. Even if fewer than half of the delinquent or non-performing loans proceed through the foreclosure process or are sold through the short sale process, the supply of inventory available for acquisition could be large.

Rental Market Demand Overview

Over the past two years, the U.S. rental housing market has begun a sustained recovery. In many markets, rental vacancies have fallen and rents have risen, even in areas hardest hit during the housing and economic downturn.

In addition to a growing trend of a mobile workforce, America is undergoing a shift in demographics. Core baby boomer households are becoming empty nesters, and the number of 20- to 34-year-olds is growing at an accelerated pace, as members of “Generation Y” come of home buying age. In the context of high unemployment, labor insecurity and a desire to maintain mobility, “Generation Y,” defined as those born between 1980 and 1999, numbers more than 80 million members, and is likely to show a higher tendency to rent rather than own their homes. Additionally, the rising cost of college education and the corresponding burden of student loans leave many young people deep in debt and less willing or able to take on mortgage debt.

The chart below illustrates the strength of the overall rental market (including both single-family and multi-family rental housing), which has seen increases in occupancy and rental rates (despite the macroeconomic headwinds that the United States economy has been facing). According to the U.S. Census Bureau, out of the total 78 million family households in the United States, 32 million have two members, and are more likely candidates for multi-family rentals, whereas 46 million have three or more members, and are more likely candidates for single-family rentals.

Single-Family and Multi-Family Rental Occupancy and Rental Rate

(as of December 31, 2011, most recent)

Source: U.S. Census Bureau, 2005-2011 American Community Surveys

Single-Family Rental Demand

Many homeowners who have been displaced by the housing bubble are looking to live in a home with similar characteristics and amenities to their former home and, for this population, single-family rentals may present the best available option. In the wake of the worst housing downturn in history, renting has, in many cases, become more compelling for consumers, and, with the growth of the single-family rental market, these consumers are now offered alternative rental options.

While multi-family and single-family housing seem to be natural competitors in the rental sector, each generally appeals to a different type of tenant. The two rental markets are largely segmented by lifecycle. Singles, couples without children, people with roommates, newly divorced individuals and empty nesters dominate the multi-family market, because they have smaller space needs, less demand for associated acreage and generally prefer denser, transit-centric submarkets. On the other hand, the single-family market (both owner-occupied and tenant-occupied) serves larger households that are primarily families with children, whose preferences tend to focus on the need for additional space, quality of schools and neighborhood safety.

Within the broader rental market, the single-family rental segment has continued to grow its relative market share compared to other types of rental housing.

Relative Size of the Single-Family Rental Market

(as of December 31, 2011, most recent)

Source: U.S. Census Bureau, 2005-2011 American Community Survey

Two of the primary factors driving the increase in demand for single-family rental properties are constraints on home mortgage financing and the displacement of homeowners.

Constraints on Home Mortgage Financing.

Even with the increased affordability of homes, many would-be home buyers — including some with no history of foreclosure — are finding it difficult to qualify for a mortgage. Lenders have reverted to more stringent underwriting standards (such as limitations on aggregate indebtedness and restrictions on the percentage of income allocable to mortgage payments) and require larger down payments, which together have made it difficult for many potential home buyers to obtain mortgage financing.

Displaced Owners Forced to Rent

In some cases, the shift from owning to renting is a function of foreclosure, short sales, or other adverse credit or economic events. A home foreclosure, for example, can have a significant adverse effect on credit status and can limit the ability to obtain mortgage debt to finance future homeownership for up to seven years. Distressed owners are effectively converted to renters, many of whom prefer to live in a single-family unit, which has characteristics and amenities similar to their former homes, as opposed to an apartment. Families renting single-family homes may be able to keep their children enrolled in the schools they are accustomed to, and in proximity to friends and sports or recreational programs. In addition, single-family homes are frequently located in stable neighborhoods, and include private yards for children and pets to play safely.

The recent drop in home prices, constraints on mortgage lending, job volatility requiring greater geographic mobility, economic uncertainty, evolving demographics and expanded rental options are changing the way many Americans live. Many people, who in the past might have become homeowners, are instead becoming long-term renters of single-family homes. According to JBREC, for every 1.0% decline in the homeownership rate, the occupants of approximately 1.1 million homes become prospective tenants. The U.S. Census Bureau reports the national homeownership rate was 65.0% in the first quarter of 2013, which is down from a peak of 69.2% in the fourth quarter of 2004. JBREC believes that the homeownership rate will continue to decrease through 2015 and overcorrect at approximately 63%, before increasing again towards the historical average of 65.4%.

Source: U.S. Census Bureau

Single-Family Home Prices

As the economy slowly strengthens and the housing market returns to long-term pricing norms, or reverts to mean pricing levels, we believe there is the potential for home price appreciation. The chart below illustrates the magnitude of the decrease in home prices in American Homes 4 Rent’s top six markets and the subsequent rebound, which remains significantly below the peak.

Source:    JBREC, April 2013.

(1)	Peak occurred during either 2006 or 2007 for all markets. Trough occurred during 2011 or 2012 for most markets, but Houston bottomed in December 2008. Burns Home Value Index estimates all home values in a market, not just recent transactions.

Comparison to Multi-family Residential Real Estate Industry

We believe the acquisition, operation and management of multi-family residential real estate is the most comparable established model for our business and that single-family rentals may rapidly transform into an industry with a few, well-established national owner-operators. As with single-family rental properties, the multi-family residential real estate sector historically was managed by relatively small-scale, “mom and pop” owner-operators or by a limited number of local and regional property management organizations. Following the introduction of larger investors and national owner-operators, further industry consolidation and investment transformed the sector, reducing the number but increasing the size of national owner-operators. According to SNL Financial, as of December 31, 1994, the multi-family residential real estate sector in the United States consisted of 42 public multi-family residential real estate companies with an aggregate equity market capitalization of approximately $10.8 billion. As of March 31, 2013, this sector consisted of 14 public companies with an aggregate equity market capitalization of $73.8 billion. From December 31, 1994 to March 31, 2013, the seven largest companies based on equity market capitalization had, on average, increased their equity market capitalization from $420 million to $8.8 billion, and the seven smallest companies had, on average, increased their equity market capitalization from $277 million to $1.7 billion.

Atlanta-Sandy Springs-Marietta, Georgia MSA: “Atlanta”

Atlanta Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Atlanta MSA had approximately 5.4 million people and is the ninth-largest MSA in the United States by population, according to the Census Bureau’s 2012 Statistical Abstract of the United States. There are twenty-eight counties in the Atlanta MSA. Atlanta is projected to average population growth of 1.8% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Atlanta, with 35,500 jobs added in the 12 months ended December 31, 2011 and 43,900 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 183,500 jobs between 2008 and 2010. In the 12 months ended February 2013, Atlanta has added 57,800 jobs for 2.5% growth compared to 1.6% growth nationally. The unemployment rate declined from 10.2% in 2010 to 8.7% in 2012 and 8.3% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Atlanta to grow by an average of 48,800 jobs annually from 2013 through 2015, or annual growth of 2.1%. In comparison, JBREC forecasts annual employment growth nationally of 1.6% through 2015.

Metro Economy. The Atlanta economy includes the state capital and several colleges and universities, numerous Fortune 500 companies, and one of the busiest airports in the world. Atlanta also has one of the fastest growing tech sectors with 13,000 companies and nearly 200,000 employees. The metro development authority reports Atlanta has the 2nd largest telecom presence nationally with over 44,000 employed in this cluster.

Median Household Income. After decreasing in 2009 and 2010, the median household income in Atlanta has picked up, experiencing a 0.6% and 1.2% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Atlanta will increase to $59,659 by 2015, which is a 2.1% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Atlanta Housing Market Overview

The total market size of housing stock in Atlanta is estimated to be $259 billion, or approximately 2.2 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing once again, and permits to build new single-family and multi-family homes as of December 31, 2012 were at 14,331; the Atlanta MSA peaked in 2004 at 74,007 permits. In the 12 months ended February 28, 2013, single-family permits increased by 56% to 10,027 units and multifamily permits were up 57% to 5,383 units. Home values dropped modestly from 2011 to 2012, but were down 33.5% at the trough in 2012 from the 2007 peak (according to JBREC’s Burns Home Value Index). The homeownership rate hovered between 66% and 68% from 2005-2011 but subsequently declined to 62% in 2012.

We believe that there remains opportunity in the Atlanta market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 87,500 homes as of December 31, 2012, representing approximately $8.9 billion in value (assuming the median sales price of $101,536 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what was the trough during 2009 in Atlanta. Household growth in Atlanta has increased from lows in 2010 to an estimated 25,200 households added in 2012. JBREC forecasts that household growth will steadily increase from 33,300 new households in 2013 to 47,900 new households added in 2015. Total permits are forecasted to reach 30,000 units in 2015, a level last reached in 2007. JBREC forecasts approximately 128,100 new households will be formed in Atlanta from 2013 through 2015 compared to 70,500 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate hovered between 66% and 68% from 2005 through 2011, but dipped in 2012 to 62%.

Burns Home Value Index. According to JBREC, home values in Atlanta dropped slightly from 2011 to the 2012 trough. The 2012 value is down 33.5% from the 2007 peak and JBREC forecasts home values will increase through 2015. The median resale price for a detached home was $101,189 as of December 31, 2012 and has risen to $106,282 as of April 2013. Home values in the Atlanta metro area are forecasted to rise at an average annual rate of 12.4% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Atlanta, while the vacancy rate is declining. After peaking at 16.6% in 2010, the vacancy rate has decreased to 10.8% as of March 2013 and is down from 11.8% in March 2012. The average monthly rental rate is $1,036 as of March 2013, up from $992 in March 2012.

Chicago-Joliet-Naperville, Illinois Metropolitan Division: “Chicago”

Chicago Economic Overview

According to the U.S. Census Bureau, 2011 Population Estimates, the Chicago metropolitan division had 7.9 million people and, according to the 2012 U.S. Census Bureau Statistical Abstract of the United States, is the third-largest MSA in the United States by population when combined with the neighboring Gary, IN and Lake County-Kenosha County, IL-WI metropolitan divisions (an additional 1.6 million people, according to the U.S. Census Bureau, 2011 Population Estimates). There are eight counties in the Chicago Metropolitan Division. Chicago is projected to average population growth of 0.5% annually from 2013 through 2015, which is below the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth is positive in Chicago, with 48,700 jobs added in the 12 months ended December 31, 2011 and 53,400 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 266,000 jobs between 2008 and 2010. In the 12 months ended February 2013, Chicago has added 55,000 jobs for 1.5% growth compared to 1.6% growth nationally. The unemployment rate declined from 10.4% in 2010 to 8.8% in 2012, but has increased to 10.3% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Chicago to grow by an average of 57,800 jobs annually from 2013 through 2015, or annual growth of 1.7%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Chicago economy is diversified, with concentrations in manufacturing, transportation, information technology, R&D, and green energy. This metro employs nearly 1 million employees in the business and financial services industries, and 10% of the regional economy can be attributed to manufacturing, which employs over 400,000.

Median Household Income. After decreasing in 2009 and 2010, the median household income growth rate in Chicago increased 1.3% period over period the year ended December 31, 2011 and then declined -0.3% for the year ended December 31, 2012. JBREC forecasts the median income in Chicago will increase to $60,692 by 2015, which is a 1.7% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Chicago Housing Market Overview

The total market size of housing stock in the greater Chicago MSA is estimated to be $604 billion, or approximately 3.8 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2011 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 7,343, down from peak activity of 43,976 permits in 2005. In the 12 months ended February 28, 2013, single-family permits increased by 36% to 4,079 units, and multifamily permits were up by 24% to 3,602 units. Home values appear to have reached trough values in 2012, down 36% from the 2006 peak levels (according to JBREC’s Burns Home Value Index). Homeownership has declined, from 70.0% in 2005 to a trough of 66.9% as of September 30, 2012, rising only slightly to 67.5% as of December 31, 2012. This decrease in recent years indicates that many traditional homeowners continue to seek housing alternatives, including through single-family rentals.

We believe that there remains opportunity in the Chicago market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 152,000 homes as of December 31, 2012, representing approximately $25.1 billion in value (assuming the December 31, 2012 median sales price of $165,000 per home).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2009 in Chicago. Household growth in Chicago has increased from lows in 2011 to an estimated 13,900 households added in 2012. JBREC forecasts that household growth will steadily increase from 15,900 new households in 2013 to 24,800 new households in 2015. Total permits are forecasted to reach 15,400 units in 2015, a level last reached in 2007. JBREC forecasts approximately 62,500 new households will be formed in Chicago from 2013 through 2015 compared to 38,200 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. As of December 31, 2012, the homeownership rate in Chicago was 67.5%, which is down from 70.0% in 2005.

Burns Home Value Index. According to JBREC, home prices in Chicago are decreasing less rapidly than in previous years. The Burns Home Value Index was down 2.2% in 2012 from 2011, and the median resale price for a detached home was $172,450 as of December 31, 2012. Home values in the Chicago metropolitan division are projected to show an average annual increase of 10.3% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Chicago, while the vacancy rate is declining. After peaking at 12.2% in 2010, the vacancy rate has decreased to 7.6% as of March 2013 and is down from 7.8% in March 2012. The average monthly rental rate is $1,359 as of March 2013, up from $1,269 in March 2012.

Dallas-Fort Worth-Arlington, Texas MSA: “Dallas-Fort Worth”

Dallas-Fort Worth Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Dallas-Fort Worth MSA had approximately 6.5 million people and, according to the 2012 U.S. Census Bureau Statistical Abstract of the United States, is the fourth-largest MSA in the United States by population. Data for the Dallas-Fort Worth metropolitan area covers twelve counties. Dallas-Fort Worth is projected to average population growth of 2.1% annually from 2013 through 2015, which is above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Dallas-Fort Worth, with 70,200 jobs added in the 12 months ended December 31, 2011 and 83,800 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 111,700 jobs between 2009 and 2010. In the 12 months ended February 28, 2013, Dallas-Fort Worth has added 108,900 jobs for 3.9% growth compared to 1.6% growth nationally. The unemployment rate declined from 8.2% in 2010 to 6.7% in 2012, and fell down to 6.3% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Dallas–Fort Worth to grow by an average of 82,733 jobs annually from 2013 through 2015, or annual growth of 2.7%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Dallas-Fort Worth metropolitan area has three primary industries that are the lifeblood of the economy: logistics and trade, technology, and advanced services such as the financial and technological sectors. The metro’s location provides for strong trade advantages, with robust infrastructure in place to allow businesses to move products quickly and cost-effectively.

Median Household Income. After decreasing in 2009, the median household income in Dallas-Fort Worth has increased, experiencing a 3.1% and 2.7% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Dallas-Fort Worth will increase to $62,529 by 2015, which is a 2.0% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Dallas-Fort Worth Housing Market Overview

The total market size of housing stock in Dallas-Fort Worth is estimated to be $277 billion, or approximately 2.5 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2010 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 33,799, down from the 2005 peak in Dallas-Fort Worth of 59,895. In the 12 months ended February 28, 2013, single-family permits increased by 15.5% to 18,295 units, with multifamily permits up 51% to 15,681 units. Home values over the past decade have remained fairly constant (compared to other markets) with only a 12.0% drop from peak to trough values (according to JBREC’s Burns Home Value Index). Homeownership has remained fairly constant over the past decade at approximately 62%, declining to 61.3% as of December 31, 2012.

We believe that there remains opportunity in the Dallas-Fort Worth market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 66,700 homes in Dallas-Fort Worth as of December 31, 2012, representing approximately $11.0 billion in value (assuming of the median sales price of $177,700 per home in Dallas and $139,614 in Fort Worth as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2009 in Dallas-Fort Worth. Household growth in Dallas-Fort Worth has increased from lows in 2010 to an estimated 49,300 households added in 2012. JBREC forecasts that household growth will steadily increase from 52,100 new households in 2013 to 63,699 new households added in 2015. Total permits are forecasted to reach 47,000 units in 2015, a level last reached in 2006. JBREC forecasts approximately 173,400 new households will be formed in Dallas-Fort Worth from 2013 through 2015 compared to 129,420 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. As of December 31, 2012, the homeownership rate in Dallas-Fort Worth was 61.3%, which is down from a high of 63.8% in 2010.

Burns Home Value Index. According to JBREC, home values in Dallas-Fort Worth were relatively flat in 2012 from 2011, up just 0.01%. The median resale price for a detached home was $156,823 as of December 31, 2012 and has risen to $157,075 as of April 2013. Home values in the Dallas-Fort Worth metro area are forecasted to rise at an average annual rate of 6.8% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Dallas-Fort Worth, while the vacancy rate is declining. After peaking at 13.5% in 2010, the vacancy rate has decreased to 9.7% as of March 2013 and is down from 10.7% in March 2012. The average monthly rental rate is $1,175 as of March 2013, up from $1,130 in March 2012.

Houston-Sugar Land-Baytown, Texas MSA: “Houston”

Houston Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Houston MSA had approximately 5.8 million people and is the sixth-largest MSA in the United States by population, according to the Census Bureau’s 2012 Statistical Abstract of the United States. There are ten counties in the Houston MSA. Houston is projected to experience population growth of 1.9% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth is positive in Houston, with 64,600 jobs added in the 12 months ended December 31, 2011 and 99,300 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 74,000 jobs between 2009 and 2010. In the 12 months ended February 2013, Houston has added 118,700 jobs for 4.5% growth compared to 1.6% growth nationally. The unemployment rate declined from 8.5% in 2010 to 6.8% in 2012 and dropped further to 6.3% as of February 2013. JBREC forecasts employment in Houston to grow by an average of 77,200 jobs annually from 2013 through 2015, or annual growth of 2.8%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Houston metro area is home to twenty-five Fortune 500 companies, the third highest concentration in the U.S, as well as a substantial oil and gas cluster and a very active, international port. Houston’s strong infrastructure supports growing industries, including energy, health care, nanotechnology, aerospace, and information technology. The Texas Medical Center is the largest complex in the world, with 54 institutions employing 106,000 and treating over 7 million patients annually.

Median Household Income. After decreasing in 2009, the median household income in Houston has steadily increased, experiencing a 3.5% and 2.0% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Houston will increase to $60,959 by 2015, which is a 1.4% average annual increase compared to a forecast of 1.7% nationally during the same period.

Houston Housing Market Overview

The total market size of housing stock in Houston is estimated to be $237 billion or approximately 2.3 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2012 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 43,450, down from Houston’s peak of 71,719 permits in 2006. In the 12 months ended February 28, 2013, single-family permits increased by 25% to 29,806 units and multifamily permits were up 43% to 14,394 units. Home values in Houston remained fairly steady in the mid-2000s (according to JBREC’s Burns Home Value Index), and were up 2.9% in 2012 year-over-year. The homeownership rate peaked in 2008 at 65%, and has subsequently declined to 62% on average for 2012, declining to 60% as of December 31, 2012.

We believe that there remains opportunity in the Houston market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 56,800 homes as of December 31, 2012, representing approximately $9.7 billion in value (assuming the median sales price of $171,300 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits have been trending up since the 2010 trough in Houston. Household growth in Houston has increased from the low in 2007 to an estimated 42,900 households added in 2012. JBREC forecasts that households will steadily increase from 45,100 new households added in 2013 to 49,900 new households in 2015. Total permits are forecasted to reach 62,000 units in 2015, a level last reached in 2007. JBREC forecasts approximately 141,900 new households will be formed in Houston from 2013 through 2015 compared to 163,000 total residential permits issued over the same period.

Homeownership Levels. While the homeownership rate averaged 62.2% in 2012, as of December 31, 2012, the homeownership rate in Houston was 60.4%, down from a high of 64.8% in 2008.

Burns Home Value Index. According to JBREC, home values in Houston experienced a 2.9% increase in 2012 from 2011. The median resale price for a detached home was $163,562 as of December 31, 2012 and was down slightly to $160,900 as of February 2013. Home values in the Houston metro area are forecasted to rise at an average annual rate of 6.0% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Houston, while the vacancy rate is declining. After peaking at 16.2% in 2010, the vacancy rate has decreased to 11.6% as of March 2013 and is down from 12.5% in March 2012. The average monthly rental rate is $1,212 as of March 2013, up from $1,157 in March 2012.

Indianapolis-Carmel, Indiana MSA: “Indianapolis”

Indianapolis Economic Overview

According to the U.S. Census Bureau’s 2011 American Community Survey, the Indianapolis MSA had approximately 1.8 million people and is the thirty-fourth-largest MSA in the United States by population, according to the Census Bureau’s 2012 Statistical Abstract of the United States. The Indianapolis metropolitan area includes ten counties. Indianapolis is projected to average population growth of 1.3% annually from 2013 through 2015, which is slightly above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Indianapolis, with 17,500 jobs added in the 12 months ended December 31, 2011 and 25,200 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 45,200 jobs between 2008 and 2010. In the 12 months ended February 2013, Indianapolis has added 15,000 jobs for 1.7% growth compared to 1.6% growth nationally. The unemployment rate declined from 9.1% in 2010 to 7.7% in 2012, but has increased to 8.5% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts employment in Indianapolis to grow by an average of 15,500 jobs annually from 2013 through 2015, or annual growth of 1.7%. In comparison, JBREC forecasts annual employment growth nationally of 1.6% through 2015.

Metro Economy. The Indianapolis economy has concentrations in amateur and professional sports-oriented events and tourism, insurance, manufacturing and meat packing activities. The economic development agency is pursuing numerous clusters, including advanced manufacturing that builds on the metro area’s manufacturing history and over 4,600 companies producing pharmaceuticals to furniture and automotive components.

Median Household Income. After decreasing in 2009 and 2010, the median household income in Indianapolis has remained relatively flat, experiencing a 0.4% and 0.2% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Indianapolis will increase to $52,500 by 2015, which is a 1.1% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Indianapolis Housing Market Overview

The total market size of housing stock in Indianapolis is estimated to be $78 billion, or approximately 762,000 homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2010, and permits to build new single-family and multi-family homes as of December 31, 2012 were at 4,895, the trough annual level in the Indianapolis MSA since its peak of 17,185 in 2001. In the 12 months ended February 28, 2013, single-family permits increased by 12% to 4,091 units, while multifamily permits declined by 35% to 981 units. Home values dropped modestly from 2003 to 2011, declining 15.0% from peak to trough annual values (according to JBREC’s Burns Home Value Index) before increasing by 1.6% in 2012. The homeownership rate peaked as high as 79.0% in 2006 but has subsequently declined to 67.1% on average for 2012, rising slightly to 67.8% as of December 31, 2012.

We believe that there remains opportunity in the Indianapolis market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 27,172 homes as of December 31, 2012, representing approximately $3.5 billion in value (assuming the median sales price of $129,916 per home as of December 31, 2012).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2012 in Indianapolis. Household growth in Indianapolis has increased from lows in 2010 to an estimated 8,900 households added in 2012. JBREC forecasts that household growth will steadily increase from 10,700 new households in 2013 to 11,800 new households in 2015. Total permits are forecasted to reach 10,000 units in 2015, a level last reached in 2006. JBREC forecasts approximately 34,000 new households will be formed in Indianapolis from 2013 through 2015 compared to 24,200 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate in Indianapolis declined from a peak of 79.0% in 2006 to 67.1% on average for 2012, rising slightly to 67.8% as of December 31, 2012.

Burns Home Value Index. According to JBREC, home values in Indianapolis experienced a 1.6% increase in 2012 from 2011, after declining 15.0% from 2003 through 2011. The median resale price for a detached home was $127,835 as of December 31, 2012 and has risen to $133,406 as of April 2013. Home values in the Indianapolis metro area are forecasted to rise at an average annual rate of 6.3% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Indianapolis, while the vacancy rate is declining. After peaking at 13.9% in 2010, the vacancy rate has decreased to 8.6% as of March 2013 and is down from 9.2% in March 2012. The average monthly rental rate is $934 as of March 2013, up from $912 in March 2012.

Phoenix-Mesa-Glendale, Arizona MSA: “Phoenix”

Phoenix Economic Overview

According to the U.S. Census Bureau, 2011 American Community Survey, the Phoenix metropolitan area had 4.3 million people and, according to the 2012 U.S. Census Bureau Statistical Abstract of the United States, is the fourteenth-largest MSA in the United States by population and home to approximately 66% of Arizona’s population. There are two counties in the Phoenix MSA. Phoenix is projected to average population growth of 2.6% annually from 2013 through 2015, which is above the projected national average of 1.0% annually for the same period (Moody’s Analytics / Précis U.S. Macro / December 2012).

Annual Employment Growth and Unemployment Rate. Employment growth has been positive in Phoenix, with 25,200 jobs added in the 12 months ended December 31, 2011 and 41,500 jobs added in the 12 months ended December 31, 2012. By comparison, the metro area lost a total of 228,500 jobs between 2008 and 2010. In the 12 months ended February 2013, Phoenix has added 41,500 jobs for 2.4% growth compared to 1.6% growth nationally. The unemployment rate declined from 9.8% in 2010 to 7.2% in 2012 and reached 6.7% as of February 2013. The national unemployment rate was 8.1% in February 2013. JBREC forecasts Phoenix employment to grow by an average of 56,466 jobs annually from 2013 through 2015, or annual growth of 3.1%. In comparison, JBREC forecasts annual employment growth of 1.6% nationally through 2015.

Metro Economy. The Phoenix economy has diverse concentrations in renewable energy, biomedicine, manufacturing, aerospace, and emerging technology. Local leaders have expressed their commitment to bringing in high-quality, high-wage jobs to the area and creating opportunities through business tax credits and other economic development plans.

Median Household Income. After decreasing in 2009 and 2010, the median household income in Phoenix has started to increase; experiencing a 0.9% and 2.5% period over period growth rate for the year ended December 31, 2011 and the year ended December 31, 2012, respectively. JBREC forecasts the median income in Phoenix will increase to $57,048 by 2015, which is a 2.8% average annual increase, compared to a forecast of 1.7% nationally during the same period.

Phoenix Housing Market Overview

The total market size of housing stock in Phoenix is estimated to be $203 billion, or approximately 1.8 million homes according to the U.S. Census Bureau, 2011 American Community Survey. Household formations have been increasing since 2011 and permits to build new single-family and multi-family homes as of December 31, 2012 were at 15,882, still below the peak of 69,230 in 2005. In the 12 months ended February 28, 2013, single-family permits increased by 51% to 12,136 units and multifamily permits were up 33% to 3,616 units. Home values dropped 55.1% since its 2006 peak to 2011 trough annual values (according to JBREC’s Burns Home Value Index) before increasing by 15.8% from 2011 to 2012. The homeownership rate peaked as high as 72.5% in 2006 but has subsequently declined to 63% on average for 2012.

We believe that there remains opportunity in the Phoenix market to continue to acquire, restore, lease and manage single-family homes.

Additionally, JBREC estimates that there is a “shadow inventory” of delinquent mortgages that have not been resolved of approximately 38,600 homes as of December 31, 2012, representing approximately $6.3 billion in value (assuming the December 31, 2012 median sales price of $162,657 per home).

Supply and Demand Dynamics. The total annual permit issuance of single-family and multi-family permits reached what is expected to be the trough during 2010 in Phoenix. Household growth in Phoenix has increased from lows in 2009 to an estimated 21,900 households added in 2012. JBREC forecasts that household growth will steadily increase from 42,500 new households in 2013 to 50,400 new households in 2015. Total permits are forecasted to reach 39,000 units in 2015, a level last reached in 2007. JBREC forecasts approximately 140,100 new households will be formed in Phoenix from 2013 through 2015 compared to 89,500 total residential permits issued over the same period. Much of the additional demand for housing will be satisfied by rentals, which should keep vacancies low and rental rates rising.

Homeownership Levels. The homeownership rate peaked at 72.5% in 2006, but has subsequently declined to 63% in 2012.

Burns Home Value Index. According to JBREC, home values in Phoenix experienced a 15.8% increase from 2011 to 2012. The median resale price for a detached home was $147,907 as of December 31, 2012, and has risen to $175,000 as of April 2013. Home values in the Phoenix metro area are forecasted to rise at an average annual rate of 14.6% from 2013 to 2015, according to the Burns Home Value Index.

Single-Family Rental and Vacancy Rates. Single-family home average monthly rents are rising in Phoenix, while the vacancy rate is declining. After peaking at 18.3% in 2009, the vacancy rate has decreased to 10.1% as of March 2013 and is down from 11.3% in March 2012. The average monthly rental rate is $1,056 as of March 2013, up from $997 in March 2012.

OUR BUSINESS AND PROPERTIES

Our Company

We are an internally managed Maryland REIT focused on acquiring, renovating, leasing and operating single-family homes as rental properties. We commenced operations in November 2012 to continue the investment activities of AH LLC, which was founded by our chairman, Mr. Hughes, in 2011 to take advantage of the dislocation in the single-family home market. Mr. Hughes has over 40 years of experience in the real estate business and a successful track record as co-founder and former chairman and chief executive officer of Public Storage, a REIT listed on the NYSE. We have an integrated operating platform that consists of approximately 270 personnel dedicated to property management, marketing, leasing, financial and administrative functions. Our acquisition and renovation functions are performed by AH LLC, to whom we will continue to pay an acquisition and renovation fee through December 2014.

As of July 31, 2013, we owned 19,825 single-family properties for an estimated total investment of $3.4 billion and had an additional 458 properties in escrow that we expected to acquire, subject to customary closing conditions, for an estimated total investment of $76.3 million. As of July 31, 2013, we owned properties in selected sub-markets of MSAs in 22 states, and we continually evaluate potential new target markets that fit our underwriting criteria and are located where we believe we can achieve sufficient scale for internalized property management.

We intend to become a leader in the single-family home rental industry by aggregating a geographically diversified portfolio of high quality single-family homes and developing “American Homes 4 Rent” into a nationally recognized brand that is well-known for quality, value and tenant satisfaction and is well respected in our communities. Our objective is to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation.

We intend to use the net proceeds of this offering to continue to acquire and renovate single-family properties, including certain escrowed properties, and to repay indebtedness we have incurred or expect to incur under our credit facility. In addition to single-family properties, we also may seek to invest in condominium units, townhouses and real estate-related debt investments. Our investments may be made directly or through investment vehicles with third-party investors. In addition to individual property purchases, we may pursue bulk acquisitions from financial institutions, government agencies and competitors.

We have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under U.S. federal income tax laws, commencing with our taxable year ended December 31, 2012, and we expect to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2013, and subsequent taxable years.

Our Properties

The table below summarizes certain information with respect to our properties as of July 31, 2013.

Our Properties(1)

	Properties		Estimated Total Investment(2)(3)		Estimated Total Book Value(3)(4)		Average per Property
	Units	% of Total	$ millions	Avg. per Property	$ millions	Avg. per Property	Square Footage	Property Age (years)
Indianapolis, IN	1,718	8.7%	$252.1	$146,731	$246.1	$143,234	1,870	11.6
Dallas-Fort Worth, TX	1,660	8.4%	269.9	162,603	262.2	157,927	2,209	10.2
Greater Chicago area, IL and IN	1,361	6.9%	218.0	160,165	206.7	151,845	1,855	12.4
Atlanta, GA	1,216	6.1%	214.2	176,147	195.3	160,584	2,168	13.2
Houston, TX	1,027	5.2%	179.2	174,472	179.2	174,472	2,295	9.6
Cincinnati, OH	1,005	5.1%	173.7	172,834	169.4	168,545	1,848	11.9
Phoenix, AZ	960	4.8%	149.6	155,883	139.4	145,196	1,812	11.3
Jacksonville, FL	892	4.5%	135.6	151,974	131.7	147,635	1,924	9.8
Charlotte, NC	877	4.4%	152.0	173,271	146.8	167,376	1,948	10.6
Nashville, TN	869	4.4%	181.4	208,743	173.9	200,155	2,193	9.5
All Other (5)	8,240	41.6%	1,474.7	178,973	1,435.1	174,166	1,913	10.9

Total / Average	19,825	100.0%	$3,400.4	$171,519	$3,285.7	$165,733	1,972	11.0

(1)	Includes 377 properties owned by the RJ joint ventures in which we hold an approximate one-third interest.
(2)	For properties that we acquired directly, Estimated Total Investment represents our actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee, if applicable. Estimated renovation costs represent the total costs we have incurred or expect to incur to renovate a property to prepare it for rental. These costs typically include paint, flooring, appliances, blinds and landscaping. Estimated Total Investment differs from Estimated Total Book Value only with respect to the properties contributed by AH LLC. For properties contributed by AH LLC, Estimated Total Book Value is an estimate of the properties’ GAAP book value, which includes estimates for renovation costs we expect to incur. These properties were recorded at the net book value of AH LLC as of the date of contribution. See note 3 below.
(3)	Estimated Total Investment and Estimated Total Book Value each include estimated renovation costs in the aggregate of approximately $204 million, approximately $168 million of which represents actual renovation costs incurred through July 31, 2013 and approximately $36 million of which represents estimated remaining costs we expect to incur as of that date to prepare these properties for rental. Estimated renovation costs typically include paint, flooring, appliances, blinds and landscaping.
(4)	Estimated Total Book Value represents the estimated book value on a GAAP basis of all properties. In the case of AH LLC’s contribution of properties to us, for GAAP purposes these transactions are considered to be transactions between entities under common control under the provisions of ASC 805, Business Combinations. As a result, these properties have been reflected at the net carrying cost of AH LLC. For the properties acquired from the Alaska Joint Venture, the $904.5 million purchase price has been allocated among the properties in accordance with GAAP. For all other properties, Estimated Total Book Value represents the actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee, if any.
(5)	Represents 34 markets in 18 states.

The table below summarizes certain information with respect to properties in escrow as of July 31, 2013.

Properties in Escrow(1)

	Properties in Escrow				Estimated Total Investment(2)
Market	Units	% of Total	Avg. Sq.Ft.	Avg. Age (years)	$ millions	Avg. per Property
Cincinnati, OH	55	12.0%	1,882	12.1	$8.5	$154,842
Columbus, OH	50	10.9%	1,839	12.3	$6.9	138,878
Raleigh, NC	32	7.0%	1,955	9.1	$4.8	149,401
Charlotte, NC	28	6.1%	2,038	11.1	$4.3	153,718
Houston, TX	24	5.2%	2,698	9.9	$4.9	204,433
Chicago Area, IL and IN	23	5.0%	1,933	13.9	$4.0	175,339
Indianapolis, IN	21	4.6%	2,014	11.8	$3.2	153,743
Nashville, TN	17	3.7%	2,202	7.2	$3.3	195,829
Dallas-Fort Worth, TX	17	3.7%	2,136	12.2	$2.9	167,735
Columbia, SC	15	3.3%	1,983	4.9	$2.2	146,847
All Other(3)	176	38.4%	1,892	9.7	$31.2	177,404

Total / Average	458	100.0%	1,971	10.5	$76.3	$166,636

(1)	Includes properties in escrow subject to customary closing conditions. Does not include properties in escrow subject to lender approval. Properties in escrow are typically not occupied at the closing date.
(2)	Estimated Total Investment represents our actual purchase price (including closing costs) and estimated renovation costs plus a 5% acquisition and renovation fee. Estimated renovation costs represent the total costs we expect to incur to renovate a property to prepare it for rental. These costs typically include paint, flooring, appliances, blinds and landscaping.
(3)	Represents 24 markets in 14 states.

Between July 31, 2013 and August 31, 2013, we acquired approximately 846 properties with an estimated total investment of $124.9 million. Additionally, between August 31, 2013 and September 20, 2013 (the latest practicable date before the commencement of this offering), we acquired approximately 468 properties with an estimated total investment of $69.2 million (including properties in escrow as of September 20 , 2013). Approximately 65% of these properties acquired between July 31, 2013 and September 20, 2013 were purchased in foreclosure auctions and the balance through other acquisition channels. At September 20, 2013, we had approximately 355 properties in escrow with an estimated total investment of $56.2 million. The level of purchases for the entire month of September 2013 should not be extrapolated from this partial month information as acquisition activity tends to be higher at the beginning of a month.

Property and Management

We lease office space in Agoura Hills, California for our company headquarters and lease property management office space in 17 locations in 12 states.

The graphs below set forth various characteristics of our portfolio as of July 31, 2013.

Portfolio by Total Investment	Portfolio by Square Footage

Portfolio by State(1)	Portfolio by Number of Bedrooms

(1)	Based on estimated total investment.

Our Competitive Strengths

We believe that the following strengths enable us to implement our business and growth strategies and compete effectively in the single-family home rental market:

•

Experienced and tenured management team. We believe the significant experience, expertise and relationships of our executive team drive our business and growth. Our executive team, headed by Mr. Hughes, our Chairman, Mr. Singelyn, our Chief Executive Officer, Mr. Corrigan, our Chief Operating Officer, and Mr. Nelson, our Chief Financial Officer, each of whom is a former executive of Public Storage, has a successful track record of managing and growing a publicly traded REIT through all stages of the real estate investment cycle. Among other executive positions they have held, Mr. Singelyn was treasurer of Public Storage and was chief executive officer of Public Storage Canada, a real estate company previously listed on the Toronto Stock Exchange, and ACE; Mr. Corrigan was the chief financial officer of PS Business Parks, a NYSE-listed REIT; and Mr. Nelson was the chief financial officer of Lennar Partners, Inc. and Alexandria Real Estate Equities, Inc., a NYSE-listed REIT.

•	Large, diversified portfolio of high-quality properties. As of July 31, 2013, we owned 19,825 single-family properties concentrated in select sub-markets of MSAs within 22 states. These homes are located in neighborhoods of cities that we believe remain desirable places to live, despite significantly impacted home prices. In addition, we continually evaluate potential new markets across the country. We are focused on acquiring homes with a number of key property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) a range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. We target areas with above average median household incomes, well-regarded school districts and access to desirable lifestyle amenities. We believe that homes in these areas will attract tenants with strong credit profiles, produce high occupancy and rental rates and generate long-term property appreciation. Not all of the homes that we may acquire will meet all of these criteria, especially if acquired as part of a bulk purchase.

Our acquisition process remains flexible, and we expect AH LLC’s acquisition channel focus to shift as we strategically source opportunities in this evolving market. The following table summarizes AH LLC’s acquisition, renovation, and leasing activity by month through July 31, 2013.

Monthly Acquisition, Renovation and Leasing Rates

(As of July 31, 2013)

•

Demonstrated property acquisition track record and processes. Since its inception in June 2011, AH LLC has developed an effective acquisition process, supported by analytics and dedicated personnel within our target markets, that is capable of efficiently deploying large amounts of capital. Through July 31, 2013, AH LLC and its affiliates had acquired 19,937 properties (including our 19,825 properties) with an estimated total investment exceeding $3.4 billion and had approximately 458 properties in escrow. The acquisition process begins with an analysis of housing markets in select MSAs based on numerous economic and real estate characteristics. AH LLC then targets sub-markets at the neighborhood and street levels, where its system allows it to screen broadly and rapidly for potential acquisitions with key attributes, such as property age, size, number of bedrooms/bathrooms, potential renovation costs and potential rental rates. The level of our acquisition activity will fluctuate because it depends on the number of suitable investments, as well as on the level of funds available for investment.

AH LLC underwrites potential property acquisitions and has implemented an efficient bid management system where homes are screened and underwritten based on our established property acquisition parameters, including date of construction, number of bedrooms and bathrooms, underwritten valuation range and renovation costs. Through this disciplined approach to acquisitions, we estimate that in June 2013 AH LLC screened approximately 50,000 homes, underwrote approximately 35% of the homes screened and placed bids on approximately 10% of the homes underwritten, AH LLC ultimately acquired 1,872 homes, or approximately 3.7%, of the homes screened.

AH LLC purchases properties through a variety of acquisition channels, including foreclosure auctions, broker sales (through MLS, REO sales and short sales) and portfolio (or bulk) sales. AH LLC has developed an efficient process for bidding on large numbers of homes at auctions consistent with local and state laws, which has contributed to our significant pace of capital deployment. In addition, AH LLC has developed an extensive network of real estate brokers that facilitates a large volume of acquisitions through the retail sales process. To date, foreclosure auctions and broker sales (primarily MLS and short sales) have presented the most attractive channels to access a significant supply of quality homes at attractive prices. Through July 31, 2013, we have acquired approximately 44% of our properties through foreclosure auctions and 56% through broker sales and other acquisition channels. AH LLC’s acquisition process remains flexible, and we expect its acquisition channel focus to shift as it strategically sources opportunities in this evolving market.

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Substantial Renovation Capabilities. AH LLC has an in-house team of approximately 176 dedicated personnel to oversee the renovation process. This team focuses on renovating our homes to meet our quality standards prior to leasing. Once a home is acquired, AH LLC promptly performs a comprehensive inspection followed immediately with a renovation capital expenditures plan. The renovation plan is designed to address any quality issues identified through the inspection and minimize future maintenance costs. We believe this process makes our properties more attractive to potential tenants and reduces lease-up time. We have found that a rapid response to renovating our homes improves our relationship with the local communities and HOAs, enhancing the “American Homes 4 Rent” brand recognition and loyalty. We estimate that AH LLC generally completes property renovations within approximately 90 days after a property is available for renovation. From January 1, 2013 to July 31, 2013, we completed renovations on 10,350 properties, 1,695 of which were completed in June and 1,828 of which were completed in July.

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Institutional quality management platform and systems. Our management platform and systems are fully integrated with AH LLC’s acquisition and renovation platform to ensure oversight and coordination of our key functions, including acquisitions, renovations, leasing, property management and accounting. We have developed an extensive property management infrastructure with modern systems and technology, dedicated personnel and local offices in certain of our target markets. Our property management personnel maintain a disciplined focus on controlling costs, driving occupancy and maximizing rental rates through all phases of our properties’ lifecycles. Within in-house markets, property managers oversee or execute all property management functions, including property rehabilitation and renovation, marketing, tenant sourcing and leasing, rent collection and processing, tenant relations, property repairs and maintenance and accounts payable, including payment processing for property taxes and HOA dues. We currently provide property management services in 28 of our markets, representing approximately 87% of our portfolio, and expect to continue to internalize property management services in additional markets where we believe we can achieve sufficient scale. In addition, we expect to continue to benefit from our established finance, accounting and administration functions, which include legal, compliance, information technology and operational personnel.

As of July 31, 2013, we had approximately 11,753 leased properties, including leases on properties for which we have completed renovations and leases existing at the date of acquisition. The following table summarizes our leasing experience as of July 31, 2013.

Our Leasing Experience

	Number of Properties(1)						Average Annual Scheduled Rent Per Property
	Not Rent Ready	Leased(2)	Available for Rent 30+ Days(3)	Available for Rent 90+ Days(4)	30+ Days Occupancy %(5)	90+ Days Occupancy %(6)
Dallas-Fort Worth, TX	490	966	995	972	97%	99%	$17,444
Indianapolis, IN	454	938	996	954	94%	98%	14,600
Greater Chicago area, IL and IN	697	428	473	449	90%	95%	19,140
Atlanta, GA	177	904	942	926	96%	98%	15,919
Houston, TX	296	482	528	495	91%	97%	17,923
Phoenix, AZ	369	691	745	731	93%	95%	13,142
Cincinnati, OH	98	511	548	533	93%	96%	16,868
Jacksonville, FL	135	539	552	542	98%	99%	15,386
Nashville, TN	161	594	615	605	97%	98%	17,848
Charlotte, NC	204	428	516	433	83%	99%	15,371
All Other(7)	2,474	3,842	4,604	4,040	83%	95%	16,679

Total / Average	5,555	10,323	11,514	10,680	90%	97%	$16,374

(1)	Includes single-family properties acquired in the Alaska Joint Venture Acquisition on June 11, 2013.
(2)	Includes leases on properties for which we have completed renovations and excludes 1,430 leases with tenants existing at the date of acquisition.
(3)	Available for Rent 30+ Days represents the number of properties that have been leased after we have completed renovations or are available for rent (i.e., “rent-ready”) for a period of greater than 30 days.
(4)	Available for Rent 90+ Days represents the number of properties that have been leased after we have completed renovations or are available for rent (i.e., “rent-ready”) for a period of greater than 90 days.
(5)	Occupancy percentage is computed by dividing the number of leased properties by the number of properties available for rent 30+ days.
(6)	Occupancy percentage is computed by dividing the number of leased properties by the number of properties available for rent 90+ days.
(7)	Represents 30 markets in 18 states.

The table below reflects our recent leasing experience in Indianapolis, Indiana, Tampa, Florida, Cincinnati, Ohio and Raleigh, North Carolina, the four markets that we have most recently fully transitioned to internal property management.

Internal Property Management Platform(1)

Case Studies – Indianapolis, IN, Tampa, FL, Cincinnati, OH and Raleigh, NC

New Leases Signed

January to June, 2013

Market	January	February	March	April	May	June
Indianapolis, IN
Rent-Ready Properties—Beginning of Month	69	107	120	134	168	184
Third-Party Managed	16	11	9	3	—	—
Internally Managed	—	71	98	148	182	213
Leases / Day	0.52	2.93	3.45	5.03	5.87	7.10

Tampa, FL
Rent-Ready Properties—Beginning of Month	49	64	118	234	212	209
Third-Party Managed	16	20	21	1	—	—
Internally Managed	—	—	16	115	129	126
Leases / Day	0.52	0.71	1.19	3.87	4.16	4.20

Cincinnati, OH
Rent-Ready Properties—Beginning of Month	60	82	76	159	173	156
Third-Party Managed	23	43	38	70	72	9
Internally Managed	—	—	—	—	28	105
Leases / Day	0.74	1.54	1.23	2.33	3.23	3.80

Raleigh, NC
Rent-Ready Properties—Beginning of Month	—	—	1	46	117	200
Third-Party Managed	—	—	1	10	56	51
Internally Managed	—	—	—	—	—	78
Leases / Day	—	—	0.03	0.33	1.81	4.30

(1)	This table depicts leasing results for four markets that in 2013 transitioned from third-party property management to internal property management by our company and may not be indicative of the historical leasing results for all of our markets and of the leasing results of our markets in the future.

We believe that our platform will allow us to achieve strong tenant retention and lease renewal rates at our properties. Based on our experience with 471 leases that matured before June 30, 2013 (including 190 in Phoenix, Arizona and 186 in Las Vegas, Nevada), 65% of the tenants renewed their leases at an average increase in rental rate of 2.4%. This performance may not be indicative of future renewals in those markets or of renewals in other markets. Further, we have limited experience in evaluating tenant retention since most of our properties were acquired in the last 12 months and our leases are generally for a one-year term.

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Substantial alignment of interests of AH LLC and management with our shareholders. Through the Management Internalization, our operating partnership acquired our former manager and former property manager from AH LLC, and we became an internally managed REIT with an integrated operating platform, other than the acquisition and renovation services that AH LLC continues to provide us, on an exclusive basis, until December 10, 2014. In connection with the Management Internalization, AH LLC also received convertible equity securities in our operating partnership that are linked to favorable financial metrics and share appreciation. As of August 31, 2013, AH LLC owns approximately 25.6% of our Class A common shares assuming that all of its Class B common shares and OP Units are converted into, or redeemed for, Class A common shares. As a result, we believe that the economic interests of AH LLC and management are substantially aligned with those of our shareholders.

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Successful track record raising capital and strong balance sheet. We have a proven ability to raise significant amounts of debt and equity capital. Since November 2012, we have raised net proceeds of approximately $2.0 billion through two private placements of our Class A common shares, our initial public offering and the concurrent private placements to AH LLC and APFC. In addition, in March 2013, we entered into a $500 million credit facility with Wells Fargo. On September 30, 2013, we amended our credit facility to add J.P. Morgan Chase Bank as a lender, expand our borrowing capacity under the credit facility to $800 million and extend the repayment period to September 30, 2018, among other things. At August 31, 2013, we had $94 million of borrowings outstanding under our credit facility and cash and cash equivalents on hand of approximately $128 million. At June 30, 2013, we had approximately $3.5 billion in assets. As of the date of this prospectus, we are currently in discussions with lending institutions and rating agencies regarding potential financing and securitization transactions. The discussions are preliminary in nature, and we cannot assure you that we will enter into any of these potential transactions.

Our Business and Growth Strategies

Our primary objective is to generate attractive risk-adjusted returns for our shareholders through dividends and capital appreciation. We believe we can achieve this objective by pursuing the following strategies:

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Secure early-mover advantage and position as a dominant owner/operator of single-family rental properties. Historically, the single-family home rental market has been extremely fragmented, comprised primarily of private and individual property investors in local markets. Until recently, there have been no large-scale, national market owners/operators due primarily to the challenge of efficiently scaling the acquisition and management of many individual homes. With an unprecedented opportunity to acquire a large number of homes at attractive prices, we intend to continue to leverage our expertise and experience in rapidly building an institutional-quality, professionally managed business. We believe that being one of the first in our industry to do so on a large scale will provide us the “early-mover” advantage to continue aggregating a large, geographically diversified portfolio of high quality properties at prices that provide attractive potential yields and capital appreciation.

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Employ a robust and disciplined property acquisition process. We have exclusive access to AH LLC’s established acquisition and renovation platform to acquire high quality single-family homes. AH LLC has approximately 185 full-time personnel dedicated to identifying, evaluating, inspecting and acquiring homes. To date, AH LLC has primarily acquired properties at foreclosure auctions and through broker sales (primarily MLS and short sales). AH LLC may also source property acquisition opportunities through portfolio (or bulk) sales from government agencies, financial institutions and competitors. In addition, we may explore non-performing loan portfolios as possible investments. We pay AH LLC a fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that we acquire, and AH LLC pays all expenses related to acquisition and renovation personnel, including all internal and third-party costs related to the investigation of properties not acquired by us.

The following table summarizes AH LLC’s acquisitions by month through July 31, 2013.

Monthly Purchase Summary(1)

(1)	Includes properties that have been sold by AH LLC to third parties.

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Assemble a geographically diversified portfolio. We will monitor and manage the diversification of our portfolio in order to reduce the risks associated with adverse developments affecting a particular market. We currently are focusing on acquiring single-family homes in selected sub-markets of MSAs within 22 states, with an emphasis on achieving critical mass within each target market. We continually evaluate potential new markets where we may invest and establish operations as opportunities emerge. We select our markets based on steady population growth, strong rental demand and a high level of distressed sales of homes that can be acquired below replacement cost, providing for attractive potential yields and capital appreciation. In addition, if we are unable to gain desired critical mass within a market to operate efficiently, we may pursue ways to exit those markets in a manner designed to maximize shareholder value.

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Efficiently manage and operate properties. Building on the experience of our executive team at Public Storage and our significant in-house property management capabilities, we strive to create a leading, comprehensive single-family home property management business. As was the case with the self-storage industry, we believe the key to efficiently managing a large number of relatively low-cost properties is to strike the appropriate balance between centralization and decentralization. We utilize local, in-house property management for our properties in all markets where we believe it is economical to do so. We believe that in-house property management enables us to optimize rental revenues, effectively manage expenses, realize significant economies of scale and maintain direct contact with our tenants. Our property management platform has local leasing agents and property managers in each of our markets. In addition, corporate-level functions are centralized, including management, accounting, legal, marketing and a call center to handle overflow leasing calls and maintenance calls. These centralized services allow us to provide all markets with the benefits of these functions without the burden of staffing each function in every market. In addition, by having a national property management operation, we have the ability to negotiate favorable terms on services and products with many of our more than 3,000 contractors and vendors, including national contractors and vendors. We currently provide property management services in 28 of our markets, representing approximately 87% of our portfolio. We utilize third-party property management firms to provide property management and leasing services in the markets that we do not currently manage internally.

We continually evaluate markets to determine when to internalize property management based on various factors, including the number of properties owned in a target market, pace of acquisitions and cost of third-party management. We expect the internally managed percentage of our portfolio to increase over the near term.

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Establish a nationally recognized brand. We are striving to establish “American Homes 4 Rent” as a nationally recognized brand because we believe that establishing a brand well-known for quality, value and tenant satisfaction will help attract and retain tenants and qualified personnel, as well as support higher rental rates. Based on our executive team’s experience at Public Storage, we believe that creating brand awareness will facilitate the growth and success of our company. We have established a toll-free number and a website to provide a direct portal to reach potential tenants and to drive our brand presence. We believe our brand is gaining recognition within a number of our markets.

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Optimize capital structure. We may use leverage to increase potential returns to our shareholders, but we will seek to maintain a conservative and flexible balance sheet. As our company grows, we may seek to access additional financing markets, including asset securitizations. Based in part on our executive team’s experience at Public Storage, we believe that preferred shares provide an attractive source of permanent capital. We also may participate in investment vehicles with third-party investors as an alternative source of equity to grow our business. Our executive officers have substantial experience organizing and managing investment vehicles with third-party investors, including during their time at Public Storage.

Our Business Activities

Property Acquisition, Renovation, Leasing and Property Management

Integrated Team and Process

(1)	Process Time is the average of all homes that AH LLC has acquired, converted, renovated and leased since its inception.

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Property Acquisition. We have exclusive access to AH LLC’s disciplined acquisition platform that is capable of deploying large amounts of capital across all acquisition channels and in multiple markets simultaneously. AH LLC’s acquisition team, led by Mr. Corrigan, our Chief Operating Officer, has approximately 185 personnel to identify potential acquisitions and deploy capital. We are focused on acquiring homes with a number of key property characteristics, including: (i) construction after 1990; (ii) three or more bedrooms; (iii) two or more bathrooms; (iv) a range of $70,000 estimated minimum valuation to $400,000 maximum bid price; and (v) estimated renovation costs not in excess of 25% of estimated value. We expect that certain homes we purchase will be outside these parameters, and we may revise these parameters from time to time. The acquisition process begins with an analysis of housing markets, where target markets are selected based on steady population growth, strong rental demand and a high level of distressed sales of newer homes that can be acquired below replacement cost, providing for attractive potential yields and potential capital appreciation. Our target markets currently include selected sub-markets of MSAs in 22 states. Within AH LLC’s target markets, AH LLC’s system allows it to screen broadly and rapidly for potential acquisitions and is designed to identify highly targeted sub-markets at the neighborhood and street levels.

AH LLC purchases properties through a variety of acquisition channels, including foreclosure auctions, broker sales and portfolio (bulk) sales. To date, foreclosure auctions and broker sales (primarily MLS and short sales) have presented the most attractive channels to access a significant supply of quality homes at attractive prices. AH LLC has developed an efficient process for bidding on large number of homes at auctions consistent with local and state laws, which has contributed to our significant pace of capital deployment. Properties become available at auction when a person with a lien on the property forecloses on the lien. The property is then sold at auction, either by a court or trustee, in order to satisfy the debt owed to the lien holder. Auction processes vary significantly between jurisdictions driven by differences in state and local laws. While properties acquired at foreclosure auctions have a limited time frame for due diligence, AH LLC has developed a process that rigorously focuses on the material issues that we believe will affect potential yields before determining a maximum bid amount. Significant issues considered in underwriting homes going through the trustee sale process include an evaluation of our acquisition parameters, as well as the property’s location. This evaluation includes a drive-by inspection of the property. Potential eviction and renovation costs are estimated, as well as expected rents and expenses. The property is also researched for the existence of any senior liens. AH LLC’s local teams have experience in evaluating homes in foreclosure, conducting due diligence and bidding at auctions, which we believe positions AH LLC to bid effectively against other competitors. In addition, AH LLC underwrites acquisition candidates and has implemented an efficient bid management system and closing and transfer processes that we believe results in acquisitions at an attractive estimated total investment.

AH LLC has and will continue to source property acquisition opportunities through broker sales (including traditional MLS, REO sales and short sales) and portfolio (or bulk) sales from government agencies, financial institutions and competitors. In particular, AH LLC has developed an extensive network of real estate brokers that facilitate a large volume of acquisitions through broker sales. AH LLC has a team dedicated to identifying opportunities for homes sold in bulk by institutions or competitors. Acquisitions through these channels generally allow more time for underwriting to determine the expected rents, expenses and renovation costs, obtain title insurance and review local covenant conditions and restrictions.

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Property Renovation. AH LLC has a team of approximately 176 dedicated personnel to oversee the renovation process. This team focuses on maximizing the benefit of our investment in property renovation. Once a home is acquired, if it is not occupied, AH LLC promptly begins the renovation process, during which each property is thoroughly evaluated. Any resulting work is presented for bid to approved contractors in each of our markets. AH LLC has negotiated substantial quantity discounts in each of our markets for products that we regularly use during the renovation process, such as paint, window blinds, carpet and flooring. By establishing and enforcing best practices and quality consistency, we believe that AH LLC is able to reduce the costs of both materials and labor. We have found that a rapid response to renovating our homes improves our relationship with the local communities and HOAs, enhancing the “American Homes 4 Rent” brand recognition and loyalty. For homes that are occupied, property renovation is generally delayed. We estimate that AH LLC generally (1) completes property renovations within approximately 90 days after a property is available for renovation and (2) leases a property approximately 30 days after it is placed on the market, based on properties leased to date.

If a home that is acquired remains occupied, AH LLC typically postpones the renovation process. However, an assessment is usually immediately made of potential renovation work that must be addressed once the property can be accessed.

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Existing Occupant Transition. Upon acquisition, AH LLC must often interact with and replace existing occupants of the homes acquired, whether they are prior homeowners or existing tenants. AH LLC’s primary objective in this process is to quickly transition these occupants to tenants of ours, and, if that is not possible, to arrange for them to voluntarily vacate the home promptly. Occasionally, AH LLC may offer a modest incentive to existing occupants to vacate. Such a cost is viewed as appropriate in relation to value gained from accelerating AH LLC’s access to the home to begin renovation. As a last resort, the existing occupants will be evicted. AH LLC has attorneys on staff familiar with the laws of the locales of our properties to handle this process.

Existing occupants who are tenants sometimes have a bona fide lease under state and federal regulations that must be honored. In these instances, AH LLC will honor such leases, while continuing to work with the tenants to transition them to a lease under our form and rental structure at the conclusion of the existing lease. Renovations are typically not conducted in this instance.

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Property Management. We have developed an extensive in-house property management infrastructure, with modern systems, dedicated personnel and local offices in certain of our target markets. In these markets, property managers who are our employees will execute all property management functions. In the markets we do not have in-house property management, we will engage experienced local third-party property managers to provide these services. We continually evaluate our existing markets to determine when it is appropriate to establish in-house property management. This decision is based on many factors, including the number of properties in the market, the pace of property acquisitions and the cost of third-party property management. We are providing, or are in the process of establishing capabilities to provide, property management services in 28 of our target markets. We have approximately 300 dedicated personnel in property management and leasing functions.

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Marketing and Leasing. We are responsible for establishing rental rates, marketing and leasing properties (including screening prospective tenants) and collecting and processing rent. We establish rental rates based on analysis by the local property management teams in each market. Factors considered in establishing the rental rates include a competitive analysis of rents, the size and age of the house, and many qualitative factors, such as neighborhood characteristics and access to quality schools, transportation and services.

We advertise the available properties through multiple channels, including our website, Craigslist, MLS, yard signs and local brokers. In some markets, we utilize a network of local real estate agents to show homes to prospective tenants. We believe that utilizing local agents will make the process more efficient and creates an additional marketing channel for properties under management.

Prospective tenants may submit an application through the website, Craigslist posting or in person. We evaluate prospective tenants in a standardized manner. Our application and evaluation process includes obtaining appropriate identification, a thorough evaluation of credit and income, a review of the applicant’s rental history, and a background check for criminal activity. We are generally able to complete our application and evaluation process the same day the prospective tenant submits a rental application.

We collect the majority of rent electronically via Automated Clearing House transfer or direct debit to the tenant’s checking account via a secure “Tenant Portal” on our website. An auto-pay feature is offered to facilitate rent payment. Tenants’ charges and payment history are available to tenants online through the Tenant Portal. Tenants who do not pay rent by the late payment date (typically the third or fifth calendar day of the month) will receive notification and are assessed a late fee. Eviction is a last resort, and the eviction process is managed in compliance with local and state regulations. The eviction process will be documented through a property management system with all correspondence and documentation stored electronically.

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Tenant Relations and Property Maintenance. We are also responsible for property repairs and maintenance and tenant relations. We offer a 24/7 emergency line to handle after hours issues, and our tenants can contact us through our local property management office and through the convenient and secure Tenant Portal on our website. As part of our ongoing property management, we conduct routine repairs and maintenance as appropriate to maximize long-term rental income and cash flows from our portfolio. In addition, our local property managers are involved in periodic visits to our properties to help foster positive, long-term relationships with our tenants, to monitor the condition and use of our homes and to ensure compliance with HOA rules and regulations.

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Systems and Technology. As with Public Storage, effective systems and technology are essential components of our process. We have made significant investments in our lease management system, accounting systems and our asset management systems. They have been designed to be scalable, as we anticipate our portfolio of homes to continue to grow rapidly. Our website is fully integrated into the tenant accounting and leasing system. From the website, prospective tenants can browse homes available for rent, request additional information and apply to rent a specific home. Through the Tenant Portal existing tenants can set up automatic payments and initiate maintenance requests. The system is designed to handle the accounting requirements of residential property accounting, including accounting for security deposits and paying property-level expenses. The system also interfaces with the credit agency, Experian, expediting evaluations of prospective tenant rental applications. We obtained ownership to these systems in connection with the Management Internalization.

We have worked with a search engine optimization firm to ensure we place high in search engine lists and will continue to monitor our placement on search engines. In addition, sponsored key words are generally purchased in selected markets as needed. We are developing a second generation website that will provide users with better identification of available properties through maps, and the ability to attach documents (e.g., paycheck stubs) to rental applications and will also be accessible from mobile devices.

Recent Developments

Initial Public Offering and Concurrent Private Placements with AH LLC and APFC

In August 2013, we issued 50,735,294 Class A common shares at a price of $16.00 per share in our initial public offering (including the exercise in full of the underwriters’ option to purchase additional shares), for gross proceeds of approximately $811.8 million before underwriting discounts and offering costs.

Concurrently with the completion of our initial public offering, AH LLC purchased 3,125,000 of our Class A common shares and APFC purchased 1,562,500 of our Class A common shares in private placements at the initial public offering price of $16.00 per share for total gross proceeds of $75 million and without payment by us of any underwriting discount or placement fee. The concurrent private placements closed on the same day as our initial public offering.

Credit Facility Amendment

On September 30, 2013, we amended our credit facility with Wells Fargo to add J.P. Morgan Chase Bank as a lender, expand our borrowing capacity under the credit facility to $800 million and to extend the repayment period to September 30, 2018. Our credit facility bears interest at 30-day LIBOR plus 2.75% until March 2017, and thereafter, at

30-day LIBOR plus 3.125%. As of the date of this prospectus, we are currently in discussions with lending institutions and rating agencies regarding potential financing and securitization transactions. The discussions are preliminary in nature, and we cannot assure you that we will enter into any of these potential transactions.

Joint Venture to Acquire Mortgage Assets

In September 2013, we announced the formation of AMIP, a joint venture between us and JCRI, an investment entity formed and capitalized by a group of mortgage servicing and real estate finance professionals. AMIP was formed to manage multiple investment funds focused on the acquisition and resolution of distressed residential mortgage assets in the United States. AMIP currently holds no residential mortgages and is expected to focus initially on evaluating possible acquisitions. There can be no assurance that AMIP will be able to acquire any such assets or that any such investments will be profitable.

Risk Management

We face various forms of risk in our business ranging from broad economic, housing market and interest rate risks, to more specific factors, such as credit risk related to our tenants, re-leasing of properties and competition for properties. We believe that the systems and processes developed by our experienced executive team since commencing our operations in November 2012 will allow us to monitor, manage and ultimately navigate these risks.

Insurance

We maintain property and corporate level insurance coverage related to our business, including crime and fidelity, property management errors and omissions, trustees and officers errors and omissions, employment practice liability and workers’ compensation. We believe the policy specifications and insured limits under our insurance program are appropriate and adequate for our business and properties given the relative risk of loss, the cost of the coverage and industry practice. However, our insurance coverage is subject to substantial deductibles and carveouts, and we will be self-insured up to the amount of such deductibles and carveouts. See “Risk Factors—Risks Related to Our Business—We are self-insured against many potential losses, and uninsured or underinsured losses relating to properties may adversely affect our financial condition, operating results, cash flows and ability to make distributions on our Series A Participating Preferred Shares.”

Competition

We face competition from different sources in each of our two primary activities: acquiring properties and renting our properties. We believe our primary competitors in acquiring our target properties through individual acquisitions are individual investors, small private investment partnerships looking for one-off acquisitions of investment properties that can either be rented or restored and sold, and larger investors, including private equity funds and other REITs, that are seeking to capitalize on the same market opportunity that we have identified. Our primary competitors in acquiring portfolios are private equity investors, other REITs and sizeable institutional investors. These same competitors may also compete with us for tenants. Competition may increase the prices for properties that we would like to purchase, reduce the amount of rent we may charge at our properties, reduce the occupancy of our portfolio and adversely impact our ability to achieve attractive yields. However, we believe that our acquisition platform, our extensive in-house property management infrastructure and market knowledge in markets that meet our selection criteria provide us with competitive advantages.

Regulation

General

Our properties are subject to various covenants, laws and ordinances, and certain of our properties are also subject to the rules of the various HOAs where such properties are located. We believe that we are in material compliance with such covenants, laws, ordinances and rules, and we also require that our tenants agree to comply with such covenants, laws, ordinances and rules in their leases with us.

Fair Housing Act

The Fair Housing Act, or FHA, its state law counterparts and the regulations promulgated by HUD and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under the age of 18), handicap or, in some states, financial capability. We believe that our properties are in substantial compliance with the FHA and other regulations.

Environmental Matters

As a current or prior owner of real estate, we are subject to various federal, state and local environmental laws, regulations and ordinances, and we could be liable to third parties as a result of environmental contamination or noncompliance at our properties, even if we no longer own such properties. See “Risk Factors—Risks Related Our Business—Contingent or unknown liabilities could adversely affect our financial condition, cash flows and operating results.”

REIT Qualification

We have elected to be taxed as a REIT, commencing with our first taxable year ended December 31, 2012. Our qualification as a REIT, and maintenance of such qualification, will depend upon our ability to meet, on a continuing basis, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distributions to our shareholders and the concentration of ownership of our equity shares. We believe that, commencing with our initial taxable year ended December 31, 2012, we are organized in conformity with the requirements for qualification and taxation as a REIT.

As a REIT, we generally will not be subject to U.S. federal income tax on our REIT taxable income that we currently distribute to our shareholders, but taxable income generated by any taxable REIT subsidiary that we may form or acquire will be subject to federal, state and local income tax. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute annually at least 90% of their REIT taxable income to their shareholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income would be subject to U.S. federal income tax, and we would likely be precluded from qualifying for treatment as a REIT until the fifth calendar year following the year in which we fail to qualify. Even if we qualify as a REIT, we may still be subject to certain U.S. federal, state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income.

Investment Company Act of 1940

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

Employees

We have approximately 270 dedicated personnel. We do not expect any of our personnel to be covered by a collective bargaining agreement. See “Certain Relationships and Related Party Transactions—Management Internalization—Employee Administration Agreement.”

MANAGEMENT

Our Trustees and Executive Officers

Our board of trustees consists of eight members. Of these eight trustees, five, constituting a majority, are considered “independent” within the meaning of the listing standards of the NYSE.

The following table sets forth certain information concerning our trustees and executive officers.

Name	Age	Position
B. Wayne Hughes	80	Non-Executive Chairman
David P. Singelyn	52	Chief Executive Officer and Trustee
John Corrigan	52	Chief Operating Officer and Trustee
Peter J. Nelson	56	Chief Financial Officer
David Goldberg	64	Executive Vice President
Sara H. Vogt-Lowell	38	Senior Vice President and Chief Legal Officer
Vincent R. Chan	42	Senior Vice President—Accounting
Dann V. Angeloff(1)	77	Independent Trustee
Matthew J. Hart(2)(3)	61	Independent Trustee
James H. Kropp(1)(2)	64	Independent Trustee
Lynn Swann(1)(3)	61	Independent Trustee
Kenneth Woolley(2)(3)	67	Independent Trustee

(1)	Member of Nominating and Corporate Governance Committee.
(2)	Member of Audit Committee.
(3)	Member of Compensation Committee.

Trustees

B. Wayne Hughes—Non-Executive Chairman. Mr. Hughes has served as our Non-Executive Chairman since October 2012. In June 2011, Mr. Hughes co-founded AH LLC, a private company formed to capitalize on the dislocation in the single-family home market and an affiliate of our company. In 1972, Mr. Hughes founded Public Storage (NYSE: PSA), one of the nation’s largest REITs, where he served as a Trustee from 1980 to 2012 and retired as Chief Executive Officer in November 2002. In 2006, Mr. Hughes founded ACE, a real estate management company with 62 retail and office properties across California and Hawaii. Mr. Hughes earned a B.A. in Business from the University of Southern California and is qualified to serve as a Trustee due to his more than 40 years of real estate, financial and operational expertise, including the organization of Public Storage in 1972 and its management until 2002.

David P. Singelyn—Chief Executive Officer and Trustee. Mr. Singelyn has served as a Trustee and our Chief Executive Officer since October 2012. Mr. Singelyn co-founded AH LLC with Mr. Hughes in June 2011 and served as the Chief Executive Officer of our former manager until the Management Internalization. From 2003 through April 2013, Mr. Singelyn was Chairman and President of Public Storage Canada, a real estate company previously listed on the Toronto Stock Exchange, where he built a management team that restructured the operations of the company, including building an operations team and installing accounting and operating computer systems. In 2010, Mr. Singelyn facilitated the restructuring of the ownership entity that was traded on the Toronto stock exchange resulting in the company “going private.” In 2005, Mr. Singelyn, along with Mr. Hughes, founded ACE, and he now serves as a co-manager of ACE. Mr. Singelyn is also a director of the William Lawrence and Blanche Hughes Foundation, a non-profit organization dedicated to research of pediatric cancer. Mr. Singelyn served as the Treasurer for Public Storage, from 1989 through 2003, where he was responsible for equity capital raising, debt issuances, corporate cash management and financial management for Public Storage and its subsidiary operations. During his tenure, and with his direct involvement, Public Storage raised funds through the public and institutional marketplaces, including from a number of state pensions.

Mr. Singelyn started his career at Arthur Young and Company (now a part of Ernst & Young LLP) and also served as Controller of Winchell’s Donut Houses where he was responsible for all accounting functions. Mr. Singelyn earned a B.S. in Accounting and a B.S. in Computer Information Systems from California Polytechnic University—Pomona and is qualified to serve as a Trustee due to his extensive real estate, financial and operational experience with private and public companies.

John “Jack” Corrigan—Chief Operating Officer and Trustee. Mr. Corrigan has served as a Trustee and our Chief Operating Officer since October 2012. Since November 2011, Mr. Corrigan has been the Chief Operating Officer of our former manager. From 2006 to 2011, Mr. Corrigan was the Chief Executive Officer of A & H Property and Investments, a full service leasing and property management company in Los Angeles County with a portfolio of residential, retail, industrial and office properties where he was responsible for acquisitions, dispositions, development, financing and management operations. Mr. Corrigan served as Chief Financial Officer of PS Business Parks Inc. (NYSE: PSB), a publicly-traded REIT specializing in office and industrial properties throughout the United States, from 1998 to 2004. Prior to his tenure at PS Business Parks, Mr. Corrigan was a partner in the accounting firm of LaRue, Corrigan & McCormick where he was responsible for the audit and consulting practice of that firm. Mr. Corrigan started his career at Arthur Young and Company (now a part of Ernst & Young LLP) and also served as Vice President and Controller of Storage Equities, Inc. (a predecessor entity to Public Storage). Mr. Corrigan earned a B.S. in Accounting from Loyola Marymount University. He is a Certified Public Accountant licensed in the state of California and a California-licensed real estate broker. Mr. Corrigan is qualified to serve as a Trustee due to his extensive real estate, financial and operational experience with public and private companies.

Dann V. Angeloff—Trustee. Mr. Angeloff has served as a Trustee since November 2012. Mr. Angeloff founded The Angeloff Company, a corporate financial advisory firm advising top management of small and mid-sized companies in the areas of capital sourcing, merger-acquisition and other financial services and has served as its President since 1976. He is and has been active in the capital markets as an investment banker and corporate financial advisor for over 50 years and has been responsible for over 80 financial transactions with a major emphasis in initial public offerings. He currently serves on the board of Electronic Recyclers International, Inc. Within the last five years, Mr. Angeloff has served on the following boards: Bjurman, Barry Fund, Inc., Nicholas-Applegate Growth Equity Fund, Public Storage and SoftBrands, Inc. Mr. Angeloff received a B.S. in Finance and an M.B.A. in Finance from the University of Southern California. Mr. Angeloff is qualified to serve as a Trustee due to his investment banking background and knowledge of capital markets and his public company board experience. In addition, he is one of the founders of the National Association of Corporate Directors, or NACD, and former Chairman and President and currently chairman emeritus of the Southern California NACD Chapter and brings his extensive knowledge of corporate governance practices to our board of trustees and to our Nominating and Corporate Governance Committee, which he chairs.

Matthew J. Hart—Trustee. Mr. Hart has served as a Trustee since November 2012. Mr. Hart served as President and Chief Operating Officer of Hilton Hotels Corporation, or Hilton, a global hospitality company, from May 2004 until the buyout of Hilton by the Blackstone Group in October 2007. He also served as Executive Vice President and Chief Financial Officer of Hilton from 1996 to 2004. Prior to joining Hilton, Mr. Hart served as the Senior Vice President and Treasurer of the Walt Disney Company (NYSE: DIS), Executive Vice President and Chief Financial Officer for Host Marriott Corp., Senior Vice President and Treasurer for Marriott Corporation and Vice President, Corporate Lending, for Bankers Trust Company. Mr. Hart currently serves on the board of directors of US Airways Group, Inc. (NYSE: LCC), Air Lease Corporation (NYSE: AL) and Great American Group, Inc. Mr. Hart received a B.A. in Economics and Sociology from Vanderbilt University and an M.B.A. in Finance and Marketing from Columbia University. Mr. Hart is qualified to serve as a Trustee due to his financial expertise, risk management experience, extensive experience as a senior operating and finance executive in developing strategies for large public companies, his mergers and acquisitions experience, and his service as a public company director.

James H. Kropp—Trustee. Mr. Kropp has served as a Trustee since November 2012. Since 2009, Mr. Kropp has been the Chief Investment Officer of SLKW Investments LLC, a family investment office and the successor to i3 Funds LLC. Since 2011, he has been a Manager of Microproperties LLC, an investor and asset manager of net leased restaurant properties. From 2009 until its sale in February 2012, he served as Interim CFO of TaxEase LLC, a tax lien finance company. Mr. Kropp was Senior VP of Investments for Gazit Group USA, Inc., a real estate investor, from 2006 to December 2008. Since 1998, Mr. Kropp has served as a director of PS Business Parks Inc., and is the Chair of its Compensation Committee and a member of its Nominating/Corporate Governance Committee. Since its founding in 2011, he has been a director of Corporate Capital Trust, a registered investment company, and Chair of its Audit Committee and a member of its Nominating/Corporate Governance Committee. He was a director of Trustreet Properties Inc. and its predecessor, US Restaurant Properties Inc., from 2002 through February 2007 and served as Chairman of its Audit Committee and Compensation Committee and was a member of the Nominating and Corporate Governance Committees during his tenure. From May 2007 until its sale in February 2010, Mr. Kropp was a Trustee as well as Chairman of the Audit Committee and a member of the Governance and Independent Trustee Committees of The CNL Funds, a registered investment company. Mr. Kropp earned a B.B.A. in Finance from St. Francis College. He completed the CPA preparation program at New York University and was licensed as a CPA while at Arthur Young and Company (now a part of Ernst & Young LLP). Mr. Kropp is qualified to serve as a Trustee due to his knowledge of investment banking and capital markets, specializing in real estate securities, his extensive experience with real estate businesses, including other REITs, and his experience as a member of several public company boards.

Lynn Swann—Trustee. Mr. Swann has served as a Trustee since November 2012. Mr. Swan has been the President of Swann, Inc., a marketing and consulting company, since 1976 and the Managing Director of the LS Group which is a third party capital fundraising firm, since 2011. Since 1979 Mr. Swann has been the National Spokesman for Big Brothers Big Sisters of America, served on their National Board from the mid-1980’s to 2011 and was Chairman of the Board from 1993 to 1995. Mr. Swann also played 18 seasons in the National Football League (NFL) for the Pittsburgh Steelers, was selected to three Pro Bowls, won four Super Bowls, and was inducted into the Pro Football Hall of Fame in 2001. After his NFL career, Mr. Swann engaged in television sports broadcasting for ABC Sports. Mr. Swann is a board member of H.J. Heinz Co. (NYSE: HNZ), Caesar’s Entertainment Corp. (NASDAQ:CZR) and Hershey Entertainment and Resorts. Mr. Swann earned a B.A. in Public Relations from the University of Southern California and is qualified to serve as a Trustee due to his media and public relations experience, consumer awareness skills, diverse business and political background and management-level decision-making experience.

Kenneth M. Woolley—Trustee. Mr. Woolley has served as a Trustee since November 2012. He is the founder of Extra Space Storage, Inc. (NYSE: EXR), or Extra Space, a self-storage REIT, and he currently serves as its Executive Chairman. He served as Chairman and Chief Executive Officer from its inception in 2004 through March 2009 and was formerly Chief Executive Officer of Extra Space’s predecessor. From 1994 to 2002, he was an active participant on Storage USA’s Advisory Board. From 1983 to 1989 he acted as a preferred developer for Public Storage, Inc. Mr. Woolley has also developed over 9,000 apartment units in 32 projects and acquired over 15,000 apartment units in the past 25 years and is the founder of several companies in the retail, electronics, food manufacturing, airline and natural resources industries. Mr. Woolley received a B.A. in Physics from Brigham Young University and an M.B.A. and Ph.D. in Business Administration from Stanford University, Graduate School of Business. Mr. Woolley is qualified to serve as a Trustee due to his extensive experience with public companies, including his executive experience with Extra Space, and experience with multi-family properties.

Executive Officers

Set forth below is biographical information for each of our executive officers, other than Mr. Singelyn and Mr. Corrigan who also serve on our board of trustees and whose biographical information is set forth above

Peter J. Nelson—Chief Financial Officer. Mr. Nelson has served as our Chief Financial Officer since October 2012. Mr. Nelson held the same position with our former manager from September 2012 until the Management Internalization. From 2004 to 2012, Mr. Nelson was the managing partner of Morecambe Partners,

LLC, an advisory and consultancy firm focused on early stage companies, workout situations and real estate businesses and transactions. During his tenure at Morecambe Partners, Mr. Nelson structured and invested in several commercial real estate transactions, including the acquisition, re-repositioning and disposition of industrial properties. From 1997 until 2004, Mr. Nelson served in several executive positions with Alexandria Real Estate Equities, Inc. (NYSE: ARE), or ARE, including Chief Financial Officer, Senior Vice President—Operations and Treasurer. ARE is a REIT with a portfolio primarily consisting of office properties that provide research laboratories for scientific organizations. Mr. Nelson was responsible for debt and equity capital raising activities for ARE. Mr. Nelson was involved in ARE’s property acquisition and growth strategies throughout United States, and his responsibilities included overseeing ARE’s risk management activities and all accounting and financial reporting functions, including the supervision of audits. From 1995 until 1997, Mr. Nelson served as Chief Financial Officer of Lennar Partners, Inc., now known as LNR Property Corporation, formerly a subsidiary of Lennar Corporation (NYSE: LEN), where he oversaw all financial and operational aspects of the company’s investment in and operation of commercial properties. Mr. Nelson graduated from California State University, Northridge with a B.S. in Accounting. He is an inactive Certified Public Accountant in the state of California.

David Goldberg—Executive Vice President. Mr. Goldberg has served as our Executive Vice President since October 2012. Mr. Goldberg held the same position with our former manager from 2011 until the Management Internalization. Since 2006, Mr. Goldberg has been a co-manager of ACE, and since 2006 he has served as a legal consultant and senior counsel for Public Storage. From 1991 until 2005, Mr. Goldberg held various legal positions with Public Storage, including Senior Vice President and General Counsel. In such capacity, Mr. Goldberg was responsible for all Public Storage securities, real estate and property management activities and was involved in capital raising, real estate acquisition, corporate reorganization and property management transactions. From 1974 until 1991, Mr. Goldberg was an associate and a partner in the law firm of Agnew, Miller & Carlson and a partner with the law firm of Sachs & Phelps and with the law firm of Hufstedler, Miller, Carlson & Beardsley. Mr. Goldberg earned an A.B. in History and Social Studies from Boston University and a Juris Doctor from the University of California, Berkeley (Boalt School of Law) and is a member of the California State Bar.

Sara H. Vogt-Lowell—Senior Vice President and Chief Legal Officer. Ms. Vogt-Lowell has served as our Senior Vice President and Chief Legal Officer since October 2012. As Senior Vice President and Chief Legal Officer she coordinates legal matters and real estate transactions, guides the defense of our company against prospective and pending claims and lawsuits and monitors applicable legal, regulatory and compliance developments. From 2011 until the Management Internalization, Ms. Vogt-Lowell held the same positions with our former manager. From March 2006 through April 2013, she has served as General Counsel for Malibu Management, Public Storage Canada and ACE where her responsibilities included managing, directing and providing guidance over all legal affairs, preparing, negotiating and reviewing real estate acquisition contracts, leases, financing instruments and other legal instruments, overseeing all real estate transactions, corporate governance matters and litigation, monitoring legal, regulatory and compliance developments, and anticipating, assessing and mitigating legal risks for each company. Ms. Vogt-Lowell began her legal career at the law firm of Latham & Watkins LLP in 2002 as a member of the finance department where she specialized in real estate transactions. There, she represented a variety of clients, including lenders, residential and commercial developers, landlords, tenants, buyers, sellers and owners of commercial, industrial, residential and other real estate projects, with specific experience in multi-site, multi-state property portfolios. Ms. Vogt-Lowell earned a B.A. in Political Science from the University of California, Los Angeles and a Juris Doctor from the University of California, Berkeley (Boalt School of Law). Ms. Vogt-Lowell is a member of the California State Bar and is an active member of the Business Law and Real Property Law sections.

Vincent R. Chan—Senior Vice President—Accounting. Mr. Chan has served as our Senior Vice President—Accounting since August 2013. From October 2012 until August 2013, he served as Senior Vice President and Chief Accounting Officer. From 2011 until the Management Internalization, Mr. Chan held the same positions with our former manager. Mr. Chan also serves as the President of KS InsuRe Corporation and

AH InsuRe Corporation, captive insurance companies affiliated with our former manager, where he is responsible for forming these entities to manage the various risk components of our company, our former manager and its affiliated entities. Mr. Chan served as the Chief Financial Officer of ACE and Public Storage Canada from 2004 until April 2013. At ACE and Public Storage Canada, Mr. Chan had responsibility for accounting, finance, treasury, insurance, investor relations and management information systems. From 1998 to 2002, Mr. Chan served as the corporate Controller of PS Business Parks Inc., where he oversaw accounting and reporting matters with the SEC. Prior to his employment with PS Business Parks Inc., Mr. Chan was a senior auditor of Ernst & Young LLP, where he earned his California Certified Public Accountant license. Mr. Chan earned a B.S. in Business Administration from California State University of Northridge with an emphasis in accounting.

Other Key Employees

Set forth below is biographical information for each of our other key employees.

Raymond Huning—Senior Vice President and Director of Tax. Mr. Huning has served as our Senior Vice President and Director of Tax since the completion of the Management Internalization. From 2011 until the Management Internalization, Mr. Huning held the same position with our former manager. From 2004 until April 2013, Mr. Huning served as Director of Taxes for ACE and Public Storage Canada. In these positions he was responsible for providing oversight, guidance, and direction regarding all aspects of the income, business, sales, and property tax requirements. Mr. Huning worked at Kenneth Leventhal & Company from 1987 until its merger with Ernst & Young LLP in 1995. From 1995 to 2003, Mr. Huning worked at Ernst & Young as a Senior Tax Manager. He specialized in US and foreign real estate income taxes and was responsible for income tax filings for a variety of clients, including investment funds with multi-state and foreign real estate holdings, residential and commercial developers, and owners of commercial, industrial, residential and other real estate projects. Mr. Huning earned a B.A. degree in Economics from University of California, Los Angeles. He is an inactive Certified Public Accountant in the state of California.

Bryan Smith—Senior Vice President and Director of Property Management. Mr. Smith has served as Senior Vice President and Director of Property Management since the completion of the Management Internalization, and is responsible for establishing property management operations nationwide, with an initial focus of hiring and training property management teams and establishing leasing offices across the country. From 2011 to 2012, Mr. Smith was the Senior Vice President of Acquisitions for our former manager and he was the Senior Vice President and Director of Property Management for our former manager from 2012 until the Management Internalization. From 2009 to 2011, Mr. Smith was a Partner at Tax Review Group , a property tax consulting firm that focuses on reducing the tax liabilities of large residential, commercial, hospitality and land properties located in the western United States, where his responsibilities included business development and operational management of the firm’s property tax appeal practice. Prior to joining the Tax Review Group, he was a Partner and Chief Financial Officer at the Watermark Group, a California-based residential and commercial real estate development firm, from 2006 to 2009. His responsibilities included strategic planning, fundraising, and financial reporting and management. Mr. Smith earned a B.A. in Business Economics from the University of California, Los Angeles and an M.B.A. from the UCLA Anderson School of Management. He is a licensed real estate broker and a Certified Public Accountant in the state of California.

Board of Trustees

The number of members on our board of trustees will be determined from time-to-time by resolution of the existing members of the board. Our board of trustees currently consists of eight persons. Our trustees are nominated each year by the Nominating and Corporate Governance Committee of our Board of Trustees.

We are subject to the rules of the NYSE. Generally, these rules require a number of trustees serving on our board to meet standards of independence. Our board of trustees has determined that the trustees listed above as

“Independent Trustee” meet the independence standards of the NYSE. Our independent trustees meet regularly in executive sessions without members of management present.

Our board of trustees believes its members collectively have the experience, qualifications, attributes and skills to effectively oversee the management of our company, including a high degree of personal and professional integrity, an ability to exercise sound business judgment on a broad range of issues, sufficient experience and background to have an appreciation of the issues facing our company, a willingness to devote the necessary time to board duties, a commitment to representing the best interests of our company and a dedication to enhancing shareholder value.

Committees of the Board of Trustees

Our board has established three committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees consists of three members, each of whom meets the independence standards of the NYSE. Matters put to a vote by any one of our three independent committees of our board of trustees must be approved by a majority of the trustees on the committee who are present at a meeting, in person or as otherwise permitted by our bylaws, at which there is a quorum or by the unanimous written consent of the trustees serving on the committee. Additionally, our board of trustees may from time to time establish other committees to facilitate the board’s oversight of management of the business and affairs of our company.

Audit Committee. The Audit Committee is composed of Messrs. Hart, Kropp and Woolley, and Mr. Kropp currently serves as its chairman. Our board has affirmatively determined that each of the Audit Committee members meets the definition of “independent trustee” for purposes of the NYSE rules and the independence requirements of Rule 10A-3 of the Exchange Act. Our board has also determined that each member of our Audit Committee qualifies as an “audit committee financial expert” under SEC rules and regulations. The Audit Committee’s principal functions consist of overseeing:

•	review of all related party transactions in accordance with our related party transactions policy;

•	our accounting and financial reporting processes;

•	the integrity of our consolidated financial statements and financial reporting process;

•	our systems of disclosure controls and procedures and internal control over financial reporting;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

•	the performance of our internal audit functions; and

•	our overall risk exposure and management.

Compensation Committee. The Compensation Committee is composed of Messrs. Woolley, Hart and Swann, and Mr. Woolley currently serves as its chairman. The Compensation Committee’s principal functions consist of supporting the board of trustees in fulfilling its oversight responsibilities relating to the following:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;

•	reviewing and approving the compensation of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive and equity-based compensation plans;

•

determining the number of shares underlying, and the terms of, share option and restricted share awards to be granted to our trustees, executive officers, other employees and consultants pursuant to these plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for trustees.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Angeloff, Kropp and Swann, and Mr. Angeloff currently serves as its chairman. The Nominating and Corporate Governance Committee’s principal functions consists of:

•	identifying individuals qualified to become members of our board of trustees and ensuring that our board of trustees has the requisite expertise;

•	developing, and recommending to the board of trustees for its approval, qualifications for trustee candidates and periodically reviewing these qualifications with the board of trustees;

•	reviewing the committee structure of the board of trustees and recommending trustees to serve as members or chairs of each committee of the board of trustees;

•	reviewing and recommending committee slates annually and recommending additional committee members to fill vacancies as needed;

•

developing and recommending to the board of trustees a set of corporate governance guidelines applicable to us and, at least annually, reviewing such guidelines and recommending changes to the board of trustees for approval as necessary;

•	overseeing the annual self-evaluations of the board of trustees and management; and

•	overseeing our board of trustees’ compliance with the code of business conduct and ethics.

Code of Business Conduct and Ethics

Our board of trustees has adopted a code of business conduct and ethics that applies to our officers, trustees and employees. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote the following:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

•	compliance with applicable governmental laws, rules and regulations;

•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and

•	accountability for adherence to the code of business conduct and ethics.

Any waiver of the code of business conduct and ethics for our executive officers, trustees or any employees may be made only by our Nominating and Corporate Governance Committee and will be promptly disclosed as required by law or stock exchange regulations.

Limitations on Liabilities and Indemnification of Trustees and Officers

For information concerning limitations of liability and indemnification applicable to our trustees, executive officers and, in certain circumstances, employees, see “Material Provisions of Maryland Law and of Our Declaration of Trust and Bylaws,” and “Certain Relationships and Related Party Transactions.”

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve as a member of a board of trustees or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of trustees or our Compensation Committee.

Trustee Compensation

Our board of trustees has established a compensation program for our independent trustees. Pursuant to this compensation program, we pay the following fees to each of our independent trustees:

•	an annual cash retainer of $75,000;

•	an additional annual cash retainer of $10,000 to the chair of our Audit Committee;

•	an additional annual cash retainer of $7,500 to the chair of our Compensation Committee; and

•	an additional annual cash retainer of $7,500 to the chair of our Nominating and Corporate Governance Committee.

Upon completion of our initial private placement in November 2012, we also made an initial grant to each independent trustee of options to purchase 10,000 of our Class A common shares pursuant to our 2012 Incentive Plan. The options have an exercise price of $15.00 and vest ratably over a period of four years from the date of the grant. We also reimburse our independent trustees for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as trustees, including without limitation, travel expenses in connection with their attendance in-person at board and committee meetings. Trustees who are employees do not receive any compensation for their services as trustees.

In addition, in April 2013, we awarded the members of the special committee of our board of trustees, which is comprised of our independent trustees, an aggregate of 6,500 Class A common shares with an aggregate grant date fair value of approximately $112,000.

Trustee Compensation Table

The following table presents information relating to the total compensation of our non-employee trustees for the fiscal year ended December 31, 2012. Messrs. Hughes, Singelyn and Corrigan did not receive any compensation for their services as trustees in 2012.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	Option Awards(1)(2)(3) ($)	Total ($)
B. Wayne Hughes	—	—	—	—
Dann V. Angeloff	20,625	—	42,400	63,025
Matthew J. Hart	18,750	—	42,400	61,150
James H. Kropp	21,250	—	42,400	63,650
Lynn Swann	18,750	—	42,400	61,150
Kenneth Woolley	20,625	—	42,400	63,025
David P. Singelyn	—	—	—	—
John Corrigan	—	—	—	—

(1)	The amounts in the “Option Awards” column reflect the grant date fair value of share options granted to our trustees pursuant to the 2012 Incentive Plan utilizing the methodology described in Note 7 to our consolidated financial statements.
(2)	The grant date fair value for share options granted in fiscal year 2012 was $4.24 per share.
(3)	During 2012, each of Messrs. Angeloff, Hart, Kropp, Swann and Woolley were awarded 10,000 share options, and at December 31, 2012, the aggregate number of outstanding unvested share options awards was 50,000.

Executive Compensation

Since our formation, including for fiscal year 2012, we did not have any employees whom we compensated directly with salaries or other cash compensation. Until the Management Internalization, our employees were provided by AH LLC through Malibu Management Inc., an affiliate of AH LLC, or MMI, and, upon completion of the Management Internalization, we entered into an employee administration agreement with MMI to obtain the exclusive services of our management and property management personnel. Under the employee administration agreement, our management and property management personnel (including our executive officers) are fully dedicated to us, and we direct MMI with respect to the terms and conditions of employment of these personnel, including making all determinations as to the elements and amount of compensation and benefits to be provided.

Compensation Overview

We believe that the primary goal of executive compensation is to align the interests of our executive officers with those of our shareholders in a way that allows us to attract and retain the best executive talent. The Compensation Committee of our board of trustees oversees executive compensation. We expect the Compensation Committee to adopt compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that our Compensation Committee will design a compensation program that rewards, among other things, favorable shareholder returns, share appreciation, our company’s competitive position within our segment of the real estate industry and each executive officer’s long-term career contributions to our company. We expect that compensation incentives designed to further these goals will take the form of annual cash compensation and equity awards, and long-term cash and equity incentives measured by performance targets to be established by our Compensation Committee. In addition, our Compensation Committee may decide to make awards to new executive officers in order to attract talented professionals to serve us. We will pay base salaries and annual bonuses and have made and expect to continue to make equity grants under the 2012 Incentive Plan to our executive officers. Our “named executive officers” during 2013 are expected to be: David P. Singelyn, our Chief Executive Officer and a trustee; John Corrigan, our Chief Operating Officer and a trustee; Peter J. Nelson, our Chief Financial Officer; David Goldberg, our Executive Vice President; Sara Vogt-Lowell, our Senior Vice President and Chief Legal Officer; and Vincent Chan, our Senior Vice President—Accounting. These individuals are also our named executive officers for 2012. This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs may differ materially from the currently planned programs summarized in this discussion.

Elements of Executive Officer Compensation

The following is a summary of the elements of and amounts expected to be paid under our compensation plans for fiscal year 2013 to our executive officers. Because we were only recently formed and were previously externally managed, meaningful and historical individual compensation information is not available for prior periods.

Annual Base Salary

Base salaries will be designed to compensate our executive officers at a fixed level of compensation that serves as a retention tool throughout the executive’s career. In determining base salaries, we expect that our Compensation Committee will consider each executive officer’s role and responsibilities, unique skills, future potential with our company, salary levels for similar positions in our core markets and internal pay equity.

Annual Cash Bonus

Annual cash bonuses will be designed to incentivize our executive officers at a variable level of compensation based on the performance of both our company and such individual. In connection with our annual cash bonus program, we expect that our Compensation Committee will determine annual performance criteria that are flexible and that change with the needs of our business. Our annual cash bonus plan will be designed to reward the achievement of specific, pre-established financial and operational objectives.

Equity Awards

We will provide equity awards pursuant to our 2012 Incentive Plan. Equity awards will be designed to focus our executive officers on and reward them for their continued service and enhancing shareholder value. In determining equity awards, we anticipate that our Compensation Committee will take into account our company’s overall financial performance. The awards expected to be made under the 2012 Incentive Plan in 2013 will be granted to recognize such individuals’ efforts on our behalf in connection with our initial public offering, and to provide a retention element to their compensation. The amounts, timing and vesting schedules for these equity awards have not been determined.

Termination of Employment

Each of our named executive officers serves at the pleasure of our board of trustees. We have not entered into employment agreements with any of our named executive officers. Participants in our 2012 Incentive Plan, including our named executive officers, are entitled to accelerated vesting of their outstanding equity awards if (1) the awards are not assumed or continued in connection with a change in control or (2) the awards are assumed or continued and the participant’s employment is terminated without cause within two years following the consummation of the change in control, and the participant will be able to exercise the awards, if applicable, for a period of one year immediately following such termination.

Retirement Savings Opportunities

All full-time employees will be able to participate in a 401(k) Retirement Savings Plan, or 401(k) plan. We intend to provide this plan to help our employees save some amount of their cash compensation for retirement in a tax efficient manner. Under the 401(k) plan, employees will be eligible to defer a portion of their salary, and we, at our discretion, may make a matching contribution and/or a profit-sharing contribution commencing six months after they begin their employment.

Health and Welfare Benefits

We intend to provide to all full-time employees a competitive benefits package, which is expected to include health and welfare benefits, such as medical, dental, short—and long-term disability insurance, and life insurance benefits.

2013 Expected Summary Compensation Table

The following table sets forth, on an annualized basis, the annual base salary and other compensation expected to be payable to each of our named executive officers for the fiscal year ended December 31, 2013.

Name and Principal Position	Year	Salary ($)	Target Bonus ($)(1)	Share Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
David P. Singelyn	2013	250,000	—	—	—	—	—	250,000
Chief Executive Officer

Peter J. Nelson	2013	200,000	—	—	—	—	—	200,000
Chief Financial Officer

Sara Vogt-Lowell	2013	180,000	—	—	—	—	—	180,000
Senior Vice President and Chief Legal Officer

John Corrigan	2013	150,000	—	—	—	—	—	150,000
Chief Operating Officer

Vincent R. Chan	2013	150,000	—	—	—	—	—	150,000
Senior Vice President—Accounting

David Goldberg	2013	150,000	—	—	—	—	—	150,000
Executive Vice President

(1)	Bonuses are discretionary and will be awarded by our Compensation Committee based on a combination of individual and corporate performance.
(2)	There is no agreement on future equity compensation awards. Equity compensation awards may be issued at any time at the discretion and approval of our Compensation Committee.
(3)	Will consist of reimbursement for cell phone usage, 401(k) contributions and medical insurance premiums.

Summary Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2012 regarding compensation awarded to or earned by our named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
David P. Singelyn	2012	—	—	—	106,000	—	—	106,000
Chief Executive Officer

Peter J. Nelson	2012	—	—	—	424,000	—	—	424,000
Chief Financial Officer

Sara Vogt-Lowell	2012	—	—	—	212,000	—	—	212,000
Senior Vice President and Chief Legal Officer

John Corrigan	2012	—	—	—	106,000	—	—	106,000
Chief Operating Officer

Vincent R. Chan	2012	—	—	—	127,200	—	—	127,200
Senior Vice President—Accounting

David Goldberg	2012	—	—	—	212,000	—	—	212,000
Executive Vice President

(1)	The amounts in the “Option Awards” column reflect the grant date fair value of share options granted to our executive officers in November 2012, which was $4.24 per share, pursuant to the 2012 Incentive Plan utilizing the methodology described in Note 7 to our consolidated financial statements.

Outstanding Equity Awards at Fiscal Year Ended December 31, 2012

The following table sets forth information for each named executive officer with respect to the outstanding unvested equity awards as of fiscal year-end 2012:

Name and Principal Position	Number of Securities Underlying Unexercised Options(1) (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David P. Singelyn	—	25,000	15.00	November 20, 2022
Chief Executive Officer
Peter J. Nelson	—	100,000	15.00	November 20, 2022
Chief Financial Officer
Sara Vogt-Lowell	—	50,000	15.00	November 20, 2022
Senior Vice President and Chief Legal Officer
John Corrigan	—	25,000	15.00	November 20, 2022
Chief Operating Officer
Vincent R. Chan	—	30,000	15.00	November 20, 2022
Senior Vice President—Accounting
David Goldberg	—	50,000	15.00	November 20, 2022
Executive Vice President

(1)	Option awards vest ratably over a period of four years from the date of grant (November 20, 2012). As of December 31, 2012, no portion of the options was exercisable.

2012 Incentive Plan

Prior to completion of our initial private placement in November 2012, our board of trustees adopted and our shareholders approved the 2012 Incentive Plan pursuant to which awards may be provided to certain employees, trustees and consultants providing services to us and our affiliates. In April 2013, our board of trustees approved an amendment to the 2012 Incentive Plan allowing for an increase in the maximum number of Class A common shares available for issuance from 1.5 million to 6 million. This increase will be reversed unless at least 200 million Equity Units (as defined below) are outstanding on or before December 31, 2013. We have granted an aggregate of (1) 280,000 options to purchase our Class A common shares to our executive team and (2) 50,000 options to purchase our Class A common shares to our independent trustees under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant. In addition, 5,330,000 of our Class A common shares are available for issuance in the future under the 2012 Incentive Plan.

Key Features of 2012 Incentive Plan

As described below, the terms of the 2012 Incentive Plan, though generally broad, include certain restrictions that may be significant to shareholders:

•	Share option and share appreciation rights may be awarded only at an exercise price at least equal to fair market value on the grant date;

•	Share options and share appreciation rights may not have a maximum term in excess of ten years;

•	Repricing of share options or share appreciation rights or cancellation of any such awards for consideration will require prior shareholder approval; and

•	Reload or “evergreen” share replenishment features are not authorized.

Summary of Material Provisions of 2012 Incentive Plan

Unless the context requires otherwise, references to the “Company” in the following summary refer solely to American Homes 4 Rent and not to its subsidiaries. The material terms of the 2012 Incentive Plan are summarized below.

Purpose. The 2012 Incentive Plan is intended to (1) provide participants in the 2012 Incentive Plan with an incentive to contribute to the Company’s success and to manage the Company’s business in a manner that will provide for the Company’s long-term growth and profitability to benefit its shareholders and other important stakeholders and (2) provide a means of obtaining, rewarding and retaining key personnel.

Eligible Participants. Awards may be granted under the 2012 Incentive Plan to trustees, employees or consultants of the Company or our affiliates.

Effective Date. The Company’s board of trustees initially adopted the 2012 Incentive Plan on November 19, 2012, and our shareholders approved the 2012 Incentive Plan on November 19, 2012. In April 2013, our board of trustees approved an amendment to the 2012 Incentive Plan allowing for an increase in the maximum number of Class A common shares available for issuance from 1.5 million to 6 million. This increase will be reversed unless at least 200 million Equity Units are outstanding on or before December 31, 2013. The Company’s board of trustees amended and restated the 2012 Incentive Plan, effective as of June 6, 2013, and our shareholders approved the amendment and restatement on July 16, 2013. Our board of trustees approved certain additional amendments to the 2012 Incentive Plan that were reflected in the amendment and restatement on July 17, 2013.

For purposes of the 2012 Incentive Plan, “Equity Units” means all outstanding Class A common shares plus the total number of Class A common shares that may at any time be issued in respect of any outstanding securities that are convertible into or exchangeable for, or that represent the right to receive, Class A common shares (including any securities the exchange of which may alternatively be settled in cash or other securities rather than Class A common shares).

Term. The 2012 Incentive Plan will terminate automatically ten years after its effective date, unless it is earlier terminated by the board of trustees.

Administration. The 2012 Incentive Plan generally is administered by the Compensation Committee.

The Compensation Committee may delegate to a designated officer the power and authority to grant awards to non-executive employees.

The board of trustees will retain the authority under the 2012 Incentive Plan to exercise any or all of the powers and authorities related to the administration and implementation of the 2012 Incentive Plan.

Except where the authority to act on such matters is specifically reserved to the board of trustees under the 2012 Incentive Plan or applicable law, the Compensation Committee will have full power and authority to interpret and construe all provisions of the 2012 Incentive Plan, any award or any award agreement, and to make all related determinations, including the power and authority to:

•	designate grantees of awards;

•	determine the type or types of awards to be made to a grantee;

•	determine the number of Class A common shares subject to an award;

•	establish the terms and conditions of each award;

•	prescribe the form of each award agreement; and

•	subject to limitations in the 2012 Incentive Plan, amend, modify or supplement the terms of any outstanding award.

Amendment and Termination. The board of trustees will be authorized to amend, suspend or terminate the 2012 Incentive Plan as to any of the Company’s Class A common shares as to which awards have not been made. Any amendment to the 2012 Incentive Plan, however, will be subject to receipt of the approval of the Company’s shareholders if shareholder approval of the amendment is required by any law or regulation or to the extent determined by the board of trustees. Without the consent of the affected grantee of an outstanding award, no amendment, suspension or termination of the 2012 Incentive Plan may impair the rights or obligations under that award.

Awards. The following type of awards may be made under the 2012 Incentive Plan, subject to the limitations set forth in the plan:

•	share options, which may be either incentive share options or non-qualified share options;

•	restricted shares;

•	restricted share units (and deferred share units);

•	performance shares or other performance-based awards;

•	dividend equivalent rights;

•	share appreciation rights, or SARs;

•	unrestricted shares;

•	other equity-based awards;

•	a unit of limited partnership interest in our operating partnership that is intended to constitute a “profits interest” within the meaning of the Code, or LTIP units; and

•	cash incentive awards.

An incentive share option is an option that meets the requirements of Section 422 of the Code, and a non-qualified share option is an option that does not meet those requirements. Restricted shares are awards of Class A common shares that impose vesting restrictions that subject the shares to a substantial risk of forfeiture, as defined in Section 83 of the Code. Restricted share units (or deferred share units) are awards that represent a conditional right to receive Class A common shares in the future and that may be made subject to the same types of restrictions and risk of forfeiture as restricted shares. Performance-based awards are awards of options, restricted shares, restricted share units (and deferred share units), SARs, or other equity-based awards or cash made subject to the achievement of one or more pre-established performance goals over a performance period established by the Compensation Committee. An award of performance shares is a performance-based award representing a right or interest denominated or payable in shares, valued by reference to shares, or otherwise based on or related to shares that is made subject to the achievement of one or more pre-established performance goals over a performance period of up to ten years. Dividend equivalent rights are awards entitling the grantee to receive cash, shares, other awards under the 2012 Incentive Plan or other property equal in value to dividends or other periodic payments paid or made with respect to a specified number of shares. A SAR is a right to receive upon exercise, in the form of Class A common shares, cash or a combination of Class A common shares and cash, the excess of the fair market value of one Class A common share on the exercise date over the strike price of the SAR. Unrestricted shares are awards of Class A common shares that are free of restrictions other than those imposed under federal or state securities laws. Another equity-based award is an award representing a right or other interest that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Class A common shares, other than a share option, restricted shares, restricted share units (or deferred share units), performance share award, dividend equivalent right, a SAR or unrestricted shares.

The 2012 Incentive Plan provides that each award will be evidenced by an award agreement, which may specify terms and conditions of the award that differ from the terms and conditions that would apply under the 2012 Incentive Plan in the absence of the different terms and conditions in the award agreement.

Awards under the 2012 Incentive Plan may be granted alone or in addition to, in tandem with, or in substitution or exchange for any other award under the 2012 Incentive Plan, other awards under another compensatory plan of the Company or any of its affiliates (or any business entity that has been a party to a transaction to the Company or any of the Company’s affiliates), or other rights to payment from the Company or any of its affiliates. Awards granted in addition to or in tandem with other awards may be granted either at the same time or at different times.

The Compensation Committee may permit or require the deferral of any payment pursuant to any award into a deferred compensation arrangement, which may include provisions for the payment or crediting of interest or dividend equivalent rights, in accordance with rules and procedures established by the Compensation Committee. Awards under the 2012 Incentive Plan generally will be granted for no consideration other than past services by the grantee of the award or, if provided for in the award agreement or in a separate agreement, the grantee’s promise to perform future services to the Company or one of its subsidiaries or other affiliates.

Clawback; Forfeiture. Awards granted under the 2012 Incentive Plan will be subject to mandatory repayment by the grantee to the Company to the extent the grantee of the award is, or in the future becomes, subject to any Company “clawback” or recoupment policy that is adopted to comply with the requirements of any applicable law, rule or otherwise, or any rule that imposes mandatory recoupment.

In addition, the Compensation Committee may reserve the right in an award agreement to cause a forfeiture of the gain realized by a grantee with respect to an award on account of actions taken by, or failed to be taken by, such grantee in violation or breach of, or in conflict with, any employment agreement, non-competition agreement, agreement prohibiting solicitation of employees or clients of the Company or any affiliate, confidentiality obligation with respect to the Company or any affiliate, Company policy or procedure, other agreement or any other obligation of the grantee to the Company or any affiliate, to the extent specified in such award agreement. The Compensation Committee may annul an outstanding award if the grantee thereof is an employee and is terminated for “cause” as defined in the 2012 Incentive Plan or the applicable award agreement or for “cause” as defined in any other agreement between the Company or such affiliate and such grantee, as applicable.

Shares Available for Issuance. Subject to the adjustments described below, the maximum number of the Company’s Class A common shares that are available for issuance under the 2012 Incentive Plan is equal to 6 million shares, provided that the number of Class A common shares available for issuance under the 2012 Incentive Plan will be reduced to 1.5 million shares unless at least 200 million Equity Units are outstanding on or before December 31, 2013.

The foregoing number of shares available for issuance under the 2012 Incentive Plan will be increased by the number of shares subject to (1) awards previously granted under a compensatory plan by another business entity and assumed by the Company in connection with a merger, reorganization, separation or other transaction which involves the other business entity and to which Section 424(a) of the Code applies, and (2) awards under the 2012 Incentive Plan granted in substitution for such assumed awards. Further, subject to any applicable listing rules, shares available for issuance under a shareholder-approved plan of a business entity that is a party to one of the foregoing types of transactions (adjusted as necessary to reflect the transaction) may be used for awards under the 2012 Incentive Plan and will not reduce the number of shares otherwise available for issuance under the 2012 Incentive Plan.

Shares subject to an award granted under the 2012 Incentive Plan will be counted against the maximum number of the Company’s Class A common shares available for issuance under the plan as one share for every one common share subject to the award.

Shares subject to an award granted under the 2012 Incentive Plan will again become available for issuance under the 2012 Incentive Plan if the award terminates by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares (except as set forth below). Shares tendered or withheld or subject to an award other than an option or SAR surrendered in connection with the purchase of Class A common shares or deducted or delivered from payment of an award other than an option or SAR in connection with the Company’s tax withholding obligations will again become available for issuance under the 2012 Incentive Plan.

The number of shares available for issuance under the 2012 Incentive Plan will not be increased by the number of shares:

•	tendered or withheld or subject to an award surrendered in connection with the purchase of shares upon exercise of an option;

•	deducted or delivered from payment of an award of an option or SAR in connection with the Company’s tax withholding obligations; or

•	purchased by the Company with proceeds from option exercises.

The 2012 Incentive Plan contains limitations on the number of shares available for issuance with respect to specified types of awards. During any time when the Company has a class of equity securities registered under Section 12 of the Exchange Act and provided the Company is subject to Section 162(m) of the Code:

•

the maximum number of Class A common shares subject to share options or SARs that may be granted under the 2012 Incentive Plan in a calendar year to any person eligible for an award will be 750,000 shares;

•

the maximum number of Class A common shares that may be granted under the 2012 Incentive Plan, other than pursuant to share options or SARs, in a calendar year to any person eligible for an award will be 750,000 shares; and

•

the maximum amount that may be paid under the 2012 Incentive Plan as a cash-settled performance-based award for a performance period of 12 months or less to any person eligible for an award will be $5 million and the maximum amount that may be paid under the 2012 Incentive Plan as a cash-settled performance award for a performance period of greater than 12 months to any person eligible for an award will be $7.5 million.

The maximum number of shares available for issuance pursuant to incentive share options granted under the 2012 Incentive Plan will be the same as the number of shares available for issuance under the 2012 Incentive Plan.

The number and kinds of shares for which awards may be made under the 2012 Incentive Plan, including the share limits described above, will be adjusted proportionately and accordingly by the Compensation Committee if the number of the outstanding Class A common shares of the Company is increased or decreased or the Company’s Class A common shares are changed into or exchanged for a different number of shares or kind of equity shares or other securities of the Company on account of any recapitalization, reclassification, share split, reverse share split, spin-off, combination of shares, exchange of shares, share dividend or other distribution payable in equity shares, or other increase or decrease in the Company’s Class A common shares effected without receipt of consideration by the Company.

Class A common shares to be issued under the 2012 Incentive Plan will be authorized and unissued shares or, to the extent permitted under applicable laws, treasury shares or issued shares that have been reacquired by the Company.

Fair Market Value Determination. If the Company’s Class A common shares are listed on the NYSE, fair market value will be determined by reference to the closing price of the Class A common shares on the applicable date as reported on the NYSE. If there is no reported closing price on such date, fair market value will be the closing price of the Class A common shares on the immediately preceding date on which any sale of shares has been reported on the NYSE.

If the Company’s Class A common shares are not listed on the NYSE but are listed on another established national or regional stock exchange or traded on another established securities market, fair market value will similarly be determined by reference to the closing price of the Class A common shares on the applicable date as reported on such stock exchange or established securities market.

If the Company’s Class A common shares are not listed on an established national or regional stock exchange or traded on another established securities market, the Compensation Committee will determine the fair market value of the Class A common shares by the reasonable application of a reasonable valuation method in a manner consistent with Section 409A of the Code.

Repricings. During any time when the Company has a class of equity securities registered under Section 12 of the Exchange Act, except in connection with a corporate transaction involving the Company (including any share dividend, distribution (whether in the form of cash, shares, other securities or other property), share split, extraordinary cash dividend, recapitalization, change in control, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities or similar transaction), the Company may not, without obtaining shareholder approval, (1) amend the terms of outstanding options or SARs to reduce the exercise price or strike price of such outstanding options or SARs, (2) cancel outstanding options or SARs in exchange for options or SARs with an exercise price or strike price that is less than the exercise price or strike price of the original options or SARs, (3) cancel outstanding options or SARs with an exercise price or strike price above the current share price in exchange for cash or other securities or (4) take any other action that is treated as a repricing under GAAP.

During any time when the Company does not have a class of equity securities registered under Section 12 of the Exchange Act, the Company may, with the consent of any adversely affected grantee of an award, (1) amend the terms of outstanding options or SARs to reduce the exercise price or strike price of such outstanding options or SARs, (2) cancel outstanding options or SARs in exchange for options or SARs with an exercise price or strike price that is less than the exercise price or strike price of the original options or SARs, (3) cancel outstanding options or SARs with an exercise price or strike price above the current share price in exchange for cash or other securities or (4) take any other action that is treated as a repricing under GAAP.

Share Options. An option granted under the 2012 Incentive Plan will be exercisable only to the extent that it is vested. Each option will become vested and exercisable at such times and under such conditions as the Compensation Committee may approve consistent with the terms of the 2012 Incentive Plan. No option may be exercisable more than ten years after the option grant date. The Compensation Committee may include in the option agreement provisions specifying the period during which an option may be exercised following termination of the grantee’s service.

The exercise price per share under each option granted under the 2012 Incentive Plan may not be less than 100%, or 110% in the case of an incentive share option granted to a Ten Percent Shareholder (as defined in the 2012 Incentive Plan), of the fair market value of the Class A common shares on the option grant date, except in the case of an option granted upon assumption of, or in substitution for, outstanding awards previously granted under a compensatory plan by a business entity acquired or to be acquired by the Company or an affiliate or with which the Company or an affiliate has combined or will combine.

The aggregate fair market value of the Class A common shares determined on the option grant date with respect to which incentive share options are exercisable for the first time during any calendar year may not exceed $100,000.

Payment of the exercise price for shares purchased pursuant to the exercise of an option may be made cash or in cash equivalents acceptable to the Company or in such forms as are approved by the Compensation Committee. These forms may include, in the Compensation Committee’s discretion, the Company’s Class A common shares, through a broker-assisted cashless exercise or in any other form that is of consideration that is consistent with applicable law, including by withholding Class A common shares that would otherwise vest.

Awards of share options will be nontransferable, except for transfers by will or the laws of descent and distribution. The Compensation Committee may authorize a transfer in the applicable award agreement, “not for value,” of all or part of a non-qualified share option to a Family Member (as defined in the 2012 Incentive Plan) of the grantee.

Share Appreciation Rights. SARs may be granted in conjunction with all or a part of any option or other award granted under the 2012 Incentive Plan, or without regard to any option or other award. The Compensation Committee will determine at the SAR grant date or thereafter the time or times at which and the circumstances under which a SAR may be exercised in whole or in part, the time or times at which and the circumstances under which a SAR will cease to be exercisable, the method of exercise, the method of settlement, the form of consideration payable in settlement, the method by which shares will be delivered or deemed delivered to grantees, and any other terms or conditions of any SAR.

Exercisability of SARs may be subject to future service requirements, to the achievement of one or more of the performance measures described above or to such other terms and conditions as the Compensation Committee may impose.

Upon exercise of a SAR, the grantee will be entitled to receive, in the specified form of consideration, the excess of the fair market value of one Class A common share on the exercise date over the exercise price of the SAR, as determined by the Compensation Committee. The exercise price of a SAR may not be less than the fair market value of a Class A common share on the grant date.

Awards of SARs will be nontransferable, except for transfers by will or the laws of descent and distribution. The Compensation Committee may authorize a transfer in the applicable award agreement, “not for value,” of a SAR to a Family Member (as defined in the 2012 Incentive Plan) of the grantee.

Restricted Shares, Restricted Share Units and Deferred Share Units. Subject to the provisions of the 2012 Incentive Plan, the Compensation Committee will determine the terms and conditions of each award of restricted shares, restricted share units and deferred share units, including the restricted period for all or a portion of the award, the restrictions applicable to the award and the purchase price, if any, for the Class A common shares subject to the award. A grantee of restricted shares will have all the rights of a shareholder, including the right to vote the shares and receive dividends, except to the extent limited by the Compensation Committee. Grantees of restricted share units and deferred share units will have no voting or dividend rights or other rights associated with share ownership, although the Compensation Committee may award dividend equivalent rights on such units.

The Compensation Committee may subject dividends and dividend equivalent rights paid on time-vested awards of restricted shares, restricted share units and deferred share units to such forfeiture and repayment obligations if the underlying awards are forfeited before they vest, if permissible under applicable law. Grantees will not vest in dividends paid on performance-based awards of restricted shares or in dividend equivalent rights paid on performance-based awards of restricted share units or deferred share units, and will be required to forfeit and repay to the Company such dividends and dividend equivalent rights, if the performance goals for the underlying awards are not achieved or such awards otherwise do not vest if permissible under applicable law.

Awards of restricted shares, restricted share units and deferred share units may vest solely by the passage of time and/or pursuant to the achievement of performance goals.

The restrictions and the restricted period may differ with respect to each grantee of an award and with respect to each award. An award will be subject to forfeiture if events specified by the Compensation Committee occur before the lapse of the restrictions.

Awards of restricted shares, restricted share units and deferred share units will be nontransferable during the restricted period or before satisfaction of any other restrictions applicable to the awards.

Dividend Equivalent Rights. The Compensation Committee will be authorized to grant rights to dividend equivalents to a participant in connection with an award under the 2012 Incentive Plan, or without regard to any other award. Dividend equivalent rights will entitle the participant to receive cash, shares, other awards under the 2012 Incentive Plan or other property equal in value to dividends paid, or other periodic payments made, with respect to a specified number of Class A common shares. Dividend equivalent rights may not be granted in connection with, or related to, an award of a share option or SAR. The terms and conditions of awards of dividend equivalent rights will be specified in the applicable award agreement.

Dividend equivalents credited to the grantee of a dividend equivalent right may be paid currently (with or without being subject to forfeiture or a repayment obligation) or may be deemed to be reinvested in additional shares, which may thereafter accrue additional dividend equivalent rights (with or without being subject to forfeiture or a repayment obligation). Any such reinvestment will be at the fair market value of the shares on the reinvestment date. Dividend equivalent rights may be settled in cash, shares, or a combination thereof, in a single installment or in multiple installments, as determined by the Compensation Committee.

A dividend equivalent right granted as a component of another award may provide that the dividend equivalent right will be settled upon exercise, settlement, or payment of, or lapse of restrictions on, the other award, and that the dividend equivalent right will expire or be forfeited or annulled under the same conditions as the other award. A dividend equivalent right granted as a component of another award also may contain terms and conditions that are different from the terms and conditions of the other award. A dividend equivalent right granted as a component of another award also may contain terms and conditions that are different from the terms and conditions of the other award, except that dividend equivalent rights credited pursuant to a dividend equivalent right granted as a component of another award that vests or is earned based upon the achievement of performance goals may not vest unless the performance goals for the underlying award are achieved and the underlying award vests.

Performance Shares and Other Performance-Based Awards. The Compensation Committee may award performance shares, cash incentives and other performance-based awards in such amounts and upon such terms as the Compensation Committee may determine. Each grant of a performance-based award will have an initial cash value or an actual or target number of Class A common shares that is established by the Compensation Committee at the time of grant. The Compensation Committee may set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and number of performance shares or other performance-based awards that will be paid out to a grantee. The performance goals generally will be based on one or more of the performance measures described below. The Compensation Committee will establish the performance periods for performance-based awards. Performance-based awards are payable in cash or Class A common shares, or a combination thereof, as determined by the Compensation Committee.

The 2012 Incentive Plan identifies some conditions that may warrant revision or alteration of performance goals after they are established by the Compensation Committee. Such conditions may include the following:

•	asset write-downs;

•	litigation or claims, judgments or settlements;

•	the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results;

•	any reorganization or restructuring events or programs;

•	extraordinary, non-core, non-operating or non-recurring items;

•	acquisitions or divestitures; and

•	foreign exchange gains and losses.

Performance Measures. The 2012 Incentive Plan is designed to permit the Compensation Committee to grant awards to covered executive officers that will constitute qualified performance-based compensation, including awards that comply with the exemption for performance-based compensation under Section 162(m) of the Code for a publicly traded company if certain additional requirements are satisfied.

Section 162(m) generally provides that no federal income tax business expense deduction is allowed for annual compensation in excess of $1 million paid by a publicly traded corporation to its principal executive officer or any of the three other most highly compensated officers (excluding the principal financial officer), as determined in accordance with the applicable rules under the Exchange Act. Under the Code, however, there is no limitation on the deductibility of compensation paid to such officers, who are referred to as “covered executive officers,” that represents qualified performance-based compensation as determined under the Code. To constitute qualified performance-based compensation, the compensation paid by the company to its covered executive officers must be paid solely on account of the achievement of one or more objective performance goals established in writing by the compensation committee while the achievement of such goals is substantially uncertain. Performance goals may be based on one or more performance measures consisting of business criteria that apply to the covered executive officer, a business unit, or the company, a subsidiary or other affiliate on an individual or a consolidated basis, but need not be based on an increase or positive result under the business criteria selected. The compensation committee is prohibited from increasing the amount of compensation payable if a performance goal is met, but may reduce or eliminate compensation even if the performance goal is achieved.

The 2012 Incentive Plan authorizes the establishment of performance goals based on any one or more of the following performance measures:

•	net earnings or net income;

•	operating earnings or operating income;

•	pre-tax earnings or after-tax earnings;

•	earnings per share (basic or diluted);

•	share price, including growth measures and total shareholder return;

•	earnings before interest and taxes;

•	earnings before or after interest, taxes, depreciation and/or amortization;

•

earnings before or after interest, taxes, depreciation and/or amortization as adjusted to exclude any one or more of the following: equity-based compensation expense; income from discontinued operations; gain on cancellation of debt; debt extinguishment and related costs; restructuring, separation and/or integration charges and costs; impairment charges; gain or loss related to investments; sales and use tax settlement; gain on non-monetary transactions; or other extraordinary or special items or book value per share (which may exclude nonrecurring items);

•	sales or revenue, revenue growth or rate of revenue growth, whether in general, by type of product or service, or by type of customer;

•	gross or operating margins;

•	return measures, including return on assets, return on invested capital, return on investment, return on equity, return on sales or return on revenue;

•

cash flow (before or after dividends), including: operating cash flow; free cash flow (defined as earnings before interest, taxes, depreciation and/or amortization, as adjusted to exclude any one or more of the items that may be excluded pursuant to the performance measure of earnings before interest, taxes, depreciation and/or amortization above less capital expenditures; levered free cash flow (defined as free cash flow less interest expense); cash flow return on equity; cash flow return on investment (discounted or otherwise); cash flow in excess of cost of capital; or cash flow per share (before or after dividends);

•	productivity measures, consisting of one or more objective goals based on meeting specified expense targets, market share, rental income, move-in activity, or occupancy levels;

•	financial ratios as provided in credit agreements of the Company and its subsidiaries;

•	working capital targets;

•	FFO;

•	funds available for distribution (FAD):

•	intrinsic business value;

•	implementation or completion of critical or strategic projects, acquisitions, divestitures or processes;

•	economic value created;

•	operational efficiency measures, including the ratio of earnings to fixed charges or cost targets, reductions or savings;

•

strategic business criteria, consisting of one or more objective goals based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, litigation supervision and information technology objectives; and

•	any combination of the foregoing performance measures.

Performance under any of the foregoing performance measures may be used to measure the performance of (1) the Company and its subsidiaries and other affiliates as a whole, (2) the Company, any subsidiary, and/or any other affiliate or any combination thereof or (3) any one or more business units of the Company, any subsidiary, and/or any other affiliate, as the Compensation Committee deems appropriate. In addition, performance under any of the performance measures may be compared to the performance of one or more other companies or one or more published or special indices designated or approved by the Compensation Committee. The Compensation Committee may select performance under the performance measure of share price for comparison to performance under one or more stock market indices designated or approved by the Compensation Committee. The Compensation Committee will have the authority to provide for accelerated vesting of any performance-based award based on the achievement of performance goals pursuant to the performance measures.

The Compensation Committee will have the discretion to adjust awards that are intended to qualify as performance-based compensation, either on a formula or discretionary basis, or on any combination thereof, as the Compensation Committee determines in a manner consistent with the requirements of Section 162(m) for deductibility.

LTIP Units. The Compensation Committee will be authorized to grant LTIP units under the 2012 Incentive Plan to a grantee only for the performance of services to or for the benefit of our operating partnership in the grantee’s capacity as a partner, or in anticipation of the grantee becoming a partner, in our operating partnership or as otherwise determined by the Compensation Committee. LTIP Units are intended to constitute “profits interests” within the meaning of the Code. LTIP units will vest at such times and will be subject to the operating partnership agreement and such additional conditions as the Compensation Committee may determine.

Other Equity-Based Awards. The Compensation Committee may grant other types of equity-based or equity-related awards in such amounts and subject to such terms and conditions as the Compensation Committee may determine. Any such awards may involve the transfer of Class A common shares to a grantee, or payment in cash or otherwise of amounts based on the value of Class A common shares. Any other equity-based awards granted by the Compensation Committee may be subject to performance goals established by the Compensation Committee based on one or more of the performance measures described above.

Effect of Corporate Transactions. The 2012 Incentive Plan contains provisions, which are described below, that provide for adjustments to the terms of some types of outstanding awards upon the occurrence of specified kinds of corporate transactions, including transactions that would be deemed to constitute a change in control of the Company within the meaning of the 2012 Incentive Plan, which we refer to as a “Change in Control.” The provisions of the 2012 Incentive Plan governing such transactions will apply unless a different treatment of the applicable award is specified in the applicable award agreement at the time of grant, in another agreement with the grantee of the award, or in another writing entered into after the time of grant with the consent of the grantee.

Change in Capitalization. The Compensation Committee will adjust the terms of outstanding awards under the 2012 Incentive Plan to preserve the proportionate interests of the grantees in such awards if the number of outstanding shares of the Company is increased or decreased or the Company’s Class A common shares are changed into or exchanged for a different number of shares of kind of equity shares or other securities of the Company on account of any recapitalization, reclassification, share split, reverse share split, spin-off, combination of shares, exchange of shares, share dividend or other distribution payable in equity shares, or other increase or decrease in the Company’s Class A common shares effected without receipt of consideration by the Company. The adjustments will include proportionate adjustments to (1) the number and kind of shares subject to outstanding awards and (2) the per share exercise price of outstanding options and the per share strike price of outstanding SARs.

Reorganization not Constituting a Change in Control. If the Company is the surviving entity in any reorganization, merger or consolidation of the Company with one or more other entities that does not constitute a Change in Control, any outstanding option or SAR will pertain to the securities to which a grantee of the number of shares subject to such option or SAR would have been entitled immediately after the transaction, with a corresponding proportionate adjustment to the per share exercise price for such option and per share strike price. Further, in the event of any such transaction, performance-based awards (and the related performance measures if deemed appropriate by the Compensation Committee) will be adjusted to apply to the securities that a grantee of the number of shares subject to such performance-based awards would have been entitled to receive immediately after the transaction.

Change in Control in which Awards are not Assumed. Except as otherwise provided in an award agreement, another agreement with the grantee, or another writing, upon the occurrence of a Change in Control in which outstanding awards of options, SARs, restricted shares, deferred share units, dividend equivalent rights or other equity-based awards are not assumed or continued, the following provisions will apply to the awards (to the extent the awards are not assumed or continued):

•

Except with respect to performance-based awards, all outstanding awards of restricted shares, deferred share units and deferred equivalent rights will be deemed to have vested, and the shares subject to such deferred share units and dividend equivalent rights will be delivered immediately before the Change in Control, and either of the following two actions will be taken:

•

15 days before the scheduled completion of the Change in Control, all outstanding options and SARs will become immediately exercisable and will remain exercisable for a period of 15 days, with the exercise effective upon the completion of the Change in Control; or

•	the Compensation Committee may elect to cancel any outstanding awards of options, SARs, restricted shares, deferred share units and/or dividend equivalent rights and require payment or delivery to the grantee of such awards an amount in cash or securities having a value (as determined by the Compensation Committee), (1) in the case of restricted shares or deferred share units and dividend equivalent rights (for shares subject thereto), equal to the price per share paid to holders of shares pursuant to the Change in Control and (2) in the case of options or SARs, equal to the product of the number of shares subject to such options or SARs multiplied by the amount, if any, by which (a) the price per share paid to holders of shares pursuant to the Change in Control exceeds (b) the exercise price or strike price applicable to such options and SARs.

•

For performance-based awards denominated in shares, (1) if less than half of the performance period has lapsed, the awards will be converted into restricted shares or performance shares assuming target performance has been achieved (or into unrestricted shares if no further restrictions apply), (2) if at least half of the performance period has lapsed, the awards will be converted into restricted shares or performance shares based on actual performance to date (or into unrestricted shares if no further restrictions apply), and (3) if actual performance is not determinable, the awards will be converted into restricted shares or performance shares assuming target performance has been achieved, based on the discretion of the Compensation Committee (or into unrestricted shares if no further restrictions apply).

•	Other equity-based awards will be governed by the terms of the applicable award agreement.

Change in Control in which Awards are Assumed. Except as otherwise provided in the applicable award agreement, another agreement with the grantee, or another writing, upon the occurrence of a Change in Control in which outstanding awards of options, SARs, restricted shares, deferred share units, dividend equivalent rights or other equity-based awards are being assumed or continued, the 2012 Incentive Plan and such awards (to the extent the awards are assumed or continued) will continue in the manner and under the terms specified in any writing providing for assumption or continuation of such awards, which may specify the substitution for such awards of new common share options, share appreciation rights, restricted shares, common share units, dividend equivalent rights and other equity-based awards relating to the shares of a successor entity, or a parent or subsidiary thereof. In the event of such a substitution, appropriate adjustments will be made to the number of shares subject to the original awards (disregarding any transaction consideration that is not Class A common shares) and to exercise prices and strike prices. If an award is assumed, continued or substituted upon the consummation of a Change in Control and the employment of the grantee with the Company or an affiliate is terminated without Cause (as defined in the 2012 Incentive Plan) within two years following the consummation of the Change in Control, the award will be fully vested and may be exercised in full, if applicable, for the one-year period immediately following such termination or a longer period as determined by the Compensation Committee.

Definition of Change in Control. The 2012 Incentive Plan generally defines a “Change in Control” to mean:

•	a person (with certain exceptions) becomes the beneficial owner of more than 50% of the combined voting power of the Company’s then outstanding securities;

•

during a period of two consecutive years, individuals who, at the beginning of such period, cease for any reason to constitute a majority of the board of trustees, treating any individual whose election or nomination was approved by at least two-thirds of the incumbent trustees as an incumbent trustee for this purpose;

•

the Company experiences a merger or consolidation other than a merger or consolidation that results in the voting securities of the Company immediately prior to the transaction continuing to represent 50% or more of the combined power of the voting securities of the surviving entity (with certain exceptions);

•

the Company experiences a sale or other disposition of all or substantially all of its assets other than a sale to persons who beneficially own 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale; or

•	the Company is liquidated or dissolved.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory Management Agreement

Upon completion of our initial private placement in November 2012, we entered into an advisory management agreement with our former manager under which our former manager designed and implemented our business strategy and administered our business activities and day-to-day operations, subject to oversight by our board of trustees. Under the advisory management agreement, our former manager provided us with accounting, tax, legal and administrative services. Our former manager paid the cost of these personnel, and we paid the cost of third-party service providers, such as auditors, tax preparers and outside counsel plus an advisory management fee in an amount equal to 1.75% of our shareholders’ equity (pro forma to include any OP units or other securities convertible into our common shares if not already included). For the period from October 19, 2012 (our inception) to June 10, 2013, our former manager earned an advisory management fee of approximately $7.3 million. Our former manager was a subsidiary of AH LLC. HF Investments 2010, LLC, which is comprised of trusts established by our chairman, Mr. Hughes, for certain of his heirs, owns an approximately 88.66% membership interest in AH LLC.

Upon completion of the Management Internalization on June 10, 2013, our former manager became a wholly-owned subsidiary of our operating partnership, and the advisory management agreement was terminated.

Property Management Agreement

Upon completion of our initial private placement in November 2012, we also entered into a property management agreement with our former property manager, under which our former property manager generally oversaw and directed the leasing, management and advertising of the properties in our portfolio, including collecting rents and acting as a liaison with the tenants. Our former property manager either provided these services through its direct or indirect subsidiaries or engaged third-party property managers to provide these services. When our former property manager engaged third-party providers, it was responsible for the fees of these third-party property management companies and all cooperating broker fees. We were responsible for all direct property level expenses. We paid our former property manager a property management fee equal to 6% of collected rents and a leasing fee equal to one-half of the monthly rent for a twelve month term (prorated for the actual term of the lease) upon execution of each lease and renewal. For the period from October 19, 2012 (our inception) to June 10, 2013, we incurred $1,276,000 in property management fees and $2,943,000 in leasing fees to our former property manager. Our former property manager was a subsidiary of AH LLC.

Upon completion of the Management Internalization on June 10, 2013, our former property manager became a wholly-owned subsidiary of our operating partnership, and the property management agreement remains in place for administrative convenience since our former property manager is licensed as a real estate broker in all states in which we own properties. This arrangement does not result in any additional fees paid by us.

Agreement on Investment Opportunities

Upon completion of our initial private offering in November 2012, we entered into an agreement on investment opportunities with AH LLC. As part of the Management Internalization, this agreement was amended and restated as described below under “—Management Internalization”.

The agreement on investment opportunities remains in effect unless and until it is terminated in accordance with its terms. We or AH LLC may terminate the agreement on investment opportunities with 60 days’ written notice in the event that the other party breaches the agreement in any material respect or is otherwise unable to perform its obligations under the agreement and the breach continues for a period of 30 days after written notice is delivered. AH LLC may also terminate the agreement if we become a regulated “investment company” under the 1940 Act, in which case the agreement will be considered to have terminated immediately prior to such event. In addition, the agreement on investment opportunities is terminable by us upon the occurrence of a change of control of AH LLC.

AH LLC may not assign its rights and obligations under the agreement on investment opportunities (whether by merger, consolidation, operation of law or otherwise) other than to a controlled affiliate without the consent of our board of trustees, including a majority of the independent trustees.

Option Settlement

Upon completion of our initial private placement in November 2012, we entered into a subscription agreement with AH LLC under which we provided AH LLC the option to purchase $50 million of our Class A common shares for cash at $15.00 per share no later than November 21, 2015 or at the time of our initial public offering, whichever is earlier. On April 16, 2013, we and AH LLC entered into an amendment to the subscription agreement that resulted in our issuance of net Class A common shares to AH LLC having a value, based on $17.25 per share, equal to the excess of $17.25, the then most recent per share price at which our Class A common shares were traded as reported by the FBR PLUS System, over $15.00 per share (i.e., $2.25 per share), multiplied by the number of shares subject to the original option, resulting in a total issuance of 434,783 Class A common shares. These shares are subject to restrictions on resale.

December 2012 Acquisition of Properties Owned by AH LLC

As contemplated in our initial private placement, on December 31, 2012, AH LLC made an approximately $50.0 million investment in our company and our operating partnership through the contribution to us of 367 single-family properties (substantially all of which were not yet leased to tenants) valued at approximately $49.4 million, AH LLC’s “cost,” and approximately $0.6 million in cash. For these purposes, “cost” means AH LLC’s purchase price plus renovation costs incurred through November 5, 2012, an acquisition fee of 5% (based on the purchase price plus renovation costs incurred through November 5, 2012) and all other out-of-pocket costs anticipated to have been incurred by AH LLC in connection with the contribution of the properties, including transfer costs, title insurance premiums and legal fees. At the time of this contribution, we issued 3,300,000 Class A common shares and 667 Class B common shares, and our operating partnership issued 32,667 Class A units to AH LLC in exchange for the properties at $15.00 per share or unit. We are responsible for paying all costs of renovating the properties incurred after November 5, 2012 and the acquisition fees related to such renovation costs.

Transactions Regarding the RJ Joint Ventures

AH LLC formed the RJ joint ventures with accredited investors identified by Raymond James to own and operate residential homes as rental properties. The RJ joint ventures have raised a total of approximately $45 million from high net worth individual investors and currently own an aggregate of 377 homes in 12 markets.

The RJ joint ventures target an annual cumulative non-compounded 6% preferred return plus a portion of any capital gains driven by increases in cash flow or home appreciation. After the investors have received a 6% preferred return, AH LLC receives a promoted interest ranging from 15% to 35% of all remaining distributions. If AH LLC receives less than a 6% preferred return, AH LLC will receive interest at 6% per annum on its preferred distribution shortfall prior to any distributions to investors in excess of their 6% preferred return.

RJ1

Under the terms of a contribution agreement entered into in December 2012, our operating partnership acquired AH LLC’s approximately one-third equity interest in RJ1 and 20% of its promoted interest in exchange for 653,492 3.5% convertible perpetual preferred units, at an agreed-upon price per unit of $15.00, with an aggregate liquidation preference of approximately $9.8 million. Following this acquisition, an affiliate of AH LLC made an $11 million loan to RJ1 on January 14, 2013 that bears interest at a rate of LIBOR plus 1.5%, adjusted monthly, and matures in January 2014. The loan proceeds were distributed to each of the members of RJ1 in accordance with RJ1’s limited liability company agreement. Our operating partnership received approximately $3.4 million of the loan proceeds.

In June 2013, AH LLC transferred the remaining 80% of the promoted interest to our operating partnership and converted its 653,492 3.5% convertible perpetual preferred units into 653,492 Class A units, and our operating partnership made a $7.6 million loan to RJ1, the proceeds of which were used to repay the remaining balance on the $11 million loan from an affiliate of AH LLC.

RJ2

In June 2013, AH LLC contributed to our operating partnership all of its equity interest and 100% of its promoted interest in RJ2 at its equity interest valuation at formation of approximately $12.2 million. The consideration for the contribution consisted of 705,167 Class A units valued at a price per unit of $17.25.

Bridge Loan

In anticipation of our entry into our credit facility, in February 2013, we entered into a $250 million bridge loan with Wells Fargo. The bridge loan is guaranteed by Tamara Hughes Gustavson, the daughter of Mr. Hughes, the chairman of our board of trustees. Ms. Gustavson received no payment or other forms of compensation from us in connection with the guarantee. On March 14, 2013, we repaid the bridge loan with the proceeds from our follow-on private placement. The bridge loan expired in May 2013.

Acquisition of the AH LLC Portfolio

On February 28, 2013, pursuant to a contribution agreement with AH LLC, we acquired the AH LLC Portfolio for a maximum agreed upon value of approximately $491.7 million in exchange for approximately 31 million Series C units and approximately 634,000 Class B common shares (in the ratio of one Class B common share for each 49 Series C units), in each case based on a price per unit or share of $15.50. On the Conversion Date, the Series C units may be converted into Class A units. At any time, at the option of holders, the Series C units may be converted into Class A units, which we refer to as the “Conversion Date.” See “Operating Partnership and the Partnership Agreement—Series C Convertible Units” for a discussion of the terms of the Series C Units.

In addition to the properties we acquired, at the time of the acquisition, AH LLC had approximately 224 homes in escrow or subject to outstanding offers for an estimated total investment of approximately $33.5 million. AH LLC will either assign us the contracts and offers for these homes (if assignable) for no consideration or acquire these homes and immediately sell them to us for cash at its cost. In either circumstance, we will acquire these homes for cost plus a fee of 5% of the acquisition and estimated renovation costs.

Management Internalization

From our formation through June 10, 2013, we were externally managed and advised by our former manager, and the leasing, managing and advertising of our properties was overseen and directed by our former property manager. On June 10, 2013, we completed a series of transactions to implement the Management Internalization, and our operating partnership acquired our former manager and our former property manager from AH LLC in exchange for 4,375,000 Series D units and 4,375,000 Series E units.

The agreements related to the Management Internalization (as well as the other agreements described in this section) were negotiated between related parties, and their terms, including fees and amounts payable, may not be as favorable to us as if they had been negotiated with unaffiliated third parties.

Acquisition of Our Former Manager and Our Former Property Manager

Our operating partnership acquired our former manager and our former property manager in exchange for 4,375,000 Series D units and 4,375,000 Series E units. All administrative, financial, property management, marketing and leasing personnel, including executive management, became fully dedicated to us. Acquisition and renovation personnel have continued to remain employees of AH LLC or its affiliates. On September 10, 2014, we have the right to offer employment to all such personnel, which employment would commence on December 10, 2014, and AH LLC is obligated to cooperate in transitioning those employees who accept our offers of employment. Until such time as we have completed our hiring of such acquisition and renovation personnel as described above, AH LLC will pay us a monthly fee of $100,000 for maintenance and use of certain intellectual property transferred to us in the Management Internalization. Our Chief Operating Officer, Mr. Corrigan, remains responsible for overall acquisition and renovation activity.

Amended and Restated Agreement on Investment Opportunities

In connection with the Management Internalization, the agreement on investment opportunities was amended and restated as follows:

•

Exclusive Acquisition Vehicle. Under the original agreement, we were AH LLC’s exclusive vehicle for acquiring single-family properties, subject to certain limited exceptions. However, AH LLC was permitted to render property management and investment advisory fee services for third parties. After the Management Internalization, we now render these services, and AH LLC is precluded from doing so.

•

Acquisition Fees. We pay AH LLC a fee equal to 5% of the sum of the purchase price and initial renovation costs of each property that we acquire, and AH LLC pays all expenses related to acquisition and renovation personnel, including all internal and third-party costs related to the investigation of properties not acquired by us. Under the amended and restated agreement, on December 10, 2014, we will cease paying this fee to AH LLC, and AH LLC will cease rendering acquisition and renovation services for us. On September 10, 2014, we will have the right to offer employment that would commence on December 10, 2014, to all of AH LLC’s acquisition and renovation personnel necessary for our operations, and AH LLC is required to cooperate in transitioning any employees who choose to accept our offer. If we elect not to transition employees from AH LLC, we could engage AH LLC on mutually acceptable terms to continue to provide acquisition and renovation services. In addition, the amended and restated agreement provides that no acquisition fee was payable to AH LLC by any party in connection with the Alaska Joint Venture Acquisition.

•

Intellectual Property Fee. During the period that we pay AH LLC a fee for acquisition and renovation services, AH LLC is required to pay us a monthly fee of $100,000 for maintenance and use of certain intellectual property transferred to us in the Management Internalization.

•

Future Investment Vehicles. Under the original agreement on investment opportunities, AH LLC received 80% of the promoted interests in respect of outside capital invested in any investment vehicles formed after our initial private placement and before November 21, 2015 throughout the terms of those vehicles. Under the amended and restated agreement, AH LLC has foregone any right to receive any promoted interests in any investment vehicles formed after the closing of the Management Internalization.

The duration, termination and assignment provisions in the agreement on investment opportunities remained unchanged from the original agreement.

Registration Rights Agreement

In connection with the Management Internalization, we entered into a registration rights agreement with AH LLC providing for registration rights exercisable after December 10, 2015. After June 10, 2015, if we are eligible to file a shelf registration statement under the Securities Act with the SEC, AH LLC has a right to request that we file and maintain a shelf registration statement to register for resale the Class A common shares and securities convertible into Class A common shares that are held by AH LLC. In addition, AH LLC has the right to request that we cooperate with AH LLC in up to three underwritten offerings of our Class A common shares under the shelf registration statement, provided such right may not be invoked more often than once every six months (subject to suspension rights in favor of our company) and each such underwritten offering generally must yield gross proceeds to AH LLC of not less than $100 million per offering. After December 10, 2015, AH LLC has unlimited “piggyback” registration rights to include the Class A common shares and securities convertible into Class A common shares that AH LLC owns in other registration statements that we may initiate, subject to certain conditions and limitations (including cut-back rights in favor of our company). Under the registration rights agreement with AH LLC, we pay all expenses relating to registrations, and AH LLC pays all underwriting discounts and commissions relating to the sale of its Class A common shares. The registration rights agreement also contains other customary terms, including for indemnification. The registration rights agreement will terminate when AH LLC may freely sell its Class A common shares pursuant to Rule 144 under the Securities Act. In July 2013, the registration rights agreement was subsequently amended to provide for the registration of any Class A common shares beneficially owned by AH LLC at any time during the term of the agreement.

Lock-up Agreement

The Series D and Series E units that AH LLC received in the Management Internalization are subject to a lock-up until 180 days after the closing of our initial public offering, which lock-up cannot be waived without the written consent of Goldman, Sachs & Co.

Intellectual Property

AH LLC contributed all licenses and intellectual property including, without limitation, rights to the trade name “American Homes 4 Rent” (provided that AH LLC is entitled to use such name until December 10, 2014) and all intellectual property related to the accounting systems and customized data systems necessary for the acquisition, asset management, renovation and property management functions. AH LLC pays a $100,000 per month fee to us to utilize the intellectual property and services related to its maintenance and use until the expiration of the arrangement by which AH LLC provides acquisition and renovation services.

Employee Administration Agreement

Effective upon the closing of the Management Internalization, we entered into an employee administration agreement with MMI, an affiliate of AH LLC, to obtain the exclusive services of our management and property management personnel, who were previously employees of MMI under the direction of AH LLC. Pursuant to this agreement, MMI continues to provide us with dedicated personnel to staff all general and administrative functions necessary to operate our business. The agreement obligates MMI to provide all personnel and any facilities, goods and equipment necessary to perform the services we need, including general and administrative services such as SEC reporting, Sarbanes-Oxley compliance, accounting, audit, finance, tax, benefits, compensation and human resource administration, property management, risk management, marketing, and legal. Pursuant to the agreement, we obtained the exclusive services of the employees dedicated to us for all management and other personnel dedicated to our business and are able to direct MMI to implement employment decisions with respect to the employees dedicated to us. We are required to reimburse MMI for all compensation and benefits and costs associated with the employees dedicated to us, on a pass-through basis. We do not pay any fee or any other form of compensation to MMI. MMI is owned by Tamara Hughes Gustavson, the daughter of Mr. Hughes, the chairman of our board of trustees, the B. Wayne Hughes Jr. Living Trust (who together control MMI), the Singelyn Family Trust and Mr. Goldberg. The employee administration agreement with MMI will terminate on January 1, 2014, and is not renewable, unless our independent trustees determine to renew it. By that date, if not renewed, we would implement all general and administrative functions necessary to operate our business and directly employ those employees dedicated to us who provide all management and other personnel utilized in conducting our business.

Captive Insurance Company

Until the Management Internalization, a component of our property insurance (covering the first loss of $125,000 per property) was provided by a captive insurance company affiliated with our former manager. As part of the Management Internalization, we cancelled our insurance with the captive insurance company, which eliminated the approximately $195 per property annual premium payable to the captive insurance company and resulted in us self-insuring this component of our property insurance going forward.

Alaska Joint Venture Acquisition

Alaska Joint Venture

In July 2012, AH LLC and APFC formed the Alaska Joint Venture under the Alaska Joint Venture Agreement. APFC contributed $600 million to the Alaska Joint Venture, and AH LLC contributed an additional $150 million. AH LLC had a promoted interest in the Alaska Joint Venture in addition to owning 20% of its equity.

As of April 12, 2013, the Alaska Joint Venture owned 4,778 single-family properties for an estimated total investment of $730.4 million (excluding 43 California properties that were sold to a third party in May 2013 for approximately $11.3 million at a gain of approximately $2.2 million). As of July 31, 2013, approximately 4,260 of the Alaska Joint Venture’s 4,778 properties were rent-ready, including approximately 4,027 that were leased.

Agreement for Alaska Joint Venture Acquisition

General

On June 11, 2013, APFC and AH LLC contributed their interests in the Alaska Joint Venture to our operating partnership, and the Alaska Joint Venture became wholly owned by our operating partnership.

Valuation of the Alaska Joint Venture

The 4,778 properties owned by the Alaska Joint Venture as of April 12, 2013 (excluding 43 California properties that were sold to a third party in May 2013) were valued by applying a capitalization rate of 5.65% to the “net cash flow” of these properties, resulting in an agreed upon valuation for these properties of approximately $904.5 million.

For these purposes, “net cash flow” is, with respect to each property, its annual (actual or estimated) gross rental income less estimated operating expenses (including property management fees, leasing fees and premiums paid to the captive insurance company). The estimated net cash flow for the properties is based solely on data and estimates provided by AH LLC in connection with the acquisition and calculated on a non-GAAP basis. The actual net cash flow from the properties may differ from the estimates based on numerous factors, including difficulties we experience in leasing the properties, greater than anticipated property operating expenses and/or capital expenditures, as well as other risks. Moreover, although the capitalization rate applied to the estimated net cash flow for purposes of the valuation formula is generally consistent with the underwriting standards we apply when analyzing potential property acquisitions, we are employing a new and untested business model, and our underwriting standards are based on limited experience.

All properties acquired by the Alaska Joint Venture between April 12 and April 30, 2013 were valued at cost (including a 5% acquisition fee). The Alaska Joint Venture has assigned to us eight properties in escrow, and such properties were acquired subject to customary closing conditions.

Consideration Paid to APFC and AH LLC

In consideration for the 4,778 properties owned by the Alaska Joint Venture at April 12, 2013, we issued 43,609,394 Class A common shares to APFC, and our operating partnership issued 12,395,965 Class A units to

AH LLC. The consideration for the Alaska Joint Venture was allocated between APFC and AH LLC as if the Alaska Joint Venture had been valued as of June 30, 2013 in accordance with the Alaska Joint Venture Agreement, except that APFC’s share of the consideration was increased by $3.0 million and AH LLC’s share was decreased by that amount.

Renovation of 4,778 Properties

All of the Alaska Joint Venture’s net monetary assets (generally, cash, including the net proceeds from the sale of the 43 California properties, an imputed amount equal to the cost of properties acquired between April 12 and April 30, 2013, receivables and deposits for properties in escrow less payables and other liabilities as of April 30, 2013) are available to fund all costs incurred in connection with the initial repair and renovation of the 4,778 properties owned by the Alaska Joint Venture at April 12, 2013 prior to initial leasing of the properties following the Alaska Joint Venture Acquisition.

At December 31, 2013, any remaining net monetary assets will be distributed to APFC and AH LLC in accordance with the terms of the Alaska Joint Venture Agreement. If the net monetary assets are insufficient to fund these renovations, AH LLC will be responsible for paying for them.

Board Seat and Management Rights

APFC has the option to designate an additional member to our board of trustees, subject to our board’s approval.

Registration Rights

In connection with the Alaska Joint Venture Acquisition, we entered into a registration rights agreement with APFC at the same time we entered into the contribution agreement. Under the terms of that agreement, we are required to file a Form S-3 registration statement once we become eligible to rely on that form for registration of securities, and we are required to attain such eligibility at the earliest practicable date. Thereafter, we will be required to maintain that registration statement in effect and to facilitate up to three underwritten offerings of our Class A common shares under the shelf registration statement (subject to suspension rights in favor of our company). Beginning 180 days after the date of this prospectus, APFC has unlimited “piggyback” registration rights to include the Class A common shares that APFC acquired through the Alaska Joint Venture Acquisition in other registration statements that we may initiate, subject to certain conditions and limitations. Under the registration rights agreement, we are required to pay all expenses relating to registrations, and APFC is required to pay all underwriting discounts and commissions relating to the sale of its Class A common shares. The registration rights agreement also contains other customary terms, including indemnification. The registration rights agreement will terminate when APFC may freely sell its Class A common shares pursuant to Rule 144 under the Securities Act.

Lock-Up Agreement

The Class A common shares that APFC received in the Alaska Joint Venture Acquisition are subject to a lock-up until 180 days after July 31, 2013, which lock-up cannot be waived without the written consent of Goldman, Sachs & Co.

Concurrent Private Placements with AH LLC and APFC

In August 2013, concurrently with our initial public offering, AH LLC purchased 3,125,000 of our Class A common shares and APFC purchased 1,562,500 of our Class A common shares in private placements at the initial public offering price of $16.00 per share, for total gross proceeds of $75 million. At the time we entered into a purchase agreement with AH LLC in connection with the concurrent private placement, we also amended our registration rights agreement with AH LLC to provide for the registration for resale of any Class A common shares beneficially owned by AH LLC at any time during the term of the registration rights agreement.

Outside Business Interests of AH LLC

At July 31, 2013, AH LLC also owned directly 108 homes. Most of them are held for sale to third parties.

2012 Incentive Plan

Prior to completion of our initial private placement in November 2012, our board of trustees adopted and our shareholders approved the 2012 Incentive Plan, pursuant to which awards may be provided to certain employees, trustees and consultants providing services to us and our affiliates. We have granted an aggregate of (1) 280,000 options to purchase our Class A common shares to our executive team and (2) 50,000 options to purchase our Class A common shares to our independent trustees under the 2012 Incentive Plan that vest ratably over a period of four years from the date of grant. In April 2013, our board of trustees approved an amendment to the 2012 Incentive Plan allowing for an increase in the maximum number of Class A common shares available for issuance from 1.5 million to 6 million. This increase will be reversed unless at least 200 million Equity Units are outstanding on or before December 31, 2013. Currently, 5,330,000 of our Class A common shares are available for issuance in the future under the 2012 Incentive Plan. Our board of trustees amended and restated the 2012 Incentive Plan, effective as of June 6, 2013.

Indemnification Agreements

We have entered into indemnification agreements with each of our trustees and our executive officers that provide for indemnification and advance of expenses to the maximum extent permitted by Maryland law.

Related Party Transaction Policy

We have adopted a written policy for the review and approval of related party transactions requiring disclosure under Item 404(a) of Regulation S-K. This policy provides that either the Audit Committee of our board of trustees or our full board of trustees is responsible for reviewing and approving or disapproving all interested transactions, meaning any transaction, arrangement or relationship in which (1) the amount involved may be expected to exceed $120,000 in any fiscal year, (2) our company or one of our subsidiaries will be a participant and (3) a related person has a direct or indirect material interest. A related person is defined as an executive officer, trustee or nominee for election as trustee, or a greater than 5% beneficial owner of our Class A common shares, or an immediate family member of the foregoing. The policy may deem certain interested transactions to be pre-approved.

INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

Our Investment Policies

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of trustees without shareholder approval. We cannot assure you that our investment objectives will be attained.

Investment in Real Estate and Interests in Real Estate

We conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to generate attractive, risk-adjusted returns for our shareholders through dividends and capital appreciation. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our business and growth strategies, see “Our Business and Properties—Our Business and Growth Strategies.”

We pursue our investment objectives primarily through the ownership by our operating partnership of single-family rental properties. Future investment activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for U.S. federal income tax purposes. In addition, we may purchase or lease other income-producing properties for long-term investment or sell such properties, in whole or in part, when circumstances warrant.

We may also participate with third parties in property ownership through investment vehicles, including joint ventures, partnership arrangements or other types of co-ownership. These types of investments may permit us to own interests in larger portfolios of properties and, therefore, provide us with flexibility in structuring our portfolio. We may participate in these investment vehicles even if we have funds available for investment. We will not, however, enter into an investment vehicle that would not otherwise meet our investment policies, as established or modified by our board of trustees from time to time, including the following guidelines:

•	We intend to make an investment of at least 10% of the aggregate investment by all parties in such investment vehicle;

•	Our investment in such investment vehicles shall not be subject to any promoted interests;

•

None of our trustees, officers or employees may invest personally in such investment vehicles (other than indirectly through their respective ownership of our common shares or OP units in our operating partnership);

•

We may invest jointly in such investment vehicles with AH LLC or its affiliates if our board of trustees believes that such joint investment is the best alternative for acquiring properties at that time; and

•	Any of our investments in such investment vehicles must be approved by a majority of our independent trustees.

These guidelines do not apply to our former manager’s existing investment vehicles.

The structure and terms of the investment vehicles may vary and will depend on market conditions. We will manage the residences owned by these investment vehicles. Any of these transactions would require approval by a majority of our independent trustees.

We do not have a specific policy to acquire assets primarily for capital gain or primarily for income.

Investments in Real Estate Mortgages

While our business and growth strategies emphasize equity investments in single-family rental properties, we may, at the discretion of our board of trustees, invest in mortgages, including NPLs, consistent with our qualification as a REIT. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Subject to the percentage of ownership limits and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We do not intend to underwrite securities of other issuers.

Purchase and Sale of Investments

We expect to invest in our properties primarily for generation of current rental income and long-term capital appreciation. Although we do not currently intend to sell our properties, we may deliberately and strategically dispose of certain properties in the future and redeploy funds into new acquisitions that align with our strategic objectives.

Lending Policies

We do not expect to engage in any significant lending in the future. However, we do not have a policy limiting our ability to make loans to other persons, although our ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act of 2002. Subject to tax rules applicable to REITs, we may choose to guarantee debt of certain joint ventures with third parties. Our board of trustees may adopt a formal lending policy in the future without notice to or consent of our shareholders.

Issuance of Additional Securities

If our board of trustees determines that obtaining additional capital would be advantageous to us, we may, without shareholder approval, issue debt or equity securities, including causing our operating partnership to issue additional OP units, retain earnings (subject to the REIT distribution requirements for U.S. federal income tax purposes) or pursue a combination of these methods. As long as our operating partnership is in existence, the proceeds of all equity capital raised by us will be contributed to our operating partnership in exchange for additional OP units, which will dilute the ownership interests of any other limited partners.

We may offer our common shares, OP units, or other debt or equity securities in exchange for cash, real estate assets or other investment targets, and to repurchase or otherwise re-acquire our common shares, OP units or other debt or equity securities. We may issue preferred shares from time to time, in one or more classes or series, as authorized by our board of trustees without the need for shareholder approval. We have not adopted a specific policy governing the issuance of senior securities at this time.

Reporting Policies

We are subject to the information reporting requirements of the Exchange Act, pursuant to which we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Investment Company Act of 1940

We intend to conduct our operations so that neither we nor any of our subsidiaries are required to register as an investment company under the 1940 Act. Investments are also subject to our policy not to be treated as an investment company under the 1940 Act.

Our Financing Strategy

Although we do not believe we need to use leverage to execute our business strategy, we may use leverage to increase potential returns to our shareholders in the future. Our decision to use leverage will be based on our assessment of a variety of factors, including the terms of available credit and our outlook for borrowing costs relative to the unleveraged yield on our assets. Any decision as to the use of leverage and the terms of any financings will be made by our board of trustees and will not be subject to shareholder approval. While we are not restricted by our governing documents in the amount of leverage that we may use, we do not anticipate that the ratio of loan-to-value (based on the estimated value of our assets at the time of incurrence) will exceed 50% at the time of any incurrence.

As our company grows, we may seek to access financing sources other than indebtedness. These sources may include securitizations, issuances of common or preferred shares by us and issuances of OP units, including classes or series of common or preferred OP units. Based in part on the experience of our executive team at Public Storage, we believe that preferred shares provide an attractive source of permanent capital. In addition, we will seek to participate in investment vehicles with third-party investors as an alternative source of equity to grow our business. Our executive officers have substantial experience organizing and managing investment vehicles with third-party investors, including during their time at Public Storage. There can be no assurance that we will be able to access these financing sources on favorable terms or at all.

On March 7, 2013, we entered into a $500 million credit facility with Wells Fargo. On September 30, 2013, we amended our credit facility to add J.P. Morgan Chase Bank as a lender, expand our borrowing capacity under the credit facility to $800 million and extend the repayment period to September 30, 2018. The amount that we may borrow under our credit facility is generally based on the borrowing base. Our credit facility bears interest at 30-day LIBOR plus 2.75% until March 2017, and thereafter, at 30-day LIBOR plus 3.125%. At August 31, 2013, we had $94 million of borrowings outstanding under our credit facility and cash and cash equivalents on hand of approximately $128 million. As of the date of this prospectus, we are currently in discussions with lending institutions and rating agencies regarding potential financing and securitization transactions. The discussions are preliminary in nature, and we cannot assure you that we will enter into any of these potential transactions.

Policies with Respect to Certain Transactions

We have adopted a written policy for the review and approval of related party transactions requiring disclosure under Item 404(a) of Regulation S-K. See “Certain Relationships and Related Party Transactions—Related Party Transaction Policy.”

STRUCTURE AND FORMATION OF OUR COMPANY

Our Structure

We were formed as a Maryland REIT on October 19, 2012. The following chart illustrates our current organizational structure:

[1]	Our trustees, our executive officers, our dedicated personnel and others have been granted options to purchase an aggregate 670,000 of our Class A common shares under the 2012 Incentive Plan.
[2]	Consists of 6,860,783 Class A common shares and 635,075 Class B common shares.
[3]	Consists of 13,787,292 Class A units, 31,085,974 Series C units, 4,375,000 Series D units and 4,375,000 Series E units.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common shares and common shares into which our OP units may be exchangeable by (1) each of the executive officers named in the table appearing under the caption “Management—Our Trustees and Executive Officers,” (2) each of our trustees, (3) all of our executive officers and trustees as a group, and (4) each person known by us to be the beneficial owner of 5% or more of our common shares and OP units. The table does not reflect the issuance of any Series A Participating Preferred Shares in this offering.

The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Each person named in the table has sole voting and investment power with respect to all of the common shares shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. Unless otherwise indicated, the address of each named person is c/o American Homes 4 Rent, 30601 Agoura Road, Suite 200, Agoura Hills, California 91301. The following table sets forth information, as of August 21, 2013, known to us about the beneficial ownership of our common shares and our OP units prior to and immediately after this offering.

Name of Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Number of Common Shares and OP Units Beneficially Owned(2)	Percentage of All Class A Common Shares(1)	Percentage of All Common Shares and OP Units Beneficially Owned(2)
Five Percent or Greater Beneficial Owners:
American Homes 4 Rent LLC(3)(4)	6,860,783	61,119,124	3.7%	25.6%
Alaska Permanent Fund Corporation(5)	45,171,894	45,171,894	24.4%	18.9%

Trustees and Executive Officers:
B. Wayne Hughes	—	—	—	—
David P. Singelyn(3)(6)(11)	6,880,983	61,139,324	3.7%	25.6%
Jack Corrigan(3)(7)(11)	200	200	*	*
Peter J. Nelson(11)	13,333	13,333	*	*
David Goldberg(3)(8)(11)	100	100	*	*
Sara H. Vogt-Lowell(11)	3,875	3,875	*	*
Vincent Chan(11)	1,000	1,000	*	*
Dann V. Angeloff(9)(12)	21,400	21,400	*	*
Matthew J. Hart(12)	12,500	12,500	*	*
James H. Kropp(10)(12)	13,000	13,000	*	*
Lynn Swann(12)	11,000	11,000	*	*
Kenneth Woolley(12)	34,333	34,333	*	*
All trustees and executive officers as a group (12 persons)(3)(11)(12)	6,991,724	61,250,065	3.8%	25.6%

*	Represents less than 1.0%.
(1)	Assumes 184,856,219 Class A common shares are outstanding as of the date of this prospectus.
(2)	Assumes a total of 239,114,560 common shares and OP units (which OP units may be redeemed for cash or, at our option, exchanged for our Class A common shares) outstanding as of the date of this prospectus, excluding OP units held by our company. Does not reflect Class A common shares reserved for potential future issuance under our 2012 Incentive Plan.
(3)

HF Investments 2010, LLC, which is comprised of trusts established by Mr. Hughes for certain of his heirs, owns approximately 88.66% membership interest in AH LLC. The balance of the membership interest of AH LLC is owned by entities owned by family members of Mr. Singelyn (4.93% membership interest), Mr. Corrigan (4.93% membership interest), and Mr. Marvin M. Lotz (0.5% membership interest) and individually by Mr. Goldberg (1% membership interest). Mr. Singelyn is the sole manager of HF Investments 2010, LLC and AH LLC. As the sole manager of AH LLC, Mr. Singelyn has voting and dispositive power over the 61,119,124 common shares and OP units directly owned by AH LLC and may be deemed to have beneficial ownership over such securities. The address of AH LLC is 30601 Agoura Road, Suite 200, Agoura Hills, California 91301.
(4)	AH LLC ownership interests include:
(i) 6,860,783 Class A common shares issued by us prior to this offering ;
(ii) 635,075 Class B common shares issued by us (for voting purposes, each Class B common share entitles the holder to 50 votes on all matters on which the holders of Class A common shares are entitled to vote);
(iii) 13,787,292 Class A units issued by our operating partnership;
(iv) 31,085,974 Series C units issued by our operating partnership;
(v) 4,375,000 Series D units issued by our operating partnership; and
(vi) 4,375,000 Series E units issued by our operating partnership.
See “Our Business and Properties—Our History and Capitalization” and “Certain Relationships and Related Party Transactions.”
(5)	Acting for and on behalf of the funds which APFC is designated by Alaska Statutes 37.13 to manage and invest. This information is based on a Schedule 13G filed on August 12, 2013 by the Alaska Permanent Fund Corporation to report that it has sole voting and dispositive power over such shares.
(6)	Includes 100 Class A common shares registered to and beneficially owned by Mr. Singelyn, 100 Class A common shares registered to and beneficially owned by Mr. Singelyn’s wife, 20,000 Class A common shares registered to an entity for the benefit of Mr. Singelyn and members of his family and all of the ownership interest of AH LLC and to which Mr. Singelyn has voting and dispositive power. See Notes 4 and 5 above.
(7)	Includes 100 Class A common shares registered to and held beneficially by Mr. Corrigan’s wife. Does not include any beneficial interest Mr. Corrigan may have in common shares and OP units held by AH LLC. See Notes 4 and 5 above.
(8)	Does not include any beneficial interest Mr. Goldberg may have in common shares and OP units held by AH LLC. See Notes 4 and 5 above.
(9)	Represents Class A common shares issued to entities for the benefit of Mr. Angeloff and members of his family to which Mr. Angeloff has voting and dispositive power.
(10)	Includes 10,000 Class A common shares registered to the Millennium Trust Company LLC, custodian FBO James H. Kropp IRA.
(11)	Excludes an aggregate of 280,000 options to purchase our Class A common shares granted to our executive team under the 2012 Incentive Plan upon the completion of our initial private placement that vest ratably over a period of four years from the date of grant and none of which are exercisable in the next 60 days.
(12)	Does not reflect a grant of 10,000 options to purchase Class A common shares made to each independent trustee upon completion of our initial private placement in November 2012 that vest ratably over a period of four years from the date of grant and none of which are exercisable in the next 60 days.

DESCRIPTION OF SERIES A PARTICIPATING PREFERRED SHARES

The description of certain terms and provisions of our Series A Participating Preferred Shares contained in this prospectus does not purport to be complete and is in all respects subject to, and qualified in its entirety by reference to our declaration of trust, including the Articles Supplementary setting forth the terms of our Series A Participating Preferred Shares, our bylaws and Maryland law.

For purposes of this section, references to “we,” “our” and “our company” refer only to American Homes 4 Rent and not to any of its subsidiaries.

General

Under our declaration of trust, we are currently authorized to issue up to 100,000,000 preferred shares of beneficial interest, $0.01 par value per share. Our declaration of trust further provides that our board of trustees may classify any unissued preferred shares into one or more classes or series of shares by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such preferred shares. Prior to the completion of this offering, there will be no preferred shares outstanding. There are generally no preemptive rights with respect to our Series A Participating Preferred Shares.

Maturity

The Series A Participating Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption (except as described below under “—Redemption—Redemption upon an Absence of Suitable Indices Event” and “—Conversion—Conversion upon an Absence of Suitable Indices Event”), and will remain outstanding indefinitely unless (i) we redeem such Series A Participating Preferred Shares at our option as described below in “—Redemption,” (ii) we convert such Series A Participating Preferred Shares at our option as described below in “—Conversion Rights—Conversion at Our Option” or (iii) subject to our special right of redemption in the event of a Change of Control (as defined below), they are converted by the holder of such Series A Participating Preferred Shares in the event of a Change of Control as described below in “—Conversion Rights—Conversion upon a Change of Control.”

Ranking

The Series A Participating Preferred Shares will rank, with respect to dividend rights and rights upon our liquidation, dissolution or winding up:

(1)	senior to our common shares and to any other class or series of our equity shares expressly designated as ranking junior to the Series A Participating Preferred Shares;

(2)	on parity with any other preferred or convertible preferred securities; and

(3)	junior to all equity shares issued by us with terms specifically providing that those equity shares rank senior to the Series A Participating Preferred Shares with respect to rights of dividend payments and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of our company, or Liquidation Event, which issuance is subject to the approval of the holders of two-thirds of the outstanding Series A Participating Preferred Shares and any parity preference shares.

The term “equity shares” does not include convertible debt securities, which debt securities would rank senior to the Series A Participating Preferred Shares.

Dividends

When, as and if authorized by our board of trustees, holders of the Series A Participating Preferred Shares will be entitled to receive cumulative cash dividends from and including the issue date, payable quarterly in arrears on the last day of March, June, September and December of each year, beginning on December 31, 2013, at the rate of 5.000% per annum on the initial liquidation preference per share (equivalent to the fixed annual rate of $1.25 per share). The first dividend is scheduled to be paid on December 31, 2013 to holders of record as of December 15, 2013 and will be a pro rata dividend from and including the original issue date to but excluding December 31, 2013 in the amount of $0.23 per share. If any dividend payment date falls on any day other than a business day as defined in the Articles Supplementary for our Series A Participating Preferred Shares, the dividend due on such dividend payment date shall be paid on the first business day immediately following such dividend payment date, and no dividends will accrue as a result of such delay. Dividends will accrue and be cumulative from, and including, the prior dividend payment date (or, if no prior dividend payment date, the original issue date of the Series A Participating Preferred Shares) to, but excluding, the next dividend payment date, to holders of record as of 5:00 p.m., New York time, on the related record date. The record dates for the Series A Participating Preferred Shares are the March 15, June 15, September 15 or December 15 immediately preceding the relevant dividend payment date, regardless of whether that day is a business day. Prior to September 30, 2020, no dividends will accrue or be paid on any HPA Amount.

On and after September 30, 2020, in lieu of the dividend rate detailed in the preceding paragraph, a dividend rate of 10.000% per annum will accrue and be paid on the initial liquidation preference per Series A Participating Preferred Share plus the HPA Amount, if any.

Our board of trustees will not authorize and we will not pay or set apart for payment dividends on our Series A Participating Preferred Shares at any time when the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits the authorization, payment or setting apart for payment or provides that the authorization, payment or setting apart for payment would constitute a breach of the agreement or a default under the agreement, or if the authorization, payment or setting apart for payment shall be restricted or prohibited by law. We also have the right to withhold, from any amounts otherwise payable to you, with respect to all distributions (deemed or actual) to the extent that withholding is or was required for such distributions under applicable tax withholding rules. See “Material U.S. Federal Income Tax Considerations.” You should review the information appearing above under “Risk Factors—Our future growth depends, in part, on the availability of additional debt or equity financing. If we cannot obtain additional financing on terms favorable or acceptable to us, our growth may be limited,” and the information appearing in the last paragraph under this caption “—Dividends” for information regarding the circumstances under which the terms of our credit facility with Wells Fargo may limit or prohibit the payment of dividends on the Series A Participating Preferred Shares.

Notwithstanding the foregoing, dividends on the Series A Participating Preferred Shares will accrue whether or not there are funds legally available for the payment of those dividends, whether or not we have earnings or whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are authorized. No interest, or sum in lieu of interest, will be payable in respect of any dividend payment or payments on the Series A Participating Preferred Shares that may be in arrears, and holders of the Series A Participating Preferred Shares will not be entitled to any dividends in excess of full cumulative dividends described above. Any dividend payment made on the Series A Participating Preferred Shares, including any Capital Gains Amounts, as described in the paragraph below, shall first be credited against the earliest accrued but unpaid dividend due with respect to those shares.

If, for any taxable year, we designate as a “capital gain dividend,” as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or the Code, any portion of the dividends, or the Capital Gains Amount, as determined for federal income tax purposes, paid or made available for that year to holders of all classes of our shares of beneficial interest, then, except as otherwise required by applicable law, the portion of the Capital Gains Amount that shall be allocable to the holders of the Series A Participating Preferred Shares will be in proportion to the amount that the total dividends, as determined for federal income tax purposes, paid or made available to holders of Series A Participating Preferred Shares for the year bears to the total dividends paid or made available for that year to holders of all classes of our shares of beneficial interest. In addition, except as otherwise required by applicable law, we will make a similar allocation with respect to any undistributed long-term capital gains that are to be included in our shareholders’ long-term capital gains, based on the allocation of the Capital Gains Amount that would have resulted if those undistributed long-term capital gains had been distributed as “capital gain dividends” by us to our shareholders. See “Material U.S. Federal Income Tax Considerations.”

Future distributions on our common shares and preferred shares, including the Series A Participating Preferred Shares offered hereby, will be at the discretion of our board of trustees and will depend on, among other things, our results of operations, funds from operations, cash flow from operations, financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Code, our debt service requirements and any other factors our board of trustees deems relevant. In addition, our credit facility with Wells Fargo contains provisions that could limit or, in certain cases, prohibit the payment of distributions on our common shares and preferred shares, including the Series A Participating Preferred Shares offered hereby. Accordingly, although we expect to pay quarterly cash distributions on our common shares and scheduled cash dividends on our Series A Participating Preferred Shares being offered hereby, we cannot guarantee that we will maintain these distributions or what the actual distributions will be for any future period.

Voting Rights

Holders of the Series A Participating Preferred Shares generally will have no voting rights. However, if we are in arrears on dividends, whether or not authorized or declared, on the Series A Participating Preferred Shares for six or more quarterly periods, whether or not consecutive, holders of Series A Participating Preferred Shares (voting separately as a class together with the holders of all other classes or series of parity preferred shares and upon which like voting rights have been conferred and are exercisable) will be entitled to elect two additional trustees at a special meeting called upon the request of at least 10% of such holders or at our next annual meeting and each subsequent annual meeting of shareholders, each additional trustee being referred to as a Preferred Share Trustee, until all unpaid dividends with respect to the Series A Participating Preferred Shares and such other classes or series of preferred shares with like voting rights have been paid or declared and set aside for payment. Preferred Share Trustees will be elected by a vote of holders of record of a majority of the outstanding Series A Participating Preferred Shares and any other series of parity equity shares with like voting rights, voting together as a class. Special meetings called in accordance with the provisions described in this paragraph shall be subject to the procedures in our bylaws, except that we, rather than the holders of Series A Participating Preferred Shares, will pay all costs and expenses of calling and holding the meeting.

Any Preferred Share Trustee may be removed at any time with or without cause by the vote of, and may not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding Series A Participating Preferred Shares and all other classes or series of parity preferred shares entitled to vote thereon when they have the voting rights described above (voting together as a single class). So long as a dividend arrearage continues, any vacancy in the office of a Preferred Share Trustee may be filled by written consent of the Preferred Share Trustee remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding Series A Participating Preferred Shares when they have the voting rights described above (voting as a single class with all other classes or series of parity preferred shares upon which like voting rights have been conferred and are exercisable).

So long as any Series A Participating Preferred Shares remain outstanding, we will not, without the affirmative vote or written consent of the holders of at least two-thirds of the then-outstanding Series A Participating Preferred Shares and each other class or series of parity preferred shares with like voting rights (voting together as a single class), authorize, create, or increase the number of authorized or issued shares of, any class or series of equity shares ranking senior to the Series A Participating Preferred Shares with respect to rights of dividend payments and the distribution of assets upon a Liquidation Event, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.

In addition, the affirmative vote or written consent of the holders of at least two-thirds of the outstanding Series A Participating Preferred Shares and each other class or series of parity preferred shares with like voting rights (voting together as a single class) is required for us to amend, alter or repeal any provision of our declaration of trust so as to materially and adversely affect the terms of the Series A Participating Preferred Shares. If such amendment to our declaration of trust does not equally affect the terms of the Series A Participating Preferred Shares and the terms of one or more other classes or series of parity preferred shares, the affirmative vote or written consent of the holders of at least two-thirds of the shares outstanding at the time of Series A Participating Preferred Shares, voting separately as a class, is required. Holders of the Series A Participating Preferred Shares also will have the exclusive right to vote on any amendment to our declaration of trust on which holders of the Series A Participating Preferred Shares are otherwise entitled to vote and that would alter only the rights, as expressly set forth in our declaration of trust, of the Series A Participating Preferred Shares.

In any matter in which holders of Series A Participating Preferred Shares may vote (as expressly provided in the articles supplementary setting forth the terms of the Series A Participating Preferred Shares), each Series A Participating Preferred Share shall be entitled to one vote per share.

Liquidation Preference

If we experience a Liquidation Event, holders of our Series A Participating Preferred Shares will have the right to receive the sum of (i) the initial liquidation preference, (ii) the HPA Amount (if the HPA Amount for the relevant period is a positive number) and (iii) an amount per Series A Participating Preferred Share equal to all dividends (whether or not authorized or declared) accrued and unpaid thereon to, but excluding, the date of final distribution to such holders, or the Final Liquidation Preference, before any distribution or payment is made to holders of our securities and any other class or series of our equity shares ranking junior to the Series A Participating Preferred Shares as to liquidation, dissolution or winding up. The rights of holders of Series A Participating Preferred Shares to receive this amount will be subject to the proportionate rights of any other class or series of our equity shares ranking on parity with the Series A Participating Preferred Shares as to rights upon liquidation, dissolution or winding up, and junior to the rights of any class or series of our equity shares expressly designated as ranking senior to the Series A Participating Preferred Shares.

Holders of Series A Participating Preferred Shares will be entitled to written notice of any distribution in connection with any Liquidation Event not less than 30 days and not more than 60 days prior to the distribution payment date. After payment of the full amount of the liquidating distributions to which they are entitled, holders of Series A Participating Preferred Shares will have no right or claim to any of our remaining assets. Our consolidation or merger with or into any other corporation, trust or other entity, or the voluntary sale, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a Liquidation Event.

In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of any of our shares of beneficial interest or otherwise, is permitted under Maryland law, amounts that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of Series A Participating Preferred Shares will not be added to our total liabilities.

Home Price Appreciation Amount

The initial liquidation preference for the Series A Participating Preferred Shares may be increased by the HPA Amount. The HPA Amount for any period will equal the product of the initial liquidation preference and the HPA Factor for such period. However, the HPA Amount for all periods after September 30, 2020 will be equal to the HPA Amount calculated with respect to the period ended June 30, 2020, and the HPA Amount will be subject to a cap as described below under the caption “—HPA Amount Cap.”

The HPA Amount may be realized upon (i) exercise by us of our optional redemption right or conversion right after September 30, 2017, (ii) any conversion or redemption in connection with a Change of Control (as defined below) or (iii) liquidation, dissolution or winding up of the Company. In addition, on and after September 30, 2020, dividends will accrue on the HPA Amount, if any, added to the initial liquidation preference per Series A Participating Preferred Share.

Home Price Appreciation Factor

HPA represents the cumulative change in value from June 30, 2013 of an index tracking the purchase prices of single-family homes located in our top 20 markets, by estimated total investment, as of July 31, 2013. HPA is determined using the Quarterly Purchase-Only Index, or POI, specifically the non-seasonally adjusted “Purchase-Only Index” for the “100 Largest Metropolitan Statistical Areas,” currently disclosed at the following URL: http://www.fhfa.gov/weblink/hpicbsapo.txt. The contents of the FHFA website are not incorporated by reference in or otherwise part of this prospectus. Other indices referenced in this prospectus will not be used in calculating the HPA Amount.

The POI is a weighted, repeat-sales index, meaning that it measures average price changes in repeat sales of the same single-family properties. This information is obtained by reviewing repeat transactions involving conforming, conventional mortgages purchased or securitized by Fannie Mae or Freddie Mac since January 1975. Only mortgage transactions involving single-family homes are included. Conforming refers to a mortgage that both meets the underwriting guidelines of Fannie Mae or Freddie Mac and that does not exceed the conforming loan limit that is currently $625,000 for mortgages in the contiguous United States originated after September 30, 2011. Conventional mortgages are those that are neither insured nor guaranteed by the FHA, VA or other federal government entities. Mortgages on properties financed by government-insured loans, such as FHA or VA mortgages, are excluded from the POI, as are properties with mortgages that have a principal amount exceeding the conforming loan limit.

Subject to the calculation of the HPA as described below, the value set forth in the POI, or the POI Value, with respect to each of the 21 metropolitan statistical areas (each, an “MSA”) listed below, will be used for the purpose of calculating HPA.

HPA will be calculated as follows:

(i)

The change in HPA for each MSA since June 30, 2013 will be calculated promptly following each date of FHFA’s release of the POI for each quarter, or Index Release Date, in accordance with the following equation, where “MSAx” represents any given MSA and “HPAx” represents the change in HPA for such MSA:

HPAx = ((POI Value for MSAx as of the most recent Index Release Date ÷ POI Value for MSAx as of June 30, 2013) x 100) – 100

(ii)

The “Cumulative HPA” is the sum of the twenty-one (21) products of (A) the change in HPA for a given MSA since June 30, 2013 (expressed below as “HPAx” and, for any given MSA, as calculated as described in paragraph (i) above and (B) the relative weighting for a given MSA (expressed below as “Wx” and, for any given MSA, as set forth in the table in paragraph (iii) below, divided by 100 in order to be expressed as a percentage, which will be calculated promptly following each Index Release Date in accordance with the following equation:

Cumulative HPA = ((HPA1 x W1) + (HPA2 x W2) + (HPA3 x W3) + … (HPA21 x W21)) ÷ 100

(iii)	The following relative weightings for each MSA will be used in determining Cumulative HPA in accordance with paragraph (ii) above:

MSA	Relative Weighting Applied in Determining Cumulative HPA
Dallas – Plano – Irving, TX(1)	4.754%
Fort Worth – Arlington, TX(1)	4.753%
Indianapolis – Carmel – Anderson, IN	8.880%
Chicago – Naperville – Arlington Heights, IL	7.679%
Atlanta – Sandy Springs – Roswell, GA	7.545%
Nashville – Davidson – Murfreesboro – Franklin, TN	6.390%
Houston – The Woodlands – Sugar Land, TX	6.312%
Cincinnati, OH – KY – IN	6.119%
Salt Lake City, UT	5.495%
Tampa – St. Petersburg – Clearwater, FL	5.361%
Charlotte – Concord – Gastonia, NC	5.354%
Phoenix – Mesa – Scottsdale, AZ	5.270%
Jacksonville, FL	4.776%
Las Vegas – Henderson – Paradise, NV	4.371%
Raleigh, NC	4.040%
Columbus, OH	3.167%
Orlando – Kissimmee – Sanford, FL	3.036%
Tucson, AZ	1.867%
Greensboro – High Point, NC	1.789%
Austin – Round Rock, TX	1.550%
San Antonio – New Braunfels, TX	1.490%

TOTAL (21 MSAs)	100%

(1)	Our Dallas-Fort Worth, TX market is comprised of the Dallas-Plano-Irving and Fort Worth-Arlington Metropolitan Divisions.

The change in HPA for each MSA since June 30, 2013 will be included in the calculation of “Cumulative HPA” regardless of whether it is positive, negative or zero. The home price appreciation factor, or HPA Factor, for any period will equal the product of Cumulative HPA (calculated as described above) for such period (expressed as a percentage) multiplied by a constant investor participation percentage of 50%. The HPA Amount, at any time it is measured, cannot be negative, so the liquidation preference per Series A Participating Preferred Share will always be at least $25.00.

The FHFA has historically released the POI for a given quarter near the end of the second month after the end of that quarter. We will make available each quarter the quarterly measurement showing the aggregate HPA Amount per Series A Participating Preferred Share across quarters and weighted by markets based on the POI provided by the FHFA. We will also provide updates and maintain such information on the “For Investors” page of our corporate website.

If at any time prior to September 30, 2020, the FHFA no longer publishes the POI, or if the POI no longer covers one or more of our top 20 markets as of July 31, 2013, we will promptly make a good faith selection of a publicly available alternative index or indices after examining publicly available indices that are reasonably comparable to the POI to cover the market or markets no longer covered by the POI. If we select an alternative source or sources, we will disclose the new source for calculating the HPA Amount on the “For Investors” page of our corporate website and in a Current Report on

Form 8-K filed with the SEC. If a suitable public alternative source or sources is not available, we will, at our option, either redeem or convert the Series A Participating Preferred Shares within 135 days after the date that the POI was last published, as described in “Description of our Series A Participating Preferred Shares—Redemption—Redemption upon Absence of Suitable Indices Event” (in the case of a redemption) or as described in “Description of our Series A Participating Preferred Shares—Conversion—Conversion upon an Absence of Suitable Indices Event” (in the case of a conversion). We refer to the absence of a suitable alternative source or sources herein as an Absence of Suitable Indices Event.

The following table summarizes our top 20 markets at July 31, 2013 by estimated total investment and assigns market weightings, which shall remain fixed while the Series A Participating Preferred Shares remain outstanding.

The following table also sets forth the historical percentage change in the HPA with respect to each of these markets for the period from June 30, 2012 to June 30, 2013 (which is the most recent four quarter period for which POI data is currently available) and the total weighted average percentage change in the HPA during that period. The table sets forth the methodology used to calculate the percentage change for each market and the total weighted average percentage change for all markets using the POI values for each market. In order to measure the percent change from June 30, 2012, the actual POI value for each market as of June 30, 2012 has been set at a baseline value of 100.0. For the subsequent periods, the table sets forth the change in the POI value relative to the baseline value of 100.0. The information in this table is for illustrative purposes only, is historical and is not intended to predict of future home price appreciation. See “Risk Factors—The various hypothetical figures and illustrations contained in this prospectus should not be taken as an indication or prediction of future investment results” and “Risk Factors—There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.”

Market	Relative Weighting Applied in Determining HPA(1)	FHFA POI Value (Relative to Jun 30, 2012) as of					Percentage Change in HPA from Jun 30, 2012 to Jun 30, 2013
		Jun 30, 2012(2)	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013
Dallas-Fort Worth, TX(3)	9.507%	100.0	101.6	101.9	102.8	107.5	7.5%
Indianapolis, IN	8.880%	100.0	97.8	95.9	99.7	103.0	3.0%
Greater Chicago Area, IL(4)	7.679%	100.0	101.2	97.5	98.7	106.9	6.9%
Atlanta, GA	7.545%	100.0	102.1	102.4	106.6	114.1	14.1%
Nashville, TN	6.390%	100.0	101.3	101.2	103.3	108.0	8.0%
Houston, TX	6.312%	100.0	102.8	104.2	106.4	111.2	11.2%
Cincinnati, OH	6.119%	100.0	100.8	97.5	97.1	102.8	2.8%
Salt Lake City, UT	5.495%	100.0	101.3	102.7	107.5	112.6	12.6%
Tampa, FL	5.361%	100.0	100.2	100.7	101.0	108.6	8.6%
Charlotte, NC	5.354%	100.0	100.8	97.5	102.7	106.7	6.7%
Phoenix, AZ	5.270%	100.0	107.5	112.3	115.0	123.4	23.4%
Jacksonville, FL	4.776%	100.0	102.9	100.3	108.3	111.3	11.3%
Las Vegas, NV	4.371%	100.0	105.0	112.9	115.9	126.5	26.5%
Raleigh, NC	4.040%	100.0	101.1	97.6	101.0	103.5	3.5%
Columbus, OH	3.167%	100.0	102.4	97.1	98.6	103.8	3.8%
Orlando, FL	3.036%	100.0	106.0	109.9	109.2	117.5	17.5%
Tucson, AZ	1.867%	100.0	104.8	104.2	102.7	106.9	6.9%
Greensboro, NC	1.789%	100.0	104.7	102.1	105.0	107.0	7.0%
Austin, TX	1.550%	100.0	101.7	101.1	102.7	109.9	9.9%
San Antonio, TX	1.490%	100.0	95.8	102.2	101.2	102.5	2.5%

Total / Weighted Average	100.0%						9.6	%(5)

(1)	Based on estimated total investment in each market as of July 31, 2013. These will be the weighting factors for measurement of HPA.

(2)	For the illustrative purposes of this table, the HPA has been indexed as of June 30, 2012 and, as such, a baseline index value of 100.0 has been assigned to each market as of such date. The FHFA POI Values with respect to the other periods presented are relative measures calculated in relation to the baseline index value. The actual HPA will be indexed as of June 30, 2013. See the table on the following page for an illustration of how the HPA will be indexed as of June 30, 2013.
(3)	Our Dallas-Fort Worth, TX market is comprised of the Dallas-Plano-Irving and Fort Worth-Arlington Metropolitan Divisions, with each division being given equal weighting for purposes of determining HPA.
(4)	The home price index for the Greater Chicago Area, IL market is Chicago-Naperville-Arlington Heights, IL.
(5)	Represents the total weighted average percentage change in the HPA for the period from June 30, 2012 to June 30, 2013, based on the market weighting percentages set forth above.

The following table sets forth, for each of our top 20 markets, the actual POI value as of June 30, 2013, which is the most recent date for which POI data is available and the date from HPA will be measured for purposes of calculating the HPA Amount. The table also sets forth the calculations performed in order to assign a baseline value of 100.0 for all markets as of June 30, 2013 for purposes of calculating the change in HPA for such markets relative to such date.

Market	Relative Weighting Applied in Determining HPA(1)	Actual POI Value as of Jun 30, 2013(2)	Multiplier Applied to Establish Baseline Value(3)	Assigned Baseline Value(4)
Dallas-Fort Worth, TX(5)	9.507%	187.5	0.533	100.0
Indianapolis, IN	8.880%	164.5	0.608	100.0
Greater Chicago Area, IL(6)	7.679%	182.2	0.549	100.0
Atlanta, GA	7.545%	174.2	0.574	100.0
Nashville, TN	6.390%	230.7	0.433	100.0
Houston, TX	6.312%	241.2	0.415	100.0
Cincinnati, OH	6.119%	166.3	0.601	100.0
Salt Lake City, UT	5.495%	323.9	0.309	100.0
Tampa, FL	5.361%	209.6	0.477	100.0
Charlotte, NC	5.354%	186.8	0.535	100.0
Phoenix, AZ	5.270%	232.5	0.430	100.0
Jacksonville, FL	4.776%	211.7	0.472	100.0
Las Vegas, NV	4.371%	133.3	0.750	100.0
Raleigh, NC	4.040%	197.1	0.507	100.0
Columbus, OH	3.167%	178.9	0.559	100.0
Orlando, FL	3.036%	180.0	0.556	100.0
Tucson, AZ	1.867%	206.7	0.484	100.0
Greensboro, NC	1.789%	161.0	0.621	100.0
Austin, TX	1.550%	316.1	0.316	100.0
San Antonio, TX	1.490%	226.5	0.442	100.0

(1)	Based on estimated total investment in each market as of July 31, 2013. These will be the weighting factors for measurement of HPA.
(2)	Represents the values as published in the POI for each market as of the date of this prospectus. Such values are subject to revision by the FHFA in subsequent POI releases.
(3)	In order to index the POI value for each market as of June 30, 2013, which is the date from which the cumulative change in HPA will be measured for purposes of calculating the HPA Amount, the POI value for each market as of such date is being assigned a baseline index value of 100.0 by multiplying each by the multiplier indicated in the table above. The multipliers set forth above are presented solely for the purpose of indicating the numerical relationship between the actual POI value for each of the markets and the indexed baseline value of 100.0 for such markets. The multipliers will remain constant throughout the term of the Series A Participating Preferred Shares.

(4)	Equals the product of the actual POI value for each market as of June 30, 2013, multiplied by the baseline multiplier for each market.
(5)	Our Dallas-Fort Worth, TX market is comprised of the Dallas-Plano-Irving and Fort Worth-Arlington Metropolitan Divisions, with each division being given equal weighting for purposes determining HPA.
(6)	The home price index for the Greater Chicago Area, IL market is Chicago-Naperville-Arlington Heights, IL.

The following table illustrates how home price appreciation, as measured by the FHFA Index Value, would be applied for purposes of determining the liquidation preference, dividend amounts and annual and total return for the Series A Participating Preferred Shares based on the following hypothetical assumptions:

•	That the Series A Participating Preferred Shares were issued on September 30, 2013.

•	Constant annual home price appreciation of 5%.

•	Dividend rate per annum of 5.000% for the period from the date of issuance to but excluding September 30, 2020.

•	Dividend rate per annum of 10.000% for the period from and including September 30, 2020 until the Series A Participating Preferred Shares are no longer outstanding.

•

That during the period presented, there is not liquidation, dissolution or winding up of the Company and that the Company does not exercise its option to redeem or convert the Series A Participating Preferred Shares.

The information in this table is for illustrative purposes only and is not intended to predict future home price appreciation, liquidation preferences, dividend amounts or return on investment. See “Risk Factors—The various hypothetical figures and illustrations contained in this prospectus should not be taken as an indication or prediction of future investment results” and “Risk Factors—There is no guarantee that any HPA Amount will accrue or be paid on the Series A Participating Preferred Shares.”

Illustrative Effect of Hypothetical HPA on Series A Participating Preferred Shares

			Cumulative Hypothetical HPA	Investor Participation Percentage	Hypothetical HPA Factor	Hypothetical HPA Amount	Hypothetical Liquidation Preference(1)	Hypothetical Dividend	Hypothetical Return %
Year	Date								Annual	Gross(2)
Offering	September 30, 2013	(3)	—		—	—	$25.00
Year 1(4)	September 30, 2014		5.0	50%	2.5%	$0.63	$25.63	$1.250	7.50	7.50
Year 2(4)	September 30, 2015		10.0	50%	5.0%	$1.25	$26.25	1.250	7.50	15.00
Year 3(4)	September 30, 2016		15.0	50%	7.5%	$1.88	$26.88	1.250	7.50	22.50
Year 4(4)	September 30, 2017		20.0	50%	10.0%	$2.50	$27.50	1.250	7.50	30.00

Year 5(5)	September 30, 2018		25.0	50%	12.5%	$3.13	$28.13	1.250	7.50	37.50
Year 6(5)	September 30, 2019		30.0	50%	15.0%	$3.75	$28.75	1.250	7.50	45.00
Year 7(5)	September 30, 2020		35.0	50%	17.5%	$4.38	$29.38	1.250	7.50	52.50

Year 8(6)	September 30, 2021		40.0	N/A		$4.38	$29.38	2.938	11.750	64.25
Year 9(6)	September 30, 2022		45.0	N/A		$4.38	$29.38	2.938	11.750	76.00
Year 10(6)	September 30, 2023		50.0	N/A		$4.38	$29.38	2.938	11.750	87.75

(1)	Reflects the initial liquidation preference as increased by the hypothetical HPA Amount. The HPA Amount is subject to a cap as described below in this section under “—HPA Amount Cap.” Such cap would apply (i) in the event of a liquidation, dissolution or winding up of the Company, (ii) if the Company exercises its option to redeem or convert the Series A Participating Preferred Shares prior to September 30, 2020 or (iii) on September 30, 2020, which is the date on which the HPA Amount becomes fixed and the date on which dividends begin to accrue on the initial liquidation preference plus the HPA Amount (if any). Assuming a 5% dividend rate, the cap on the HPA Amount would limit the HPA Amount to approximately 4%. To illustrate the application of the cap, assuming a 10% rather than a 5% cumulative hypothetical HPA, and assuming that the company has not redeemed or converted the Series A Participating Preferred Shares or liquidated, on September 30, 2020, the Hypothetical HPA Amount would be fixed at $8.84, reflecting a 9% internal rate of return.

(2)	Calculated as (A) cumulative dividends plus (i) hypothetical accrued HPA Amount (for periods prior to September 30, 2020) or (ii) the difference between the initial price of $25.00 and the Adjusted Value (for periods after September 30, 2020) divided by (B) the $25.00 issue price per Series A Participating Preferred Share.
(3)	The actual measuring date for the index will be from June 30, 2013. The September 30, 2013 measuring date is for illustrative purposes only.
(4)	Prior to October 1, 2017, the Series A Participating Preferred Shares are not convertible or redeemable.
(5)	From and after October 1, 2017, the Series A Participating Preferred Shares are redeemable and convertible at our option. See “—Redemption—Redemption at Our Option” and “—Conversion Rights—Conversion at Our Option.”
(6)	From and after September 30, 2020, the HPA Amount will equal the HPA Amount calculated with respect to the period ended June 30, 2020, and will thereafter remain fixed at that amount. From and after September 30, 2020, a dividend rate of 10.000% per annum will be applied to the sum of the initial liquidation preference and the HPA Amount calculated with respect to the period ended June 30, 2020.

HPA Amount Cap

Until September 30, 2020, the amount payable upon any conversion, redemption or liquidation event will be subject to a cap, such that the total internal rate of return, when considering the initial liquidation preference, plus the HPA Amount (if positive), plus all dividends (whether paid or accrued) to, but excluding, the date of such redemption, conversion or final distribution to holders in respect of a Liquidation Event, shall not exceed 9%. On September 30, 2020, the HPA Amount will become fixed and cease to accrue and the dividend yield will increase to 10.000% per annum on the liquidation preference plus the HPA Amount.

Redemption

Redemption at Our Option

We may not redeem the Series A Participating Preferred Shares before September 30, 2017, except in limited circumstances relating to maintaining our qualification as a REIT, as described below in “—Restrictions on Ownership and Transfer” and pursuant to the special optional redemption provisions upon a change in control that are specified below.

Any time after September 30, 2017 but before September 30, 2020, we may redeem for cash all but not less than all of the Series A Participating Preferred Shares at a redemption price per Series A Participating Preferred Share equal to the Final Liquidation Preference.

At any time after September 30, 2020, we may redeem for cash all but not less than all of the Series A Participating Preferred Shares at a redemption price per share equal to the initial liquidation preference, plus the HPA Amount (if positive) calculated with respect to the period ended June 30, 2020 (if the HPA Amount for such period is a positive number), plus any accrued but unpaid dividends. The initial liquidation preference of $25.00 plus the HPA Amount calculated with respect to the period ended June 30, 2020, is referred to as the Adjusted Value.

There is no restriction on our ability to redeem Series A Participating Preferred Shares while dividends are in arrearage.

Special Redemption Option upon a Change of Control

Upon the occurrence of a Change of Control (as defined below), we may redeem for cash all but not less than all of the Series A Participating Preferred Shares within 120 days after the date on which such Change of Control occurred, by paying the Final Liquidation Preference. If, prior to the Change of Control Conversion Date (as defined below under the caption “—Conversion Rights—Conversion upon a Change in Control”), we have provided or provide notice of redemption with respect to the Series A Participating Preferred Shares (whether pursuant to our optional redemption right, our special redemption option or pursuant to the right described under “—Redemption upon an Absence of Suitable Indices Event”), the holders of Series A Participating Preferred Shares will not be permitted to exercise the conversion right described below under “—Conversion Rights—Conversion upon a Change of Control.”

We will mail to you, if you are a record holder of the Series A Participating Preferred Shares, a notice of redemption no fewer than 30 days nor more than 60 days before the redemption date. We will send the notice to your address shown on our transfer books. A failure to give notice of redemption or any defect in the notice or in its mailing will not affect the validity of the redemption of any Series A Participating Preferred Shares except as to the holder to whom notice was defective. Each notice will state the following:

•	the redemption date;

•	the special redemption price;

•	a statement setting forth the calculation of such special redemption price;

•	the number of Series A Participating Preferred Shares to be redeemed;

•	the place or places where the certificates, if any, representing Series A Participating Preferred Shares are to be surrendered for payment of the redemption price;

•	procedures for surrendering noncertificated Series A Participating Preferred Shares for payment of the redemption price;

•	that dividends on the Series A Participating Preferred Shares to be redeemed will cease to accrue on such redemption date unless we fail to pay the redemption price on such date;

•	that payment of the redemption price and any accrued and unpaid dividends will be made upon presentation and surrender of such Series A Participating Preferred Shares;

•

that the Series A Participating Preferred Shares are being redeemed pursuant to our special redemption option right in connection with the occurrence of a Change of Control and a brief description of the transaction or transactions constituting such Change of Control; and

•

that the holders of the Series A Participating Preferred Shares to which the notice relates will not be able to tender such Series A Participating Preferred Shares for conversion in connection with the Change of Control and each Series A Participating Preferred Share tendered for conversion that is selected, prior to the Change of Control Conversion Date, for redemption will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

A “Change of Control” means, after the initial issuance of the Series A Participating Preferred Shares, the following have occurred and are continuing:

•

the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of securities of the Company entitling that person to exercise more than 50% of the total voting power of all shares of beneficial interest of the Company entitled to vote generally in the election of our trustees (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

•

following the closing of any transaction referred to in the bullet point above, neither we nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the NYSE, the NYSE MKT or the NASDAQ Stock Market, or NASDAQ, or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE MKT or NASDAQ.

Redemption upon an Absence of Suitable Indices Event

If, following an Absence of Suitable Indices Event, we do not convert all of the outstanding Series A Participating Preferred Shares in accordance with the provisions described under “—Conversion— Conversion upon an Absence of Suitable Indices Event,” then we will redeem all of the Series A Participating Preferred Shares for cash at a redemption price equal to the Final Liquidation Preference.

Conversion Rights

Conversion at Our Option

At any time after September 30, 2017, we may convert all but not less than all of the Series A Participating Preferred Shares into our Class A common shares. The conversion ratio for such one-time conversion will be determined by a formula and cannot be determined until the conversion date.

If such one-time conversion occurs after September 30, 2017 but before September 30, 2020, the formula for determining the conversion ratio per Series A Participating Preferred Share will be the sum of (i) the initial liquidation preference, (ii) the HPA Amount for the relevant period (if the HPA Amount for such period is a positive number) and (iii) any accrued and unpaid dividends to, but excluding, the fourth business day following the notice of conversion, divided by the one-day volume-weighted average price of our Class A common shares, or VWAP, as reported by Bloomberg, if available, on the day the notice of conversion is issued.

If such one-time conversion occurs on or after September 30, 2020, the formula for determining the conversion ratio will be (i) the Adjusted Value, plus any accrued and unpaid dividends to, but not including, the conversion date, divided by (ii) the VWAP as reported by Bloomberg on the date the notice of conversion is issued.

If a VWAP is not available on Bloomberg Business News or a similar publication, then the volume weighted average of the high and low trading prices of the Class A Shares on the NYSE (or, if not listed on the NYSE, such other domestic securities exchange as the Class A Shares may be listed or traded) calculated using the high and low prices (volume weighted) as reported on Bloomberg Business News or a similar publication on the date the notice of conversion is issued shall be used in place of VWAP for all purposes hereunder.

Conversion upon a Change of Control

Upon the occurrence of a Change of Control, each holder of Series A Participating Preferred Shares will have the right (unless, prior to the Change of Control Conversion Date (as defined below), we have provided or provide notice of our election to redeem the Series A Participating Preferred Shares as described above under “—Redemption—Special Redemption Option upon a Change of Control”) to convert some or all of the Series A Participating Preferred Shares held by such holder, or the Change of Control Conversion Right, on the Change of Control Conversion Date into a number of our Class A common shares per share of Series A Participating Preferred Shares to be converted equal to the lesser of:

•

the quotient obtained by dividing (i) the sum of (x) the initial liquidation preference, plus (y) the HPA Amount for the relevant period (if the HPA Amount for such period is a positive number), plus (z) any accrued and unpaid dividends (whether or not declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series A Participating Preferred Shares dividend payment for which dividends have been declared and prior to the corresponding Series A Participating Preferred Shares dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the Series A Participating Preferred Shares to be converted as of 5:00 p.m. New York City time, on such record date) by (ii) the Class A Share Price (as defined below); and

•	3.16 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to provisions for the receipt of alternative consideration as described in this prospectus.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of our common shares), subdivisions or combinations (in each case, a “Share Split”) with respect to our common shares as follows: the adjusted Share Cap as the result of a Share Split will be the number of common shares that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of common shares outstanding after giving effect to such Share Split and the denominator of which is the number of our common shares outstanding immediately prior to such Share Split.

In the case of a Change of Control pursuant to which our common shares will be converted into cash, securities or other property or assets (including any combination thereof), or the Alternative Form Consideration, a holder of Series A Participating Preferred Shares will receive upon conversion of such Series A Participating Preferred Shares the kind and amount of Alternative Form Consideration that such holder would have owned or to which that holder would have been entitled to receive upon the Change of Control had such holder held a number of shares of our common shares equal to the Common Share Conversion Consideration immediately prior to the effective time of the Change of Control (the “Alternative Conversion Consideration,” and the Common Share Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Change of Control, is referred to as the “Conversion Consideration”).

If the holders of our common shares have the opportunity to elect the form of consideration to be received in the Change of Control, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of our common shares that voted for such an election (if electing between two types of consideration) or holders of a plurality of our common shares that voted for such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of our common shares are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Change of Control.

Within 15 days following the occurrence of a Change of Control, we will provide to holders of Series A Participating Preferred Shares a notice of occurrence of the Change of Control that describes the resulting Change of Control Conversion Right. This notice will state the following:

•	the events constituting the Change of Control;

•	the date of the Change of Control;

•	the last date and time by which the holders of Series A Participating Preferred Shares may exercise their Change of Control Conversion Right;

•	the method and period for calculating the Class A Share Price;

•	the Change of Control Conversion Date;

•

that if, prior to the Change of Control Conversion Date, we have provided or provide notice of our election to redeem all or any portion of the Series A Participating Preferred Shares, holders will not be able to convert Series A Participating Preferred Shares designated for redemption and such shares will be redeemed on the related redemption date, even if such shares have already been tendered for conversion pursuant to the Change of Control Conversion Right;

•	if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per Series A Participating Preferred Share;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that the holders of Series A Participating Preferred Shares must follow to exercise the Change of Control Conversion Right.

We will issue a press release for publication on the Dow Jones & Company, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if these organizations are not in existence at the time of issuance of the press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post a notice on our website, in any event prior to the opening of business on the first business day following any date on which we provide the notice described above to the holders of Series A Participating Preferred Shares.

To exercise the Change of Control Conversion Right, the holders of Series A Participating Preferred Shares will be required to deliver, on or before the close of business on the Change of Control Conversion Date, the certificates (if any) or book entries representing Series A Participating Preferred Shares to be converted, duly endorsed for transfer (if certificates are delivered), together with a completed written conversion notice to our transfer agent. The conversion notice must state:

•	the relevant Change of Control Conversion Date;

•	the number of Series A Participating Preferred Shares to be converted; and

•	that the Series A Participating Preferred Shares are to be converted pursuant to the Change of Control Conversion Right Series A Participating Preferred Shares.

The “Change of Control Conversion Date” is the date on which the Series A Participating Preferred Shares are to be converted, which will be a business day selected by us that is no fewer than 20 days nor more than 35 days after the date on which we provide the notice described above to the holders of Series A Participating Preferred Shares.

The “Class A Share Price” will be (i) if the consideration to be received in the Change of Control by the holders of our Class A common shares is solely cash, the amount of cash consideration per Class A common share or (ii) if the consideration to be received in the Change of Control by holders of our Class A common shares is other than solely cash (x) the average of the closing sale prices per share of our Class A common shares (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which our Class A common shares are then traded, or (y) the average of the last quoted bid prices for our Class A common shares in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the 10 consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if our Class A common shares are not then listed for trading on a U.S. securities exchange.

Conversion upon an Absence of Suitable Indices Event

If, following an Absence of Suitable Indices Event, we do not redeem all of the outstanding Series A Participating Preferred Shares in accordance with the provisions described under “—Redemption— Redemption upon an Absence of Suitable Indices Event,” then we will convert all of the Series A Participating Preferred Shares into Class A common shares, at a conversion ratio per Series A Participating Preferred Share equal to the sum of (i) the initial liquidation preference, (ii) the HPA Amount for the relevant period (if the HPA Amount for such period is a positive number) and (iii) any accrued and unpaid dividends to, but excluding, the fourth business day following the notice of conversion, divided by the one-day volume-weighted average price of our Class A common shares, or VWAP, as reported by Bloomberg, if available, on the day the notice of conversion is issued.

If a VWAP is not available on Bloomberg Business News or a similar publication, then the volume weighted average of the high and low trading prices of our Class A common shares on the NYSE (or, if not listed on the NYSE, such other domestic securities exchange as our Class A common shares may be listed or traded) calculated using the high and low prices (volume weighted) as reported on Bloomberg Business News or a similar publication on the date the notice of conversion is issued shall be used in place of VWAP for all purposes hereunder.

Fractional Shares; Delivery of Class A Common Shares

Upon conversion of the Series A Participating Preferred Shares, whether upon the exercise of a Conversion at Our Option, a Change of Control Conversion Right or pursuant to the right described under “—Conversion upon an Absence of Suitable Indices Event”, we will deliver the Class A common shares due upon conversion as soon as practicable on or after, but in no event later than the fourth business day after, the Conversion Date or Change of Control Conversion Date, as applicable. However, on the Conversion Date or Change of Control Conversion Date, as applicable, the holder to whom the Class A common shares due upon conversion are to be issued will be deemed to be a holder of record of such Class A common shares.

We will not issue fractional Class A common shares upon the conversion of the Series A Participating Preferred Shares. Instead, we will pay the cash value of any fractional share otherwise due, computed on the basis of the applicable per share VWAP for a Conversion at Our Option or Class A Share Price for a Change of Control Conversion, as applicable.

Power to Increase or Decrease Authorized Shares and Issue Additional Shares of Our Common and Preferred Shares

Our declaration of trust authorizes our board of trustees, with the approval of a majority of the entire board, to amend our declaration of trust to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. We believe that the power of our board of trustees to increase or decrease the number of authorized shares and to classify or reclassify unissued common shares or preferred shares and thereafter to cause us to issue such shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law, the terms of any other class or series of shares or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of trustees does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our shareholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, subject to certain exceptions, our declaration of trust provides that:

•

no person may beneficially own more than 8.0% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares, other than an “excepted holder” and a “designated investment entity”;

•

no “excepted holder,” which refers to certain members of the Hughes family, certain trusts established for the benefit of members of the Hughes family, certain related entities, as well as persons whose ownership of shares would cause members of the Hughes family to be deemed to own shares pursuant to application attribution rules under the Code, may own directly or indirectly common shares if, under the applicable tax attribution rules of the Code, (i) any single excepted holder who is treated as an individual would beneficially own more than 17.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (ii) any two excepted holders treated as individuals would beneficially own more than 25.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (iii) any three excepted holders treated as individuals would beneficially own more than 33.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (iv) any four excepted holders treated as individuals would beneficially own more than 41.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; or (v) any five excepted holders treated as individuals would beneficially own more than 49.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares;

•

no “designated investment entity,” which refers to certain pension trusts, regulated investment companies and qualified investment managers may own no more than 9.9% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares; and

•	no person may beneficially own more than 9.9% (in value or in number of shares, whichever is more restrictive) of any class or series of outstanding preferred shares.

Our declaration of trust defines a “designated investment entity” as:

•	an entity that is a pension trust that qualifies for look-through treatment under Section 856(h) of the Code;

•	an entity that qualifies as a regulated investment company under Section 851 of the Code; or

•

an entity (referred to in our declaration of trust as a “qualified investment manager”) that (i) for compensation engages in the business of advising others as to the value of securities or as to the advisability of investing in, purchasing or selling securities; (ii) purchases securities in the ordinary course of its business and not with the purpose or effect of changing or influencing control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Exchange Act; and (iii) has or shares voting power and investment power under the Exchange Act; so long as each beneficial owner of such entity, or in the case of a qualified investment manager holding shares solely for the benefit of its customers, each such customer, would satisfy the ownership limit described above, if such beneficial owner owned directly its proportionate share of the common shares that are held by such designated investment entity.

Our declaration of trust also prohibits any person from, among other matters:

•

beneficially owning equity shares if such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

•	transferring equity shares if such transfer would result in our equity shares being owned by less than 100 persons, effective beginning on the date on which we first have 100 shareholders; and

•	beneficially owning equity shares if such beneficial ownership would otherwise cause us to fail to qualify as a REIT under the Code.

To attempt to prevent our assets from being treated as “plan assets” under ERISA, our declaration of trust limits equity participation in any class of our equity shares by Benefit Plan Investors to less than 25% in the aggregate, disregarding for such purposes any shares held by Controlling Persons. Our declaration of trust also contains other restrictions, including a restriction on the transfer or assignment of any interest in our common shares to any Covered Plans or Controlling Person. This restriction and the 25% limitation on ownership by Benefit Plan Investors will lapse if and when our common shares become a “publicly-offered security” or another exception applies for purposes of the DOL Plan Asset Regulations. In addition, our declaration of trust contains various other restrictions on the ownership and transfer of our equity shares.

Our board of trustees may exempt a person from the 8.0% common share ownership limit, the 9.9% preferred share ownership limit, or the 9.9% designated investment entity limit, if such Person submits to the board of trustees information satisfactory to the board of trustees, in its sole and absolute discretion:

•	demonstrating that such person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code);

•

relevant to demonstrating that no person who is an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would be considered to beneficially own equity shares in excess of the common share ownership limit, the preferred share ownership limit, the excepted holder limit, or the designated investment entity limit, as applicable, by reason of such person’s ownership of equity shares in excess of the common share ownership limit, the preferred share ownership limit, or the designated investment entity limit, as the case may be, pursuant to an exemption granted under the declaration of trust; and

•

relevant to demonstrating that such person’s ownership of equity shares in excess of the common share ownership limit, the preferred share ownership limit, or the designated investment entity limit pursuant to an exemption granted under the declaration of trust will not cause any assets of the Trust to be deemed “plan assets” (within the meaning of the “Plan Asset Regulations”) in the case of certain exemptions granted under the declaration of trust.

Prior to granting an exemption, our board of trustees, in its sole and absolute discretion, may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of trustees, in its sole and absolute discretion as it may deem necessary or advisable in order to (i) determine or ensure the our status as a REIT, or (ii) in the case of an exception from the limits with respect to Benefit Plan Investors, determine that we will not fail to qualify for the “insignificant participation exception” or another applicable exception to avoid having the assets of the Trust be deemed “plan assets” (within the meaning of the “Plan Asset Regulations”). Notwithstanding the receipt of any ruling or opinion, our board of trustees may impose such conditions or restrictions as it deems appropriate in connection with granting such exception; provided, however, that our board of trustees will not be obligated to require obtaining a favorable ruling or opinion in order to grant an exemption hereunder.

Our declaration of trust also provides that any ownership or purported transfer of our shares (whether or not such transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to our equity shares being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that our shares have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our declaration of trust) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

Any certificate representing our equity shares, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above. We do not expect to issue certificates representing our equity shares.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our equity shares that will or may violate any of the foregoing restrictions on ownership and transfer, or any person who would have owned our equity shares that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on ownership and transfer will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding equity shares, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our equity shares that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each shareholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

Listing

We intend to apply to list the Series A Participating Preferred Shares on the NYSE under the symbol “AMHPRA.”

Transfer Agent and Registrar

We have retained American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our Series A Participating Preferred Shares.

DESCRIPTION OF EQUITY SHARES

The following is a summary of the material terms of our equity shares and certain terms of our declaration of trust and bylaws.

General

We are authorized to issue 500,000,000 common shares, consisting of 450,000,000 Class A common shares of beneficial interest, $0.01 par value per share (“Class A common shares”), 50,000,000 Class B common shares of beneficial interest, $0.01 par value per share (“Class B common shares”, together with the Class A Shares, the “Common Shares”) and 100,000,000 preferred shares of beneficial interest, $0.01 par value per share (“Preferred Shares”). Except as provided below, the Class A common shares and Class B common shares have the same rights and privileges, rank equally and are otherwise identical in all respects. Our declaration of trust authorizes our board of trustees, with the approval of a majority of the entire board and without any action on the part of our shareholders, to amend our declaration of trust to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. Maryland law provides, and our declaration of trust provides, that none of our shareholders are personally liable for any of our obligations solely as a result of that shareholder’s status as a shareholder.

Prior to the completion of this offering, there will be 184,856,219 Class A common shares outstanding and 216 shareholders of record, 635,075 Class B common shares outstanding and one shareholder of record and no Preferred Shares outstanding. The actual number of holders of our Class A common shares is greater than 216 and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. Upon completion of this offering, 184,856,219 Class A common shares, 635,075 Class B common shares and 4,400,000 Series A Participating Preferred Shares will be outstanding (assuming the underwriters do not exercise their option to purchase an additional 660,000 Series A Participating Preferred Shares).

Common Shares

Subject to the preferential rights, if any, of holders of any other class or series of shares and to the provisions of our declaration of trust regarding restrictions on ownership and transfer of our shares, holders of our common shares:

•	have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of trustees and declared by us; and

•

are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common shares in the event of our liquidation, dissolution or winding up of our affairs.

There are generally no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common shares.

Under Title 8, a Maryland REIT generally cannot amend its declaration of trust or merge with another entity unless declared advisable by a majority of the board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, is set forth in the REIT’s declaration of trust. Our declaration of trust provides that such actions (other than certain amendments to the provisions of our declaration of trust related to the removal of trustees, the restrictions on ownership and transfer of our shares and termination of the trust) may be taken if declared advisable by a majority of our board of trustees and approved by the vote of shareholders holding a majority of the votes entitled to be cast on the matter.

Subject to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of our shares and except as may otherwise be specified in our declaration of trust, each outstanding Class A common share entitles the holder to one vote, and each outstanding Class B common share entitles the holder to 50 votes, on all matters on which the shareholders of Class A shares are entitled to vote, including the election of trustees, and, except as provided with respect to any other class or series of shares, the holders of Class A shares and Class B common shares will vote together as a single class and will possess the exclusive voting power. Notwithstanding the foregoing, holders of Class B Shares are not entitled to vote on any matter requiring Partnership Approval, including as described in “Operating Partnership and Partnership Agreement—Partnership Approval for Transfers, Mergers, Sales of Assets.” In addition, in no event may holders of shares beneficially owned by Mr. Hughes or HF Investments 2010, LLC, as determined in accordance with Rule 13d-3 under the Exchange Act, vote more than 30% of the total votes entitled to be cast on any particular matter nor more than 18% of the total votes of the Class A common shares. There is no cumulative voting in the election of our trustees, which means that the shareholders entitled to cast a majority of the votes of the outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining shares will not be able to elect any trustees. Trustees are elected by a plurality of all the votes cast in the election of trustees. Under a plurality voting standard, trustees who receive the greatest number of votes cast in their favor are elected to the board of trustees.

Series A Participating Preferred Shares

See “Description of Series A Participating Preferred Shares” for a summary of certain terms and provisions of our Series A Participating Preferred Shares.

Power to Reclassify and Issue Shares

Our board of trustees may classify any unissued preferred shares, and reclassify any unissued common shares or any previously classified but unissued preferred shares into other classes or series of shares, including one or more classes or series of shares that have priority over our common shares with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of trustees is required by Title 8 and our declaration of trust to set, subject to the provisions of our declaration of trust regarding the restrictions on ownership and transfer of our shares, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without shareholder approval, unless shareholder approval is required by applicable law, the terms of any other class or series of our shares or the rules of any stock exchange or automated quotation system on which our shares may be then listed or quoted.

Conversion of Class B Common Shares

Certain holders of Class B common shares will own the OP units in our operating partnership. In the event a holder of Class B common shares transfers its OP units to a transferee, other than a “qualified transferee”, which includes family members and affiliates of or other entities controlled by such holder, then one Class B common share held by such holder automatically converts into one Class A common share for every 49 OP units transferred by the holder. If the holder of Class B common shares transfers any OP units to a qualified trustee, and then such qualified trustee in turn transfers the same OP units to another qualified trustee of the original transferor, then one Class B common share held by the first qualified transferee will automatically convert into one Class A common share for every 49 OP units transferred by the first qualified transferee, In such case, if the first qualified transferee does not own a sufficient number of Class B common shares, then the initial transferor will be responsible for the deficiency in Class B common shares, and a number of Class A common shares equal to such deficiency held by the initial transferor (or, if the initial transferor does now own sufficient Class B common shares, then one or more other qualified transferees of such initial transferor) will automatically convert into one Class A common share for every 49 OP units. Notwithstanding the foregoing, any Class B common shares transferred to a transferee other than a qualified transferee will automatically convert into an equal number of Class A common shares.

Power to Increase or Decrease Authorized Shares and Issue Additional Shares of Our Common and Preferred Shares

Our declaration of trust authorizes our board of trustees, with the approval of a majority of the entire board, to amend our declaration of trust to increase or decrease the aggregate number of authorized shares or the number of authorized shares of any class or series without shareholder approval. We believe that the power of our board of trustees to increase or decrease the number of authorized shares and to classify or reclassify unissued common shares or preferred shares and thereafter to cause us to issue such shares will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares, will be available for issuance without further action by our shareholders, unless such action is required by applicable law, the terms of any other class or series of shares or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of trustees does not intend to do so, it could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our shareholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

In order to qualify as a REIT under the Code, our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year.

Due to limitations on the concentration of ownership of REIT shares imposed by the Code, subject to certain exceptions, our declaration of trust provides that:

•

no person may beneficially own more than 8.0% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares, other than an “excepted holder” and a “designated investment entity”;

•

no “excepted holder,” which refers to certain members of the Hughes family, certain trusts established for the benefit of members of the Hughes family, certain related entities, as well as persons whose ownership of shares would cause members of the Hughes family to be deemed to own shares pursuant to application attribution rules under the Code, may own directly or indirectly common shares if, under the applicable tax attribution rules of the Code, (i) any single excepted holder who is treated as an individual would beneficially own more than 17.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (ii) any two excepted holders treated as individuals would beneficially own more than 25.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (iii) any three excepted holders treated as individuals would beneficially own more than 33.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; (iv) any four excepted holders treated as individuals would beneficially own more than 41.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares; or (v) any five excepted holders treated as individuals would beneficially own more than 49.9% (in value or number, whichever is more restrictive) of any class or series of the outstanding common shares;

•

no “designated investment entity,” which refers to certain pension trusts, regulated investment companies and qualified investment managers may own no more than 9.9% (in value or in number of shares, whichever is more restrictive) of the outstanding common shares; and

•	no person may beneficially own more than 9.9% (in value or in number of shares, whichever is more restrictive) of any class or series of outstanding preferred shares.

Our declaration of trust defines a “designated investment entity” as:

•	an entity that is a pension trust that qualifies for look-through treatment under Section 856(h) of the Code;

•	an entity that qualifies as a regulated investment company under Section 851 of the Code; or

•

an entity (referred to in our declaration of trust as a “qualified investment manager”) that (i) for compensation engages in the business of advising others as to the value of securities or as to the advisability of investing in, purchasing or selling securities; (ii) purchases securities in the ordinary course of its business and not with the purpose or effect of changing or influencing control of the Company, nor in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) of the Securities Exchange Act of 1934, as amended; and (iii) has or shares voting power and investment power under the Securities Exchange Act of 1934, as amended; so long as each beneficial owner of such entity, or in the case of a qualified investment manager holding shares solely for the benefit of its customers, each such customer, would satisfy the ownership limit described above, if such beneficial owner owned directly its proportionate share of the common shares that are held by such designated investment entity.

Our declaration of trust also prohibits any person from, among other matters:

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beneficially owning equity shares if such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

•	transferring equity shares if such transfer would result in our equity shares being owned by less than 100 persons, effective beginning on the date on which we first have 100 shareholders; and

•	beneficially owning equity shares if such beneficial ownership would otherwise cause us to fail to qualify as a REIT under the Code.

To attempt to prevent our assets from being treated as “plan assets” under ERISA, our declaration of trust limits equity participation in any class of our equity shares by Benefit Plan Investors to less than 25% in the aggregate, disregarding for such purposes any shares held by Controlling Persons. Our declaration of trust also contains other restrictions, including a restriction on the transfer or assignment of any interest in our common shares to any Covered Plans or Controlling Person. This restriction and the 25% limitation on ownership by Benefit Plan Investors will lapse if and when our common shares become a “publicly-offered security” or another exception applies for purposes of the DOL Plan Asset Regulations. In addition, our declaration of trust contains various other restrictions on the ownership and transfer of our equity shares.

Our board of trustees may exempt a person from the 8.0% common share ownership limit, the 9.9% preferred share ownership limit, or the 9.9% designated investment entity limit, if such Person submits to the board of trustees information satisfactory to the board of trustees, in its sole and absolute discretion:

•	demonstrating that such person is not an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code);

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relevant to demonstrating that no person who is an individual for purposes of Section 542(a)(2) of the Code (determined taking into account Section 856(h)(3)(A) of the Code) would be considered to beneficially own equity shares in excess of the common share ownership limit, the preferred share ownership limit, the excepted holder limit, or the designated investment entity limit, as applicable, by reason of such person’s ownership of equity shares in excess of the common share ownership limit, the preferred share ownership limit, or the designated investment entity limit, as the case may be, pursuant to an exemption granted under the declaration of trust; and

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relevant to demonstrating that such person’s ownership of equity shares in excess of the common share ownership limit, the preferred share ownership limit, or the designated investment entity limit pursuant to an exemption granted under the declaration of trust will not cause any assets of the Trust to be deemed “plan assets” (within the meaning of the “Plan Asset Regulations”) in the case of certain exemptions granted under the declaration of trust.

Prior to granting an exemption, our board of trustees, in its sole and absolute discretion, may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of trustees, in its sole and absolute discretion as it may deem necessary or advisable in order to (i) determine or ensure the our status as a REIT, or (ii) in the case of an exception from the limits with respect to Benefit Plan Investors, determine that we will not fail to qualify for the “insignificant participation exception” or another applicable exception to avoid having the assets of the Trust be deemed “plan assets” (within the meaning of the “Plan Asset Regulations”). Notwithstanding the receipt of any ruling or opinion, our board of trustees may impose such conditions or restrictions as it deems appropriate in connection with granting such exception; provided, however, that our board of trustees will not be obligated to require obtaining a favorable ruling or opinion in order to grant an exemption hereunder.

Our declaration of trust also provides that any ownership or purported transfer of our shares (whether or not such transfer is the result of a transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system) in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to our equity shares being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that our shares have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our declaration of trust) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

In addition, shares held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions that have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio , and the proposed transferee shall acquire no rights in those shares.

Any certificate representing our equity shares, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above. We do not expect to issue certificates representing our equity shares.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of our equity shares that will or may violate any of the foregoing restrictions on ownership and transfer, or any person who would have owned our equity shares that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on ownership and transfer will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding equity shares, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of our equity shares that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each shareholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common shares or otherwise be in the best interest of our shareholders.

Transfer Agent and Registrar

We have retained American Stock Transfer & Trust Company, LLC as the transfer agent and registrar for our common shares.

Registration Rights

We entered into registration rights agreements with the purchasers of our Class A common shares in our November 2012 initial private placement and our March 2013 follow-on private placement.

Under the registration rights agreements, we agreed, at our expense, to use our commercially reasonable efforts to file with the SEC as soon as reasonably practicable but in no event later than November 21, 2013 (unless otherwise extended upon approval by our board of trustees, in which case we could have deferred such filing until not later than May 20, 2014) a shelf registration statement registering for resale the registrable shares (as defined in the registration rights agreements) plus any additional Class A common shares issued in respect thereof whether by share dividend, share distribution, share split, or otherwise. We refer to this registration statement as the “resale shelf registration statement.” We were obligated to use our commercially reasonable efforts to cause the resale shelf registration statement to be declared effective by the SEC as soon as practicable after the filing of the resale shelf registration statement, and in any event, subject to certain exceptions, no later than 180 days after the initial filing of the resale shelf registration statement. We filed the resale shelf registration statement with the SEC (File No. 333-191173) on September 13, 2013, and the SEC declared the resale shelf registration statement effective on October 1, 2013.

In connection with the Management Internalization, we entered into a registration rights agreement with AH LLC providing for registration rights exercisable after December 10, 2015. After June 10, 2015, if we are eligible to file a shelf registration statement under the Securities Act, AH LLC will have the right to request that we file and maintain a shelf registration statement to register for resale the Class A common shares and securities convertible into Class A common shares that are held by AH LLC. In addition, AH LLC has the right to request that we cooperate with AH LLC in up to three underwritten offerings of our Class A common shares under the shelf registration statement, provided such right may not be invoked more often than once every six months (subject to suspension rights in favor of our company) and each such underwritten offering generally must yield gross proceeds to AH LLC of not less than $100 million per offering. After December 10, 2015, AH LLC has unlimited “piggyback” registration rights to include the Class A common shares and securities convertible into Class A common shares that AH LLC owns in other registration statements that we may initiate, subject to certain conditions and limitations (including cut-back rights in favor of our company). Under the registration rights agreement, we pay all expenses relating to registrations, and AH LLC pays all underwriting discounts and commissions relating to the sale of its Class A common shares. The registration rights agreement contains other customary terms, including for indemnification. The registration rights agreement will terminate when AH LLC may freely sell its Class A common shares pursuant to Rule 144 under the Securities Act. In July 2013, the registration rights agreement was subsequently amended to provide for the registration of any Class A common shares beneficially owned by AH LLC at any time during the term of the agreement.

In connection with the Alaska Joint Venture Acquisition, we entered into a registration rights agreement with APFC. Under the terms of such agreement, after we become eligible to file a shelf registration statement, APFC has a right to request that we file and maintain a shelf registration statement with the SEC to register for resale the Class A common shares acquired by APFC in connection with the Alaska Joint Venture Acquisition and the right to request that we cooperate with APFC in up to three underwritten offerings of our Class A common shares under the shelf registration statement. Beginning 180 days after the date of this prospectus, APFC has unlimited “piggyback” registration rights to include the Class A common shares that APFC acquired through the Alaska Joint Venture Acquisition in other registration statements that we may initiate, subject to certain conditions and limitations.

The preceding summary of certain provisions of the registration rights agreements is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreements.

OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement of Limited Partnership of American Homes 4 Rent, L.P. See “Where You Can Find More Information.”

General

American Homes 4 Rent, L.P., our operating partnership, was formed on October 22, 2012 to acquire, own and operate our assets. We conduct substantially all of our business through our operating partnership and its subsidiaries, and we are liable for its obligations.

Our operating partnership is structured to make distributions with respect to OP units that are equivalent to the distributions made to our common shareholders. The partnership agreement permits limited partners in our operating partnership to redeem their OP units for cash or, at our election, our common shares on a one-for-one basis (in a taxable transaction) beginning one year after the date of issuance, which enables limited partners, if our shares are then listed, to achieve liquidity for their investment.

We are the sole general partner of our operating partnership, and, prior to the completion of this offering, we own approximately 76.9% of the OP units in our operating partnership. Except as otherwise expressly provided in the partnership agreement, included as described below under “—Partnership Approval for Transfers, Mergers, Sales of Assets,” we, as the sole general partner, have the exclusive power to manage and conduct the business of our operating partnership. The limited partners of our operating partnership have no authority in their capacity as limited partners to transact business for, or participate in the management activities or decisions of, our operating partnership except as required by applicable law. Consequently, we, as general partner, have full power and authority to do all things we deem necessary or desirable to conduct the business of our operating partnership, as described below. The limited partners have no power to remove us as general partner.

Capital Contributions

We will transfer substantially all of the net proceeds of this offering to our operating partnership as a capital contribution in the amount of the gross offering proceeds received from investors, and we will receive a number of Series A participating preferred operating partnership units equal to the number of Series A Participating Preferred Shares issued to investors. Our operating partnership will be deemed to have simultaneously paid the selling commissions and other costs associated with this offering. If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowing, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. In addition, we are authorized to cause our operating partnership to issue OP units for less than fair market value if we conclude in good faith that such issuance is in the best interest of our operating partnership and our shareholders.

Operations

The partnership agreement requires that our operating partnership be operated in a manner that will enable us to (1) satisfy the requirements for classification as a REIT for U.S. federal income tax purposes, (2) avoid any U.S. federal income or excise tax liability and (3) ensure that our operating partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code, which classification could result in our operating partnership being taxed as a corporation, rather than as a partnership.

Distributions

The partnership agreement requires that our operating partnership distribute available cash to its partners on at least a quarterly basis in accordance with their relative percentage interests or specified preferences, if any.

Available cash is all cash revenues and funds received plus any reduction in reserves and minus interest and principal payments on debt, all cash expenditures (including capital expenditures) made by our operating partnership during such period, investments in any entity, any additions to reserves and other adjustments, as determined by us in our sole and absolute discretion. Distributions will be made in a manner such that a holder of one OP unit will receive the same amount of distributions from our operating partnership as the amount paid by us to a holder of one common share.

Unless we otherwise specifically agree in the partnership agreement or in an agreement entered into at the time a new class or series is created, no OP unit will be entitled to a distribution in preference to any other OP unit. A partner will not in any event receive a distribution of available cash with respect to an OP unit for a quarter or shorter period if the partner is entitled to receive a distribution out of that same available cash with respect to a share of our company for which that OP unit has been exchanged or redeemed.

Upon the liquidation of our operating partnership, after payment of debts and obligations, any remaining assets of our operating partnership will be distributed to the holders of the OP units that are entitled to any preference in distribution upon liquidation in accordance with the rights of any such class or series, and the balance, if any, will be distributed to the partners in accordance with their capital accounts, after giving effect to all contributions, distributions and allocations for all periods.

Allocations of Net Income and Net Loss

Net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership. Except as otherwise provided in the partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the partnership agreement, net income and net loss are allocated to reflect the distribution and liquidation preferences to certain holders of OP units, and then to the general partner and the other holders of the OP units in accordance with their respective percentage interests in the OP units at the end of each fiscal year. Upon the occurrence of certain specific events or a later issuance of additional LTIP units, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to holders of LTIP units, if any, to equalize the capital accounts of such holders with the capital accounts of OP unit holders. The partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b), 1.704-2 and 1.752-3(a). See “Material U.S. Federal Income Tax Considerations.”

LTIP Units

We may at any time cause our operating partnership to issue LTIP units to members of our senior management. These LTIP units will vest on such terms as determined by our Compensation Committee. In general, LTIP units are a special class of OP units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding OP units in our operating partnership. Initially, each LTIP unit will have a capital account of zero and, therefore, the holder of the LTIP unit would receive nothing if our operating partnership were liquidated immediately after the LTIP unit is awarded. However, the partnership agreement requires that “book gain” or economic appreciation in our assets realized by our operating partnership, whether as a result of an actual asset sale or upon the revaluation of our assets, as permitted by applicable Treasury Regulations, be allocated first to LTIP units until the capital account per LTIP unit is equal to the capital account per unit of our operating partnership. The applicable Treasury Regulations provide that assets of our operating partnership may be revalued upon specified events, including upon additional capital contributions by us or other partners of our operating partnership or a later issuance of additional LTIP units. Upon equalization of the capital account of the LTIP unit with the per unit capital account of the OP units and full vesting of the LTIP unit, the LTIP unit will be convertible into an OP unit at any time. There is a risk that a LTIP unit will never become convertible because of insufficient gain realization to equalize capital accounts and, therefore, the value that a holder will realize for a given number of vested LTIP units may be less than the value of an equal number of common shares.

Series C Convertible Units

Under the terms of the acquisition of the AH LLC Portfolio, our operating partnership issued 31,085,974 Series C units, and we issued 634,408 of the Class B common shares (in the ratio of one Class B common share for each 49 Series C units), in each case based on a price per unit or share of $15.50. Our operating partnership also issued 634,408 Class A units to us in consideration for the portion of the contributed assets as to which we are issuing Class B common shares. Holders of the Series C units will be entitled to distributions equal to the actual net cash flow of the properties in the AH LLC Portfolio up to a maximum of 3.9% per unit per year based on a price per unit of $15.50, but will not be entitled to any distributions of income generated by any other properties or operations of our company or any liquidating distributions. Holders of Class A units, including our company and AH LLC, will be entitled to any net cash flow from the AH LLC Portfolio above the maximum yield on the Series C units, as well as distributions of all other cash available for distribution from our operating partnership. At any time, at the option of the holders, the Series C units may be converted into Class A units on the Conversion Date. If holders of the Series C units have not exercised their right to convert the Series C units into Class A units by the earlier of (i) the third anniversary of the date of original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership, then the Series C units will automatically convert into Class A units. Holders of Series C units will vote on all operating partnership matters with holders of Class A units. If the properties in the AH LLC Portfolio are initially leased for less than 98% of the scheduled rents used in the formula for the valuation of the properties (determined on an aggregate basis), the Series C Units will be converted on less than a one for one basis. Holders of Series C units will vote on all operating partnership matters with holders of Class A units.

In May 2013, as part of the Management Internalization and in order to facilitate and increase in borrowing capacity under our credit facility, the Series C units were amended to remove the previously existing restriction on sales, mortgages, pledges and financings of the AH LLC Portfolio. As a result, the properties in the AH LLC Portfolio are available as collateral for our financings before conversion of the Series C units, including in connection with our line of credit with Wells Fargo.

Series D Convertible Units and Series E Convertible Units

In connection with the Management Internalization, our operating partnership issued 4,375,000 Series D units and 4,375,000 Series E units to AH LLC in exchange for AH LLC’s membership interest in our former manager and former property manager. The Series D units are convertible into Class A Units, and the Series E units are convertible into Series D units, or if the Series D units have previously converted into Class A units, into Class A units as described below.

The Series D units do not participate in any distributions for 30 months from the date of issuance, do not participate in liquidating distributions and do not have any voting rights. The Series D units are automatically convertible into Class A units on a one-for-one basis only after the later of (1) 30 months after the date of issuance and (2) the earlier of (i) the date on which adjusted funds from operations, or adjusted FFO, per class A common share aggregates $0.80 or more over four consecutive quarters following the closing of the Management Internalization or (ii) the date on which the daily closing price of our Class A common shares on the NYSE averages $18.00 or more for two consecutive quarters following the closing of the Management Internalization. After 30 months, the Series D units will participate in distributions (other than liquidating distributions) at a rate of 70% of the per unit distributions on the Class A units.

The Series E units do not participate in distributions and do not have any voting rights. The Series E units will automatically convert into Series D units, or if the Series D units have previously converted into Class A units, into Class A units, on February 29, 2016, based on the performance based earn-out formula described below.

The number of Series D units, or if the Series D units have previously converted into Class A units, Class A units, into which the Series E units will convert depends on the level of Pro Forma Annualized EBITDA Contribution (as described below). If, during the six-month period ending December 31, 2015, or the Measurement Period, Pro Forma Annualized EBITDA Contribution equals or exceeds $28 million, the Series E units will convert into Series D units (or if the Series D units have previously converted into Class A units, into Class A units) on a one-for-one basis at February 29, 2016.

If, during the Measurement Period, the Pro Forma Annualized EBITDA Contribution is less than $28 million, the Series E units will convert into that number of Series D units (or if the Series D units have previously converted into Class A units, into Class A units) determined by (1) dividing (A) Pro Forma Annualized EBITDA Contribution during the Measurement Period less $14 million by (B) $14 million and (2) multiplying that result by 4,375,000. Series E units which are not converted at the end of the Measurement Period, if any, will be cancelled. The performance threshold is structured to result in the conversion of Series E units into additional Series D units on a proportionate basis to the extent that the Pro Forma Annualized EBITDA Contribution (up to $28 million) exceeds a base annual EBITDA contribution target of $14 million.

Pro Forma Annualized EBITDA Contribution will be calculated for the Measurement Period as outlined below and multiplied by two to annualize the result. Pro Forma Annualized EBITDA Contribution equals:

(1)	pro forma asset revenue calculated for the Measurement Period based upon the terms of the advisory management agreement (excluding any acquisition and renovation fees), as amended, and as if such agreement had remained in effect for the Measurement Period and reflecting the absence of an asset management fee on the Alaska Joint Venture properties and any other Investment Vehicles (as described below) involving our company (for clarity purposes, the pro forma asset management fee shall reflect the $9,800,000 reduction agreed to in connection with the contribution of properties by AH LLC to our company in February 2013); plus

(2)	pro forma fee revenue calculated for the Measurement Period based upon the terms of the property management agreement, as if such agreement had remained in effect for the Measurement Period and will include any actual property management fees paid to our company by any and all Investment Vehicles;

less all expenses of our company and our operating partnership (without duplication) except:

(1)	those expenses previously payable by our company or our operating partnership under our advisory management agreement;

(2)	those expenses previously payable by our operating partnership under our property management agreement;

(3)	interest expense;

(4)	depreciation and amortization expenses;

(5)	taxes;

(6)	acquisition costs expensed;

(7)	charges for non-cash (stock based) incentive compensation paid pursuant to performance criteria established by our compensation committee; and

(8)	charges for non-cash changes to the carrying value of assets, liabilities and equity items.

For clarity purposes, the intent of the above computation is to include in Pro Forma Annualized EBITDA Contribution all revenue (and only such revenue) and all expenses (and only such expenses) that would be incurred by AH LLC if it operated our former manager and our former property manager independently. However, those expenses related to acquisition and renovation activities that our company, our operating partnership or its affiliates incur by assuming the services of the acquisition and renovation group, including personnel and all other costs directly related to such services and functions shall not be deemed expenses for the computation of Pro Forma EBITDA Contribution.

Investment Vehicles means any partnership, limited liability company, or other entity formed for the purpose of raising capital from investors other than our company and its subsidiaries and investing such capital in the acquisition of single-family homes.

The following is an example of a computation of the conversion of the Series E units. If Pro Forma Annualized EBITDA Contribution during the six months ended December 31, 2015 is $27 million, the 4,375,000 Series E units would convert into 4,062,500 Series D units determined as follows:

(1)	$27 million minus $14 million equals $13 million.

(2)	$13 million divided by $14 million equals 0.9286.

(3)	4,375,000 multiplied by 0.9286 equals 4,062,500.

5.000% Series A Participating Preferred Units

In connection with the Company’s issuance of Series A Participating Preferred Shares, our operating partnership will issue 5.000% Series A Participating Preferred Units, or Series A Participating Preferred Units, to the Company in exchange for the net proceeds from the public offering of the Series A Participating Preferred Shares. Holders of the Series A Participating Preferred Units will be entitled to distributions equal to: (i) from the date of original issue of any Series A Participating Preferred Units to but excluding September 30, 2020, 5.000% per annum on the initial liquidation preference per unit, and (ii) from and including September 30, 2020, 10.000% per annum on the initial liquidation preference per unit plus the HPA Amount, if any. For a discussion of “HPA Amount” see “—Description of Series A Participating Preferred Shares—Home Price Appreciation Amount.” The designations, preferences and other rights of the Series A Participating Preferred Units are intended to be substantially similar to the designations, preferences and other rights (except voting rights) of the Series A Participating Preferred Shares (see “—Description of Series A Participating Preferred Shares” for a discussion of the designations, preferences and other rights of the Series A Participating Preferred Shares).

Subject to certain limited exceptions after September 30, 2017, if and when the Company exercises its option to redeem the Series A Participating Preferred Shares (see “—Redemption—Redemption at Our Option” for a discussion of the Company’s redemption option), the operating partnership will redeem all but not less than all of the Series A Participating Preferred Units (no partial redemptions are permitted), for cash, at a redemption price as determined by the formula set forth in the amendment to the partnership agreement designating the Series A Participating Preferred Units (such redemption right, “the “Regular Redemption Right”).

After September 30, 2017, if and when the Company exercises its option to convert the Series A Participating Preferred Shares (see “—Conversion Rights—Conversion at Our Option” for a discussion of the Company’s conversion option), the operating partnership will convert all (no partial conversions are permitted) of the Series A Participating Preferred Units into Class A Units in the operating partnership. The conversion ratio for such one-time conversion will be determined by a formula as set forth in the amendment designating the Series A Participating Preferred Units.

Upon the occurrence of a “Change of Control” (see “—Description of Series A Participating Preferred Shares—Redemption—Special Redemption Option Upon a Change of Control”): (1) each holder of the Series A Participating Preferred Units shall have the right (the “Change of Control Conversion Right”), subject to the operating partnership’s “Special Redemption Right” (as defined below), to convert some or all of the Series A Participating Preferred Units held by such holder on the relevant date (the “Change of Control Conversion Date”) into a number of Class A Units per Series A Participating Preferred Unit. The conversion ratio for such Change of Control Conversion Right will be determined by a formula as set forth in the amendment to the partnership agreement designating the Series A Participating Preferred Units; and (2) if and when the Company exercises its special redemption option to redeem the Series A Participating Preferred Shares (see “—Redemption—Special Redemption Option upon a Change of Control” for a discussion of the Company’s special redemption option), the operating partnership will redeem all but not less than all of the Series A Participating Preferred Units (no partial redemptions are permitted) at any time within 120 days after the date on which the Change of Control has occurred (the “Special Redemption Right”), for cash at a redemption price as determined by the formula set forth in the amendment to the partnership agreement designating the Series A Participating Preferred Units. If, prior to the Change of Control Conversion Date, the operating partnership exercises its Regular Redemption Right or Special Redemption Right in connection with a Change of Control, holders of the Series A Participating Preferred Units shall not be permitted to exercise their Change of Control Conversion Right.

Partnership Approval for Transfers, Mergers, Sales of Assets

We, as general partner, may not transfer any of our units or other partnership interest, whether by sale, disposition, statutory merger or consolidation, liquidation or otherwise, unless:

•

Except as provided in the next succeeding paragraph, we receive Partnership Approval. Partnership Approval means approval obtained when the sum of the (1) the percentage interest of partners consenting to the transaction, plus (2) the product of (a) the percentage of the outstanding Class A units held by the general partner entity multiplied by (b) the percentage of the votes that were cast in favor of the transaction by the holders of the common shares of beneficial interest (or other comparable equity interest) of the general partner entity equals or exceeds the percentage required for the general partner entity’s shareholders to approve the transaction;

•	the transferee is admitted as a general partner pursuant to the terms of the partnership agreement;

•

the transferee assumes, by operation of law or express agreement, all of the obligations of the general partner under the partnership agreement with respect to such transferred partnership interest; and

•

the transferee has executed such instruments as may be necessary to effectuate such admission and to confirm the agreement of such transferee to be bound by all the terms and provisions of the partnership agreement with respect to the partnership interest so acquired and the admission of such transferee as the general partner.

We may not merge, consolidate or otherwise combine our assets with another entity, or sell all or substantially all of our assets not in the ordinary course of our business, or reclassify, recapitalize or change the terms of our outstanding shares (other than in connection with a share split, reverse share split, share dividend, change in par value, increase in authorized shares, designation or issuance of new classes of equity securities or any event that does not require the approval of our shareholders, and in which case no Partnership Approval is required), unless:

•

Partnership Approval has been obtained with respect to such transaction, and in connection with such transaction all limited partners holding partnership units will receive, or will have the right to elect to receive, for each partnership unit, consideration that is equivalent to the greatest amount of cash, securities or other property received by a holder of one of our common shares; and, if such event occurs in connection with a purchase, tender or exchange offer, each holder of partnership units has the right to receive, or elect to receive, the greatest amount of cash, securities or other property that such holder of units would have received had it exercised its right to redemption pursuant to the partnership agreement and received our common shares in exchange for its units immediately before the expiration of the purchase, tender or exchange offer and had accepted the purchase, tender or exchange offer; or

•

substantially all of the assets of our operating partnership are to be owned by a surviving entity in which our limited partners holding partnership units will hold a percentage interest based on the relative fair market value of the net assets of our operating partnership and the other net assets of such entity, which interest will be on terms that are at least as favorable as the terms of the partnership units and will include a right to redeem interests in such entity for the consideration described in the preceding bullet, cash on similar terms as those with respect to the partnership units or, if common equity securities of the person controlling the surviving entity are publicly traded, such common equity securities.

We may not voluntarily withdraw as a general partner of our operating partnership without Partnership Approval. With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without our prior written consent, which consent may be withheld in our sole and absolute discretion. With respect to limited partners that are also holders of Class B common shares, with certain limited exceptions, the general partner may only prohibit a transfer of interests if it has not received a written legal opinion that such transfer would not require the filing of a registration statement or otherwise violate federal or state securities laws or regulations applicable to the partnership. We also have the right to prohibit transfers by limited partners under certain circumstances if it would have certain adverse tax consequences to us or our operating partnership.

Except with our consent to the admission of the transferee as a limited partner, no transferee has any rights by virtue of the transfer other than the rights of an assignee, and is not entitled to vote OP units in any matter presented to the limited partners for a vote. We, as general partner, have the right to consent to the admission of a transferee of the interest of a limited partner, which consent may be given or withheld by us in our sole and absolute discretion.

Redemption Rights

As a general rule, limited partners have the right to cause our operating partnership to redeem their OP units at any time beginning one year following the date of the issuance of the OP units held by any such limited partner. If we give the limited partners notice of our intention to make an extraordinary distribution of cash or property to our shareholders or effect a merger, a sale of all or substantially all of our assets, or any other similar extraordinary transaction, each limited partner may exercise its right to redeem its OP units, regardless of the length of time such limited partner has held its OP units.

Limited partners generally do not have redemption rights until one year following the date of the initial issuance of the OP units. After the one year period, the redemption amount per unit is based on the market value of our common shares at the time of redemption. If our shares are then traded on a stock exchange, the market value will be equal to the average of the closing trading price of our common shares for the 10 trading days before the day on which we received the redemption notice.

We have the right to elect to acquire the OP units being redeemed directly from a limited partner in exchange for either cash in the amount specified above or a number of our common shares equal to the number of OP units offered for redemption, adjusted as specified in the partnership agreement to take into account prior share dividends or any subdivisions or combinations of our common shares. As general partner, we have the sole discretion to elect whether the redemption right will be satisfied by us in cash or our common shares. No redemption or exchange can occur if delivery of common shares by us is prohibited either under the provisions of our declaration of trust or under applicable federal or state securities laws, in each case regardless of whether we would in fact elect to assume and satisfy the unit redemption right with shares.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including but not limited to:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any administrative and operating costs and expenses we incur that are attributable to residential properties that are owned by us directly (if any), rather than by our operating partnership or its subsidiaries.

Issuance of Additional Partnership Interests

We, as general partner, are authorized to cause our operating partnership to issue additional OP units or other partnership interests to its partners, including us and our affiliates, or other persons. These OP units may be issued in one or more classes or in one or more series of any class, with designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to one or more other classes of partnership interests (including OP units held by us), as determined by us in our sole and absolute discretion without the approval of any limited partner, subject to the limitations described below.

No OP unit or interest may be issued to us as general partner or limited partner unless:

•

our operating partnership issues OP units or other partnership interests in connection with the grant, award or issuance of shares or other equity interests in us having designations, preferences and other rights such that the economic interests attributable to the newly issued shares or other equity interests in us are substantially similar to the designations, preferences and other rights, except voting rights, of the OP units or other partnership interests issued to us, and we contribute to our operating partnership the proceeds from the issuance of the shares or other equity interests received by us;

•	we make an additional capital contribution to our operating partnership; or

•

our operating partnership issues the additional OP units or other partnership interests to all partners holding OP units or other partnership interests in the same class in proportion to their respective percentage interests in that class.

Indemnification and Limitation of Liability

The partnership agreement expressly limits our liability by providing that neither we, as the general partner of our operating partnership, nor any of our trustees or officers, will be liable or accountable in damages to our operating partnership, the limited partners or assignees for errors in judgment, mistakes of fact or law or for any act or omission if we, or such trustee or officer, acted in good faith. In addition, our operating partnership is required to indemnify us, and our officers, trustees, employees, agents and designees to the fullest extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that (1) the act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, (2) the indemnified party actually received an improper personal benefit in money, property or services or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership also must pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification.

Amendment of Partnership Agreement

Amendments to the partnership agreement may be proposed by us, as general partner, or by any limited partner holding partnership interests representing 25% or more of the percentage interests entitled to vote thereon. In general, the partnership agreement may be amended only with the approval of the general partner and the written consent of the partners holding partnership interests representing more than 50% of the percentage interests entitled to vote thereon. However, as general partner, we have the power, without the consent of the limited partners, to amend the partnership agreement as may be required:

•	to add to our obligations as general partner or surrender any right or power granted to us as general partner or any affiliate of ours for the benefit of the limited partners;

•	to reflect the admission, substitution, termination or withdrawal of partners in compliance with the partnership agreement;

•	to set forth the designations, rights, powers, duties and preferences of the holders of any additional partnership interests issued in accordance with the authority granted to us as general partner;

•

to reflect a change that does not adversely affect the limited partners in any material respect, or to cure any ambiguity, correct or supplement any provision in the partnership agreement not inconsistent with law or with other provisions of the partnership agreement, or make other changes with respect to matters arising under the partnership agreement that are not inconsistent with law or with the provisions of the partnership agreement;

•	to modify the manner in which capital accounts, or any debits or credits thereto, are computed;

•

to include provisions referenced in future U.S. federal income tax guidance relating to compensatory partnership interests issued and made effective after the date hereof or in connection with any elections that we determine are reasonably necessary in respect of such guidance; and

•	to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal, state or local agency or contained in federal, state or local law.

The approval of a majority of the partnership interests held by limited partners other than us is necessary to amend provisions regarding, among other things:

•	the issuance of partnership interests in general and the restrictions imposed on the issuance of additional partnership interests to us in particular;

•	the prohibition against removing us as general partner by the limited partners;

•	restrictions on our power to conduct businesses other than owning partnership interests of our operating partnership and the relationship of our common shares to OP units;

•	limitations on transactions with affiliates;

•	our liability as general partner for monetary or other damages to our operating partnership; or

•	the transfer of partnership interests held by us or the dissolution of our operating partnership.

Amendments to the partnership agreement that would, among other things, (1) convert a limited partner’s interest into a general partner’s interest, (2) modify the limited liability of a limited partner, (3) alter the interest of a partner in profits or losses, or the right to receive any distributions, except as permitted under the partnership agreement with respect to the admission of new partners or the issuance of additional OP units, or (4) materially alter the unit redemption right of the limited partners, must be approved by each affected limited partner or any assignee who is a bona fide financial institution that loans money or otherwise extends credit to a holder of OP units or partnership interests that would be adversely affected by the amendment.

Registration Rights

Our operating partnership’s limited partners (other than us and our subsidiaries) will have the right to require our operating partnership to redeem part or all of their OP units for cash, or, at our election, common shares. We have granted registration rights to those persons who will receive common shares issuable upon redemption of OP units. These registration rights require us to use commercially reasonable efforts to seek to register all such common shares for sale approximately twelve months after issuance of such OP units, if we are eligible to file a registration statement on Form S-3 at the time. Our operating partnership will bear expenses incident to these registration requirements. However, neither we nor our operating partnership will bear the costs of any underwriting discounts or commissions.

Term

Our operating partnership will continue until dissolved pursuant to the partnership agreement or as otherwise provided by law.

Tax Matters

Pursuant to the partnership agreement, the general partner is the tax matters partner of our operating partnership. Accordingly, through our role as the general partner of our operating partnership, we have authority to make tax elections under the Code on behalf of our operating partnership, and to take such other actions as permitted under the partnership agreement.

Conflicts of Interest

Conflicts of interest exist or could arise in the future as a result of our relationships with our operating partnership or any limited partner of our operating partnership. Our trustees and officers have duties to our company and our shareholders under applicable Maryland law in connection with their management of our company. At the same time, we, as sole general partner, have fiduciary duties to our operating partnership and to its limited partners under Delaware law in connection with the management of our operating partnership. Our duties as sole general partner to our operating partnership and its partners may come into conflict with the duties of our trustees and officers to our company and our shareholders. The partnership agreement provides that in the event of a conflict between the interests of the limited partners of our operating partnership and our shareholders, we shall act in the interests of our shareholders, and we shall not be liable for monetary or other losses sustained, liabilities incurred or benefits not derived by limited partners in our operating partnership in connection therewith.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR DECLARATION

OF TRUST AND BYLAWS

Our Board of Trustees

Our declaration of trust and bylaws provide that the number of trustees of our company will not be less than two and, unless our bylaws are amended, not more than 15, and the number of trustees of our company may be increased or decreased pursuant to our bylaws by a vote of the majority of our entire board of trustees.

Pursuant to our declaration of trust and bylaws, each member of our board of trustees is elected by our shareholders to serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Holders of our common shares have no right to cumulative voting in the election of trustees, and trustees are elected by a plurality of all the votes cast in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of our common shares are able to elect all of our trustees.

Removal of Trustees

In general, our declaration of trust provides that, subject to the rights of holders of one or more classes or series of preferred shares to elect or remove one or more trustees, a trustee may be removed only for cause (as defined in our declaration of trust) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of trustees. Except as described below, this provision, when coupled with the exclusive power of our board of trustees to fill vacant trusteeships, may preclude shareholders from removing incumbent trustees except for cause and by a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Under provisions of the MGCL that apply to Maryland real estate investment trusts, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances specified under the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any interested shareholder, or an affiliate of such an interested shareholder, are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Maryland law defines an interested shareholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the trust’s outstanding voting shares; or

•

an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting shares of the trust.

A person is not an interested shareholder under the statute if the board of trustees approves in advance the transaction by which the person otherwise would have become an interested shareholder. In approving a transaction, however, the board of trustees may provide that its approval is subject to compliance at or after the time of the approval, with any terms and conditions determined by the board of trustees.

After the five-year prohibition, unless, among other conditions, the trust’s common shareholders receive a minimum price (as described under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares, any business combination between the trust and an interested shareholder generally must be recommended by the board of trustees and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding voting shares of the trust; and

•

two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom (or with whose affiliate) the business combination is to be effected or shares held by an affiliate or associate of the interested shareholder.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a trust’s board of trustees prior to the time that the interested shareholder becomes an interested shareholder. As permitted by the MGCL, our board of trustees has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of trustees (including a majority of trustees who are not affiliates or associates of such persons). However, our board of trustees may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested shareholders.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” have no voting rights except to the extent approved at a special meeting of shareholders by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares in a Maryland real estate investment trust in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of trustees: (1) a person who makes or proposes to make a control share acquisition; (2) an officer of the trust; or (3) an employee of the trust who is also a trustee of the trust. “Control shares” are voting shares that, if aggregated with all other such shares previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing trustees within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the control shares. If no request for a special meeting is made, we may present the question at any shareholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by Maryland law, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights, unless appraisal rights are eliminated under the declaration of trust. Our declaration of trust eliminates all appraisal rights of shareholders. The control share acquisition statute does not apply (1) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (2) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of our shares. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland real estate investment trust with a class of equity securities registered under the Exchange Act and at least three independent trustees to elect to be subject, by provision in its declaration of trust or bylaws or a resolution of its board of trustees and notwithstanding any contrary provision in the declaration of trust or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds shareholder vote requirement for removing a trustee;

•	a requirement that the number of trustees be fixed only by vote of the trustees;

•	a requirement that a vacancy on the board be filled only by the remaining trustees and for the remainder of the full term of the class of trustees in which the vacancy occurred; and

•	a requirement that requires the request of the holders of at least a majority of all votes entitled to be cast to call a special meeting of shareholders.

Our declaration of trust provides that, at such time as we become eligible to make a Subtitle 8 election, we elect to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of trustees. In July 2013, our board of trustees and our shareholders approved an amendment to our declaration of trust under which we will elect not to be subject to these provisions.

Through provisions in our declaration of trust and bylaws unrelated to Subtitle 8, we also (1) require the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any trustee from our board, which removal will be allowed only for cause, (2) vest in our board the exclusive power to fix the number of trusteeships, subject to limitations set forth in our declaration of trust and bylaws, and fill vacancies and (3) require, unless called by the Executive Chairman of our board of trustees, the President or Chief Executive Officer or our board of trustees, the written request of shareholders entitled to cast a majority of all votes entitled to be cast at such meeting to call a special meeting. We have not elected to create a classified board.

Meetings of Shareholders

Pursuant to our bylaws, an annual meeting of our shareholders for the purpose of the election of trustees and the transaction of any business will be held on a date and at the time and place set by our board of trustees. Each of our trustees is elected by our shareholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. The next annual meeting of our shareholders will be held in 2014. In addition, our Chairman, Chief Executive Officer, President or our board of trustees may call a special meeting of our shareholders. Subject to the provisions of our bylaws, a special meeting of our shareholders to act on any matter that may properly be considered by our shareholders will also be called by our secretary upon the written request of shareholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our Secretary will inform the requesting shareholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting shareholder must pay such estimated cost before our secretary may prepare and mail the notice of the special meeting.

Amendment of Our Declaration of Trust and Extraordinary Transactions

Under Title 8, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge with another entity unless declared advisable by a majority of the board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter, is set forth in the real estate investment trust’s declaration of trust. Our declaration of trust provides that such actions (other than certain amendments to the provisions of our declaration of trust related to the removal of trustees, the restrictions on ownership and transfer of our shares and termination of the trust) may be taken if declared advisable by a majority of our board of trustees and approved by the vote of shareholders holding a majority of the votes entitled to be cast on the matter.

Our board of trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Bylaws Amendments

Except as described below, our board of trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

The provisions in our bylaws relating to a special election meeting and the amendment thereof may not be amended without the affirmative vote or written or electronic consent of holders of at least 75% of the outstanding common shares entitled to vote thereon (other than shares held by our executive officers).

Our bylaws also require shareholder approval prior to adoption of any shareholder rights plan – or “poison pill” – except under limited circumstances. This provision cannot be amended, altered or repealed without prior shareholder approval. We do not intend to adopt a shareholder rights plan.

Advance Notice of Trustee Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of shareholders, nominations of individuals for election to our board of trustees and the proposal of other business to be considered by our shareholders at an annual meeting of shareholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of trustees or (3) by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the shareholder and its affiliates and the nominee or business proposal, as applicable.

With respect to special meetings of shareholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of trustees may be made at a special meeting of shareholders at which trustees are to be elected only (1) by or at the direction of our board of trustees or (2) provided that the special meeting has been properly called for the purpose of electing trustees, by a shareholder who was a shareholder of record both at the time of giving of notice and at the time of the meeting, who is entitled to vote at the meeting on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the shareholder and its affiliates and the nominee.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws

Our declaration of trust and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common shares or otherwise be in the best interests of our shareholders, including:

•	business combination provisions;

•	supermajority vote and cause requirements for removal of trustees;

•

requirement that shareholders holding at least a majority of our outstanding common shares must act together to make a written request before our shareholders can require us to call a special meeting of shareholders;

•	provisions that vacancies on our board of trustees may be filled only by the remaining trustees for the full term of the trusteeship in which the vacancy occurred;

•	the power of our board to increase or decrease the aggregate number of authorized shares or the number of shares of any class or series of shares;

•	the power of our board of trustees to cause us to issue additional shares of any class or series and to fix the terms of one or more classes or series of shares without shareholder approval;

•	the restrictions on ownership and transfer of our shares; and

•	advance notice requirements for trustee nominations and shareholder proposals.

Likewise, if the resolution opting out of the business combination provisions of the MGCL were repealed or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Our bylaws require shareholder approval prior to adoption of any shareholder rights plan – or “poison pill” – except under limited circumstances. This provision cannot be amended, altered or repealed without prior shareholder approval. We do not intend to adopt a shareholder rights plan.

Limitation of Trustees’ and Officers’ Liability and Indemnification

Title 8 permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our declaration of trust contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

Title 8 permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by such director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by such director or officer or on such director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director did not meet the standard of conduct.

Our declaration of trust and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any individual who is a present or former trustee or officer of the Trust and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; and

•

any individual who, while a trustee or officer of the Trust and at the request of the Trust, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our declaration of trust and bylaws also permit us, with the approval of our board of trustees, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

In addition, we have entered into indemnification agreements with each of our trustees and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our declaration of trust provides that our board of trustees may revoke or otherwise terminate our REIT election, without approval of our shareholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to our qualification and taxation as a real estate investment trust, a “REIT,” and the acquisition, holding, and disposition of our Series A Participating Preferred Shares. For purposes of the following discussion, references to “our Company,” “we” and “us” mean only American Homes 4 Rent and not its subsidiaries or affiliates. This summary is based upon the Code of 1986, as amended, or the “Code,” the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. The summary is also based upon the assumption that we will operate the Company and its subsidiaries and affiliated entities in accordance with their applicable organizational documents. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances, or to investors subject to special tax rules, including:

•	a tax-exempt organization, except to the extent discussed below in “—Taxation of U.S. Shareholders—Taxation of Tax-Exempt Shareholders,”

•	a broker-dealer,

•

a non-U.S. corporation, non-U.S. partnership, non-U.S. trust, non-U.S. estate, or individual who is not taxed as a citizen or resident of the United States, all of which may be referred to collectively as “non-U.S. persons,”

•	a trust, estate, regulated investment company, or “RIC,” REIT, financial institution, insurance company or S corporation,

•	investors subject to the alternative minimum tax provisions of the Code,

•	investors holding the Series A Participating Preferred Shares as part of a hedge, straddle, conversion or other risk-reduction or constructive sale transaction,

•	investors holding the Series A Participating Preferred Shares through a partnership or similar pass-through entity,

•	a person with a “functional currency” other than the U.S. dollar,

•	beneficially or constructively holding 10% or more (by vote or value) of the beneficial interest in us,

•	a person who does not hold the Series A Participating Preferred Shares as a “capital asset,” within the meaning of Section 1221 of the Code,

•	a U.S. expatriate, or

•	investors otherwise subject to special tax treatment under the Code.

This summary does not address state, local or non-U.S. tax considerations.

Each prospective investor is advised to consult his or her tax advisor to determine the impact of his or her personal tax situation on the anticipated tax consequences of the acquisition, ownership and sale of our Series A Participating Preferred Shares. This includes the federal, state, local, foreign and other tax consequences of the ownership and sale of our Series A Participating Preferred Shares and the potential changes in applicable tax laws.

Taxation of the Company as a REIT

General

We have elected to be taxed as a REIT commencing with our first taxable year ended December 31, 2012. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to shareholders provided that the REIT meets the applicable REIT distribution requirements and other requirements for qualification as a REIT under the Code. We believe that we are organized and that we have operated and we intend to continue to operate in a manner to qualify for taxation as a REIT under the Code. However, qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Code, including through our actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various other REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future change in our circumstances, we cannot provide any assurances that we have been or will be organized or operated in a manner so as to satisfy the requirements for qualification and taxation as a REIT under the Code, or that we will meet in the future the requirements for qualification and taxation as a REIT. See “—Failure to Qualify as a REIT.”

The sections of the Code that relate to our qualification and operation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its shareholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury regulations, and related administrative and judicial interpretations.

Taxation

For each taxable year in which we qualify for taxation as a REIT, we generally will not be subject to U.S. federal corporate income tax on our net income that is distributed currently to our shareholders. Shareholders generally will be subject to taxation on dividends (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. Qualification for taxation as a REIT enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from an investment in a regular corporation. Regular corporations (non-REIT “C” corporations) generally are subject to U.S. federal corporate income taxation on their income and shareholders of regular corporations are subject to tax on any dividends that are received. Currently, however, shareholders of regular corporations who are taxed at individual rates generally are taxed on dividends they receive at capital gains rates, which are currently lower for individuals than ordinary income rates, and shareholders of regular corporations who are taxed at regular corporate rates will receive the benefit of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. Subject to certain limited exceptions, dividends received from REITs are generally not eligible for taxation at the preferential dividend income rates currently available to individual U.S. shareholders who receive dividends from taxable subchapter “C” corporations, and corporate shareholders of a REIT are not eligible for the dividends received deduction. Income earned by a REIT and distributed currently to its shareholders generally will be subject to lower aggregate rates of U.S. federal income taxation than if such income were earned by a non-REIT “C” corporation, subjected to corporate income tax, and then distributed to shareholders and subjected to tax either at capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

Any net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize.

Even if we qualify for taxation as a REIT, we will be subject to U.S. federal income tax in the following circumstances:

(1)	We will be taxed at regular corporate rates on any undistributed “REIT taxable income.” REIT taxable income is the taxable income of the REIT subject to specified adjustments, including a deduction for dividends paid.

(2)	We (or our shareholders) may be subject to the “alternative minimum tax” on our undistributed items of tax preference, if any.

(3)	If we have (1) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business, or (2) other non-qualifying income from foreclosure property, such income will be subject to tax at the highest corporate rate.

(4)	Our net income from “prohibited transactions” will be subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

(5)	If we fail to satisfy either the 75% gross income test or the 95% gross income test, as discussed below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our qualification as a REIT because of specified cure provisions, we will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect our profitability.

(6)	We will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the sum of amounts actually distributed, excess distributions from the preceding tax year and amounts retained for which U.S. federal income tax was paid, if we fail to make the required distributions by the end of a calendar year. The required distributions for each calendar year is equal to the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year other than capital gains we elect to retain and pay tax on as described below; and

•	any undistributed taxable income from prior taxable years.

(7)	We will be subject to a 100% penalty tax on some payments we receive (or on certain expenses deducted by a taxable REIT subsidiary) if arrangements among us, our tenants, and our taxable REIT subsidiaries do not reflect arm’s-length terms.

(8)	If we acquire any assets from non-REIT “C” corporations in a transaction in which the basis of the assets in our hands is determined by reference to the basis of the asset in the hands of the C corporation, we would be liable for corporate income tax, at the highest applicable corporate rate for the “built-in gain” with respect to those assets if we disposed of those assets. To the extent that assets are transferred to us in a carry-over basis transaction by a partnership in which a corporation owns an interest, we will be subject to this tax in proportion to the non-REIT “C” corporation’s interest in the partnership. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time we acquire the asset. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us. The IRS has issued proposed Treasury regulations which would exclude from the application of this built-in gains tax any gain from the sale of property acquired by us in an exchange under Section 1031 (a like kind exchange) or 1033 (an involuntary conversion) of the Code. The proposed Treasury regulations described above will not be effective unless they are issued in their final form, and as of the date of this prospectus it is not possible to determine whether the proposed Treasury regulations will be finalized in their current form or at all.

(9)	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a U.S. shareholder would include its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the shareholder) in its income, would be deemed to have paid the tax we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the basis of the U.S. shareholder in our shares.

(10)	If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, but our failure is due to reasonable cause and not due to willful neglect and we nevertheless maintain our REIT qualification because of specified cure provisions, we will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by such non-qualifying assets by the highest rate of tax applicable to regular “C” corporations during periods when such assets would have caused us to fail the asset test.

(11)	If we fail to satisfy a requirement under the Code which would result in the loss of our REIT qualification, other than a failure to satisfy a gross income test, or an asset test as described in paragraph 10 above, but nonetheless maintain our qualification as a REIT because the requirements of certain relief provisions are satisfied, we will be subject to a penalty of $50,000 for each such failure.

(12)	If we fail to comply with the requirements to send annual letters to our shareholders requesting information regarding the actual ownership of our shares and the failure was not due to reasonable cause or was due to willful neglect, we will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

(13)	The earnings of any subsidiaries that are subchapter “C” corporations, including any TRS, are subject to U.S. federal corporate income tax.

Notwithstanding our qualification as a REIT, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property and other taxes on our assets, operations and/or net worth. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

The Code defines a “REIT” as a corporation, trust or association:

(1)	that is managed by one or more trustees or trustees;

(2)	that issues transferable shares or transferable certificates to evidence its beneficial ownership;

(3)	that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	that is neither a financial institution nor an insurance company within the meaning of certain provisions of the Code;

(5)	that is beneficially owned by 100 or more persons;

(6)	not more than 50% in value of the outstanding shares or other beneficial interest of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities and as determined by applying certain attribution rules) during the last half of each taxable year;

(7)	that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for U.S. federal income tax purposes;

(9)	that meets other applicable tests, described below, regarding the nature of its income and assets and the amount of its distributions; and

(10)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year and condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) do not apply until after the first taxable year for which an election is made to be taxed as a REIT. Condition (6) must be met during the last half of each taxable year. For purposes of determining share ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. If we fail to satisfy these share ownership requirements, we will fail to qualify as a REIT unless we qualify for certain relief provisions described in the following paragraph.

To monitor our compliance with condition (6) above, we are generally required to maintain records regarding the actual ownership of our common shares. To do so, we must demand written statements each year from the record holders of certain specified percentages of our common shares pursuant to which the record holders must disclose the actual owners of the common shares (i.e., the persons required to include in gross income the dividends paid by us). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. A shareholder that fails or refuses to comply with the demand is required by Treasury regulations to submit a statement with its tax return disclosing the actual ownership of our shares and other information. If we comply with the record-keeping requirement and we do not know or, exercising reasonable diligence, would not have known of our failure to meet condition (6) above, then we will be treated as having met condition (6) above.

For purposes of condition (8), we adopted December 31 as our year end, and thereby satisfy this requirement.

Effect of Subsidiary Entities

Ownership of Interests in Partnerships and Limited Liability Companies. In the case of a REIT which is a partner in a partnership or a member in a limited liability company treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that the REIT will be deemed to own its pro rata share of the assets of the partnership or limited liability company, as the case may be, based on its capital interests in such partnership or limited liability company. Also, the REIT will be deemed to be entitled to the income of the partnership or limited liability company attributable to its pro rata share of the assets of that entity. The character of the assets and gross income of the partnership or limited liability company retains the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests. Thus, our pro rata share of the assets and items of income of our operating partnership, including our operating partnership’s share of these items of any partnership or limited liability company in which we own an interest, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below.

We have included a brief summary of the rules governing the U.S. federal income taxation of partnerships and limited liability companies and their partners or members below in “—Tax Aspects of Our Ownership of Interests in the Operating Partnership and other Partnerships and Limited Liability Companies.” We believe that we have operated and we intend to continue to operate our operating partnership and the subsidiary partnerships and limited liability companies in which our operating partnership invests in a manner consistent with the requirements for our qualification and taxation as a REIT. In the future, we may be a limited partner or non-managing member in some of our partnerships and limited liability companies. If such a partnership or limited liability company were to take actions which could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow us to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless entitled to relief, as described below.

Ownership of Interests in Qualified REIT Subsidiaries. We may own 100% of the stock of one or more corporations that are qualified REIT subsidiaries. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its stock and it is not a taxable REIT subsidiary. A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references in this discussion to our income and assets should be understood to include the income and assets of any qualified REIT subsidiary we own. Our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than 5% of the value of our total assets, as described below in “—Asset Tests Applicable to REITs.”

Ownership of Interests in Taxable REIT Subsidiaries. In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a taxable REIT subsidiary. We currently have one taxable REIT subsidiary. A taxable REIT subsidiary of ours is a corporation other than a REIT in which we directly or indirectly hold stock, and that has made a joint election with us to be treated as a taxable REIT subsidiary under Section 856(l) of the Code. A taxable REIT subsidiary also includes any corporation other than a REIT in which a taxable REIT subsidiary of ours owns, directly or indirectly, securities, (other than certain “straight debt” securities), which represent more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary may generally engage in any business, including the provision of customary or non-customary services to our tenants without causing us to receive impermissible tenant service income under the REIT gross income tests. A taxable REIT subsidiary is required to pay regular U.S. federal income tax, and state and local income tax where applicable, as a regular “C” corporation. In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by us if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied. If dividends are paid to us by one or more of our taxable REIT subsidiaries, then a portion of the dividends we distribute to shareholders who are taxed at individual rates will generally be eligible for taxation at lower capital gains rates, rather than at ordinary income rates. See “—Taxation of U.S. Shareholders—Taxation of Taxable U.S. Shareholders—Qualified Dividend Income.”

Generally, a taxable REIT subsidiary can perform impermissible tenant services without causing us to receive impermissible tenant services income under the REIT income tests. However, several provisions applicable to the arrangements between us and our taxable REIT subsidiaries ensure that such taxable REIT subsidiaries will be subject to an appropriate level of U.S. federal income taxation. For example, taxable REIT subsidiaries are limited in their ability to deduct interest payments in excess of a certain amount made directly or indirectly to us. In addition, we will be obligated to pay a 100% penalty tax on some payments we receive or on certain expenses deducted by our taxable REIT subsidiaries if the economic arrangements between us, our tenants and such taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties. Our taxable REIT subsidiary, and any future taxable REIT subsidiaries acquired by us, may make interest and other payments to us and to third parties in connection with activities related to our properties. There can be no assurance that our taxable REIT subsidiaries will not be limited in their ability to deduct interest payments made to us. In addition, there can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our taxable REIT subsidiaries.

Gross Income Tests

To qualify as a REIT, we must satisfy two gross income tests which are applied on an annual basis. First, in each taxable year at least 75% of our gross income, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including:

•	“rents from real property”;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real property or mortgages on real property, in either case, not held for sale to customers;

•	interest income derived from mortgage loans secured by real property; and

•

income attributable to temporary investments of new capital in stocks and debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or issuance of debt obligations with at least a five-year term.

Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as (a) other dividends, (b) interest, and (c) gain from the sale or disposition of shares or securities, in either case, not held for sale to customers.

Rents from Real Property. Rents we receive will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if several conditions are met. These conditions relate to the identity of the tenant, the computation of the rent payable, and the nature of the property lease.

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First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales;

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Second, we, or an actual or constructive owner of 10% or more of our common shares, must not actually or constructively own 10% or more of the interests in the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from such tenant that is a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if either (i) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the taxable REIT subsidiary are comparable to rents paid by our other tenants for comparable space or (ii) the property is a qualified lodging or qualified health care facility and such property is operated on behalf of the taxable REIT subsidiary by a person who is an “eligible independent contractor” (as described below) and certain other requirements are met;

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Third, rent attributable to personal property, leased in connection with a lease of real property, must not be greater than 15% of the total rent received under the lease. If this requirement is not met, then the portion of rent attributable to personal property will not qualify as “rents from real property”; and

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Fourth, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an “independent contractor” who is adequately compensated and from whom we derive no revenue or through a taxable REIT subsidiary. To the extent that impermissible services are provided by an independent contractor, the cost of the services generally must be borne by the independent contractor. We anticipate that any services we provide directly to tenants will be “usually or customarily rendered” in connection with the rental of space for occupancy only and not otherwise considered to be provided for the tenants’ convenience. We may provide a minimal amount of “non-customary” services to tenants of our properties, other than through an independent contractor or taxable REIT subsidiary, but we believe that our income from these services has not and will not in the future exceed 1% of our total gross income from the property. If the impermissible tenant services income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant services income does not exceed 1% of our total income from the property, the services will not “taint” the other income from the property (that is, it will not cause the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant services income will not qualify as rents from real property. We are deemed to have received income from the provision of impermissible services in an amount equal to at least 150% of our direct cost of providing the service.

We generally lease our properties to tenants that are individuals. Our leases typically have a term of at least one year and require the tenant to pay fixed rent. We do not currently lease and we do not anticipate leasing significant amounts of personal property pursuant to our leases. Moreover, we do not currently lease and we do not intend to perform any services other than customary ones for our tenants, unless such services are provided through independent contractors or our taxable REIT subsidiary. Accordingly, we believe that our leases produce rent that qualifies as “rents from real property” for purposes of the income tests. However, if the IRS were to successfully challenge our treatment of any such services, it could adversely affect our ability to quality as a REIT.

Interest Income. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property.

Although the issue is not free from doubt, we may be required to treat a portion of the gross income derived from a mortgage loan that is acquired (or modified in a manner that is treated as an acquisition of a new loan for U.S. federal income tax purposes) at a time when the fair market value of the real property securing the loan is less than the loan’s face amount and there are other assets securing the loan, as nonqualifying for the 75% gross income test even if our acquisition price for the loan (that is, the fair market value of the loan) is less than the value of the real property securing the loan. Until there is clarification of how interest income related to such loans should be treated for purposes of the 75% gross income test, we intend to measure our compliance with the 75% gross income test by treating a portion of the gross interest income as nonqualifying for such test. The amount of interest income from such a loan that we intend to treat as qualifying will equal the product of the interest income from such loan recognized during the year multiplied by a fraction the numerator of which is the fair market value of the real property securing the loan (measured as required pursuant to the applicable Treasury regulations and related guidance) and the denominator of which is the highest unpaid principal balance of such loan during the portion of the taxable year that we own the loan. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that we derive interest income from a mortgage loan, or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales of the borrower or lessee, and no part is based on the net income or profits of the borrower or lessee, a tenant or subtenant of the borrower or lessee, or any other person. However, where the borrower or lessee derives substantially all of its income from leasing substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly, such income will qualify for purposes of the gross income tests.

We do not currently and we do not expect in the future to derive significant amounts of interest that will not qualify under the 75% and 95% gross income tests.

Other Income. We may receive various fees in connection with our operations. The fees generally will be qualifying income for purposes of both the 75% and 95% gross income tests if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees are not qualifying income for purposes of either the 75% or the 95% gross income tests. Any fees earned by a TRS will not be included for purposes of determining whether we have satisfied the gross income tests. The monthly fee payable to us by AH LLC for maintenance and use of certain intellectual property transferred to us in the Management Internalization is treated as nonqualifying income for purposes of the 75% and 95% gross income tests. Similarly, fee income received from performing property management or similar services to third parties is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Dividend Income. Our share of any dividends received from any corporations in which we own an interest (other than qualified REIT subsidiaries) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that we will receive sufficient dividends from such corporations to cause us to exceed the limit on non-qualifying income under the 75% gross income test. Dividends that we receive from other qualifying REITs will qualify for purposes of both REIT income tests.

Income from Hedging Transactions. From time to time we may enter into hedging transactions with respect to one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap or cap agreements, option agreements, and futures or forward contracts. Income of a REIT, including income from a pass-through subsidiary, arising from “clearly identified” hedging transactions that are entered into to manage the risk of interest rate or price changes with respect to borrowings, including gain from the disposition of such hedging transactions, to the extent the hedging transactions hedge indebtedness incurred, or to be incurred, by the REIT to acquire or carry real estate assets, will not be treated as gross income for purposes of the 95% gross income test, and will not be treated as gross income for purposes of the 75% gross income test. Income of a REIT arising from hedging transactions that are entered into to manage the risk of currency fluctuations will not be treated as gross income for purposes of either the 95% gross income test or the 75% gross income test provided that the transaction is “clearly identified.” In general, for a hedging transaction to be “clearly identified,” (1) it must be identified as a hedging transaction before the end of the day on which it is acquired, originated, or entered into; and (2) the items of risks being hedged must be identified “substantially contemporaneously” with entering into the hedging transaction (generally not more than 35 days after entering into the hedging transaction). To the extent that we hedge with other types of financial instruments or in other situations, the resultant income will be treated as income that does not qualify under the 95% or 75% gross income tests unless the hedge meets certain requirements and we elect to integrate it with a specified asset and to treat the integrated position as a synthetic debt instrument. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT but there can be no assurance we will be successful in this regard.

Income from Prohibited Transactions. Any gain that we realize on the sale of any property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business including our share of any such gain realized by our operating partnership, either directly or through its subsidiary partnerships and limited liability companies, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. However, we will not be treated as a dealer in real property with respect to a property that we sell for the purposes of the 100% tax if (i) we have held the property for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property, and (iii) we either (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) the aggregate tax basis of property sold during the year is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year or (c) the fair market value of property sold during the year is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. The sale of more than one property to one buyer as part of one transaction constitutes one sale for purposes of this “safe harbor.” We structure our activities to avoid transactions that are prohibited transactions. However, the avoidance of this tax on prohibited transactions could cause us to undertake less substantial sales of property than we would otherwise undertake in order to maximize our profits. In addition, we may have to sell numerous properties to a single or a few purchasers, which could cause us to be less profitable than would be the case if we sold properties on a property-by-property basis.

Income from Foreclosure Property. We generally will be subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that constitutes qualifying income for purposes of the 75% gross income test. Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated, and (3) with respect to which we made a proper election to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. To the extent that we receive any income from foreclosure property that does not qualify for purposes of the 75% gross income test, we intend to make an election to treat the related property as foreclosure property if the election is available (which may not be the case with respect to acquired “distressed loans”).

Cash/Income Differences/Phantom Income. Due to the nature of the assets in which we may invest, we may be required to recognize taxable income from those assets in advance of our receipt of cash flow on or proceeds from disposition of such assets, and may be required to report taxable income in early periods that exceeds the economic income ultimately realized on such assets.

We may invest in mortgages, including NPLS, in the secondary market for less than their face amount. The amount of such discount generally will be treated as “market discount” for U.S. federal income tax purposes. We may elect to include in taxable income accrued market discount as it accrues rather than as it is realized for economic purposes, resulting in phantom income. Principal payments on certain loans are made monthly, and consequently accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on the debt instrument than our purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deductions.

We may acquire distressed debt investments that are subsequently modified by agreement with the borrower. If the amendments to the outstanding debt are “significant modifications” under the applicable Treasury Regulations, the modified debt may be considered to have been reissued to us in a debt-for-debt exchange with the borrower. In that event, we may be required to recognize income to the extent the principal amount of the modified debt exceeds our adjusted tax basis in the unmodified debt, and would hold the modified loan with a cost basis equal to its principal amount for U.S. federal tax purposes. To the extent that such modifications are made with respect to a debt instrument held by a TRS treated as a dealer as described above, such a TRS would be required at the end of each taxable year, including the taxable year in which such modification was made, to mark the modified debt instrument to its fair market value as if the debt instrument were sold. In that case, the TRS would recognize a loss at the end of the taxable year in which the modifications were made to the extent the fair market value of such debt instrument were less than its principal amount after the modification.

In addition, in the event that any debt instruments acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at the stated rate regardless of whether corresponding cash payments are received.

Finally, we may be required under the terms of indebtedness that we incur to private lenders to use cash received from interest payments to make principal payments on that indebtedness, with the effect of recognizing income but not having a corresponding amount of cash available for distribution to holders of our securities.

Due to each of these potential timing differences between income recognition or expense deduction and cash receipts or disbursements, there is a significant risk that we may have substantial taxable income in excess of cash available for distribution. In that event, we may need to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which this “phantom income” is recognized. See “—Requirements for Qualification as a REIT—Annual Distribution Requirements.”

Failure to Satisfy the Gross Income Tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% and/or 95% gross income tests for any taxable year, we file a schedule with the IRS setting forth a description of each item of our gross income that satisfies the gross income tests for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions are inapplicable to a particular set of circumstances, we will fail to qualify as a REIT. As discussed above, under “—Taxation of the Company as a REIT—General,” even if these relief provisions apply, a tax would be imposed based on the amount of non-qualifying income. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Redetermined Rents, Redetermined Deductions or Excess Interest. Any redetermined rents, redetermined deductions or excess interest we generate will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are overstated as a result of services furnished by one of our taxable REIT subsidiaries to any of our tenants, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. Rents we receive will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income as a result of satisfying the 1% de minimis exception;

•	a taxable REIT subsidiary renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable;

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rents paid to us by tenants leasing at least 25% of the net leasable space of the REIT’s property who are not receiving services from the taxable REIT subsidiary are substantially comparable to the rents paid by the REIT’s tenants leasing comparable space who are receiving such services from the TRS and the charge for the service is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

While we anticipate that any fees paid to our taxable REIT subsidiary for tenant services will reflect arm’s-length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services which do not satisfy any of the safe-harbor provisions described above. Nevertheless, these determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions or excess interest, as applicable.

Asset Tests

At the close of each calendar quarter, we must satisfy the following tests relating to the nature and diversification of our assets. For purposes of the asset tests, a REIT is not treated as owning the stock of a qualified REIT subsidiary or an equity interest in any entity treated as a partnership otherwise disregarded for U.S. federal income tax purposes. Instead, a REIT is treated as owning its proportionate share of the assets held by such entity.

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at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, in some circumstances, stock or debt instruments purchased with new capital. For purposes of this test, real estate assets include interests in real property, such as land and buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some types of mortgage-backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below.

•	not more than 25% of our total assets may be represented by securities other than those described in the first bullet above;

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Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets.

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Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, we may not own more than 10% of any one issuer’s outstanding voting securities.

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Except for securities described in the first bullet above and securities in qualified REIT subsidiaries and taxable REIT subsidiaries, and certain types of indebtedness that are not treated as securities for purposes of this test, as discussed below, we may not own more than 10% of the total value of the outstanding securities of any one issuer.

•	Not more than 25% of the value of our total assets may be represented by the securities of one or more taxable REIT subsidiaries.

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including (1) loans to individuals or estates; (2) obligations to pay rent from real property; (3) rental agreements described in Section 467 of the Code; (4) any security issued by other REITs; (5) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (6) any other arrangement as determined by the IRS. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by a partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, debt will meet the “straight debt” safe harbor if (1) neither us, nor any of our controlled taxable REIT subsidiaries (i.e., taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by us), own any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code, (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money, (3) the debt is not convertible, directly or indirectly, into stock, and (4) the interest rate and the interest payment dates of the debt are not contingent on the profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment and interest are permissible for purposes of qualifying as a straight debt security if either (1) such contingency does not have the effect of changing the effective yield of maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than 12 months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

We may invest in mortgages, including NPLs. A real estate mortgage loan that we own generally will be treated as a real estate asset for purposes of the 75% asset test if, on the date that we acquire or originate the mortgage loan, the value of the real property securing the loan is equal to or greater than the principal amount of the loan. Existing IRS guidance provides that certain rules described above that are applicable to the gross income tests may apply to determine what portion of a mortgage loan will be treated as a real estate asset if the mortgage loan is secured both by real property and other assets. Pursuant to Revenue Procedure 2011-16, the IRS has announced that it will not challenge a REIT’s treatment of a loan as a real estate asset in its entirety to the extent that the value of the loan is equal to or less than the value of the real property securing the loan at the relevant testing date. However, there are uncertainties regarding the application of the principles of Revenue Procedure 2011-16, particularly relating to the proper asset test treatment of loans acquired at a discount that increase in value during periods following the acquisition. There can be no assurance that later interpretations of or any clarifications to this Revenue Procedure will be consistent with how we currently are applying it to our REIT compliance analysis.

We may invest in distressed loans or NPLs with the intent to foreclose on the investments and acquire the underlying residential real estate assets (“residential REOs”). We expect to hold these distressed loans or NPLs in our taxable REIT subsidiary and then transfer the residential REO to the REIT. Our taxable REIT subsidiary will pay regular U.S. federal income tax, and state, and local income tax, where applicable, as a regular “C” corporation, on gain from the foreclosure, if any.

We believe that the assets that we hold and intend to hold will satisfy the foregoing asset test requirements. However, we have not and will not obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the value of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of assets violates one or more of the asset tests applicable to REITs in which case we might not satisfy the 75% asset test and the other asset tests and could fail to qualify as a REIT.

Failure to Satisfy the Asset Tests. The asset tests must be satisfied not only on the last day of the calendar quarter in which we, directly or through pass-through subsidiaries, acquire securities in the applicable issuer, but also on the last day of the calendar quarter in which we increase our ownership of securities of such issuer, including as a result of increasing our interest in pass-through subsidiaries. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests solely by reason of changes in the relative values of our assets. If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We believe that we have maintained and we intend to continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and we intend to take any available action within 30 days after the close of any quarter as may be required to cure any noncompliance with the asset tests. Although we plan to take steps to ensure that we satisfy such tests for any quarter with respect to which testing is to occur, there can be no assurance that such steps will always be successful. If we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT, unless we satisfy certain relief provisions.

The failure to satisfy the 5% asset test, or the 10% vote or value asset tests can be remedied even after the 30-day cure period under certain circumstances. Specifically, if we fail these asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which our identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposing of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), paying a tax equal to the greater of $50,000 or the highest corporate income tax rate of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test, and filing in accordance with applicable Treasury regulations a schedule with the IRS that describes the assets that caused us to fail to satisfy the asset test(s). We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the asset tests applicable to REITs. In certain circumstances, utilization of such provisions could result in us being required to pay an excise or penalty tax, which could be significant in amount.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our shareholders each year in an amount at least equal to:

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the sum of: (1) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain; and (2) 90% of our after tax net income, if any, from foreclosure property; minus

•	the sum of specified items of non-cash income.

For purposes of this test, non-cash income means income attributable to leveled stepped rents, original issue discount included in our taxable income without the receipt of a corresponding payment, cancellation of indebtedness or a like-kind exchange that is later determined to be taxable.

We generally must make dividend distributions in the taxable year to which they relate. Dividend distributions may be made in the following year in two circumstances. First, if we declare a dividend in October, November, or December of any year with a record date in one of these months and pay the dividend on or before January 31 of the following year. Such distributions are treated as both paid by us and received by each shareholder on December 31 of the year in which they are declared. Second, distributions may be made in the following year if they are declared before we timely file our tax return for the year and if made with or before the first regular dividend payment after such declaration. These distributions are taxable to our shareholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

In order for distributions to be counted as satisfying the annual distribution requirement for REITs, and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A dividend is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of shares as set forth in our organizational documents.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be required to pay tax on that amount at regular corporate tax rates. We believe that we have made and we intend to continue to make timely distributions sufficient to satisfy these annual distribution requirements. In certain circumstances we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase their adjusted basis of their shares by the difference between (1) the amounts of capital gain dividends that we designated and that they included in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, (1) will generally not affect the character, in the hands of our shareholders, of any distributions that are actually made as ordinary dividends or capital gains; and (2) cannot be passed through or used by our shareholders. See “—Taxation of U.S. Shareholders—Taxation of Taxable U.S. Shareholders—Distributions Generally.”

If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, and (y) the amounts of income we retained and on which we paid corporate income tax.

In addition, if we were to recognize “built-in-gain” (as defined below) on the disposition of any assets acquired from a “C” corporation in a transaction in which our basis in the assets was determined by reference to the “C” corporation’s basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax we would pay on such gain. “Built-in-gain” is the excess of (a) the fair market value of the asset (measured at the time of acquisition) over (b) the basis of the asset (measured at the time of acquisition).

We expect that our REIT taxable income (determined before our deduction for dividends paid) will be less than our cash flow because of depreciation and other non-cash charges included in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable dividends in order to meet the distribution requirements.

We may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest to the IRS based upon the amount of any deduction claimed for deficiency dividends.

Record-Keeping Requirements

We are required to comply with applicable record-keeping requirements. Failure to comply could result in monetary fines.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification other than gross income and asset tests that have the specific savings clauses, we can avoid termination of our REIT qualification by paying a penalty of $50,000 for each such failure, provided that our noncompliance was due to reasonable cause and not willful neglect.

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. If we fail to qualify for taxation as a REIT, we will not be required to make any distributions to shareholders, and any distributions that are made to shareholders will not be deductible by us. As a result, our failure to qualify for taxation as a REIT would significantly reduce the cash available for distributions by us to our shareholders. In addition, if we fail to qualify for taxation as a REIT, all distributions to shareholders, to the extent of our current and accumulated earnings and profits, will be taxable as regular corporate dividends, which means that shareholders taxed as individuals currently would receive qualified dividend income that would be taxed at capital gains rates, and corporate shareholders generally would be entitled to a dividends received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. There can be no assurance that we would be entitled to any statutory relief. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the requirements applicable to REITs.

Tax Aspects of Our Ownership of Interests in our Operating Partnership and other Partnerships and Limited Liability Companies

General

Substantially all of our investments are and will continue to be owned indirectly through our operating partnership. In addition, our operating partnership holds certain of its investments indirectly through subsidiary partnerships and limited liability companies that we are classified as partnerships or as disregarded entities for U.S. federal income tax purposes. In general, entities that are classified as partnerships or as disregarded entities for U.S. federal income tax purposes are “pass-through” entities which are not required to pay U.S. federal income tax. Rather, partners or members of such entities are allocated their pro rata shares of the items of income, gain, loss, deduction and credit of the entity, and are required to include these items in calculating their U.S. federal income tax liability, without regard to whether the partners or members receive a distribution of cash from the entity. We include in our income our pro rata share of the foregoing items for purposes of the various REIT gross income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our pro rata share of assets, based on capital interests, of assets held by our operating partnership, including its share of its subsidiary partnerships and limited liability companies. See “—Requirements for Qualification as a REIT—Effect of Subsidiary Entities—Ownership of Interests in Partnerships and Limited Liability Companies.”

Entity Classification

Our interests in our operating partnership and the subsidiary partnerships and limited liability companies involve special tax considerations, including the possibility that the IRS might challenge the status of one or more of these entities as a partnership or disregarded entity, and assert that such entity is an association taxable as a corporation for U.S. federal income tax purposes. If our operating partnership, or a subsidiary partnership or limited liability company, were treated as an association, it would be taxable as a corporation and would be required to pay an entity-level tax on its income. In this situation, the character of our assets and items of gross income could change and could preclude us from satisfying the REIT asset tests and possibly the REIT income tests. See “—Requirements for Qualification as a REIT—Gross Income Tests,” and “—Asset Tests.” This, in turn, would prevent us from qualifying as a REIT. See “—Failure to Qualify as a REIT” for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in our operating partnership’s or a subsidiary partnership’s or limited liability company’s status as a partnership for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

We believe our operating partnership and each of our other partnerships and limited liability companies (other than our taxable REIT subsidiaries) is properly treated for U.S. federal income tax purposes as a partnership or disregarded entity. Pursuant to Treasury regulations under Section 7701 of the Code, a partnership is treated as a partnership for U.S. federal income tax purposes unless it elects to be treated as a corporation or would be treated as a corporation because it is a “publicly traded partnership.” A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.”

Our company and our operating partnership intend to take the reporting position for U.S. federal income tax purposes that our operating partnership is not a publicly traded partnership. There is a risk, however, that the right of a holder of operating partnership units to redeem the units for common shares could cause operating partnership units to be considered readily tradable on the substantial equivalent of a secondary market. Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. We and our operating partnership believe that our operating partnership has qualified and will qualify for at least one of these safe harbors at all times in the foreseeable future. Our operating partnership cannot provide any assurance that it will continue to qualify for one of the safe harbors mentioned above.

If our operating partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Code. Qualifying income is generally real property rents and other types of passive income. We believe that our operating partnership has sufficient qualifying income so that it would be taxed as a partnership, even if it were a publicly traded partnership. The income requirements applicable to us in order for us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences would cause our operating partnership not to satisfy the 90% gross income test applicable to publicly traded partnerships.

If our operating partnership were taxable as a corporation, most, if not all, of the tax consequences described herein would be inapplicable. In particular, we would not qualify as a REIT because the value of our ownership interest in our operating partnership would exceed 5% of our assets and we would be considered to hold more than 10% of the voting securities (and more than 10% of the value of the outstanding securities) of another corporation (see “—Requirements for Qualification as a REIT—Asset Tests” above). In this event, the value of our common shares could be materially adversely affected (see “—Failure to Qualify as a REIT” above).

Allocations of Partnership Income, Gain, Loss and Deduction

The partnership agreement of our operating partnership generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the number of units held by each such unit holder. Certain limited partners may agree in the future to guarantee debt of our operating partnership, either directly or indirectly through an agreement to make capital contributions to our operating partnership under limited circumstances. As a result of these guarantees or contribution agreements, such limited partners could under limited circumstances be allocated net loss that would have otherwise been allocable to us.

If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury regulations promulgated under this section of the Code.

Tax Allocations with Respect to the Properties

Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the unrealized gain or benefits from the unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value or book value and the adjusted tax basis of the property at the time of contribution. These allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Code.

Treasury regulations issued under Section 704(c) of the Code provide partnerships with a choice of several methods of accounting for book-tax differences. We and our operating partnership anticipate that we will use the “traditional method” for accounting for book-tax differences for properties contributed to our operating partnership by AH LLC. Under the traditional method, which is the least favorable method from our perspective, the carryover basis of contributed properties in the hands of our operating partnership (i) may cause us to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (ii) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of our corresponding economic or book gain (or taxable loss that is less than our economic or book loss) with respect to the sale, with a corresponding benefit to the contributing partners. Therefore, the use of the traditional method could result in our having taxable income that is in excess of economic income and our cash distributions from our operating partnership. This excess taxable income is sometimes referred to as “phantom income” and will be subject to the REIT distribution requirements described in “—Annual Distribution Requirements.” Because we rely on our cash distributions from our operating partnership to meet the REIT distribution requirements, the phantom income could adversely affect our ability to comply with the REIT distribution requirements and cause our shareholders to recognize additional dividend income without an increase in distributions. See “—Requirements for Qualification as a REIT” and “Requirements for Qualification as a REIT—Annual Distribution Requirements.” We anticipate that we and our operating partnership will use the traditional method to account for book-tax differences for other properties acquired by our operating partnership in the future. Any property acquired by our operating partnership in a taxable transaction will initially have a tax basis equal to its fair market value and, accordingly, Section 704(c) of the Code will not apply.

Taxation of U.S. Shareholders

Taxation of Taxable U.S. Shareholders

This section summarizes the taxation of U.S. shareholders that are not tax-exempt organizations. For these purposes, the term “U.S. shareholder” is a beneficial owner of our Series A Participating Preferred Shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in place to be treated as a U.S. person.

This summary assumes that our Series A Participating Preferred Shares are held as capital assets (generally, property held for investment).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Series A Participating Preferred Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our Series A

Participating Preferred Shares should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our Series A Participating Preferred Shares by the partnership.

Distributions Generally. So long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits that are not designated as capital gains dividends or “qualified dividend income” will be taxable to our taxable U.S. shareholders as ordinary income and will not be eligible for the dividends-received deduction in the case of U.S. shareholders that are corporations. For purposes of determining whether distributions to holders of Series A Participating Preferred Shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to any preferred shares (including the Series A Participating Preferred Shares) then to our common shares. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently available to individual U.S. shareholders who receive dividends from taxable subchapter “C” corporations.

Capital Gain Dividends. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as “capital gain dividends” will be taxable to our taxable U.S. shareholders as long-term capital gains without regard to the period for which the U.S. shareholder that receives such distribution has held its Series A Participating Preferred Shares. Designations made by us will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. If we designate any portion of a dividend as a capital gain dividend, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income. Recipients of capital gain dividends from us that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on these dividends.

We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case U.S. shareholders will be treated as having received, solely for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes that we paid on such undistributed capital gains. A U.S. shareholder will increase the basis in its shares by the difference between the amount of capital gain included in its income and the amount of tax it is deemed to have paid. A U.S. shareholder that is a corporation will appropriately adjust its earnings and profits for the retained capital gain in accordance with Treasury regulations to be prescribed by the IRS. Our earnings and profits will be adjusted appropriately.

We will classify portions of any designated capital gain dividend or undistributed capital gain as either:

•

a long-term capital gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 20%, and taxable to U.S. shareholders that are corporations at a maximum rate of 35%;

•	an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%, to the extent of previously claimed depreciation deductions.

Distributions from us in excess of our current and accumulated earnings and profits will not be taxable to a U.S. shareholder to the extent that they do not exceed the adjusted basis of the U.S. shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of these shares. To the extent that such distributions exceed the adjusted basis of a U.S. shareholder’s Series A Participating Preferred Shares, the U.S. shareholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the Series A Participating Preferred Shares have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the dividend before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. See “—Taxation of the Company as a REIT” and “—Requirements for Qualification as a REIT—Annual Distribution Requirements.” Such losses, however, are not passed through to U.S. shareholders and do not offset income of U.S. shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of U.S. shareholders to the extent that we have current or accumulated earnings and profits.

Qualified Dividend Income. With respect to U.S. shareholders who are taxed at the rates applicable to individuals, we may elect to designate a portion of our distributions paid to shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. shareholders as capital gain, provided that the shareholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares become ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

•	the qualified dividend income received by us during such taxable year from non-REIT “C” corporations (including our taxable REIT subsidiaries);

•

the excess of any “undistributed” REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

•

the excess of (i) any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a “C” corporation with respect to which the Company is required to pay U.S. federal income tax, over (ii) the U.S. federal income tax paid by us with respect to such built-in gain.

Generally, dividends that we receive will be treated as qualified dividend income for purposes of the first bullet above if (A) the dividends are received from (i) a U.S. corporation (other than a REIT or a RIC), (ii) any of our taxable REIT subsidiaries, or (iii) a “qualifying foreign corporation,” and (B) specified holding period requirements and other requirements are met. A foreign corporation (other than a “foreign personal holding company,” a “foreign investment company,” or “passive foreign investment company”) will be a qualifying foreign corporation if it is incorporated in a possession of the United States, the corporation is eligible for benefits of an income tax treaty with the United States that the Secretary of Treasury determines is satisfactory, or the stock of the foreign corporation on which the dividend is paid is readily tradable on an established securities market in the United States. We generally expect that an insignificant portion, if any, of our distributions from us will consist of qualified dividend income. If we designate any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as qualified dividend income.

Redemption of our Series A Participating Preferred Shares. The treatment accorded to any redemption by us for cash of our Series A Participating Preferred Shares (as distinguished from a sale, exchange or other disposition) to a holder of such stock can only be determined on the basis of the particular facts as to each holder at the time of redemption. In general, a U.S. shareholder of our Series A Participating Preferred Shares will recognize capital gain or loss measured by the difference between the amount received by the holder of such shares upon the redemption and such holder’s adjusted tax basis in the Series A Participating Preferred Shares if such redemption (i) results in a “complete termination” of the holder’s interest in all classes of our stock under the Internal Revenue Code, or (ii) is “not essentially equivalent to a dividend” with respect to the holder of the Series A Participating Preferred Shares under the Internal Revenue Code, or (iii) is a “substantially disproportionate” redemption with respect to the shareholder under the Internal Revenue Code. In applying these tests, there must be taken into account not only the Series A Participating Preferred Shares being redeemed, but also such holder’s ownership of other classes of our stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder of our Series A Participating Preferred Shares also must take into account any such securities (including options) which are considered to be owned by such holder by reason of the constructive ownership rules set forth in the Internal Revenue Code.

If the holder of Series A Participating Preferred Shares owns (actually or constructively) none of our voting stock, or owns an insubstantial amount of our voting stock, based upon current law, it is probable that the redemption of Series A Participating Preferred Shares from such a holder would be considered to be “not essentially equivalent to a dividend.” However, whether a distribution is “not essentially equivalent to a dividend” depends on all of the facts and circumstances, and a holder of our Series A Participating Preferred Shares intending to rely on any of these tests at the time of redemption should consult its tax advisor to determine their application to its particular situation. Satisfaction of the “substantially disproportionate” and “complete termination” exceptions is dependent upon compliance with the respective objective tests set forth in Code Sections 302(b)(2) and 302(b)(3). A distribution to a holder of Series A Participating Preferred Shares will be “substantially disproportionate” if the percentage of our outstanding voting shares actually and constructively owned by the shareholder immediately following the redemption of the preferred shares (treating preferred shares redeemed as not outstanding) is less than 80% of the percentage of our outstanding voting shares actually and constructively owned by the shareholder immediately before the redemption, and immediately following the redemption the shareholder actually and constructively owns less than 50% of the total combined voting power of the Trust. Because our Series A Participating Preferred Shares are nonvoting shares, a shareholder would have to reduce such holder’s holdings (if any) in our classes of voting shares to satisfy this test.

If the redemption does not meet any of the tests described above, then the redemption proceeds received from our Series A Participating Preferred Shares will be treated as a distribution on our stock as described under “—Taxation of Taxable U.S. Shareholders—Distributions Generally.” If the redemption of a U.S. shareholder’s Series A Participating Preferred Shares is taxed as a dividend, the adjusted basis of such holder’s redeemed shares will be transferred to any other shares held by the holder. If the holder owns no other shares of our stock, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely. With respect to a redemption of our Series A Participating Preferred Shares that is treated as a distribution on our stock, the IRS has proposed Treasury regulations that would require any basis reduction associated with such a redemption to be applied on a share-by-share basis which could result in taxable gain with respect to some shares, even though the holder’s aggregate basis for the shares would be sufficient to absorb the entire amount of the redemption distribution (in excess of any amount of such distribution treated as a dividend). Additionally, these proposed Treasury Regulations would not permit the transfer of basis in the redeemed Series A Participating Preferred Shares to the remaining shares of our stock held (directly or indirectly) by the redeemed holder. Instead, the unrecovered basis in our Series A Participating Preferred Shares would be treated as a deferred loss to be recognized when certain conditions are satisfied. These proposed Treasury regulations would be effective for transactions that occur after the date the regulations are published as final Treasury regulations. There can, however, be no assurance as to whether, when, and in what particular form such proposed Treasury regulations will ultimately be finalized. If a redemption or repurchase of shares of is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “—Taxation of U.S. Shareholders—Taxation of Taxable U.S. Shareholders—Dispositions of our Shares.”

Constructive Distributions. The terms of the Series A Participating Preferred Shares provide that such Series A Participating Preferred Shares may be redeemed for cash (all at once) at our option, at any time after September 30, 2017. The redemption price of the Series A Participating Preferred Shares being offered pursuant to this prospectus in those circumstances may be in excess of their issue price (we refer to such excess as a “redemption premium”) as the redemption price takes into account the liquidation preference (including the HPA Amount). If the shares are subject to a redemption premium and we have the right to redeem the shares, and such redemption is deemed more likely than not to occur under applicable Treasury Regulations at the time of their issuance, then the entire amount of the redemption premium may be treated as being distributed to the holder of such shares, on an economic accrual basis, over the period from issuance of such shares until the date the shares are first redeemable (we refer to such deemed distribution as a “constructive distribution”). However, if under the terms of Treasury Regulation Section 1.305-5(b)(3)(i), based on all of the facts and circumstances as of the issue date, redemption pursuant to our right to redeem is not more likely than not to occur, then the amount of the redemption premium should not be treated as a constructive distribution to the holders of the Series A Participating Preferred Shares. Based on the terms of the Series A Participating Preferred Shares and our view that it is not more likely than not that we will exercise the right to redeem the Series A Participating Preferred Shares for cash, we intend to take the position that Treasury Regulation Section 1.305-5(b)(3)(i) should apply and that the redemption premium will not be treated as a constructive distribution to the holders of the Series A Participating Preferred Shares. There can be no assurance, however, that the IRS might not successfully contend otherwise, in which case the holders of our Series A Participating Preferred Shares could be required to accrue additional dividend income attributable to the redemption premium over the period during which they hold the Series A Participating Preferred Shares. See “—Taxation of Taxable U.S. Shareholders—Conversion of our Series A Participating Preferred Shares into Common Shares” below for a discussion of tax considerations in the event that we elect to convert the Series A Participating Preferred Shares into our common shares.

Generally, a U.S. shareholder’s tax basis in the Series A Participating Preferred Shares will be increased to the extent any constructive distribution is treated as a dividend, as described above. Any taxable deemed distribution will be included in such shareholder’s income in the same manner as an actual distribution received by such shareholder as discussed under “—Taxation of Taxable U.S. Shareholders—Distributions Generally.”

Conversion of our Series A Participating Preferred Shares into Class A Common Shares. The terms of the Series A Participating Preferred Shares provide that the Series A Participating Preferred Shares may be converted into Class A common shares (all at once) at our option, at any time after September 30, 2017. A U.S. holder of our Series A Participating Preferred Shares generally should not recognize gain or loss upon the conversion of our Series A Participating Preferred Shares into our Class A common shares (as distinguished from a redemption by us for cash as discussed in “—Taxation of Taxable U.S. Shareholders—Redemptions of our Series A Participating Preferred Shares”) provided no part of the conversion consideration is attributable to accumulated and unpaid dividends, and cash is not paid in lieu of fractional shares. In this regard, because pursuant to Code Section 317(b) the common shares to be issued on the conversion do not constitute property for the purposes of Code Section 305, the conversion should not be treated as a redemption and the redemption premium accrual rules under Code Section 305(c) and the Treasury Regulations promulgated thereunder should not apply. However, any common shares received in a conversion that is attributable to dividends in arrears (including dividends accumulated since the most recent dividend payment date before the Conversion Date) on the converted Series A Participating Preferred Shares will be treated as a distribution on our shares as described in “—Taxation of Taxable U.S. Shareholders—Distributions Generally” and “—Taxation of Non-U.S. Shareholders—Distributions Generally.” In addition, cash received upon conversion in lieu of a fractional share of common shares generally will be treated as a payment in a taxable exchange for such fractional share. See “—Taxation of Taxable U.S. Shareholders —Dispositions of Our Shares.”

In addition, the conversion ratio of the Series A Participating Preferred Shares is determined by a formula that is based, in part, on home price appreciation and could result in the holders receiving more common shares on conversion than they would otherwise receive. Such a formula may increase the risk that there is a deemed stock dividend pursuant to Code Section 305(c) and Treasury Regulation Section 1.305-7. Under Code Section 305(c) and Treasury Regulation Section 1.305-7(a), a change in conversion ratio that has the effect of increasing a U.S. shareholder’s proportionate interest in our assets or earnings may result in a constructive distribution to such holder. Under Code Section 305(c) and Treasury Regulation Section 1.305-7(c), the IRS may characterize a conversion price determined on a formula which considers home price appreciation as such a change in conversion ratio.

We intend to take that position that there is not a change in conversion ratio within the meaning of Code Section 305(c) where (i) the conversion price is determined by a formula that produces fluctuating results over time based on economic conditions beyond the control of the issuer or the holder, (ii) the actual conversion price cannot be determined until the time of the conversion, (iii) there can be only one conversion and (iv) in limited circumstances except upon the occurrence of a “change of control”, the conversion may not be made at the request of the holder but only in the discretion of the issuer. Because the recapitalization is not pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the company, we further intend to take the position that the conversion itself will not result in a deemed Code Section 305(c) distribution except to the extent that the common shares received are attributable to dividends in arrears on the converted Series A Participating Preferred Shares. See “—Conversion of our Series A Participating Preferred Shares into Common Shares.”

If the IRS were to contend successfully that a change in conversion ratio occurred, then the holders of the Series A Participating Preferred Shares could be required to accrue additional dividend income with respect to the Series A Participating Preferred Shares in addition to the cash dividends paid from time to time with respect to such shares. Generally, a U.S. shareholder’s tax basis in the Series A Participating Preferred Shares will be increased to the extent any such constructive distribution is treated as a dividend. Any taxable deemed distribution will be included in such shareholder’s income in the same manner as an actual distribution received by such shareholder as discussed under “—Taxation of Taxable U.S. Shareholders—Distributions Generally”, although the timing and amount of any such inclusion is unclear, given that the formula amount fluctuates over time and becomes fixed only at the time of the conversion.

We intend to pay distributions currently to the holders of our Series A Participating Preferred Shares. If that was not our intention, then there would be a deemed distribution with respect to accrued and unpaid dividends.

A U.S. shareholder’s basis and holding period in the common shares received upon conversion generally will be the same as those of the converted Series A Participating Preferred Shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional common shares exchanged for cash). Common shares attributable to accrued and unpaid dividends will have a fair market value basis.

U.S. holders of our Series A Participating Preferred Shares should consult with their respective tax advisors regarding the U.S. federal income tax consequences of any transaction by which such U.S. shareholder exchanges common shares received on a conversion of Series A Participating Preferred Shares for cash or other property.

Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. shareholder of our Series A Participating Preferred Shares will not be treated as passive activity income. As a result, U.S. shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. shareholder may elect, depending on its particular situation, to treat capital gain dividends, capital gains from the disposition of Series A Participating Preferred Shares and income designated as qualified dividend income as investment income for purposes of the investment interest limitation, in which case the applicable capital gains will be taxed at ordinary income rates. We will notify shareholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income.

Dispositions of our Shares. If a U.S. shareholder sells or otherwise disposes of its Series A Participating Preferred Shares in a taxable transaction (other than redemption), it will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted basis in the Series A Participating Preferred Shares for tax purposes. In general, a U.S. shareholder’s adjusted basis will equal the U.S. shareholder’s acquisition cost, increased by the excess for net capital gains deemed distributed to the U.S. shareholder (discussed above) less tax deemed paid on it and reduced by returns on capital.

In general, capital gains recognized by individuals and other non-corporate U.S. shareholders upon the sale or disposition of our Series A Participating Preferred Shares will be subject to a maximum U.S. federal income tax rate of 20%, if our Series A Participating Preferred Shares are held for more than one year, and will be taxed at ordinary income rates of up to 39.6% if our Series A Participating Preferred Shares are held for one year or less. Gains recognized by U.S. shareholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. shareholders) to a portion of capital gain realized by a non-corporate U.S. shareholder on the sale of the Company’s Series A Participating Preferred Shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. shareholders should consult with their own tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a U.S. shareholder upon the disposition of our Series A Participating Preferred Shares that were held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our Series A Participating Preferred Shares by a U.S. shareholder who has held the Series A Participating Preferred Shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the U.S. shareholder as long-term capital gain.

If a shareholder recognizes a loss upon a subsequent disposition of our Series A Participating Preferred Shares in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. shareholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our Series A Participating Preferred Shares, or transactions that we might undertake directly or indirectly.

Medicare Tax on Unearned Income. The Health Care and Reconciliation Act of 2010 requires certain U.S. shareholders that are individuals, estates or trusts to pay an additional 3.8% tax on “net investment income,” which includes, among other things, dividends on and gains from the sale or other disposition of REIT shares. U.S. shareholders should consult their own tax advisors regarding this legislation.

Taxation of Tax Exempt Shareholders

U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. Such entities, however, may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity generally do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our Series A Participating Preferred Shares as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the U.S. tax-exempt shareholder), (2) our Series A Participating Preferred Shares is not otherwise used in an unrelated trade or business, and (3) we do not hold an asset that gives rise to “excess inclusion income,” distributions that we make and income from the sale of our Series A Participating Preferred Shares generally should not give rise to UBTI to a U.S. tax-exempt shareholder.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, are subject to different UBTI rules, which generally require such shareholders to characterize distributions from us as UBTI unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our Series A Participating Preferred Shares. These shareholders should consult with their tax advisors concerning these set aside and reserve requirements.

In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our shares could be required to treat a percentage of the dividends as UBTI, if we are a “pension-held REIT.” We will not be a pension-held REIT unless:

•

either (1) one pension trust owns more than 25% of the value of our shares, or (2) one or more pension trusts, each individually holding more than 10% of the value of our shares, collectively own more than 50% of the value of our shares; and

•

we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding shares of a REIT are owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

The percentage of any REIT dividend from a “pension-held REIT” that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year. In which case none of the dividends would be treated as UBTI. The provisions requiring pension trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held requirement” without relying upon the “look-through” exception with respect to pension trusts. As a result of certain limitations on the transfer and ownership of our common and preferred shares contained in our declaration of trust, we do not expect to be classified as a “pension-held REIT,” and accordingly, the tax treatment described above with respect to pension-held REITs should be inapplicable to our tax-exempt shareholders.

Prospective shareholders who are tax-exempt organizations should consult with their tax-advisors regarding the tax consequences of investing in our Series A Participating Preferred Shares.

Taxation of Non-U.S. Shareholders

The following discussion addresses the rules governing U.S. federal income taxation of non-U.S. shareholders. For purposes of this summary, “non-U.S. shareholder” is a beneficial owner of our Series A Participating Preferred Shares that is not a U.S. shareholder (as defined above under “—Taxation of Taxable U.S. Shareholders”) or an entity that is treated as a partnership for U.S. federal income tax purposes. These rules are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion does not address all aspects of U.S. federal income taxation and does not address state local or foreign tax consequences that may be relevant to a non-U.S. shareholder in light of its particular circumstances.

Distributions Generally. As described in the discussion below, distributions paid by us with respect to our Series A Participating Preferred Shares will be treated for U.S. federal income tax purposes as either:

•	ordinary income dividends;

•	long-term capital gain; or

•	return of capital distributions.

This discussion assumes that our Series A Participating Preferred Shares will be considered regularly traded on an established securities market for purposes of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, provisions described below. If our Series A Participating Preferred Shares are no longer regularly traded on an established securities market, the tax considerations described below would materially differ.

Ordinary Income Dividends. A distribution paid by us to a non-U.S. shareholder will be treated as an ordinary income dividend if the distribution is payable out of our earnings and profits and:

•	the distribution is not attributable to our net capital gain; or

•

the distribution is attributable to our net capital gain from the sale of USRPIs, and the non-U.S. shareholder owns 5% or less of the value of our Series A Participating Preferred Shares at all times during the one—year period ending on the date of the distribution.

In general, non-U.S. shareholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our shares. In cases where the dividend income from a non-U.S. shareholder’s investment in our Series A Participating Preferred Shares is, or is treated as, effectively connected with the non-U.S. shareholder’s conduct of a U.S. trade or business, the non-U.S. shareholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. shareholder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. shareholder that is a corporation.

Generally, we will withhold and remit to the IRS 30% of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain distributions with respect to the non-U.S. shareholder (and that are not deemed to be capital gain dividends for purposes of the FIRPTA withholding rules described below) unless:

•	a lower treaty rate applies and the non-U.S. shareholder files an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, evidencing eligibility for that reduced treaty rate with us; or

•	the non-U.S. shareholder files an IRS Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. shareholder’s trade or business.

Return of Capital Distributions. Unless (A) our Series A Participating Preferred Shares constitute a USRPI, as described in “—Dispositions of Our Shares” below, or (B) either (1) the non-U.S. shareholder’s investment in our Series A Participating Preferred Shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder (in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain) or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States (in which case the non-U.S. shareholder will be subject to a 30% tax on the individual’s net capital gain for the year), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. shareholder may seek a refund from the IRS of any amounts withheld if it subsequently is determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our Series A Participating Preferred Shares constitute a USRPI, as described below, distributions that we make in excess of the sum of (1) the non-U.S. shareholder’s proportionate share of our earnings and profits, and (2) the non-U.S. shareholder’s basis in its shares, will be taxed under FIRPTA at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding tax at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Dividends. A distribution paid by us to a non-U.S. shareholder will be treated as long-term capital gain if the distribution is paid out of our current or accumulated earnings and profits and:

•	the distribution is attributable to our net capital gain (other than from the sale of USRPIs) and we timely designate the distribution as a capital gain dividend; or

•

the distribution is attributable to our net capital gain from the sale of USRPIs and the non-U.S. common shareholder owns more than 5% of the value of Series A Participating Preferred Shares at any point during the one-year period ending on the date on which the distribution is paid.

Long-term capital gain that a non-U.S. shareholder is deemed to receive from a capital gain dividend that is not attributable to the sale of USRPIs generally will not be subject to U.S. federal income tax in the hands of the non-U.S. shareholder unless:

•

the non-U.S. shareholder’s investment in our Series A Participating Preferred Shares is effectively connected with a U.S. trade or business of the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to any gain, except that a non-U.S. shareholder that is a corporation also may be subject to the 30% branch profits tax; or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States in which case the nonresident alien individual will be subject to a 30% tax on his capital gains.

Under FIRPTA, distributions that are attributable to net capital gain from the sale by us of USRPIs and paid to a non-U.S. shareholder that owns more than 5% of the value of our Series A Participating Preferred Shares at any time during the one-year period ending on the date on which the distribution is paid will be subject to U.S. tax as income effectively connected with a U.S. trade or business. The FIRPTA tax will apply to these distributions whether or not the distribution is designated as a capital gain dividend, and, in the case of a non-U.S. shareholder that is a corporation, such distributions also may be subject to the 30% branch profits tax.

Any distribution paid by us that is treated as a capital gain dividend or that could be treated as a capital gain dividend with respect to a particular non-U.S. shareholder will be subject to special withholding rules under FIRPTA. We will withhold and remit to the IRS 35% of any distribution that could be treated as a capital gain dividend with respect to the non-U.S. shareholder, to the extent that the distribution is attributable to the sale by us of USRPIs. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability or refundable when the non-U.S. shareholder properly and timely files a tax return with the IRS.

Undistributed Capital Gain. Although the law is not entirely clear on the matter, it appears that amounts designated by us as undistributed capital gains in respect of our Series A Participating Preferred Shares held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by us of capital gain dividends. Under this approach, the non-U.S. shareholder would be able to offset as a credit against their U.S. federal income tax liability resulting therefrom their proportionate share of the tax paid by us on the undistributed capital gains treated as long-term capital gains to the non-U.S. shareholder, and generally receive from the IRS a refund to the extent their proportionate share of the tax paid by us were to exceed the non-U.S. shareholder’s actual U.S. federal income tax liability on such long-term capital gain. If we were to designate any portion of our net capital gain as undistributed capital gain, a non-U.S. shareholder should consult its tax advisors regarding taxation of such undistributed capital gain.

Redemption of our Series A Participating Preferred Shares. See discussion above under “—Taxation of Taxable U.S. Shareholders— Redemption of our Series A Participating Preferred Shares.” If the redemption does not meet any of the tests described in “—Taxation of Taxable U.S. Shareholders— Redemption of our Series A Participating Preferred Shares,” then the redemption proceeds received from our Series A Participating Preferred Shares will be treated as a distribution on our shares as described under “—Taxation of Non-U.S. Shareholders— Distributions Generally.” If a redemption or repurchase of shares of is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “Taxation of Non-U.S. Shareholders—Dispositions of our Shares.”

Constructive Distributions. See discussion above under “—Taxation of Taxable U.S. Shareholders—Constructive Distributions.” Any taxable deemed distribution will be included in such shareholder’s income in the same manner as an actual distribution received by such shareholder as discussed under “—Taxation of Non-U.S. Shareholders — Distributions Generally.” If a redemption or repurchase of shares of is not treated as a distribution taxable as a dividend, it will be treated as a taxable sale or exchange in the manner described under “Taxation of Non-U.S. Shareholders — Dispositions of our Shares.”

Conversion of our Series A Participating Preferred Shares into Class A Common Shares. The terms of the Series A Participating Preferred Shares provide that the Series A Participating Preferred Shares may be converted into Class A common shares (all at once) at our option, at any time after September 30, 2017. A non-U.S. holder of our Series A Participating Preferred Shares generally should not recognize gain or loss upon the conversion of our Series A Participating Preferred Shares into our Class A common shares provided no part of the conversion consideration is attributable to accumulated and unpaid dividends, cash is not paid in lieu of fractional shares, and our Series A Participating Preferred Shares do not constitute a USRPI. In this regard, because pursuant to Code Section 317(b) the Class A common shares to be issued on the conversion do not constitute property for the purposes of Code Section 305, the conversion should not be treated as a redemption and the redemption premium accrual rules under Code Section 305(c) and the Treasury Regulations promulgated thereunder should not apply. However, any Class A common shares received in a conversion that are attributable to dividends in arrears (including dividends accumulated since the most recent payment date before the Conversion Date) on the converted Series A Participating Preferred Shares will be treated as a distribution on our stock as described in “—Taxation of Non-U.S. Shareholders—Distributions Generally.” In addition, cash received upon conversion in lieu of a fractional common share generally will be treated as a payment in a taxable exchange for such fractional share. See “—Taxation of Non-U.S. Shareholders—Dispositions of our Shares.

In addition, the conversion ratio of the Series A Participating Preferred Shares is determined by a formula that is based, in part, on home price appreciation and could result in the holders receiving more Class A common shares on conversion than they would otherwise receive. Such a formula may increase the risk that there is a deemed stock dividend pursuant to Code Section 305(c) and Treasury Regulation Section 1.305-7. Under Code Section 305(c) and Treasury Regulation Section 1.305-7(a), a change in conversion ratio that has the effect of increasing a U.S. shareholder’s proportionate interest in our assets or earnings may result in a constructive distribution to such holder. Under Code Section 305(c) and Treasury Regulation Section 1.305-7(c), the IRS may characterize a conversion price determined on a formula which considers home price appreciation as such a change in conversion ratio.

We intend to take that position that there is not a change in conversion ratio within the meaning of Code Section 305(c) where (i) the conversion price is determined by a formula that produces fluctuating results over time based on economic conditions beyond the control of the issuer or the holder, (ii) the actual conversion price cannot be determined until the time of the conversion, (iii) there can be only one conversion and (iv) except in limited circumstances upon the occurrence of a “change in control,” the conversion may not be made at the request of the holder but only in the discretion of the issuer. Because the recapitalization is not pursuant to a plan to periodically increase a shareholder’s proportionate interest in the assets or earnings and profits of the company, we further intend to take the position that the conversion itself will not result in a deemed Code Section 305(c) distribution except to the extent that the common shares received are attributable to dividends in arrears on the converted Series A Participating Preferred Shares. See “—Conversion of our Series A Participating Preferred Shares into Common Shares.”

If the IRS were to contend successfully that the change in conversion ratio occurred, then the holders of the Series A Participating Preferred Shares could be required to accrue additional dividend income with respect to the Series A Participating Preferred Shares in addition to the cash dividends paid from time to time with respect to such shares. Generally, a non-U.S. shareholder’s tax basis in the Series A Participating Preferred Shares will be increased to the extent any such constructive distribution is treated as a dividend. Any taxable deemed distribution will be included in such shareholder’s income in the same manner as an actual distribution received by such shareholder as discussed under “—Taxation of Non-U.S. Shareholders — Distributions Generally,” although the timing and amount of any such inclusion is unclear, given that the formula amount fluctuates over time and becomes fixed only at the time of the conversion.

We intend to pay distributions currently to the holders of our Series A Participating Preferred Shares. If that was not our intention, then there would be a deemed distribution with respect to accrued and unpaid dividends.

A non-U.S. shareholder could recognize gain or loss upon the conversion of our Series A Participating Preferred Shares into our Class A common shares if our Series A Participating Preferred Shares constitute a USRPI. See “—Taxation of Non-U.S. Shareholders—Dispositions of our Shares.” However, gain would not be recognized if our Series A Participating Preferred Shares also constitute a USRPI provided certain reporting requirements are satisfied.

A non-U.S. shareholder’s basis and holding period in the Class A common shares received upon conversion generally will be the same as those of the converted Series A Participating Preferred Shares (but the basis will be reduced by the portion of adjusted tax basis allocated to any fractional share of common shares exchanged for cash or adjusted to the extent that a non-U.S. shareholder’s disposition of the Series A Participating Preferred Shares is treated as a disposition of a USRPI).

We have the right to withhold, from any amounts otherwise payable to you, with respect to all distributions (deemed or actual) to the extent that withholding is or was required for such distributions under applicable tax withholding rules.

Non-U.S. holders of our Series A Participating Preferred Shares should consult with their tax advisor regarding the U.S. federal income tax consequences of any transaction by which such shareholder exchanges common shares received on a conversion of Series A Participating Preferred Shares for cash or other property.

Dispositions of our Shares. Unless our Series A Participating Preferred Shares constitute a USRPI, a sale of our Series A Participating Preferred Shares by a non-U.S. shareholder generally will not be subject to U.S. federal income taxation under FIRPTA. Generally, with respect to any particular shareholder, our Series A Participating Preferred Shares will constitute a USRPI only if each of the following three statements is true:

•

Fifty percent or more of our assets on any of certain testing dates during a prescribed testing period consist of interests in real property located within the United States, excluding for this purpose, interests in real property solely in a capacity as creditor (which we expect to be the case);

•

We are not a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. shareholders at all times during a specified testing period, Although we believe that we are and will remain a domestically-controlled REIT, because our shares are publicly traded we cannot make any assurance that we are or will remain a domestically-controlled qualified investment entity; and

•

Either (a) our Series A Participating Preferred Shares are not “regularly traded,” as defined by applicable Treasury regulations, on an established securities market; or (b) our Series A Participating Preferred Shares are “regularly traded” on an established securities market and the selling non-U.S. shareholder has held over 5% of our outstanding Series A Participating Preferred Shares any time during the five-year period ending on the date of the sale.

Specific wash sales rules applicable to sales of shares in a domestically-controlled REIT could result in gain recognition, taxable under FIRPTA, upon the sale of our Series A Participating Preferred Shares even if we are a domestically-controlled qualified investment entity. These rules would apply if a non-U.S. shareholder (1) disposes of our Series A Participating Preferred Shares within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. shareholder as gain from the sale or exchange of a USRPI, and (2) acquires, or enters into a contract or option to acquire, other Series A Participating Preferred Shares during the 61-day period that begins 30 days prior to such ex-dividend date.

If gain on the sale of our Series A Participating Preferred Shares was subject to taxation under FIRPTA, the non-U.S. shareholder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to the applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the Series A Participating Preferred Shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our Series A Participating Preferred Shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. shareholder as follows: (1) if the non-U.S. shareholder’s investment in our Series A Participating Preferred Shares is effectively connected with a U.S. trade or business conducted by such non-U.S. shareholder, the non-U.S. shareholder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. shareholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

Information Reporting and Backup Withholding Tax Applicable to Shareholders

U.S. Shareholders—Generally

In general, information-reporting requirements will apply to payments of distributions on our Series A Participating Preferred Shares and payments of the proceeds of the sale of our Series A Participating Preferred Shares to some U.S. shareholders, unless an exception applies. Further, the payer will be required to withhold backup withholding tax on such payments (currently at the rate of 28%) if:

(1)	the payee fails to furnish a taxpayer identification number, or TIN, to the payer or to establish an exemption from backup withholding;

(2)	the IRS notifies the payer that the TIN furnished by the payee is incorrect;

(3)	there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code; or

(4)	there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code.

Some shareholders may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

U.S. Shareholders—Legislation Relating To Foreign Accounts

Under the Hiring Incentives to Restore Employment Act (enacted in March 2010), certain future payments made to “foreign financial institutions” and “non-financial foreign entities” may be subject to withholding at a rate of 30%. U.S. shareholders should consult their tax advisors regarding the effect, if any, of this new legislation on their ownership and disposition of their Series A Participating Preferred Shares. See “—Information Reporting and Backup Withholding Tax Applicable to Shareholders—Non-U.S. Shareholders—Withholding on Payments to Certain Foreign Entities.”

Non-U.S. Shareholders—Generally

Generally, information reporting will apply to payments of distributions on our Series A Participating Preferred Shares, and backup withholding described above for a U.S. shareholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption. The payment of the proceeds from the disposition of our Series A Participating Preferred Shares to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and, possibly, backup withholding as described above for U.S. shareholders, or the withholding tax for non-U.S. shareholders, as applicable, unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of our Series A Participating Preferred Shares to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, or a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership 50% or more of whose interests are held by partners who are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the United States, then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker unless the broker has documentary evidence as to the non-U.S. shareholder’s foreign status and has no actual knowledge to the contrary.

Applicable Treasury regulations provide presumptions regarding the status of shareholders when payments to the shareholders cannot be reliably associated with appropriate documentation provided to the payer. If a non-U.S. shareholder fails to comply with the information reporting requirement, payments to such person may be subject to the full withholding tax even if such person might have been eligible for a reduced rate of withholding or no withholding under an applicable income tax treaty. Because the application of these Treasury regulations varies depending on the non-U.S. shareholder’s particular circumstances, non-U.S. shareholders are urged to consult their tax advisor regarding the information reporting requirements applicable to them.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. shareholder’s federal income tax liability if certain required information is furnished to the IRS. Non-U.S. shareholders should consult their own tax advisors regarding application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

Non-U.S. Shareholders—Withholding on Payments to Certain Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”), which was enacted in 2010, imposes a 30% withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligations requirements are satisfied.

The Treasury Department and the IRS have issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, our shares if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is exempted under FATCA. Under delayed effective dates provided for in the regulations, the required withholding would not begin until July 1, 2014 with respect to dividends on our shares, and January 1, 2017 with respect to gross proceeds from a sale or other disposition of our shares.

If withholding is required under FATCA on a payment related to our shares, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Other Tax Consequences

State, Local and Foreign Taxes

We may be required to pay tax in various state or local jurisdictions, including those in which we transact business, and our shareholders may be required to pay tax in various state or local jurisdictions, including those in which they reside. Our state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. In addition, a shareholder’s state and local tax treatment may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective investors should consult with their tax advisors regarding the effect of state and local tax laws on an investment in our Series A Participating Preferred Shares.

Tax Shelter Reporting

If a holder recognizes a loss as a result of a transaction with respect to our Series A Participating Preferred Shares of at least (i) for a holder that is an individual, S corporation, trust or a partnership with at least one non-corporate partner, $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, or (ii) for a holder that is either a corporation or a partnership with only corporate partners, $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, such holder may be required to file a disclosure statement with the IRS on Form 8886. Direct shareholders of portfolio securities are in many cases exempt from this reporting requirement, but shareholders of a REIT currently are not excepted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

UNDERWRITING

The Company and the underwriters named below have entered into an underwriting agreement with respect to the Series A Participating Preferred Shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of Series A Participating Preferred Shares indicated in the following table. Raymond James & Associates, Inc. and Jefferies LLC are the representatives of the underwriters.

Name	Number of Shares
Raymond James & Associates, Inc.	2,200,000
Jefferies LLC	2,200,000

Total	4,400,000

The underwriters are committed to take and pay for all of the Series A Participating Preferred Shares being offered, if any are taken, other than the Series A Participating Preferred Shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 660,000 Series A Participating Preferred Shares from the Company to cover sales by the underwriters of a greater number of Series A Participating Preferred Shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase Series A Participating Preferred Shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 660,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.25	$1.25
Total	$5,500,000	$6,325,000

Series A Participating Preferred Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.70 per share from the public offering price. After the public offering of the Series A Participating Preferred Shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

Subject to certain exceptions, we have agreed that, without the prior written consent of the representatives, on behalf of the underwriters, we will not, during the period ending 30 days after the date of this prospectus:

•

offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any securities of the Company that are substantially similar to our Series A Participating Preferred Shares, including but not limited to any options or warrants to purchase our Series A Participating Preferred Shares or any equity securities substantially similar to the Series A Participating Preferred Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Series A Participating Preferred Shares or any such substantially similar securities, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing; or

•

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Series A Participating Preferred Shares or any such other securities; whether any such transaction described above is to be settled by delivery of our Series A Participating Preferred Shares or such other securities, in cash or otherwise.

The representatives, in their sole discretion, may release us from the restrictions described above in whole or in part at any time with or without notice.

Prior to this offering, there has been no public market for the Series A Participating Preferred Shares. The public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We plan to file an application to list the Series A Participating Preferred Shares on the NYSE under the symbol “AMHPRA.” The underwriters have advised us that they intend to make a market in the Series A Participating Preferred Shares prior to commencement of any trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Series A Participating Preferred Shares.

In connection with the offering, the underwriters may purchase and sell Series A Participating Preferred Shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Series A Participating Preferred Shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Series A Participating Preferred Shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. A penalty bid occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased Series A Participating Preferred Shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s Series A Participating Preferred Shares, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Series A Participating Preferred Shares. As a result, the price of the Series A Participating Preferred Shares may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $703,748. We have also agreed to reimburse the underwriters for portions of their expenses in an amount up to $45,000 as set forth in the underwriting agreement.

The Company and our operating partnership have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

We expect that delivery of the Series A Participating Preferred Shares will be made against payment thereof on or about October 25, 2013, which will be the fifth business day following the pricing of the Series A Participating Preferred Shares (such settlement cycle being herein referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Series A Participating Preferred Shares on the date of pricing or the next business day will be required, by virtue of the fact that the Series A Participating Preferred Shares initially will settle T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Series A Participating Preferred Shares who wish to trade the Series A Participating Preferred Shares on the date of pricing of the Series A Participating Preferred Shares or the next business day should consult their own advisor.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amend, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to

Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the Series A Participating Preferred Shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Series A Participating Preferred Shares without disclosure to investors under Chapter 6D of the Corporations Act.

The Series A Participating Preferred Shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Series A Participating Preferred Shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Series A Participating Preferred Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Series A Participating Preferred Shares offered should conduct their own due diligence on the Series A Participating Preferred Shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

LEGAL MATTERS

Hogan Lovells US LLP will pass upon certain securities law and other legal matters for us in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Costa Mesa, California.

EXPERTS

The consolidated financial statements and schedule of American Homes 4 Rent as of December 31, 2012 and 2011 and for the year ended December 31, 2012 and the period from June 23, 2011 through December 31, 2011, the combined financial statements of American Homes 4 Rent Advisor, LLC and American Homes 4 Rent Management Holdings, LLC as of December 31, 2012 and for the period from March 23, 2012 through December 31, 2012, and the statements of revenues and certain expenses of the Alaska Portfolio for the year ended December 31, 2012 and the period from August 11, 2011 through December 31, 2011, included in this Prospectus and in the Registration Statement of which this prospectus is a part, have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in accounting and auditing.

Unless otherwise indicated, all economic and demographic data and forecasts included in this prospectus, including information relating to the historical and forecasted economic and demographic conditions in our markets contained in the sections of this prospectus captioned “Prospectus Summary,” “Industry Overview and Market Opportunity” and “Our Business and Properties,” are derived from a market study prepared for us by JBREC, and are included in this prospectus in reliance on JBREC’s authority as an expert in such matters.

WHERE YOU CAN FIND MORE INFORMATION

We maintain a website at http://www.americanhomes4rent.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website to be part of this prospectus.

We have filed with the SEC a registration statement on Form S-11, including exhibits, schedules and amendments filed with the registration statement, of which this prospectus is a part, under the Securities Act with respect to the Series A Participating Preferred Shares that we propose to sell in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the Series A Participating Preferred Shares to be sold in this offering, we refer you to the registration statement, including the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to or incorporated by reference into the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. In addition, the SEC maintains a website, http://www.sec.gov , that contains reports and other information regarding registrants, including us, that file electronically with the SEC.

We are subject to the information and periodic reporting requirements of the Exchange Act and file periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

American Homes 4 Rent

Unaudited Pro Forma Condensed Consolidated Financial Statements

American Homes 4 Rent (the “Company”) entered into a contribution agreement (the “Contribution Agreement”) with American Homes 4 Rent, LLC (“AH LLC”) on June 10, 2013 to acquire all of the membership interests in American Homes 4 Rent Advisor, LLC (the “Advisor”) and American Homes 4 Rent Management Holdings, LLC (the “Property Manager”) (collectively, the “Management Entities”) in exchange for 4,375,000 Series D convertible units and 4,375,000 Series E convertible units in the Company’s operating partnership. Under terms of the Contribution Agreement, the following additional events occurred:

•

The preexisting Agreement on Investment Opportunities between the Company and AH LLC was modified to, among other things: (i) preclude AH LLC from providing advisory or property management services to third parties investing in any type of business relating to investment in, ownership of or rental of single-family homes; (ii) increase from 20% to 100% the Company’s right to receive promoted interests in any future outside investment vehicles; and (iii) after 18 months from the date of modification, eliminate the 5% acquisition and renovation fee paid by the Company to AH LLC and provide the Company with the right to offer employment to all of AH LLC’s acquisition and renovation personnel.

•	The Company granted registration rights to AH LLC to register AH LLC’s common shares with the Securities and Exchange Commission.

•	The Company cancelled insurance policies provided by a captive insurance company affiliated with AH LLC.

The above described transactions under the Contribution Agreement are collectively referred to as the “Management Internalization”.

In addition to the Management Internalization, the Company entered into a contribution agreement with Alaska Permanent Fund Corporation, acting on behalf of funds which the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest (“APFC”) and AH LLC on June 11, 2013 to acquire a portfolio of 4,778 single-family properties (the “Alaska Joint Venture”) for a total purchase price of $904,487,000, consisting of the issuance of 43,609,394 Class A common shares in the Company to APFC and 12,395,965 Class A units in the Company’s operating partnership to AH LLC (the “Alaska Joint Venture Acquisition”). The Management Internalization and the Alaska Joint Venture Acquisition are collectively referred to as the “Transactions.” The Management Internalization was consummated on June 10, 2013 and the Alaska Joint Venture Acquisition was consummated on June 11, 2013 and are reflected in the Company’s condensed consolidated balance sheet as of June 30, 2013. The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2013 and for the year ended December 31, 2012 have been prepared as if the Alaska Joint Venture Acquisition had occurred as of January 1, 2012 and the Management Internalization had occurred as of March 23, 2012, the date the Management Entities commenced operations.

In the opinion of the Company’s management, the unaudited pro forma condensed consolidated statements of operations include all significant necessary adjustments that can be factually supported to reflect the effects of the Transactions. The unaudited pro forma condensed consolidated statements of operations are provided for informational purposes only. The unaudited pro forma condensed consolidated statements of operations are based on estimates and assumptions that are not necessarily, and should not be, assumed to be an indication of the results that would have been achieved had the Transactions been completed as of the dates indicated or that may be achieved in the future.

American Homes 4 Rent

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended June 30, 2013

(Amounts in thousands, except share information)

	(A) Company Historical	(B) Management Entities Historical	(C) Alaska Joint Venture Historical	Pro Forma Adjustments		Company Pro Forma
Revenues:
Rents from single-family properties	$24,144	$—	$15,631	$—		$39,775
Other	535	—	—	533	(E)	1,068
Management income	—	10,497	—	(9,982)	(D)(E)	515

Total revenues	24,679	10,497	15,631	(9,449)		41,358

Expenses:
Property operating expenses	15,482	7,501	8,667	(2,549)	(D)	29,101
General and administrative expense	2,436	1,595	459	(898)	(D)	3,592
Advisory fees	6,352	—	—	(6,352)	(D)	—
Interest expense	370	—	—	—		370
Noncash share-based compensation expense	453	—	—	—		453
Acquisition fees and costs expensed	3,489	—	129	—		3,618
Depreciation and amortization	13,784	463	6,790	8,680	(D)(F)	29,717

Total expenses	42,366	9,559	16,045	(1,119)		66,851
Gain on remeasurement of equity method investment	10,945	—	—	—		10,945

Income / (loss) from continuing operations	(6,742)	938	(414)	(8,330)		(14,548)

Noncontrolling interest	5,559	—	—	(1,947)	(G)	(3,612)
Conversion of preferred units	10,456	—	—	—		10,456

Net income / (loss) from continuing operations attributable to common shareholders	$(22,757)	$938	$(414)	$(6,383)		$(28,616)

Weighted average shares outstanding—basic and diluted	72,234,717					111,025,393	(H)
Net loss from continuing operations attributable to common shareholders per share—basic and diluted	$(0.31)					$(0.26)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements.

American Homes 4 Rent

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Six Months Ended June 30, 2013

A.	Reflects the historical consolidated statement of operations of the Company for the six months ended June 30, 2013.

B.	Reflects the historical combined statement of operations of the Management Entities for the period from January 1, 2013 to June 10, 2013.

C.	Reflects the historical revenues and certain operating expenses of the Alaska Joint Venture for the period from January 1, 2013 to June 11, 2013.

D.	Reflects elimination of management fees incurred from the Company and the Alaska Joint Venture to the Management Entities and allocation of general and administrative expenses from the Management Entities related to performing these services during the six months ended June 30, 2013. Certain of the eliminated management fee revenues recognized by the Management Entities and the general and administrative expense allocation recorded by the Company relate to properties contributed to the Company by AH LLC in a transaction between entities under common control on February 28, 2013.

E.	Adjustment includes $600,000 of pro forma fees that would have been paid from AH LLC to the Company assuming the Management Internalization occurred on March 23, 2012, the date the Management Entities commenced operations. Under terms of the Contribution Agreement, AH LLC will pay a monthly fee of $100,000 to the Property Manager (which will be a wholly owned subsidiary of the Company upon consummation of the Management Internalization) for a period of 18 months from the closing of the Management Internalization to compensate the Property Manager for services related to the maintenance and use of certain intellectual property.

F.	Adjustment is to reflect pro forma depreciation and amortization expense based on the preliminary purchase price allocations of the Transactions. Estimated useful lives ranging from 5 to 30 years were assumed to compute depreciation for buildings and improvements on a straight-line basis and estimated in-place lease values were amortized over the estimated remaining term of the lease. An estimated useful life of 10 years was assumed to compute amortization of estimated finite-lived intangibles on a straight-line basis.

G.	Reflects adjustment to allocation of net loss to noncontrolling interest as if the Transactions had occurred on January 1, 2012.

H.	Historical weighted average shares outstanding have been adjusted by 38,790,676 to include 43,609,394 Class A common shares issued in connection with the Alaska Joint Venture Acquisition on June 11, 2013. The number of diluted shares outstanding has not been adjusted for the Class A units issued in connection with the Alaska Joint Venture Acquisition or the Series D convertible units and Series E convertible units issued in connection with the Management Internalization as these securities were antidilutive.

American Homes 4 Rent

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2012

(Amounts in thousands, except share information)

	(A)	(B)	(C)
	Company Historical	Management Entities Historical	Alaska Joint Venture Historical	Pro Forma Adjustments		Company Pro Forma
Revenue:
Rents from single-family properties	$4,540	$—	$6,401	$—		$10,941
Management fees	—	2,176	—	(912)	(D)(E)	1,264

Total revenue	4,540	2,176	6,401	(912)		12,205

Expenses:
Property operating expenses	3,590	3,922	4,263	(366)	(D)	11,409
General and administrative expense	7,199	357	127	(1,825)	(D)	5,858
Interest expense	—	—	—	—		—
Noncash share-based compensation expense	70	—	—	—		70
Acquisition fees and costs expensed	869	—	1,171	—		2,040
Advisory fees	937	—	—	(937)	(D)	—
Depreciation and amortization	2,111	33	—	5,565	(F)	7,709

Total expenses	14,776	4,312	5,561	2,437		27,086

Net loss	(10,236)	(2,136)	840	(3,349)		(14,881)

Noncontrolling interest	—	—	—	(1,953)	(G)	(1,953)

Net loss attributable to common shareholders	$(10,236)	$(2,136)	$840	$(1,396)		$(12,928)

Weighted average shares outstanding—basic and diluted	7,225,512					50,843,906	(H)

Net loss per share—basic and diluted	$(1.42)					$(0.25)

The accompanying notes are an integral part of these unaudited pro forma condensed consolidated financial statements

American Homes 4 Rent

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

Year Ended December 31, 2012

A.	Reflects the historical consolidated statement of operations of the Company for the year ended December 31, 2012.

B.	Reflects the historical combined statement of operations of the Management Entities for the period from March 23, 2012 (commencement of operations) to December 31, 2012.

C.	Reflects the historical revenues and certain operating expenses of the Alaska Joint Venture for the year ended December 31, 2012.

D.	Reflects elimination of management fees incurred from the Company and the Alaska Joint Venture to the Management Entities and allocation of general and administrative expenses from the Management Entities related to performing these services during the year ended December 31, 2012. Certain of the eliminated management fee revenues recognized by the Management Entities and the general and administrative expense allocation recorded by the Company relate to properties contributed to the Company by AH LLC in a transaction between entities under common control on February 28, 2013.

E.	Adjustment includes $928,000 of pro forma fees that would have been paid from AH LLC to the Company assuming the Management Internalization occurred on March 23, 2012, the date the Management Entities commenced operations. Under terms of the Contribution Agreement, AH LLC will pay a monthly support fee of $100,000 to the Property Manager (which will be a wholly owned subsidiary of the Company upon consummation of the Management Internalization) for a period of 18 months from the closing of the Management Internalization to compensate the Property Manager for services related to the maintenance and use of certain intellectual property.

F.	Adjustment is to reflect pro forma depreciation and amortization expense based on the preliminary purchase price allocations of the Transactions. Estimated useful lives ranging from 5 to 30 years were assumed to compute depreciation for buildings and improvements on a straight-line basis and estimated in-place lease values were amortized over the estimated remaining term of the lease. An estimated useful life of 10 years was assumed to compute amortization of estimated finite-lived intangibles on a straight-line basis.

G.	Reflects adjustment to allocation of net loss to noncontrolling interest as if the Transactions had occurred on January 1, 2012.

H.	Historical weighted average shares outstanding have been adjusted to include 43,609,394 Class A common shares to be issued in connection with the Alaska Joint Venture Acquisition. The number of diluted shares outstanding has not been adjusted for the Class A units to be issued in connection with the Alaska Joint Venture Acquisition or the Series D convertible units and Series E convertible units to be issued in connection with the Management Internalization as these securities would be antidilutive.

American Homes 4 Rent

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share information)

	June 30, 2013	December 31, 2012
	(Unaudited)
Assets
Single-family properties:
Land	$580,433	$96,139
Buildings and improvements	2,472,921	411,706

	3,053,354	507,845
Less: accumulated depreciation	(13,850)	(2,132)

Single-family properties, net	3,039,504	505,713
Cash and cash equivalents	251,406	397,198
Restricted cash for resident security deposits	13,572	—
Rent and other receivables	7,644	6,586
Escrow deposits, prepaid expenses and other assets	27,936	11,961
Deferred costs and other intangibles, net	21,978	—
Goodwill	120,655	—

Total assets	$3,482,695	$921,458

Liabilities
Credit facility	$670,000	$—
Accounts payable and accrued expenses	75,318	11,282
Amounts payable to affiliates	21,160	5,012
Contingently convertible Series E units liability	64,881	—

Total liabilities	831,359	16,294

Commitments and contingencies
Equity
Shareholders’ equity:
Class A common shares, $0.01 par value per share, 450,000,000 shares authorized, 129,433,425 and 38,663,998 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	1,294	387
Class B common shares, $0.01 par value per share, 50,000,000 shares authorized, 635,075 and 667 shares issued and outstanding at June 30, 2013 and December 31, 2012, respectively	6	—
Additional paid-in capital	1,965,413	914,565
Accumulated deficit	(32,027)	(10,278)

Total shareholders’ equity	1,934,686	904,674
Noncontrolling interest	716,650	490

Total equity	2,651,336	905,164

Total liabilities and equity	$3,482,695	$921,458

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Homes 4 Rent

Condensed Consolidated Statements of Operations

(Amounts in thousands, except share information)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2013	2012	2013	2012
Revenues:
Rents from single-family properties	$17,585	$184	$24,144	$280
Other	535	—	535	—

Total revenues	18,120	184	24,679	280

Expenses:
Property operating expenses
Leased single-family properties	6,859	90	9,362	133
Vacant single-family properties	4,391	96	6,120	118
General and administrative expense	811	1,487	2,436	1,657
Advisory fees	3,610	—	6,352	—
Interest expense	—	—	370	—
Noncash share-based compensation expense	279	—	453	—
Acquisition fees and costs expensed	2,099	—	3,489	—
Depreciation and amortization	10,879	77	13,784	102

Total expenses	28,928	1,750	42,366	2,010

Gain on remeasurement of equity method investment	10,945	—	10,945	—

Income / (loss) from continuing operations	137	(1,566)	(6,742)	(1,730)

Discontinued operations
Gain on disposition of assets	904	—	904	—
Income from discontinued operations	82	—	104	—

Total income from discontinued operations	986	—	1,008	—

Net income / (loss)	1,123	(1,566)	(5,734)	(1,730)
Noncontrolling interest	4,664	—	5,559	—
Conversion of preferred units	10,456	—	10,456	—

Net loss attributable to common shareholders	$(13,997)	$(1,566)	$(21,749)	$(1,730)

Weighted average shares outstanding—basic and diluted	95,971,706	3,301,667	72,234,717	3,301,667

Net loss per share—basic and diluted:
Loss from continuing operations	$(0.16)	$(0.47)	$(0.31)	$(0.52)
Discontinued operations	0.01	—	0.01	—

Net loss attributable to common shareholders per share—basic and diluted	$(0.15)	$(0.47)	$(0.30)	$(0.52)

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Homes 4 Rent

Condensed Consolidated Statements of Equity

(Amounts in thousands, except share information)

(Unaudited)

	Class A common shares		Class B common shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Shareholders’ equity	Noncontrolling interest	Total equity
Balances at December 31, 2012	38,663,998	$387	667	$—	$914,565	$(10,278)	$904,674	$490	$905,164
Issuance of Class A common shares, net of offering costs of $44,003	46,718,750	467	—	—	703,030	—	703,497	—	703,497
2,770 Property Contribution	—	—	634,408	6	(356,487)	—	(356,481)	390,016	33,535
Settlement of subscription agreement	434,783	4	—	—	(4)	—	—	—	—
Management Internalization	—	—	—	—	—	—	—	65,188	65,188
Alaska Joint Venture Acquisition	43,609,394	436	—	—	703,856	—	704,292	200,195	904,487
RJ Joint Ventures Acquisition	—	—	—	—	—	—	—	61,060	61,060
Share-based compensation	6,500	—	—	—	453	—	453	—	453
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(5,858)	(5,858)
Conversion of preferred units	—	—	—	—	—	(10,456)	(10,456)	—	(10,456)
Net loss	—	—	—	—	—	(11,293)	(11,293)	5,559	(5,734)

Balances at June 30, 2013	129,433,425	$1,294	635,075	$6	$1,965,413	$(32,027)	$1,934,686	$716,650	$2,651,336

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Homes 4 Rent

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2013	2012
Operating activities
Net loss	$(5,734)	$(1,730)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	13,784	102
Noncash amortization of deferred financing costs	186	—
Noncash share-based compensation	453	—
Gain on remeasurement of equity method investment	(10,945)	—
Gain on disposition of discontinued operations	(904)	—
Other changes in operating assets and liabilities:
Rent and other receivables	4,736	—
Resident security deposits	(13,572)	—
Prepaid expenses and other assets	(475)	—
Deferred leasing costs	(3,197)	—
Accounts payable and accrued expenses	23,056	—
Amounts payable to affiliates	(5,349)	—

Net cash provided by (used in) operating activities	2,039	(1,628)

Investing activities
Cash paid for single-family properties	(1,293,745)	—
Escrow deposits for purchase of single-family properties	(18,227)	—
Cash acquired in non-cash business combinations	33,099	—
Net proceeds received from sale of discontinued operations	8,844	—
Distributions from unconsolidated joint venture	3,431	—
Improvements to single-family properties	(236,849)	—

Net cash used in investing activities	(1,503,447)	—

Financing activities
Implied contribution by Sponsor for historical operations	517	1,628
Net proceeds from issuance of Class A common shares	703,497	—
Proceeds from credit facility	670,000	—
Proceeds from bridge loan	115,000	—
Payments on bridge loan	(115,000)	—
Extinguishment of RJ1 note payable	(7,600)	—
Distributions to noncontrolling interests	(5,858)	—
Deferred financing costs	(4,940)	—

Net cash provided by financing activities	1,355,616	1,628

Net decrease in cash and cash equivalents	(145,792)	—
Cash and cash equivalents, beginning of period	397,198	—

Cash and cash equivalents, end of period	$251,406	$—

American Homes 4 Rent

Condensed Consolidated Statements of Cash Flows (continued)

(Amounts in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2013	2012
Supplemental cash flow information
Cash payments for interest	$448	$—

Supplemental schedule of noncash investing and financing activities
Receivables related to property acquisitions	$1,261	$—
Accounts payable and accrued expenses related to property acquisitions	$20,201	$—
Accounts payable and accrued expenses related to deferred financing costs	$3,333	$—
Amounts payable to affiliates related to property acquisitions	$2,278	$—

Contribution of properties (see Note 9)
Single-family properties, including related assets and liabilities	$30,510	$122,481
Additional paid-in capital	$(384,221)	$(122,481)
Due from affiliates	$(2,508)	$—
Issuance of Series C convertible units to noncontrolling interest	$390,016	$—
Issuance of Class B common shares	$7,959	$—

Acquisitions (see Note 10)
Single-family properties	$966,571	$—
Cash and cash equivalents	$33,099	$—
Other net assets and liabilities	$(36,760)	$—
Deferred costs and other intangibles	$133,195	$—
Class A common shares	$(436)	$—
Additional paid-in capital	$(703,856)	$—
Issuance of Class A units to noncontrolling interest	$(221,934)	$—
Issuance of Series D units to noncontrolling interest	$(65,188)	$—
Contingently convertible Series E units liability	$(64,881)	$—
Noncontrolling interest in consolidated subsidiaries	$(39,321)	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

American Homes 4 Rent

Notes to Unaudited Condensed Consolidated Financial Statements

Note 1. Organization and operations

The Company is a Maryland REIT formed on October 19, 2012. We are focused on acquiring, renovating, leasing and operating single-family properties as rental properties. As of June 30, 2013, the Company held 18,326 single-family properties in 21 states. In November and December 2012, the Company raised approximately $530,413,000 before aggregate placement agent fees and offering costs of $40,928,000, including $5,307,000 related to the value of the option issued to the Sponsor, in an offering exempt from registration under the Securities Act of 1933 (the “2012 Offering”). In March 2013, the Company raised $747,500,000 before aggregate placement agent fees and offering costs of $44,003,000 in an offering exempt from registration under the Securities Act of 1933 (the “2013 Offering”). On August 6, 2013, the Company raised $705,882,000 before aggregate underwriting discounts and offering costs of $36,952,000 in our initial public offering (the “IPO”). Concurrently with the IPO, the Company raised an additional $75,000,000 in private placements, which was made at the IPO offering price and without payment of any underwriting discount, to the Sponsor and APFC (collectively, the “2013 Concurrent Private Placements”). Additionally, on August 21, 2013, the Company raised $105,882,000 before aggregate underwriting discounts of $5,029,000 by issuing an additional 6,617,647 Class A common shares in connection with the IPO underwriters’ exercise in full of their option to purchase additional shares.

From our formation through June 10, 2013, we were externally managed and advised by American Homes 4 Rent Advisor, LLC (the “Advisor”) and the leasing, managing and advertising of our properties was overseen and directed by American Homes 4 Rent Management Holdings, LLC (the “Property Manager”), both of which were subsidiaries of the Sponsor. On June 10, 2013, we acquired the Advisor and the Property Manager from the Sponsor in exchange for 4,375,000 Series D units and 4,375,000 Series E units in our Operating Partnership (the “Management Internalization”). Under the terms of the contribution agreement, all administrative, financial, property management, marketing and leasing personnel, including executive management, became fully dedicated to us (see Note 10).

Prior to the Management Internalization, the Sponsor exercised control over the Company through the contractual rights provided to the Advisor through an advisory management agreement. Accordingly, certain properties contributed by the Sponsor to the Company prior to the Management Internalization have been deemed to be transactions between entities under common control, and as such, the accounts relating to the properties contributed have been recorded by us as if they had been acquired by us on the dates such properties were acquired by our Sponsor (see Note 9). Accordingly, the accompanying condensed consolidated financial statements include the Sponsor’s historical results of operations and carrying values of the properties that had been acquired by the Sponsor. The Sponsor commenced acquiring these properties on June 23, 2011, and accordingly, the statements of operations reflect activity prior to the Company’s date of formation. Therefore, the accompanying condensed consolidated financial statements are not indicative of the Company’s past or future results and do not reflect its financial position, results of operations, changes in equity, and cash flows had they been presented as if the Company had been operated independently during the periods presented.

Note 2. Significant accounting policies

Basis of presentation

The accompanying condensed consolidated financial statements are unaudited and include the accounts of the Company, the Operating Partnership and its consolidated subsidiaries. Intercompany accounts and transactions have been eliminated. The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the accompanying condensed consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2012. In the opinion of management, all adjustments of a normal and recurring nature necessary for a fair presentation of the condensed consolidated financial statements for the interim periods have been made. The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

There have been no changes to our significant accounting policies that have had a material impact on our condensed consolidated financial statements and related notes and therefore notes to the condensed consolidated financial statements which would substantially duplicate the disclosure contained in the audited consolidated financial statements have been omitted.

Single-family properties

Transactions in which single-family properties are purchased that are not subject to an existing lease are treated as asset acquisitions, and as such are recorded at their purchase price, including acquisition fees, which is allocated to land and building based upon their relative fair values at the date of acquisition. Single-family properties that are acquired either subject to an existing lease or as part of a portfolio level transaction (see Note 10) are treated as a business combination under Accounting Standards Codification (“ASC”) 805, Business Combinations, and as such are recorded at fair value, allocated to land, building and the existing lease, if applicable, based upon their relative fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating the purchase price of individually acquired properties subject to an existing lease, the Company utilizes its own market knowledge and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building. The Company engages a third party valuation specialist to assist in the determination of fair value for purposes of allocating the purchase price of properties acquired as part of portfolio level transactions.

The value of acquired lease related intangibles is estimated based upon the costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (six months to two years).

Intangible assets

Intangible assets are amortized on a straight-line basis over the asset’s estimated economic life and will be tested for impairment based on undiscounted cash flows and, if impaired, written down to fair value based on discounted cash flows. The identified intangible assets acquired as part of the Management Internalization (see Note 10) are being amortized over the following estimated economic lives:

Amortizable Life
Trademark	4.7 years
Database	7 years

Goodwill

Goodwill represents the fair value in excess of the tangible and separately identifiable intangible assets that were acquired as part of the Management Internalization (see Note 10). Goodwill has an indefinite life and is therefore not amortized. The Company will analyze goodwill for impairment on an annual basis, or if certain events or circumstances occur, pursuant to ASC 350, Intangibles—Goodwill and Other. No impairments have been recorded as of June 30, 2013.

Deferred financing costs

Financing costs related to the origination of the Company’s bridge loan and line of credit are deferred and amortized on an effective interest method, which approximates straight-line basis over the contractual terms of the applicable financings.

Recently issued and adopted accounting standards

In July 2012, the Financial Accounting Standards Board issued Accounting Standards Update No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment”. The revised standard is intended to reduce the cost and complexity of testing indefinite-lived intangible assets other than goodwill for impairment by providing entities with an option to perform a “qualitative” assessment to determine whether further impairment testing is necessary. The revised standard allows an entity first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not (that is, a likelihood of more than 50%) that an indefinite-lived intangible asset is impaired. If it is more likely than not that the asset is impaired, the entity must calculate the fair value of the asset, compare the fair value to its carrying amount, and record an impairment charge, if the carrying amount exceeds fair value. However, if an entity concludes that it is not more likely than not that the asset is impaired, no further action is required. The qualitative assessment is not an accounting policy election. An entity can choose to perform the qualitative assessment on none, some, or all of its indefinite-lived intangible assets. Moreover, an entity can bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test, and then choose to perform the qualitative assessment in any subsequent period. The revised standard is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

Note 3. Single-family properties

Single-family properties, net, consists of the following as of June 30, 2013 and December 31, 2012 (dollars in thousands):

	June 30, 2013
	Number of properties	Net book value
Leased single-family properties	10,245	$1,713,955
Single-family properties being renovated	6,074	960,156
Vacant single-family properties available for lease	2,007	365,393

Total	18,326	$3,039,504

	December 31, 2012
	Number of properties	Net book value
Leased single-family properties	1,164	$158,068
Single-family properties being renovated	1,857	261,136
Vacant single-family properties available for lease	623	86,509

Total	3,644	$505,713

Single-family properties at June 30, 2013 and December 31, 2012 include $208,156,000 and $131,819,000, respectively, related to properties for which the recorded deed of trust has not been received. For these properties, the trustee or seller has warranted that all legal rights of ownership have been transferred to us on the date of the sale, but there is a delay for the deeds to be recorded. Depreciation expense related to single-family properties was approximately $8,972,000 and $77,000 for the three months ended June 30, 2013 and 2012, respectively, and $11,877,000 and $102,000 for the six months ended June 30, 2013 and 2012, respectively. Included in single-family properties at June 30, 2013 and December 31, 2012 are certain single-family properties contributed by the Sponsor (see Note 9).

Note 4. Deferred costs and other intangibles

Deferred costs and other intangibles, net, consists of the following as of June 30, 2013 (in thousands):

June 30, 2013
Deferred leasing costs	$5,007
Deferred financing costs	8,273
Intangible assets:
In-place lease values	6,085
Trademark	3,100
Database	2,100

24,565
Less: accumulated amortization	(2,587)

Total	$21,978

Amortization expense related to deferred leasing costs, in-place lease values, trademark and database was approximately $1,907,000 for the three and six months ended June 30, 2013, which has been included in depreciation and amortization. Amortization of deferred financing costs was $666,000 and $852,000 for the three and six months ended June 30, 2013, which has been included in gross interest, prior to interest capitalization (see Note 5).

The following table sets forth the estimated annual amortization expense related to deferred costs and other intangibles as of June 30, 2013 for future periods (in thousands):

Year	Deferred Leasing Costs	Deferred Financing Costs	In-place Lease Values	Trademark	Database
Remaining 2013	$1,863	$2,047	$3,042	$211	$133
2014	1,863	1,995	2,725	658	299
2015	—	1,548	—	658	299
2016	—	1,548	—	660	300
2017	—	284	—	658	299
Thereafter	—	—	—	135	753

Total	$3,726	$7,422	$5,767	$2,980	$2,083

Note 5. Debt

Bridge Loan

On February 25, 2013, we entered into a $250 million bridge loan with a financial institution. The bridge loan expired on May 24, 2013, bore interest at a variable rate of London Interbank Offered Rate (“LIBOR”) plus 1.5%, and provided for a $250,000 loan origination fee. The bridge loan was guaranteed by an affiliate of the Sponsor, who was not compensated for providing the guarantee. We borrowed $115,000,000 under this bridge loan through March 14, 2013, when it was paid off.

Credit facility

On March 7, 2013, we entered into a $500 million senior secured revolving credit facility with a financial institution. The amount that may be borrowed under the credit facility will generally be based on the lower of 50% of cost and the value of our qualifying leased and un-leased properties and certain other measures based in part on the net income generated by our qualifying leased and un-leased properties, which is referred to as the “Borrowing Base”. In addition, the credit facility has an accordion feature that allows us to increase the total amount of the credit facility from $500 million up to $1 billion, subject to obtaining lender commitments, paying certain related fees and costs, and satisfying customary closing conditions.

The credit facility is secured by our Operating Partnership’s membership interests in the entities that own all of our single-family properties and requires that we maintain financial covenants relating to the following matters: (i) cash and cash equivalents in an aggregate amount of at least $15 million; (ii) a maximum leverage ratio of 1.0 to 1.0; (iii) debt service coverage ratio of 2.0 to 1.0; and (iv) tangible net worth (as defined) being not less than $1 billion. As of June 30, 2013, the Company was in compliance with all loan covenants under the credit facility.

Borrowings up to $500 million under the credit facility are available through March 7, 2015, which may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. Upon expiration of the $500 million credit facility period, any outstanding borrowings will convert to a term loan for a period of one year. On June 6, 2013, we obtained a temporary increase in our credit facility, allowing us to borrow up to an additional $500 million through December 6, 2013. Borrowings under the temporary increase mature on March 6, 2014. All borrowings under the credit facility bear interest at 30 day LIBOR plus 2.75%. In connection with entering into the credit facility on March 7, 2013, we agreed to pay an initial structuring fee of $5,000,000, payable in 12 monthly installments from the date of the credit facility. Additionally, in connection with obtaining the temporary increase, we paid an administrative fee of $1,250,000. These payments were recorded as deferred financing costs and are being amortized over the term of respective borrowing availability under the credit facility. Starting in December 2013, the credit facility also provides for the payment of an unused commitment fee, payable monthly, initially based on an annual rate of 0.40% of half of the average unused facility amount. As of June 30, 2013, the Company has borrowed a total of $670,000,000, including $170,000,000 under the temporary increase.

The following table outlines our gross interest, including unused commitment and other fees and amortization of deferred financing costs, and capitalized interest for the three and six months ended June 30, 2013 (in thousands):

	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Gross interest	$2,028	$2,398
Capitalized interest	2,028	2,028

Interest expense	$—	$370

Note 6. Accounts payable and accrued expenses

The following table summarizes accounts payable and accrued expenses as of June 30, 2013 and December 31, 2012 (in thousands):

	June 30, 2013	December 31, 2012
Accounts payable	$12,610	$259
Accrued property taxes	20,163	4,760
Other accrued liabilities	15,999	1,473
Accrued construction liabilities	12,594	3,059
Resident security deposits	13,952	1,731

Total	$75,318	$11,282

Note 7. Shareholders’ equity

Class A common shares

The Class A common shares sold in the 2013 Offering (46,718,750 shares) and the 2012 Offering (35,360,898 shares) are subject to registration rights agreements. Under the terms of these agreements, we agreed to use commercially reasonable efforts to file a resale registration statement as soon as reasonably practical but not later than November 21, 2013 (unless extended by our board of trustees for a period not to exceed 180 days). In addition, these agreements provide that if by May 20, 2014 (unless extended by our board of trustees for a period not to exceed 180 days), either (i) a shelf registration statement for the resale of the Class A common shares has not been declared effective by the SEC, or (ii) our Class A common shares have not been listed for trading on a national securities exchange, we will be required to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees, unless the holders of 75% of the outstanding Class A common shares sold in the 2013 Offering and in the 2012 Offering consent to a waiver or deferral of the special meeting.

In connection with the Management Internalization (see Note 10), we entered into a registration rights agreement with the Sponsor providing for registration rights exercisable after December 10, 2015. After June 10, 2015, if we are eligible to file a shelf registration statement, the Sponsor will have the right to request that we file and maintain a shelf registration statement to register for resale the Class A common shares and securities convertible into Class A common shares that are held by the Sponsor. The Sponsor also has a right to “piggy-back” registration rights to include the Class A common shares and securities convertible into Class A common shares that the Sponsor owns in other registration statements that we may initiate.

In connection with the Alaska Joint Venture Acquisition (see Note 10), we entered into a registration rights agreement with APFC. Under the terms of such agreement, after we become eligible to file a shelf registration statement on Form S-3, APFC has a right to request that we file and maintain a shelf registration statement with the SEC to register for resale the Class A common shares acquired by APFC in connection with the Alaska Joint Venture Acquisition. APFC also has a right to “piggy-back” registration in the event we conduct future offerings of Class A common shares for our own behalf.

As discussed in Note 15, the Company sold an additional 55,422,794 Class A common shares in August 2013 in connection with the IPO, 2013 Concurrent Private Placements and full exercise of the IPO underwriters’ option to purchase an additional 6,617,647 shares.

Class B common shares

Our Sponsor received a total of 635,075 shares of Class B common shares in our Company in connection with its investment in the 2012 Offering and the 2,770 Property Contribution (see Note 9). Each Class B common share generally entitles the holder to 50 votes on all matters that the holders of Class A common shares are entitled to vote. The issuance of Class B common shares to our Sponsor allows the Sponsor a voting right associated with its investment in the Company no greater than if it had solely received Class A common shares. Additionally, when the voting interest from Class A common shares and Class B common shares are added together, a shareholder is limited to a 30% total voting interest. Each Class B common share has the same economic interest as a Class A common share.

Class A units

Class A units represent voting equity interests in the Operating Partnership. Holders of Class A units in the Operating Partnership have the right to redeem the units for cash or, at the election of the Company, exchange the units for the Company’s Class A common shares on a one-for-one basis. The Company owned 90.42% and 99.92% of the total 143,855,792 and 38,697,333 Class A units outstanding as of June 30, 2013 and December 31, 2012, respectively.

Series C convertible units

Series C convertible units represent voting equity interests in the Operating Partnership. Holders of the Series C convertible units are entitled to distributions equal to the actual net cash flow of the properties contributed as part of the 2,770 Property Contribution up to a maximum of 3.9% per unit per annum based on a price per unit of $15.50, but will not be entitled to any distributions of income generated by any other properties or operations of our company or any liquidating distributions. Holders of the Series C units have a one-time right to convert all such units into Class A units on a unit for unit basis. If on the date of conversion, the contributed properties had not been initially leased for at least 98% of the scheduled rents (determined on an aggregate basis), then the Series C units with respect to the single-family properties leased for at least 98% of the scheduled rents (determined on an aggregate basis) will convert into Class A units, and the Series C units associated with the remaining single-family properties will convert into a number of Class A units determined by dividing the original aggregate cost of the properties (including the acquisition fees) by $15.50, with proportionate reduction in Class B common shares. If the Series C units have not been converted by the earlier of the third anniversary of the original issue date, or the date of commencement of a dissolution or liquidation, then the Series C units will automatically convert into Class A units at the specified conversion ratio defined above. As of June 30, 2013, the Sponsor owned all of the 31,085,974 outstanding Series C convertible units.

Series D convertible units

Series D convertible units represent non-voting equity interests in the Operating Partnership. Holders of the Series D convertible units do not participate in any distributions for 30 months from the date of issuance and do not participate in any liquidating distributions at any point in time. The Series D units are automatically convertible into Class A units on a one-for-one basis only after the later of (1) 30 months after the date of issuance and (2) the earlier of (i) the date on which adjusted funds from operations per Class A common share aggregates $0.80 or more over four consecutive quarters following the closing of the Management Internalization or (ii) the date on which the daily closing price of our Class A common shares on the NYSE averages $18.00 or more for two consecutive quarters following the closing of the Management Internalization. After 30 months, the Series D units will participate in distributions (other than liquidating distributions) at a rate of 70% of the per unit distributions on the Class A units. As of June 30, 2013, the Sponsor owned all of the 4,375,000 outstanding Series D units (see Note 10).

Series E convertible units

Series E convertible units represent non-voting equity interests in the Operating Partnership. Series E convertible units do not participate in any distributions and automatically convert into Series D units, or if the Series D units have previously converted into Class A units, into Class A units, on February 29, 2016 subject to an earn-out provision based on the level of pro forma annualized EBITDA contribution, as defined, of the Advisor and the Property Manager. Based on the terms of the earn-out provision, if pro forma annualized EBITDA contribution, as defined, equals or exceeds $28 million during the six-month period ending December 31, 2015 (the “measurement period”), the Series E units will convert into Series D units (or if the Series D units have previously converted into Class A units, into Class A units) on a one-for-one basis at February 29, 2016. If, during the measurement period, the pro forma annualized EBITDA contribution, as defined, is less than $28 million, the Series E units will convert into a number of Series D units (or if the Series D units have previously converted into Class A units, into Class A units) determined by (1) dividing (A) Pro Forma Annualized EBITDA Contribution during the Measurement Period less $14 million by (B) $14 million and (2) multiplying that result by 4,375,000. Series E units which are not converted at the end of the measurement period, if any, will be cancelled.

Because the Series E units may potentially be settled by issuing a variable number of Series D units or Class A units, the Series E units have been recorded at fair value and reflected as a liability in accordance with ASC 480, Distinguishing Liabilities and Equity, in the accompanying condensed consolidated balance sheets and will be marked to market each period. As of June 30, 2013, the Sponsor owned all of the 4,375,000 outstanding Series E units (see Note 10).

3.5% convertible perpetual preferred units

In connection with the Company’s acquisition of a Class B ownership interest in RJ American Homes 4 Rent Investments, LLC (“RJ LLC”) on December 31, 2012 (see Note 10), the Company issued 653,492 3.5% convertible perpetual preferred units (“Preferred Units”) to the Sponsor. The Preferred Units represented non-voting equity interest in the Operating Partnership and entitled the holder to a preferred annual distribution equal to $0.525 per unit, when authorized and declared by the general partner of the Operating Partnership (i.e., the Company). Distributions accrued on a cumulative basis from the date of original issue and were payable quarterly. Preferred Units were entitled to a liquidation preference that ranked above all other equity interests in the Operating Partnership and were payable in cash or property at fair market value (as determined by the general partner) of $15.00 per Preferred Unit, plus any accrued and unpaid distributions upon any liquidation or dissolution. Beginning on June 30, 2013, the Sponsor had a one-time right to tender all of the Preferred Units for Class A units of the Operating Partnership on a one-for-one basis.

In connection with the Sponsor’s contribution of its remaining ownership interest in RJ LLC to the Company on June 14, 2013, all of the outstanding 653,492 Preferred Units held by the Sponsor were converted into Class A units (see Note 10).

2012 Equity Incentive Plan

In 2012, we adopted the 2012 Equity Incentive Plan (the “Plan”) to provide persons with an incentive to contribute to the success of the Company and to operate and manage our business in a manner that will provide for the Company’s long-term growth and profitability. The Plan provides for the issuance of up to 1,500,000 Class A common shares through the grant of a “variety of awards” including stock options, stock appreciation rights, restricted stock, unrestricted shares, dividend equivalent rights and performance-based awards. The Plan terminates in November 2022, unless it is earlier terminated by the board of trustees. In April 2013, our board of trustees approved an amendment to the Plan allowing for an increase in the maximum number of Class A common shares available for issuance from 1,500,000 to 6,000,000.

In 2012, we granted stock options for 50,000 shares to trustees of the Company. These options vest over 4 years and expire 10 years from the date of grant. All of these options were outstanding as of June 30, 2013, and none were exercisable at that time. Noncash share-based compensation expense related to these options is based on the estimated fair value on the date of grant and is recognized in expense over the service period. Such expense is adjusted to consider estimated forfeitures. Estimated forfeitures are adjusted to reflect actual forfeitures at the end of the vesting period.

During 2012, the Company also granted stock options for 650,000 Class A common shares to certain employees of our Sponsor and its subsidiaries. During the six months ended June 30, 2013, 30,000 options were cancelled, no options were granted, and no options were exercised. None of these options were exercisable as of June 30, 2013. These options vest over 4 years and expire 10 years from the date of grant. Because these options were originally granted to nonemployees of the Company, noncash share-based compensation expense was initially recorded based on the estimated fair value of the options at grant date and was re-measured at the end of each period. As a result of the Management Internalization on June 10, 2013, certain former employees of the Sponsor became employees of the Company and, accordingly, stock options for 485,000 Class A common shares were reclassified as grants to employees and re-measured as of the date of the Management Internalization.

Total shared-based compensation expense related to stock options was $167,000 and $341,000 for the three and six months ended June 30, 2013, respectively. Such expense is adjusted to consider estimated forfeitures. Estimated forfeitures are adjusted to reflect actual forfeitures at the end of the vesting period. Also included in noncash share-based compensation expense for the three and six months ended June 30, 2013 was $112,000 associated with 6,500 Class A common shares issued to our trustees on April 4, 2013.

Subscription agreement

In 2012, we entered into a subscription agreement with the Sponsor under which the Sponsor had the option to purchase 3,333,334 Class A common shares through November 21, 2015 for an aggregate purchase price of $50,000,000 ($15.00 per share), the price per share of our Class A common shares in the 2012 Offering (the “Subscription Agreement”).

On April 16, 2013, the Company entered into an agreement with the Sponsor to fully settle the Subscription Agreement based on a price of $17.25 per share, a price determined based on the most recent trade in the Company’s shares at the time of settlement. Such settlement resulted in the issuance of 434,783 Class A common shares to the Sponsor.

Noncontrolling interest

Noncontrolling interest as reflected in the Company’s condensed consolidated balance sheet primarily consists of the interest held by the Sponsor in the Company’s Operating Partnership. As of June 30, 2013 and December 31, 2012, the Sponsor owned approximately 9.58% and 0.1%, respectively, of the Class A units in the Operating Partnership. Additionally, the Sponsor owned all 31,085,974 Series C convertible units and all 4,375,000 Series D convertible units in the Operating Partnership as of June 30, 2013. The Sponsor also owned all 653,492 Preferred Units in the Operating Partnership as of December 31, 2012, which were converted into Class A units on June 14, 2013 (see Note 10). Also included in noncontrolling interest are the outside ownership interests in the Company’s consolidated subsidiaries, RJ American Homes 4 Rent One, LLC (“RJ1”) and RJ American Homes 4 Rent Two, LLC (“RJ2”) (see Note 10).

Noncontrolling interest as reflected in the Company’s condensed consolidated statements of operations for the three and six months ended June 30, 2013 primarily consisted of $4,698,000 and $5,510,000, respectively, of preferred income allocated to Series C convertible units, $71,000 and $157,000, respectively, of preferred income allocated to Preferred Units (prior to the date of conversion) and $107,000 and $110,000, respectively, of net loss allocated to Class A units. Also included in noncontrolling interest in the Company’s condensed consolidated statements of operations for the three and six months ended June 30, 2013 was $2,000 of net income allocated to noncontrolling interests in the Company’s two consolidated subsidiaries, RJ1 and RJ2.

Note 8. Related party transactions

Equity ownership

As of June 30, 2013 and December 31, 2012, our Sponsor owned approximately 2.9% and 8.5% of our outstanding Class A common shares, respectively. On a fully-diluted basis, the Sponsor held (including consideration of 635,075 and 667 Class B common shares as of June 30, 2013 and December 31, 2012, respectively, 13,787,292 and 32,668 Class A common units as of June 30, 2013 and December 31, 2012, respectively, 653,492 Preferred Units as of December 31, 2012, 31,085,974 Series C convertible units as of June 30, 2013, 4,375,000 Series D units as of June 30, 2013, 4,375,000 Series E units as of June 30, 2013 and common shares issuable upon exercise of the option pursuant to the subscription agreement as of December 31, 2012) (see Note 7), an approximate 31.6% and 17.2% interest at June 30, 2013 and December 31, 2012, respectively.

Advisory Management Agreement

In November 2012, the Company entered into an advisory management agreement with the Advisor under which the Advisor was responsible for designing and implementing our business strategy and administering our business activities and day-to-day operations, subject to the oversight by our board of trustees. For performing these services, we paid the Advisor an advisory management fee equal to 1.75% per year of adjusted shareholders’ equity, as defined, calculated and paid quarterly in arrears. Additionally, concurrently with the 2,770 Property Contribution, commencing February 28, 2013 the Advisor agreed to a permanent reduction in the advisory management fee equal to $9,800,000 per year (see Note 9). Upon completion of the Management Internalization on June 10, 2013 (see Note 10), the Advisor became a wholly-owned subsidiary of our Operating Partnership and accordingly, there will be no future advisory management fees in our condensed consolidated statement of operations.

For the three and six months ended June 30, 2013, advisory management fees incurred to the Advisor prior to the Management Internalization were $3,610,000 and $6,352,000, respectively. As of December 31, 2012, accrued advisory management fees were $937,000, which have been included in amounts payable to affiliates in the accompanying condensed consolidated balance sheets.

Property Management Agreement

In November 2012, the Company entered into a property management agreement with the Property Manager under which the Property Manager generally oversaw and directed the leasing, management and advertising of the properties in our portfolio, including collecting rents and acting as liaison with the tenants. We paid our Property Manager a property management fee equal to 6% of collected rents and a leasing fee equal to one-half month of each lease’s annual rent. Upon completion of the Management Internalization on June 10, 2013 (see Note 10), the Property Manager became a wholly-owned subsidiary of our Operating Partnership and accordingly, there will be no future property management fees in our condensed consolidated statement of operations.

For the three and six months ended June 30, 2013, property management fees incurred to the Property Manager prior to the Management Internalization were $1,061,000 and $1,264,000, respectively, which have been included in property operating expenses in the accompanying condensed consolidated statement of operations. For the three and six months ended June 30, 2013, leasing fees incurred to the Property Manager prior to the Management Internalization were $2,461,000 and $2,888,000, respectively, which have been included in deferred costs and other intangibles, net in the accompanying condensed consolidated balance sheets.

Agreement on Investment Opportunities

In November 2012, the Company entered into an “Agreement on Investment Opportunities” with the Sponsor under which we pay an acquisition and renovation fee equal to 5% of all costs and expenses we incur in connection with the initial acquisition, repair and renovation of single-family properties (net of any broker fees received by the Property Manager) for its services in identifying, evaluating, acquiring and overseeing the renovation of the properties we purchase. In connection with the Management Internalization on June 10, 2013 (see Note 10), we entered into an Amended and Restated Agreement on Investment Opportunities. Under the amended and restated agreement, on December 10, 2014, the Sponsor will cease providing acquisition and renovation services for us and we will cease paying the acquisition fee. No termination or other fee will be due on December 10, 2014 in connection with the termination of the Sponsor providing such services. On September 10, 2014, we will have the right to offer employment, that would commence on December 10, 2014, to all of the Sponsor’s acquisition and renovation personnel necessary for our operations. Additionally, the Sponsor is required to pay the Company a monthly fee of $100,000 through December 10, 2014 for maintenance and use of certain intellectual property transferred to us in the Management Internalization, which is included in other revenue in the accompanying condensed consolidated statements of operations (see Note 10).

During the three and six months ended June 30, 2013, we incurred $44,514,000 and $72,373,000 in aggregate acquisition and renovation fees to the Sponsor under the terms of this agreement, $43,189,000 and $70,053,000 of which has been capitalized related to asset acquisitions and included in the cost of the single-

family properties, and $1,325,000 and $2,320,000 has been expensed related to property acquisitions with in-place leases, respectively. As of June 30, 2013 and December 31, 2012, accrued and unpaid acquisition and renovation fees were $5,082,000 and $2,811,000, respectively, which have been included in the amounts payable to affiliates in the accompanying condensed consolidated balance sheet.

Insurance

Prior to the Management Internalization on June 10, 2013, a component of the Company’s property insurance coverage for our single-family properties was provided through a “captive” insurance program organized by affiliates of the Sponsor. In connection with the Management Internalization, we cancelled our insurance with the captive insurance company, which eliminated annual premiums payable to the captive insurance company and resulted in us self-insuring this component of our property insurance going forward.

Insurance expense paid to affiliates of the Sponsor prior to the Management Internalization was $387,000 and $630,000 during the three and six months ended June 30, 2013, respectively. Such insurance expense is included in property operating expenses in the accompanying condensed consolidated statement of operations.

Employee Administration Agreement

In connection with the Management Internalization on June 10, 2013 (see Note 10), we entered into an employee administration agreement with Malibu Management, Inc. (“MMI”), an affiliate of the Sponsor, to obtain the exclusive services of personnel of the Advisor and the Property Manager, who were previously employees of MMI under the direction of the Sponsor. Under terms of the agreement, we obtained the exclusive service of the employees dedicated to us for all management and other personnel dedicated to our business and are able to direct MMI to implement employment decisions with respect to the employees dedicated to us. We are required to reimburse MMI for all compensation and benefits and costs associated with the employees dedicated to us. We do not pay any fee or any other form of compensation to MMI. Total compensation and benefit costs passed through to us under the agreement for the period from June 10, 2013 through June 30, 2013 totaled $1,224,000, which has been included in amounts payable to affiliates.

Allocated General and Administrative Expenses

The Company received an allocation of general and administrative expenses from the Sponsor that were either clearly applicable to or were reasonably allocated to the operations of the properties contributed by our Sponsor (see Note 9). Allocated general and administrative expenses from the Sponsor were $0 and $1,483,000 for the three months ended June 30, 2013 and 2012, respectively, and $993,000 and $1,653,000 for the six months ended June 30 2013, and 2012, respectively, and have been included in general and administrative expense in the accompanying condensed consolidated statements of operations.

Note 9. Contributions by our Sponsor

Contribution in connection with 2012 Offering

In connection with the 2012 Offering, on December 31, 2012, our Sponsor made an investment in our Company by contributing 367 single-family properties and $556,000 in cash. The contributed single-family properties were valued at $49,444,000, which approximated the Sponsor’s purchase price plus renovation costs incurred through November 5, 2012, an acquisition fee of 5% (based on the purchase price plus renovations costs through November 5, 2012) and all other out-of-pocket costs anticipated to have been incurred by the Sponsor in connection with the contribution of the properties, including transfer costs, title insurance premiums and legal fees. In connection with this contribution, our Sponsor received 3,300,000 Class A common shares, 667 Class B common shares and 32,667 Class A units (see Note 7). This transaction has been deemed to be between “entities under common control” under the provisions of ASC 805, Business Combinations, and as such, the accounts relating to the properties contributed have been reflected retroactively in the accompanying condensed consolidated financial statements based on the results of operations and net book value recorded by our Sponsor of $47,646,000 as of date of the contribution, without consideration of the acquisition fees. Costs to transfer title to the properties of $455,000 to us were expensed. The contribution agreement was entered into and effective December 31, 2012 and provides that the Sponsor has conveyed all legal and beneficial right, title and interest in the contributed properties on that date.

2,770 Property Contribution

On February 28, 2013, we entered into an agreement with our Sponsor providing for the contribution of 2,770 single-family properties for total consideration of $491,666,000 (the “2,770 Property Contribution”). Our Sponsor had acquired 33 of these properties in 2011, 2,628 in 2012 and 109 in 2013. The consideration to our Sponsor was 31,085,974 Series C convertible units in our Operating Partnership and 634,408 Class B common shares valued at $15.50 per unit/share, which approximates fair value (see Note 7). Because the 2,770 Property Contribution has been deemed to be a transaction between entities under common control, the accounts relating to the properties contributed have been recorded by us as if they had been acquired by us on the dates such properties were acquired by our Sponsor.

The following table summarizes the net assets and historical net loss of the 2,770 single-family properties based on the dates such properties were acquired by our Sponsor through the date of the 2,770 Property Contribution (amounts in thousands, except number of properties):

	Period from June 23, 2011 to December 31, 2012	Period from January 1, 2013 to February 28, 2013	Total as of February 28, 2013 (transaction date)
Number of properties	2,661	109	2,770
Single family properties	$365,937	$20,563	$386,500
Other assets	7,203	(2,086)	5,117
Other liabilities	(8,183)	558	(7,625)

Net assets contributed	$364,957	$19,035	$383,992

Rents from single family properties	$4,413	$3,720	$8,133
Property operating expenses	(3,326)	(1,920)	(5,246)
Depreciation	(2,021)	(1,324)	(3,345)
Allocated general and administrative expenses	(6,996)	(993)	(7,989)

Net loss	$(7,930)	$(517)	$(8,447)

Contributed net assets and net loss	$372,887	$19,552	$392,439

The net assets of the properties and the related historical net loss has been reflected as a credit to additional paid-in capital during the period such properties were acquired by the Sponsor.

Upon consummation of the transaction on February 28, 2013, the total $386,500,000 net asset value of the properties was reclassified from additional paid-in capital in connection with the issuance of $378,770,000 Series C units in our Operating Partnership and $7,730,000 Class B common shares (see Note 7). Additionally, the other net liabilities associated with the properties of $2,508,000 as of February 28, 2013 have been reclassified from additional paid-in capital to due from affiliates, as these amounts will be subsequently settled in cash by the Sponsor.

Pursuant to the agreement, the Sponsor is responsible for all costs of transfer of the properties and for paying costs associated with the completion of initial renovation of the properties after we acquire them. The costs of such improvements for the period from March 1, 2013 to June 30, 2013 were $11,475,000. This amount has been reflected as an addition to the net asset value of the contributed properties, with a corresponding increase of $11,246,000 and $229,000 to the Series C units in our Operating Partnership and Class B common shares, respectively, issued in connection with the 2,770 Property Contribution.

The total reduction to additional paid-in capital of $356,487,000 reflected in the accompanying condensed consolidated statement of equity for the six months ended June 30, 2013 consists of the $386,500,000 reclassification of the net asset value of the 2,770 properties, offset by (i) the $19,552,000 credit associated with the 109 properties acquired by our Sponsor from January 1, 2013 to February 28, 2013, (ii) $7,953,000 in excess of $6,000 par value associated with issuance of the 634,408 Class B common shares and (iii) the $2,508,000 reclassification of the other net liabilities associated with the properties to due from affiliates.

Concurrently with this transaction, commencing February 28, 2013 the Advisor agreed to a permanent reduction in the advisory fee (see Note 8) of $9,800,000 per year.

Note 10. Acquisitions and Dispositions

Management Internalization

On June 10, 2013, the Company completed the Management Internalization for the purpose of internalizing its corporate and property operations management and acquired 100% of the membership interests in the Advisor and the Property Manager from the Sponsor in exchange for 4,375,000 Series D units and 4,375,000 Series E units in our Operating Partnership. Under the terms of the respective contribution agreement, all administrative, financial, property management, marketing and leasing personnel, including executive management, became fully dedicated to the Company. In connection with the Management Internalization, the Company also:

•

Modified the preexisting Agreement on Investment Opportunities between the Company and the Sponsor to: (i) preclude the Sponsor from providing advisory or property management services to third parties investing in any type of business relating to investment in, ownership of or rental of single-family homes; (ii) increase from 20% to 100% the Company’s right to receive promoted interests in any future outside investment vehicles, as defined; (iii) cease the Sponsor’s rendering of acquisition and renovation services to the Company and eliminate the related 5% fee paid to the Sponsor on December 10, 2014; (iv) provide the Company with the right to offer employment on September 10, 2014, that would commence on December 10, 2014, to all of the Sponsor’s acquisition and renovation personnel necessary for our operations; and (v) require the Sponsor to pay us a monthly fee of $100,000 through December 10, 2014 for maintenance and use of certain intellectual property transferred to us in the Management Internalization (see Note 8).

•	Entered into a registration rights agreement with the Sponsor providing for registration rights exercisable after December 10, 2015 (see Note 7).

•	Cancelled insurance policies previously provided by a captive insurance company affiliated with the Sponsor (see Note 8).

The fair value of the Series D units and Series E units has been estimated to be $65,188,000 and $64,881,000, respectively, as of the date of issuance using a Monte Carlo Simulation model. A Monte Carlo simulation was incorporated given that the values of the securities were path dependent, meaning that their value depends on the average of a sequence of the prices of the underlying asset over some predetermined period of time. Inputs to the model include a risk-free rate corresponding to the assumed timing of the conversion date and a volatility input based on the historical volatilities of selected peer group companies. The starting point for the simulation was the most recent trading price in the Company’s Class A common shares, into which the Series D and Series E units are ultimately convertible. The timing of such conversion was based on the provisions of the contribution agreement and the Company’s best estimate of the events that trigger such conversions (see Note 7).

The following table summarizes the fair values of the assets acquired as part of the Management Internalization as of the date of acquisition (in thousands):

Buildings and improvements	$4,214
Identified intangible assets:
Trademark	3,100
Database	2,100
Goodwill	120,655

Fair value of acquired assets	$130,069

The above intangible assets acquired in connection with the Management Internalization have been valued in accordance with ASC 805, Business Combinations, which requires that an intangible asset is recognized apart from goodwill if it arises from contractual or other legal rights or if it is separable. An asset is considered separable if it (a) is capable of being separated from the acquired entity and sold, transferred, licensed, rented or exchanged, or (b) can be conveyed in combination with a related asset or liability. Pursuant to ASC 820, Fair Value Measurements and Disclosures, the inputs used in the valuation of these intangible assets consisted primarily of Level 2 and Level 3 inputs. The goodwill of $120,655,000 arising from the acquisition consists largely of the synergies, economies of scale and cost savings expected from the Management Internalization.

Under the terms of the Management Internalization contribution agreement, net monetary assets, as defined, of the Advisor and Property Manager as of June 10, 2013 are to be settled in cash between the Company and the Sponsor within 45 days of the date of the transaction. Accordingly, estimated net monetary assets of $6,979,000, including estimated cash and cash equivalents of $8,982,000, were recorded in connection with the Management Internalization, with an offsetting liability reflected in amounts payable to affiliates.

Since the date of the Management Internalization, the Company has consolidated the Advisor and the Property Manager and the results of these operations are reflected in the accompanying condensed consolidated financial statements.

Alaska Joint Venture Acquisition

On June 11, 2013, the Company acquired 100% of the membership interests in American Homes 4 Rent I, LLC (the “Alaska Joint Venture”) from APFC and the Sponsor for a purchase price of $904,487,000 (the “Alaska Joint Venture Acquisition”). The purchase price consisted of the issuance of 43,609,394 Class A common shares in the Company to APFC and 12,395,965 Class A units in the Operating Partnership to the Sponsor (see Note 7). As part of the Alaska Joint Venture Acquisition, the Company acquired a portfolio of 4,778 single-family properties, as well as the right to receive all net cash flows produced by the Alaska Joint Venture subsequent to April 30, 2013. Net cash flows produced by the Alaska Joint Venture subsequent to April 30, 2013 and prior to the Company’s ownership on June 11, 2013 were approximately $1,896,000, which have been included in the assets acquired as part of the Alaska Joint Venture Acquisition. The Company completed the Alaska Joint Venture Acquisition for the purpose of acquiring a portfolio of 4,778 single-family properties, which was 75% leased as of the date of acquisition.

The following table summarizes the fair values of the assets acquired as part of the Alaska Joint Venture Acquisition as of the date of acquisition (in thousands):

Land	$156,648
Building and improvements	740,396
Receivable for net cash flows prior to acquisition date	1,896
In-place lease values	5,547

Fair value of acquired assets	$904,487

Pursuant to the Alaska Joint Venture Acquisition contribution agreement, net monetary assets, as defined, of the Alaska Joint Venture as of April 30, 2013 are to be used to fund all remaining initial repair and renovation costs of the 4,778 single-family properties, with any potential shortfalls to be paid for by the Sponsor. At December 31, 2013, any remaining net monetary assets will be distributed to APFC and the Sponsor. Accordingly, estimated net monetary assets of $12,995,000, including estimated cash and cash equivalents of $22,989,000, were recorded in connection with the Alaska Joint Venture Acquisition, with an offsetting liability reflected in amounts payable to affiliates.

Since the date of the Alaska Joint Venture Acquisition, the Company has consolidated the Alaska Joint Venture and the results of its operations are reflected in the accompanying condensed consolidated financial statements.

RJ Joint Ventures Acquisition

On August 10, 2012, the Sponsor formed RJ LLC, as the sole owner and managing member, for the purpose of sponsoring and managing investment vehicle joint ventures with accredited investors identified by Raymond James. On September 20, 2012, RJ LLC formed its first investment vehicle, RJ1, with an initial capital contribution of 177 single-family properties from the Sponsor, prior to selling a 67% Class A ownership interest in RJ1 to third party accredited investors (the “RJ1 Investors”). After the sale to the RJ1 Investors, RJ LLC’s remaining interest in RJ1 consisted of a 33% managing member Class B equity interest and 100% of a promoted interest that is earned after the RJ1 Investors achieve certain preferred returns.

On December 31, 2012, the Company acquired a newly created Class B ownership interest in RJ LLC from the Sponsor in exchange for 653,492 Preferred Units (see Note 7), which entitled the Company to all operating cash distributions and 20% of promoted interest distributions made from RJ1 to RJ LLC (the “RJ1 2012 Transaction”). As the RJ1 2012 Transaction was completed prior to the Management Internalization, it was deemed to be a transaction between “entities under common control” under the provisions of ASC 805, Business Combinations, and accordingly, the Company’s Class B interest in RJ LLC was recorded at the Sponsor’s carryover basis of zero. As a result, the Preferred Units issued to the Sponsor were also recorded with no initial basis.

On March 15, 2013, RJ LLC formed its second investment vehicle, RJ2, with an initial capital contribution of 214 single-family properties from the Sponsor, prior to selling a 67% Class A ownership interest in RJ2 to third party accredited investors (the “RJ2 Investors”). After the sale to the RJ2 Investors, RJ LLC’s remaining interest in RJ2 consisted of a 33% managing member Class B equity interest and 100% of a promoted interest that is earned after the RJ2 Investors achieve certain preferred returns.

On June 14, 2013, the Sponsor contributed its remaining ownership interest in RJ LLC to the Company, 653,492 Preferred Units held by the Sponsor were converted into 653,492 Class A units (the “Preferred Unit Conversion”) and the Company issued 705,167 additional Class A units to the Sponsor (collectively, the “2013 RJ Transaction”). The fair value of the 705,167 Class A units issued has been estimated to be $11,283,000, which has been determined using the most recent trading price in the Company’s Class A common shares, into which the Class A units are convertible into on a one-for-one basis. Additionally, our Operating Partnership made a $7.6 million loan to RJ1, the proceeds of which were used to extinguish the balance of an outstanding loan as of the date of the 2013 RJ Transaction. The Company completed the 2013 RJ Transaction for the purpose of gaining 100% ownership of RJ LLC and therefore control over RJ1 and RJ2. As of the date of the 2013 RJ Transaction, the RJ1 and RJ2 portfolios collectively consisted of 377 single-family properties.

The following table summarizes the fair values of the net assets of RJ LLC, RJ1 and RJ2 that the Company gained control over on June 14, 2013 and the associated 67% noncontrolling interest held by the RJ1 Investors and RJ2 Investors in RJ1 and RJ2, respectively (in thousands):

Land	$10,340
Building and improvements	54,123
In-place lease values	539
Cash and cash equivalents	1,128
Other current assets and liabilities, net	(311)
Note payable	(7,600)
Noncontrolling interest	(39,321)

Fair value of acquired net assets	$18,898

As the Company gained control over RJ LLC after the date of the Management Internalization on June 10, 2013, the carrying value of the Company’s Class B interest in RJ LLC has been remeasured to fair value in accordance with ASC 805, Business Combinations. The following table summarizes the carrying value and fair value of the Company’s Class B interest in RJ LLC as of June 14, 2013 and the resulting gain on remeasurement of approximately $10.9 million, which has been recognized in the accompanying condensed consolidated statements of operations (in thousands):

Fair value of existing Class B interest	$7,615
Carrying value of Class B interest	(3,330)

Gain on remeasurement of equity method investment	$10,945

The fair value of the Company’s existing Class B interest has been determined using an income approach valuation technique based on the assets of RJ1 underlying the Company’s Class B interest in RJ LLC.

Because the Preferred Unit Conversion was not subject to an inducement offer and represented an in-substance redemption of the 653,492 Preferred Units, the $10,456,000 fair value of the 653,492 Class A units in excess of the zero carrying value of the 653,492 Preferred Units has been reflected as a reduction to net income attributable to common shareholders in the accompanying condensed consolidated statements of operations in accordance with ASC 260-10-S99-2, The Effect on the Calculation of Earnings per Shares for the Redemption or Induced Conversion of Preferred Stock. The fair value of the Class A units issued in connection with the 2013 RJ Transaction has been determined using the most recent trading price in the Company’s Class A common shares, into which the Class A units are convertible into on a one-for-one basis.

Since the date of the 2013 RJ Transaction, the Company has consolidated RJ LLC, RJ1 and RJ2 and the related results of operations are reflected in the accompanying condensed consolidated financial statements.

The following table presents the total revenues and net income attributable to the Management Internalization, Alaska Joint Venture Acquisition, and 2013 RJ Transaction that is included in our condensed consolidated statement of operations from the respective transaction dates through June 30, 2013 (in thousands):

	Management Internalization	Alaska Joint Venture Acquisition	2013 RJ Transaction
	Period from June 10, 2013 to June 30, 2013	Period from June 11, 2013 to June 30, 2013	Period from June 14, 2013 to June 30, 2013
Total revenues	$239	$2,871	$278
Net (loss) / income	$(2,112)	$(280)	$4

The following table presents the Company’s supplemental consolidated pro forma total revenues and net income as if the Management Internalization, Alaska Joint Venture Acquisition, and 2013 RJ Transaction had occurred on January 1, 2012 (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Pro forma total revenues (1)	$28,631	$1,853	$42,995	$2,493
Pro forma net loss (1)	$(20,877)	$(4,154)	$(26,293)	$(5,195)

(1)	This unaudited pro forma supplemental information does not purport to be indicative of what the Company’s operating results would have been had the Management Internalization, Alaska Joint Venture Acquisition, and 2013 RJ Transaction occurred on January 1, 2012.

Due to the inherent complexity of the accompanying condensed consolidated financial statements as a result of the transactions completed between entities under common control (see Note 9), management believes that presentation of pro forma net loss attributable to common shareholders and on a per share basis is not meaningful and has therefore only presented pro forma total revenues and net income as if the Management Internalization, Alaska Joint Venture Acquisition, and 2013 RJ Transaction had occurred on January 1, 2012 above.

Sale of southern California properties

On June 27, 2013, the Company sold 38 single-family properties located in southern California for a gross sales price of $8,900,000, before commissions and closing costs, resulting in a gain on sale of $904,000, which has been reflected as gain on disposition of assets in the accompanying condensed consolidated statements of operations.

Note 11. Net loss per share

The following table reflects the computation of net loss per share on a basic and diluted basis for the three and six months ended June 30, 2013 and 2012 (in thousands, except share information):

	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012
Income / loss (numerator):
Net income / (loss) from continuing operations	$137	$(1,566)	$(6,742)	$(1,730)
Income from discontinued operations	986	—	1,008	—
Noncontrolling interest	4,664	—	5,559	—
Conversion of preferred units	10,456	—	10,456	—

Net loss attributable to common shareholders	$(13,997)	$(1,566)	$(21,749)	$(1,730)

Weighted-average shares (denominator):
Class A common shares issued in formation transactions	3,301,000	3,301,000	3,301,000	3,301,000
Class B common shares issued in formation transactions	667	667	667	667
Class A common shares issued in 2012 Offering	35,362,998	—	35,362,998	—
Class A common shares issued in 2013 Offering	46,718,750	—	28,134,496	—
Class B common shares issued in connection with 2,770 Property Contribution	634,408	—	431,117	—
Class A common shares issued to members of board of trustees	6,286	—	3,160	—
Class A common shares issued in settlement of subscription agreement	363,115	—	182,561	—
Class A common shares issued in connection with Alaska Joint Venture Acquisition	9,584,482	—	4,818,718	—

Total weighted-average shares	95,971,706	3,301,667	72,234,717	3,301,667

Net loss per share- basic and diluted:
Loss from continuing operations	$(0.16)	$(0.47)	$(0.31)	$(0.52)
Income from discontinued operations	0.01	—	0.01	—

Net loss per share- basic and diluted	(0.15)	(0.47)	(0.30)	(0.52)

The Company accounted for the issuance of 3,301,000 Class A common shares and 667 Class B common shares associated with the initial contribution by the Sponsor in December 2012, to be a formation transaction and has reflected these shares outstanding as of the earliest period presented.

Total weighted average shares for the three and six months ended June 30, 2013 shown above excludes an aggregate of 35,775,468 and 54,293,266, respectively, of shares or units in our Operating Partnership (see Note 7), the subscription agreement (see Note 7), and stock options (see Note 7) because they were antidilutive and not related to the formation of the Company.

Due to the inherent complexity of the accompanying condensed consolidated financial statements as a result of the transactions completed between entities under common control (see Note 9), management does not consider the historical net loss per share computations to be meaningful.

Note 12. Commitments and contingencies

In connection with the renovation of single-family properties after they are purchased, the Company enters into contracts for the necessary improvements. As of June 30, 2013 and December 31, 2012, the Company had aggregate outstanding commitments of $9,382,000 and $1,694,000, respectively, in connection with these contracts.

As of June 30, 2013 and December 31, 2012, we had commitments to acquire 1,152 and 462 single-family properties, respectively, with an aggregate purchase price of $167,318,000 and $70,082,000, respectively.

We are involved in various legal proceedings that are incidental to our business. We believe these matters will not have a materially adverse effect on our financial position.

Note 13. Noncash transactions

On February 28, 2013, our Sponsor contributed 2,770 single-family properties to the Company with a net carrying cost of $386,500,000 in exchange for 31,085,974 Series C convertible units in our Operating partnership and 634,408 Class B common shares (see Note 9).

On June 10, 2013, we acquired the Advisor and Property Manager from the Sponsor in exchange for 4,375,000 Series D units and 4,375,000 Series E units in the Operating Partnership (see Note 10).

On June 11, 2013, we acquired the Alaska Joint Venture from APFC and the Sponsor in exchange for 43,609,394 Class A common shares in the Company and 12,395,965 Class A units in the Operating Partnership (see Note 10).

On June 14, 2013, the Sponsor contributed its remaining ownership interest in RJ LLC to the Company, 653,492 Preferred Units held by the Sponsor were converted into 653,492 Class A units and the Company issued 705,167 additional Class A units to the Sponsor (see Note 10).

Note 14. Fair Value

Fair value is a market-based measurement, and should be determined based on the assumptions that market participants would use in pricing an asset or liability. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels are defined as follows:

•	Level 1—Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets;

•

Level 2—Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument; and

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The carrying amount of rents and other receivables, restricted cash for resident security deposits, escrow deposits, prepaid expenses, accounts payable and accrued expenses and amounts payable to affiliates approximate fair value because of the short maturity of these amounts.

As the Company’s credit facility bears variable interest at 30 day LIBOR plus 2.75% and was recently entered into on March 7, 2013 (see Note 5), management believes the carrying value of the credit facility as of June 30, 2013 reasonably approximates fair value, which has been estimated by discounting future cash flows at market rates (Level 2).

The Company’s contingently convertible series E units liability (see Note 10) is the only financial instrument recorded at fair value on a recurring basis within our consolidated financial statements and is valued using a Monte Carlo Simulation model. A Monte Carlo simulation is incorporated given that the value of the securities is path dependent, meaning that their value depends on the average of a sequence of the prices of the underlying asset over some predetermined period of time. Inputs to the model include a risk-free rate corresponding to the assumed timing of the conversion date and a volatility input based on the historical volatilities of selected peer group companies. The starting point for the simulation is the most recent trading price in the Company’s Class A common shares, into which the Series E units are ultimately convertible. The timing of such conversion is based on the provisions of the contribution agreement and the Company’s best estimate of the events that trigger such conversions. The following table sets forth the fair value of the contingently convertible series E units liability as of June 30, 2013 (in thousands):

		June 30, 2013
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Contingently convertible Series E units liability	$64,881	$—	$—	$64,881

Changes in inputs or assumptions used in the Monte Carlo simulation used to value the contingently convertible Series E units liability may have a material impact on the resulting valuation. There were no changes in fair value of the Series E units liability between June 10, 2013 (date of issuance) and June 30, 2013.

Note 15. Subsequent events

Subsequent acquisitions

During July 2013, we acquired 1,499 properties with an aggregate purchase price of $208,762,000 compared to 1,872 properties with an aggregate purchase price of $272,091,000 during June 2013. In August 2013, our pace of acquisitions is expected to decline further. The slowing in our pace of acquisitions is the result of our effort to match our capital investments with our capital raising activities. We expect that our level of acquisition activity will fluctuate based on the number of suitable investments and on the level of funds available for investment.

Initial Public Offering and Concurrent Private Placements

On August 6, 2013, the Company raised $705,882,000 before aggregate underwriting discounts and offering costs of $36,952,000 in an IPO. Concurrently with the IPO, the Company raised an additional $75,000,000 in the 2013 Concurrent Private Placements at the IPO price of $16.00 per share and without payment of any underwriting discount or placement fee. On August 21, 2013, the Company raised $105,882,000 before aggregate underwriting discounts of $5,029,000 by issuing an additional 6,617,647 Class A common shares in connection with the IPO underwriters’ exercise in full of their option to purchase additional shares.

Borrowings on Credit Facility

From July 1, 2013 through August 6, 2013, the Company borrowed an additional $170,000,000 under the credit facility (see Note 5). On August 6, 2013, the loan had an outstanding balance of $840,000,000, and was paid down by $716,000,000 from the proceeds of our IPO. Upon the occurrence of this paydown, maximum borrowings under this loan were reduced to $500,000,000. On August 21, 2013 and August 22, 2013, the Company made additional payments on the credit facility totaling $90,000,000 using proceeds of the IPO underwriters’ exercise in full of their option to purchase additional shares. After the additional payments totaling $90,000,000, the credit facility had an outstanding balance of $34,000,000.

Report of Independent Registered Public Accounting Firm

Board of Trustees and Shareholders

American Homes 4 Rent

Malibu, California

We have audited the accompanying consolidated balance sheets of American Homes 4 Rent and its subsidiaries (“the Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2012 and for the period from June 23, 2011 to December 31, 2011. In connection with our audits of the consolidated financial statements, we have also audited the consolidated financial statement schedule listed in the accompanying index to the consolidated financial statements. These consolidated financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the financial statements include the accounts of certain single family properties (the “Properties”) contributed to the Company by American Homes 4 Rent, LLC, a related entity, on December 31, 2012 and February 28, 2013, which were not legal stand—alone entities. The accounts of the Properties reflect the assets, liabilities, income, and expenses directly attributable to the Properties, as well as allocations deemed reasonable by management, to present the financial position, results of operations, and cash flows of the Properties and do not necessarily reflect the financial position, results of operations, and cash flows had the Properties operated as stand-alone entities during the periods presented and, accordingly, may not be indicative of the Company’s future performance.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Homes 4 Rent and its subsidiaries at December 31, 2012 and 2011, and the results of its operations and its cash flows for the year ended December 31, 2012 and for the period from June 23, 2011 to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ BDO USA, LLP

Los Angeles, California

April 12, 2013

American Homes 4 Rent

Consolidated Balance Sheets

(Amounts in thousands, except share information)

	Pro Forma Equity as of December 31, 2012 (Notes 2 and 9) (Unaudited)	December 31, 2012	December 31, 2011
Assets
Single-family properties:
Land		$96,139	$498
Buildings and improvements		411,706	3,018

		507,845	3,516

Less: accumulated depreciation		(2,132)	(21)

Single-family properties, net		505,713	3,495
Investment in real estate entity		—	—
Cash and cash equivalents		397,198	—
Rent and other receivables		6,586	11
Escrow deposits		10,968	—
Prepaid expenses and other assets		993	17

Total assets		$921,458	$3,523

Liabilities
Accounts payable and accrued expenses		$11,282	$49
Amounts payable to affiliates		5,012	—

Total liabilities		16,294	49

Commitments and contingencies
Equity:
Shareholders’ equity:
Class A common shares, $0.01 par value per share, 450,000,000 shares authorized, 38,663,998 shares issued and outstanding at December 31, 2012	$387	387	—
Class B common shares, $0.01 par value per share, 50,000,000 shares authorized, 667 shares issued and outstanding, at December 31, 2012 635,075 shares issued and outstanding pro forma (unaudited)	6	—	—
Additional paid-in capital	549,602	914,565	3,516
Accumulated deficit	(10,278)	(10,278)	(42)

Total shareholders’ equity	539,717	904,674	3,474
Noncontrolling interest	365,447	490	—

Total equity	$905,164	905,164	3,474

Total liabilities and equity		$921,458	$3,523

The accompanying notes are an integral part of these consolidated financial statements.

American Homes 4 Rent

Consolidated Statements of Operations

(Amounts in thousands, except share information)

	Year ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
Revenue:
Rents from single-family properties	$4,540	$65

Total revenue	4,540	65

Expenses:
Property operating expenses:
Leased single-family properties	1,744	27
Vacant single-family properties	1,846	12
General and administrative expense	7,199	47
Noncash share-based compensation expense	70	—
Acquisition fees and costs expensed	869	—
Advisory fees	937	—
Depreciation	2,111	21

Total expenses	14,776	107

Noncontrolling interest	—	—

Net loss attributable to common shareholders	$(10,236)	$(42)

Weighted average shares outstanding—basic and diluted	7,225,512	3,301,667

Net loss per share—basic and diluted	$(1.42)	$(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

American Homes 4 Rent

Consolidated Statements of Equity

(Amounts in thousands, except share information)

	Class A common shares		Class B common shares
	Number of shares	Amount	Number of shares	Amount	Additional paid-in capital	Accumulated deficit	Shareholders’ equity	Noncontrolling interest	Total equity
Balances at June 23, 2011	—	$—	—	$—	$—	$—	$—	$—	$—
2,770 Property contribution	—	—	—	—	3,516	—	3,516	—	3,516
Net loss	—	—	—	—	—	(42)	(42)	—	(42)

Balances at December 31, 2011	—	—	—	—	3,516	(42)	3,474	—	3,474
Issuances of common equity, net of offering costs of $40,928,000	35,363,998	354	—	—	494,485	—	494,839	—	494,839
Contribution of properties and cash by our Sponsor in connection with 2012 Offering	3,300,000	33	667	—	47,123	—	47,156	490	47,646
2,770 Property Contribution	—	—	—	—	369,371	—	369,371	—	369,371
Share-based compensation	—	—	—	—	70	—	70	—	70
Net loss	—	—	—	—	—	(10,236)	(10,236)	—	(10,236)

Balances at December 31, 2012	38,663,998	$387	667	$—	$914,565	$(10,278)	$904,674	$490	$905,164

The accompanying notes are an integral part of these consolidated financial statements.

American Homes 4 Rent

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year ended December 31, 2012	Period from June 23, 2011 to December 31, 2011
Operating activities
Net loss	$(10,236)	$(42)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,111	21
Noncash share-based compensation	70	—
Acquisition costs attributable to contributed properties	455	—
Other changes in operating assets and liabilities:
Rent and other receivables	(82)	—
Prepaid expenses and other assets	(492)	—
Accounts payable and accrued expenses	676	—
Amounts payable to affiliates	949	—

Net cash used in operating activities	(6,549)	(21)

Investing activities
Cash paid for single-family properties	(87,506)	—
Escrow deposits for purchase of single-family properties	(7,393)	—
Improvements to single-family properties	(2,571)	—

Net cash used in investing activities	(97,470)	—

Financing activities
Implied contribution by Sponsor for historical operations	5,888	21
Proceeds from issuance of Class A common shares	494,839	—
Proceeds from issuance of Class B common shares	—	—
Proceeds from issuance of Class A units in Operating Partnership	490	—

Net cash provided by financing activities	501,217	21

Net increase in cash and cash equivalents	397,198	—
Cash and cash equivalents, beginning of year	—	—

Cash and cash equivalents, at end of year	$397,198	$—

Supplemental schedule of noncash investing and financing activities
Receivables related to property acquisitions	$3,312	$—
Accounts payable and accrued expenses related to property acquisitions	$2,306	$—
Amounts payable to affiliates related to property acquisitions	$4,180	$—
Contribution of properties (see Note 9)
Single-family properties, including related assets and liabilities	$408,639	$3,474
Issuance of Class A common shares	$47,156	$—
Additional paid in capital	$361,483	$3,474

The accompanying notes are an integral part of these consolidated financial statements.

AMERICAN HOMES 4 RENT

Notes to Consolidated Financial Statements

Note 1. Organization and operations

American Homes 4 Rent (the “Company,” “we,” “our” and “us”) is a Maryland real estate investment trust (“REIT”) formed on October 19, 2012. We are focused on acquiring, renovating, leasing and operating single-family properties as rental properties. In November and December 2012, the Company raised approximately $530,413,000 before aggregate placement agent fees and offering costs of $40,928,000, including $5,307,000 related to the value of the option issued to American Homes 4 Rent, LLC (the “Sponsor”), in an offering exempt from registration under the Securities Act of 1933 (the “2012 Offering”). As of December 31, 2012, the Company held 3,644 single-family properties in 15 states. In March 2013, the Company raised $747,500,000 before aggregate placement agent fees and offering costs of $44,003,000 in an offering exempt from registration under the Securities Act of 1933 (the “2013 Offering”). The Company is overseen by a board of trustees consisting of eight individuals.

Substantially all of the Company’s operations are conducted through American Homes 4 Rent, L.P. (our “Operating Partnership”). The operations of which are consolidated with those of the Company. The Company is the sole general partner and owned approximately 99.9% of the Class A units in the Operating Partnership as of December 31, 2012. The general partner has the exclusive power to manage and conduct the business of the entity. The Sponsor is the sole limited partner and owns approximately 0.1% of the Class A units in the Operating Partnership (see Note 7) and has no authority to transact business or participate in management activities of the entity. Holders of Class A units in our Operating Partnership have the right to redeem the units for cash or, at the election of the Company, exchange the units for the Company’s Class A common shares on a one-for-one basis.

The Company is advised by American Homes 4 Rent Advisor, LLC (the “Advisor”) and the Company’s single-family properties are managed by American Homes 4 Rent Management Holdings, LLC (the “Property Manager”), both of which are subsidiaries of the Sponsor. During 2012, these related parties received compensation for services provided to the Company, and will continue to receive compensation for providing on-going investment oversight and management of the Company (see Note 8). Under the terms of these and other agreements, the Sponsor and its affiliates provide services that are essential to the Company. As a result of these relationships, the Company is dependent upon the Sponsor and its affiliates. In the event that the Sponsor and its affiliates are unable to provide these services, the Company will be required to find other service providers, the cost for which could be more or less than the amounts currently charged by the Sponsors and its affiliates under these agreements.

In connection with the 2012 Offering, on December 31, 2012 the Sponsor contributed 367 properties to us with an agreed-upon value of $49,444,000 and made a cash investment of $556,000, in exchange for 3,300,000 Class A common shares, 667 Class B common shares, and 32,667 Class A units of the Company’s Operating Partnership (see Note 9). On February 28, 2013, the Sponsor contributed 2,770 properties to us with an agreed-upon value of $491,666,000 (the “2,770 Property Contribution”), in exchange for 31,085,974 Series C convertible units, or Series C units, in our Operating Partnership, and 634,408 of our Class B common shares. The contributions in connection with the 2012 Offering and the 2,770 Property Contribution are transactions between businesses under common control, and as such, the accounts relating to the properties contributed have been recorded by us as if they had been acquired by us on the dates such properties were acquired by our Sponsor. Accordingly, the accompanying consolidated financial statements include the Sponsor’s historical results of operations and carrying values of the properties that had been acquired by the Sponsor. The Sponsor commenced acquiring these properties on June 23, 2011, the date of inception for the accompanying consolidated financial statements, and accordingly, the statements of operations reflect activity prior to the Company’s date of formation. Therefore, the accompanying consolidated financial statements are not indicative of the Company’s past or future results and do not reflect its financial position, results of operations, changes in equity, and cash flows had they been presented as if the Company had been operated independently during the period presented.

Prior to our formation on October 19, 2012, the Sponsor performed certain corporate functions on behalf of the properties acquired in the 2012 Offering and 2,770 Property Contribution. The accompanying consolidated financial statements reflect an allocation of general and administrative expenses incurred by the Sponsor (see Note 2).

Note 2. Significant accounting policies

Accounting principles and consolidation

The accompanying consolidated financial statements include the accounts of all subsidiaries. Intercompany accounts and transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”). We conduct substantially all of our operations through our Operating Partnership. As of December 31, 2012, the Company owned approximately 99.9% of the Class A units in the Operating Partnership, which is consolidated in the accompanying consolidated financial statements, with noncontrolling interest (see Note 7) reflected separately.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates are inherently subjective in nature and actual results could differ from estimates and the differences may be material.

Unaudited pro forma equity

Unaudited pro forma equity as of December 31, 2012 has been presented to reflect the reclassification of $365,447,000 from additional paid-in capital to noncontrolling interest that will occur upon consummation of the 2,770 Property Contribution on February 28, 2013 and the related issuance of 31,085,974 Series C Convertible units in our Operating Partnership (see Notes 7 and 9).

Income taxes

We intend to elect to be taxed as a REIT, as defined in the Internal Revenue Code. As a REIT, we are not subject to U.S. federal income taxes to the extent that we distribute 100% of our taxable income to our shareholders on an annual basis and do not engage in prohibited transactions. We believe we met these REIT requirements in 2012. Accordingly, we have not recorded federal income tax expense related to the REIT’s taxable income.

Our assumption that we met the REIT requirements could be incorrect because the REIT requirements are complex, require ongoing factual determinations, and there could be future unanticipated changes in our circumstances, or existing circumstances that were not identified and may affect our Company’s compliance. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable statutory relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income. In these circumstances, we could also be subject to penalties and interest, and our net income would be materially different from our current estimates.

We incurred a net operating loss for federal and state income tax purposes in 2012, which will expire in 2033. The Company had no unrecognized tax benefits as of December 31, 2012. The Company expects no significant increases or decreases in unrecognized tax benefits due to changes in tax positions within one year of December 31, 2012. We are not required to pay a dividend for the year ended December 31, 2012.

Significant accounting policies

Single-family properties

Transactions in which single-family properties are purchased that are not subject to an existing lease are treated as asset acquisitions, and as such are recorded at their purchase price including acquisition fees. Transactions in which single-family properties are acquired subject to an existing lease are treated as a business combination under Accounting Standards Codification (“ASC”) 805, Business Combinations, and as such are recorded at fair value (approximated by the purchase price), allocated to land, building and the existing lease based upon their relative fair values at the date of acquisition, with acquisition fees and other costs expensed as incurred. The cost of single-family properties is allocated between land and building based upon their relative fair values at the date of acquisition. Fair value is determined based on ASC 820, Fair Value Measurements and Disclosures, primarily based on unobservable data inputs. In making estimates of fair values for purposes of allocating purchase price, the Company utilizes its own market knowledge and published market data. In this regard, the Company also utilizes information obtained from county tax assessment records to assist in the determination of the fair value of the land and building.

Single-family properties contributed by our Sponsor are deemed to be transactions under common control. Accordingly, the assets and liabilities of contributed properties are recorded by the Company at the Sponsor’s net book value (see Note 9).

For single-family properties acquired with in-place leases, the fair value of acquired in-place leases is estimated to be the estimated costs we would have incurred to lease the property under similar terms. Such costs are capitalized and amortized over the remaining life of the lease. Acquired leases are generally short-term in nature (six months to two years). For these single-family properties, acquisition fees are expensed as incurred and are included in acquisition fees and costs expensed in the accompanying consolidated statement of operations.

The nature of our business requires that in certain circumstances we acquire single-family properties subject to existing liens. Liens that we expect to be extinguished in cash are estimated and accrued on the date of acquisition and recorded as a cost of the property.

We incur costs to prepare our properties to be rented, primarily renovation costs. These costs, along with related holding costs during the period of renovation, are capitalized to the cost of the building. Upon completion of the renovation of the single-family properties, all costs of operations, including repairs and maintenance, are expensed as incurred.

Impairment of long lived assets

The Company evaluates its single family properties for impairment periodically or whenever events or circumstances indicate that its carrying amount may not be recoverable. If an impairment indicator exists, we compare the expected future undiscounted cash flows against the carrying amount of an asset. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the asset, we would record an impairment loss for the difference between the estimated fair value and the carrying amount of the asset.

Leasing costs

Direct and incremental costs we incur to lease the properties are capitalized and amortized over the term of the lease, usually one year. Amortization of leasing costs is included in property operating expenses. Pursuant to the property management agreement with our Property Manager, we pay a leasing fee equal to one-half of each lease’s monthly rent (see Note 8).

Depreciation and amortization

Depreciation is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which are generally between 5 and 30 years. The Company considers the value of in-place leases in the allocation of the purchase price and the amortization period reflects the remaining terms of the leases. The remaining terms are usually very short, less than one year. The unamortized portion of in-place leases is included in other assets.

Cash and cash equivalents

We consider all demand deposits, cashier’s checks, money market accounts and certificates of deposits with a maturity of three months to be cash equivalents. We maintain our cash and cash equivalents and escrow deposits at financial institutions. The combined account balances typically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe that this risk is not significant.

Rescinded properties

In certain jurisdictions, our purchases of single-family properties in foreclosure sales are subject to the right of rescission. When we are notified of a rescission, the amount of the purchase price is reclassified as a receivable. As of December 31, 2012, rescission receivables totaled $1,612,000.

Escrow deposits

Escrow deposits include refundable and non-refundable cash earnest money deposits for the purchase of properties of $2,162,000 as of December 31, 2012. In addition, escrow deposits include $8,806,000 in amounts paid for single-family properties in certain states which require a judicial order when the risk and rewards of ownership of the property are transferred and the purchase is finalized.

Revenue and expense recognition

Rental income attributable to residential leases is recognized on a straight-line basis. Leases entered into between tenants and the Company are generally for a one-year term. We estimate losses that may result from the inability of our tenants to make payments required under the terms of the lease based on payment history and current credit status. As of December 31, 2012 and 2011, we had no allowance for such losses.

We accrue for property taxes and homeowner’s association assessments based on amounts billed, and, in some circumstances, estimates and historical trends when bills or assessments are not available. If these estimates are not reasonable, the timing and amount of expenses recorded could impact our consolidated financial statements.

Accrued and other liabilities

Accrued and other liabilities consist primarily of trade payables, property tax accruals, and accrued fees payable to our Advisor and our Property Manager. It also consists of contingent loss accruals, if any. Such losses are accrued when they are probable and estimable. When it is reasonably possible that a significant contingent loss has occurred, we disclose the nature of the potential loss and, if estimable, a range of exposure.

Share-based compensation

The Company has an equity incentive plan for eligible persons, which is accounted for under the provisions of ASC 718, Compensation—Stock Compensation, and ASC 505-50, Equity-Based Payments to Non-Employees. Noncash share-based compensation expense related to stock options issued to trustees is based on the fair value of the options on the grant date and amortized over the service period. Noncash share-based compensation expense related to stock options granted to employees of the Company’s Property Manager and Advisor are considered non-employees and is based on the estimated fair value of the options and are re-measured each period until the earlier of the performance commitment date or the performance completion date (see Note 7). These options are recognized in expense over the service period.

Fair value of financial instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between two willing parties. The carrying amount of rents and other receivables, escrow deposits, prepaid expenses, accounts payable and accrued expenses and amounts payable to affiliates approximate fair value because of the short maturity of these amounts.

Allocated general and administrative expense

Allocated general and administrative expense represents general and administrative expenses incurred by our Sponsor that are either clearly applicable to or have been reasonably allocated to the operations of the properties contributed by our Sponsor in connection with 2012 Offering and the 2,770 Property Contribution. In making these allocations, we have considered the guidance of Staff Accounting Bulletin Topic 1B. We have allocated expenses for each operating division of our Sponsor based on an allocation methodology we believe is reasonable for such operating division. Allocations have been based on the estimated portion of our Sponsor’s overall activity associated with the properties contributed by our Sponsor in connection with the 2012 Offering and the 2,770 Property Contribution. In general, the operating metric utilized in making these allocations was the number of single-family properties. Allocated general and administrative expenses were $6,949,000 and $47,000 for 2012 and the period from June 23, 2011 to December 31, 2011, respectively, and includes salaries, rent, consulting services, travel expenses, temporary services, and accounting and legal services. Management believes that the allocation methodology used to allocate general and administrative expense for 2012 and for the period from June 23, 2011 to December 31, 2011 results in a reasonable estimate for allocated general and administrative expense.

Segment reporting

Under the provision of ASC 280, Segment Reporting, the Company had determined that it has one reportable segment with activities related to acquiring, renovating, leasing and operating single-family homes as rental properties. 100% of the Company’s consolidated revenues are derived from rental income through the leasing of its properties. The Company’s properties are geographically dispersed and management evaluates operating performance at the state level.

Recently issued and adopted accounting standards

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which generally represents clarifications of Topic 820, Fair Value Measurements, but also includes certain instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This ASU results in common principles and requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. GAAP and International Financial Reporting Standards (IFRS). The ASU was effective prospectively for interim and annual periods beginning after December 15, 2011 with earlier application not permitted. The adoption of this guidance did not have a material effect on our consolidated results of operations, financial position or cash flows.

Note 3. Single-family properties

Single-family properties as of December 31, 2012 and 2011 consist of the following (in thousands):

	December 31, 2012	December 31, 2011
Land	$96,139	$498
Buildings and improvements	411,706	3,018

Total	507,845	3,516
Accumulated depreciation	(2,132)	(21)

Single-family properties, net	$505,713	$3,495

Single-family properties, net, as shown above, consist of the following as of December 31, 2012 and 2011 (dollars in thousands):

	December 31, 2012
	Number of properties	Net book value
Single-family properties being renovated	1,857	$261,136
Vacant single-family properties available for lease	623	86,509
Leased single-family properties	1,164	158,068

Total	3,644	$505,713

	December 31, 2011
	Number of properties	Net book value
Single-family properties being renovated	12	$1,204
Vacant single-family properties available for lease	2	248
Leased single-family properties	19	2,043

Total	33	$3,495

Single-family properties at December 31, 2012 include $131,819,000 related to properties for which the recorded deed of trust has not been received. For these properties, the trustee or seller has warranted that all legal rights of ownership have been transferred to us on the date of the sale, but there is a delay for the deeds to be recorded. Single-family properties also include $46,635,000 net book value of 367 single-family properties that were contributed by our Sponsor on December 31, 2012 related to the 2012 Offering and $365,937,000 net book value of 2,661 single-family properties contributed on February 28, 2013 related to the 2,770 Property Contribution (see Note 9). For these homes, the Sponsor has warranted that all legal rights of ownership have been transferred to us on the effective date of the transaction, but there is a delay for the deeds to be recorded. As of December 31, 2012, $44,386,000 of the properties contributed related to the 2012 Offering did not have recorded deeds. Depreciation expense related to single-family properties was $2,111,000 for 2012 and $21,000 for the period from June 23, 2011 to December 31, 2011.

Note 4. Investment in Real Estate Entity

On December 31, 2012, the sole Class B interest in RJ American Homes 4 Rent Investments, LLC (“RJ LLC”) was contributed to us in exchange for 653,492 3.5% convertible perpetual preferred units of the Company’s Operating Partnership, which was at an agreed upon value of approximately $9,802,000. Prior to the exchange, our Sponsor owned 100% of RJ LLC and therefore, the preferred units were issued directly to our Sponsor. Since no consideration was received by RJ LLC from the Sponsor for their Class B interest, the carryover basis for the equity interest issued to the Company was determined to be zero. As a result, the 3.5%

convertible perpetual preferred units of the Operating Partnership issued to the Sponsor also had no initial basis and are considered to be noncontrolling interest in Operating Partnership. Our investment in RJ LLC is recorded on the equity method, as the Operating Partnership has more than minor influence over RJ LLC’s operations, and is reflected in the accompanying consolidated balance sheet as investment in real estate entity.

Our investment in RJ LLC is represented by the ownership of the entity’s sole Class B interest, which has the rights to all distributions of operating cash flow and loan proceeds of RJ American Homes 4 Rent One, LLC (“RJ1”). Our Sponsor is the sole owner of Class A interest of RJ LLC and is the managing member. RJ LLC’s only investment is a 30% equity interest in RJ1. RJ1 owns 177 single-family properties, which had been contributed by the Sponsor in September 2012, the Sponsor’s net book value being approximately $4,391,000 at December 31, 2012. In connection with RJ LLC’s investment in RJ1, the Company is also entitled to 20% of the promoted interest in RJ1 held by the Company’s Sponsor. The promoted interest held by our Sponsor is earned after RJ1’s investors achieve certain preferred returns. This promoted interest in RJ1 is equal to 15% after investors in RJ1 receive a 6% return, 25% after an 8.5% return to investors is achieved, and 35% after an 11.5% return to investors is achieved. As of December 31, 2012, RJ1 had total assets of $25,211,000, total liabilities of $673,000 and total equity of $24,538,000.

Note 5. Lease income

We generally rent our properties under non-cancelable lease agreements with a term of one year. Future minimum rental revenues under leases existing on our properties (including contributed properties) as of December 31, 2012 are as follows (in thousands):

2013	$14,865
2014	767

Total	$15,632

Note 6. Accounts payable and accrued expenses

The following table summarizes accounts payable and accrued expenses as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012	December 31, 2011
Accounts payable	$259	$—
Accrued property taxes	4,760	7
Other accrued liabilities	1,473	38
Accrued construction liabilities	3,059	—
Tenant security deposits	1,731	4

Total	$11,282	$49

Note 7. Shareholders’ equity

Preferred stock authorization

Our Declaration of Trust authorizes the issuance of up to 100,000,000 preferred shares, none of which were issued or outstanding as of December 31, 2012.

Class A common shares

The Company had 38,663,998 Class A common shares outstanding as of December 31, 2012.

The Class A common shares sold in the 2012 Offering (35,360,898 shares) are subject to a registration rights agreement. Under the terms of this agreement, if we have not filed a resale registration statement by

December 10, 2013 (unless extended by our board of trustees for a period not to exceed six months), then our Advisor will be penalized in an amount equal to 50% of its advisory fee. In addition, the agreement provides that if by June 9, 2014 (unless extended by our board of trustees for a period not to exceed six months) either (i) a shelf registration statement for the resale of the Class A common shares has not been declared effective by the Securities and Exchange Commission, or (ii) the Class A common shares have not been listed for trading on a national securities exchange, we will be required to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees, unless the holders of 75% of the outstanding Class A common shares consent to a waiver or deferral of the special meeting.

Class B common shares

Our Sponsor received 667 shares of Class B common shares in our Company in connection with its investment in the 2012 Offering (see Note 8). On a pro forma basis including 634,408 shares issued in the 2,770 Property Contribution (see Note 9), there were 635,075 Class B common shares outstanding. Each Class B common share generally entitles the holder to 50 votes on all matters that the holders of Class A common shares are entitled to vote. The issuance of Class B common shares to our Sponsor allows the Sponsor a voting right associated with its investment in the Company no greater than if it had solely received Class A common shares. Additionally, when the voting interest from Class A common shares and Class B common shares are added together, a shareholder is limited to a 30% total voting interest. Each Class B common share has the same economic interest as a Class A common share.

Units of our Operating Partnership

As general partner of our Operating Partnership, we may cause the Operating Partnership to issue units in one or more classes. As of December 31, 2012, under the terms of the limited partnership agreement, four classes of units have been designated, Class A units, Class B units, LTIP units and 3.5% convertible perpetual preferred units. As of December 31, 2012, only Class A units (38,697,333 units) and 3.5% convertible perpetual preferred units (653,492 units) were outstanding.

The preferred units are non-voting equity interests in the Operating Partnership. When authorized and declared by the general partner, the preferred units are entitled to a preferred annual distribution equal to $0.525 per unit. Distributions accrue on a cumulative basis from the date of original issue and are payable quarterly. The preferred units are entitled to a liquidation preference that ranks above all other equity interests in the Operating Partnership and are payable in cash or property at fair market value (as determined by the general partner) of $15.00 per preferred unit, plus any accrued and unpaid distributions upon any liquidation or dissolution. Beginning on June 30, 2013, the Sponsor has a one-time right to tender all of the preferred units for Class A units of the Operating Partnership on a one-for-one basis. On or after January 2, 2018, the Operating Partnership, in its sole discretion, can elect to redeem the preferred units for cash at $15.00 per unit, plus any accrued and unpaid distributions. As the preferred units were issued on December 31, 2012, there are no associated dividends reflected in the accompanying consolidated financial statements.

2012 Equity Incentive Plan

In 2012, we adopted the 2012 Equity Incentive Plan (the “Plan”) to provide persons with an incentive to contribute to the success of the Company and to operate and manage our business in a manner that will provide for the Company’s long-term growth and profitability. The Plan provides for the grant of a “variety of awards” including stock options, stock appreciation rights, restricted stock, unrestricted shares, dividend equivalent rights and performance-based awards. The plan terminates in November 2022, unless it is earlier terminated by the board of Trustees. The Company has reserved 1,500,000 Class A common shares for issuance under the Plan.

In 2012, we granted stock options for 50,000 shares to Trustees of the Company. These options vest over 4 years and expire 10 years from the date of grant. All of these options were outstanding as of December 31, 2012, and none were exercisable at that time. Noncash share-based compensation expense related to these options is based on their estimated value on the date of grant and are recognized in expense over the service period. Such expense is adjusted to consider estimated forfeitures. Estimated forfeitures are adjusted to reflect actual forfeitures at the end of the vesting period. Noncash share-based compensation expense related to these options during 2012 was $5,000.

During 2012, the Company also granted stock options for 650,000 Class A common shares to certain employees of our Property Manager and our Advisor, all of which were outstanding as of December 31, 2012. None of these options were exercisable as of December 31, 2012. These options vest over 4 years and expire 10 years from the date of grant. Because these options were granted to nonemployees of the Company, noncash share-based compensation expense was recorded based on the estimated fair value of the options and will be re-measured at the end of each period until the performance criteria is met. Such expense is adjusted to consider estimated forfeitures, which are adjusted to reflect actual forfeitures at the end of the vesting period. Noncash share-based compensation expense related to these options during 2012 of $65,000 is reflected in the accompanying consolidated statements of operations.

The following table summarizes stock options outstanding and the related valuation inputs as of December 31, 2012:

	Options issued to Trustees	Options issued to employees of Property Manager and Advisor
Stock options outstanding	50,000	650,000
Weighted average exercise price	$15.00	$15.00
Weighted average fair value at date of grant	$4.24	$4.24
Weighted average remaining life (years)	9.9	9.9
Expected term (years)	7	7
Dividend yield	3%	3%
Volatility	39%	39%
Risk-free interest rate	1.0%	1.0%

During 2012, we granted stock options for an aggregate of 700,000 shares, none of which were forfeited or exercised during the period, and all of which remained outstanding as of December 31, 2012. None of these options were exercisable as of December 31, 2012. These options had a weighted average exercise price of $15.00 per share and a weighted average remaining contractual term of 9.9 years. These options had no intrinsic value as of December 31, 2012.

The Company estimates volatility based on the average volatility based on publicly available information for a pool of comparable real estate companies for a comparable term. Due to the Company’s limited history, the Company utilizes the simplified method of determining the expected term based on the vesting schedules and terms of the stock options. The risk-free interest rate factor utilized is based upon the implied yields currently available on U.S. Treasury zero-coupon issues over the expected term of the stock options. The expected dividend yield was based on a review of expected results of the Company and a survey of dividend yield for other REITs.

Subscription agreement

In connection with the 2012 Offering, we entered into a subscription agreement with the Sponsor under which the Sponsor has the option to purchase 3,333,334 Class A common shares for an aggregate purchase price of $50,000,000 ($15.00 per share), the price per share of our Class A common shares in the 2012 Offering. The option expires on November 21, 2015. The shares issued upon exercise of the option will be subject to certain restrictions as to resale. The value of this option as of the date of issuance (November 21, 2012) has been estimated to be $5,307,000, and has been considered to be a cost of the 2012 Offering. The value was determined using the Black-Scholes valuation model at the date of grant with the following assumptions:

Expected volatility	26.4%
Expected term	1.5 years
Risk-free interest rate	0.2%
Dividend yield	3.0%

Noncontrolling interest

Noncontrolling interest in the Company’s consolidated balance sheet represents the interest held by the Sponsor in the Company’s Operating Partnership (see Notes 1 and 4). As of December 31, 2012, the Sponsor owns approximately 0.1% of the Class A units and 653,492 of 3.5% convertible perpetual preferred units in the Company’s Operating Partnership. On a pro forma basis, noncontrolling interest includes Series C Convertible Units issued in connection with the 2,770 Property Contribution. The rights and privileges of the different types of units in our Operating Partnership are described in Note 7.

Note 8. Related party transactions

Equity ownership

As of December 31, 2012, our Sponsor owned approximately 8.5% of our outstanding Class A common shares, and on a fully-diluted basis (including consideration of 32,668 common units and 653,492 of 3.5% convertible perpetual preferred units it holds in our Operating Partnership and common shares issuable upon exercise of the option pursuant to the subscription agreement) (see Note 7), it held an approximate 17.2% interest.

Agreements with affiliates

We are managed and advised by our Advisor under the terms of an advisory management agreement entered into in 2012. Under the terms of this agreement, our Advisor is responsible for designing and implementing our business strategy and administering our business activities and day-to-day operations, subject to the oversight by our board of trustees. Our Advisor is responsible for conducting acquisition activities and performing all ongoing administrative functions. For performing these services, we pay our Advisor an advisory management fee equal to 1.75% per year of adjusted shareholders’ equity, as defined, calculated and paid quarterly in arrears. During 2012, we incurred to our Advisor aggregate advisory management fees equal to $937,000, and as of December 31, 2012 accrued advisory management fees were $937,000, which have been included in amounts payable to affiliates in the accompanying consolidated balance sheet. In accordance with the Advisor Management Agreement, the Advisor can only be terminated with cause.

Our Property Manager serves as our property manager under the terms of a property management agreement entered into in 2012. Under the terms of this agreement, our Property Manager generally oversees and directs the leasing, management and advertising of the properties in our portfolio, including collecting rents and acting as liaison with the tenants. Under the terms of this agreement, we are entitled to use the “American Homes 4 Rent” name and logo on our properties. We pay our Property Manager a fee equal to 6% of collected rents and a leasing fee equal to one-half of each lease’s monthly rent. In 2012, aggregate property management fees were $12,000, which have been included in property operating expense in the accompanying consolidated statement of operations and a corresponding liability has been included in amounts payable to affiliates in the accompanying consolidated balance sheet. Leasing fees for 2012 were $55,000, which have been included in other assets in the accompanying consolidated balance sheet and are being amortized over the lease term. In accordance with the Property Management Agreement, the Property Manager can only be terminated with cause.

In 2012, we have also entered into an “Agreement for Investment Opportunities” with our Sponsor under which we pay an acquisition fee equal to 5% of all costs and expenses we incur in connection with the initial acquisition, repair and renovation of single-family properties (net of any broker fees received by the Property Manager) for its services in identifying, evaluating, acquiring and overseeing the renovation of the properties we purchase. In 2012, we incurred $4,602,000 in aggregate acquisition fees to our Property Manager under the terms of this agreement, $4,188,000 of which has been capitalized and included in the cost of the single-family properties, and $414,000 has been expensed (see Note 2). As of December 31, 2012, accrued and unpaid acquisition fees were $2,811,000, which has been included in the amounts payable to affiliates in the accompanying consolidated balance sheet. We may terminate this agreement only in the event that our Sponsor breaches it in a material respect.

Insurance

A component of the Company’s property and liability insurance coverage of our single-family properties is provided through a “captive” insurance program organized by affiliates of our Sponsor. We believe that the cost of insurance provided by affiliates of our Sponsor is less than the cost of comparable coverage available from third parties. During, 2012, insurance expense to affiliates of the Sponsor was $241,000. Such insurance expense is included in property operating expenses in the accompanying consolidated statement of operations.

Note 9. Contributions by our Sponsor

Contribution in connection with 2012 Offering

In connection with the 2012 Offering, on December 31, 2012, our Sponsor made an investment in our Company by contributing 367 single-family properties for a cash investment of $556,000 and single-family properties valued at $49,444,000, which approximates the Sponsor’s purchase price plus renovations costs incurred through November 5, 2012, an acquisition fee of 5% (based on the purchase price plus renovations costs through November 5, 2012) and all other out-of-pocket costs anticipated to have been incurred by the Sponsor in connection with the contribution of the properties, including transfer costs, title insurance premiums and legal fees. In connection with this contribution, our Sponsor received 3,300,000 Class A common shares, 667 Class B common shares and 32,667 Class A units (see Note 7). Because the transaction has been deemed to be between “entities under common control” under the provisions of ASC 805, Business Combinations, and as such, the accounts relating to the properties contributed have been reflected retroactively in the accompanying consolidated financial statements based on the results of operations and net book value recorded by our Sponsor of $47,646,000 as of date of the contribution, without consideration of the acquisition fees. Costs to transfer title to the properties of $455,000 to us have been expensed and are included in acquisition fees and costs expensed in the accompanying consolidated statement of operations. The contribution agreement was entered into and effective December 31, 2012 and provides that the Company has conveyed all legal and beneficial right, title and interest in the contributed properties on that date. The agreement also provides that the transfer of title to the properties may be completed after December 31, 2012.

In connection with the Contribution Agreement, the Company is required to reimburse the Sponsor for renovation costs incurred from November 5, 2012 to December 31, 2012. At December 31, 2012, the Company had $1,369,000 accrued in amounts payable to affiliates related to these costs.

2,770 Property Contribution

In February 2013, we entered into an agreement with our Sponsor providing for the contribution of 2,770 single-family properties for total consideration of $491,666,000. Our Sponsor had acquired 33 of these properties in 2011, 2,628 in 2012 and 109 in 2013. The consideration to our Sponsor was 31,085,974 Series C units in our Operating Partnership and 634,408 Class B common shares valued at $15.50 per unit/share, which approximates fair value (see Note 7). Because the transaction is between businesses under common control, the accounts relating to the properties contributed have been recorded by us as if they had been acquired by us on the dates such properties were acquired by our Sponsor. Accordingly, the accompanying consolidated financial statements include the Sponsor’s historical results of operations and the carrying value of 2,694 properties (those properties that had been acquired by our Sponsor prior to January 1, 2013). The net asset value of the properties net of related liabilities contributed as of December 31, 2012 and 2011 was $364,957,000 and $3,474,000, which has been reflected as a credit to additional paid-in capital. The total credit reflected in additional paid in capital in the accompanying consolidated statements of equity was $369,371,000 and $3,516,000 for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, respectively, which includes the carrying value of the aforementioned contributed net assets and the Sponsor’s contribution of the related historical net losses of $7,888,000 and $42,000, respectively. No acquisition fee was paid under the Agreement for Investment Opportunities (see Note 8) in connection with this transaction. The credit to additional paid-in capital also includes allocated general and administrative expense of $6,949,000 and $47,000 for the year ended December 31, 2012 and the period from June 23, 2011 to December 31, 2011, respectively. The estimated net asset value of the 109 properties net of related liabilities acquired in 2013 as of February 28, 2013, the date of contribution, was $12,468,000 which will be reflected by us as a credit to additional paid-in capital in our financial statements as of March 31, 2013. The Series C units are entitled to distributions equal to actual net cash flow of the contributed properties, up to a maximum of $0.6045 per unit (3.9% based on a $15.50 price per unit). Pursuant to the agreement, the Sponsor is responsible for all costs of transfer of the properties and for paying costs associated with the completion of initial renovation of the properties after we acquire them. The cost of such improvements will be capitalized to the single-family properties as the costs are incurred and recorded as non-controlling interest held by our Sponsor. The Sponsor is currently in the process of assigning the right, title and interest in the properties to the Company.

Summary combined financial information of the single-family homes that have been reflected in the accompanying consolidated financial statements is as follows (in thousands):

	As of December 31, 2012	As of December 31, 2011
Single family properties	$365,937	$3,495
Other assets	7,203	28
Other liabilities	(8,183)	(49)

Net assets contributed	$364,957	$3,474

	Year Ended December 31, 2012	June 23, 2011 to December 31, 2011
Rents from single family properties	$4,348	$65
Property operating expenses	(3,287)	(39)
Depreciation	(2,000)	(21)
Allocated general and administrative expenses	(6,949)	(47)

Net loss	$(7,888)	$(42)

The agreement also provides for the assignment to the Company of escrows for 224 single-family properties with an aggregate purchase price of $33,519,000. The Company will reimburse the Sponsor for all security deposits in cash, assume all obligations under the existing escrows, and pay all costs of acquiring such properties, including acquisition fees, transfer taxes and other closing costs. The Sponsor is also required to assign the existing escrows to the Company if they are assignable. If not, the properties are required to be assignable upon closing and transfer title to the Company. It is likely that some of these properties will fall out of escrow for various reasons. The Company is currently in the process on assessing which escrows are assignable.

Concurrently with this transaction, our Advisor agreed to a permanent reduction in the advisory fee (see Note 8) of $9,800,000 per year in connection with the increase in shareholders’ equity.

Holders of the Series C units have a one-time right to convert all such units into Class A units. If on the date of conversion, the contributed properties had not been initially leased for at least 98% of the scheduled rents

(determined on an aggregate basis), then the Series C units with respect to the single-family properties leased for at least 98% of the scheduled rents (determined on an aggregate basis) will convert into Class A units, and the Series C units associated with the remaining single-family properties will convert into a number of Class A units are determined by dividing the original aggregate cost of the properties (including the acquisition fees) by $15.50, with proportionate reduction in Class B common shares. If the Series C units have not been converted by the earlier of the third anniversary of the original issue date, or the date of commencement of a dissolution or liquidation, then the Series C units will automatically convert into Class A units at the specified conversion ratio defined above.

Note 10. Net loss per share

The following table reflects the computation of net loss per share on a basic and diluted basis for 2012 and for the period from June 23, 2011 to December 31, 2011 (in thousands, except share information):

	Year ended December 31, 2012	For the period from June 23, 2011 to December 31, 2011
Income / loss (numerator)
Net loss attributable to common shareholders	$(10,236)	$(42)
Weighted-average shares (denominator):
Class A common shares issued in formation transactions	3,301,000	3,301,000
Class A common shares issued in 2012 Offering	3,923,845	—
Class B common shares issued in formation transactions	667	667

Total weighted-average shares	7,225,512	3,301,667

Net loss per share—basic and diluted	$(1.42)	$(0.01)

The Company accounted for the issuance of 3,301,000 Class A common shares and 667 Class B common shares associated with the initial contribution by the Sponsor in December 2012, to be a formation transaction and has reflected these shares outstanding as of the earliest period presented.

Total weighted average shares shown above excludes an aggregate of 4,719,493 shares or units in our Operating Partnership (see Note 7), the subscription agreement (see Note 7), and stock options (see Note 7) because they were antidilutive and not related to the formation of the Company.

Due to the inherent complexity of the accompanying consolidated financial statements as a result of the transactions completed between entities under common control (see Note 9), management does not consider the historical net loss per share computations as meaningful.

Note 11. Geographic concentrations

We have one reportable segment with activities related to acquiring, renovating, leasing and operating single-family homes as rental properties. As of December 31, 2012, we owned single-family properties in 18 states, with concentration of greater than 10% of net book value in four states as follows (dollars in thousands):

State	Rental Income	% of Total Rental Income	Net Book Value	% of Net Book Value
Texas	$327	7.2%	$52,640	10.4%
Georgia	$506	11.1%	$57,042	11.2%
Arizona	$844	18.6%	$75,446	14.9%
Florida	$969	21.3%	$85,196	16.8%

As of December 31, 2011, we owned single-family properties in two states as follows (dollars in thousands):

State	Rental Income	% of Total Rental Income	Net Book Value	% of Net Book Value
Arizona	$6	9.2%	$1,319	37.7%
Nevada	$59	90.8%	$2,176	62.3%

The concentration of properties may make us vulnerable to risk of loss greater than we would have had if we had broader diversification.

Note 12. Commitments and contingencies

In connection with the renovation of single-family properties after they are purchased, the Company enters into contracts for the necessary improvements. As of December 31, 2012, the Company had aggregate outstanding commitments of $1,694,000 in connection with these contracts.

Through December 31, 2012, approximately 57% of our single-family properties have been purchased at trustee’s sales. Properties purchased at foreclosure’s sales have the risk of unknown liens that cannot be estimated. We perform title work and other research to provide a basis for accruing for unpaid liens. Additionally, most liens are identified and cleared in a few months following acquisition. However, there remains a risk for contingent liabilities for unknown liens on recently acquired properties.

As of December 31, 2012, we had commitments to acquire 462 single-family properties with an aggregate purchase price of $70,082,000. Escrow deposits of $2,162,000 on the accompanying consolidated balance sheet relate to these properties. Under the 2,770 Property Contribution, the Sponsor agreed to assign escrows of 224 single-family properties with an aggregate purchase price of $33,519,000, which the Company has agreed to reimburse the Sponsor for certain acquisition related costs (see Note 9). It is likely that some of these properties will fall out of escrow for various reasons and will not be acquired.

We are involved in various legal proceedings that are incidental to our business. We believe these matters will not have a materially adverse effect on our financial position.

Note 13. Noncash transactions

In connection with the 2012 Offering, our Sponsor made an investment in our Company by contributing 367 single-family properties with a net carrying cost of $46,635,000, plus transfer costs of $455,000 that were expensed as acquisition costs, and by making a cash investment of $556,000 (see Note 9).

Additionally, in connection with the 2012 Offering we entered into a subscription agreement with our Advisor under which our Advisor has the option to purchase 3,333,334 Class A common shares for an aggregate purchase price of $50,000,000 (See Note 7).

On December 31, 2012, the sole Class B interest in RJ LLC was contributed to us by our Sponsor. The investment was made through the issuance of 653,492 3.5% convertible preferred units (see Note 4).

As of December 31, 2012, the Company had receivables of $3,312,000, accounts payable and accrued expenses of $2,306,000 and amounts payable to affiliates of $4,180,000 related to property acquisitions.

On February 28, 2013, our Sponsor contributed 2,770 properties to us in exchange for 31,085,974 Series C convertible units in our Operating partnership and 634,408 Class B common shares (see Note 9). As of December 31, 2012, the single-family properties purchased prior to January 1, 2013 had a net asset value net of related liabilities of $364,957,000.

Note 14. Subsequent events

Subsequent acquisitions

From January 1, 2013 through April 5, 2013, we acquired 4,055 single-family properties (excluding 109 properties from the 2,770 Property Contribution) with an aggregate purchase price of $631,599,000.

Distribution of loan proceeds from RJ1

In January 2013, RJ1 obtained an $11 million loan from an affiliate of the Sponsor. The loan to RJ1 bears interest at a variable rate of LIBOR plus 1.5%, adjusted and payable monthly, and is due in January 2014. Our Operating Partnership has guaranteed $3,597,000 of this loan. The proceeds of the loan were distributed to investors, resulting in a $3,431,000 distribution to us related to our interest in the entity (see Note 4).

Bridge loan

In February 2013, we entered into a $250 million bridge loan with a leading national financial institution. The bridge loan has a 90 day term, bears interest at a variable rate of LIBOR plus 1.5%, and provides for a $250,000 loan origination fee. The bridge loan is guaranteed by an affiliate of the Sponsor, which was not compensated for providing the guarantee. We borrowed $115,000,000 under this bridge loan through March 14, 2013, when it was paid off with proceeds from the 2013 Offering.

Credit facility

On March 7, 2013, we entered into a $500 million senior secured revolving credit facility with a leading national financial institution. The amount that may be borrowed under the credit facility will generally be based on the lower of 50% of the value of our qualifying leased and unleased properties and certain other measures based in part on the net income generated by our qualifying leased and un-leased properties, which is referred to as the “Borrowing Base.” In addition, the credit facility has an accordion feature that allows us to increase the total amount of the credit facility from $500 million up to $1 billion, subject to obtaining lender commitments, paying certain related fees and costs, and satisfying customary closing conditions. Due to limitations on mortgaging and pledging properties contributed in the 2,770 Property Contribution, we are not permitted to include those properties in our Borrowing Base without the approval of the Sponsor. These limitations will end upon the conversion of the Series C units into Class A units, which may occur at any time, at the option of the holders of the Series C units, but not later than the earlier of (i) the third anniversary of the original issuance of the Series C units or (ii) the date of commencement of the dissolution, liquidation or winding up of our operating partnership (at which time we would not be able to borrow under the credit facility), at which time the Series C units will automatically convert into Class A units.

The credit facility requires that we maintain financial covenants relating to the following matters: (i) cash and cash equivalents in an aggregate amount of at least $7.5 million; (ii) a maximum leverage ratio of 1.5 to 1.0; and (iii) tangible net worth being not less than $500 million.

Borrowings under the credit facility are available for a period of two years following the closing of the credit facility, which period may be extended for an additional year, subject to the satisfaction of certain financial covenant tests. The credit facility will mature one year after the expiration of such period. The credit facility bears interest at 30 day LIBOR plus 2.75%. In addition, the Company is required to pay an initial structuring fee of $5,000,000. The credit facility also provides for the payment of an unused commitment fee, payable monthly, initially based on an annual rate of 0.40% of the average unused facility amount.

2013 Offering

In March 2013, the Company raised $747,500,000 (before aggregate placement agent fees and offering costs of $44,003,000) in an offering exempt from registration under the Securities Act of 1933. A portion of the proceeds were used to pay off the bridge loan.

In the 2013 Offering, we issued 46,718,750 Class A common shares at a price of $16.00 per common share which are subject to a registration rights agreement. Under the terms of this agreement, if we have not filed a registration statement by November 21, 2013 (unless extended by our board of trustees for a period not to exceed six months), then our Advisor will be penalized in an amount equal to 50% of the advisory fee. In addition, the agreement provides that if by May 21, 2014 (unless extended by our board of trustees for a period not to exceed six months) either (i) a shelf registration statement for the resale of the Class A common shares has not been declared effective by the Securities and Exchange Commission, or (ii) our Class A common shares have not been listed for trading on a national securities exchange, we will be required to hold a special meeting of our shareholders for the purpose of considering and voting on the removal of our trustees, unless the holders of 75% of the outstanding Class A common shares consent to a waiver or deferral of the special meeting.

Issuance of shares to trustees

In April 2013, we awarded 6,500 Class A common shares with an aggregate value under the Plan of $112,000 to members of a special committee of our board of trustees, which is comprised of our independent trustees.

AMERICAN HOMES 4 RENT

SCHEDULE III-REAL ESTATE AND ACCUMULATED DEPRECIATION AS OF DECEMBER 31, 2012

(dollar amounts in thousands)

		Initial Cost to Company		Cost Capitalized Subsequent to Acquisition		Total Costs as of December 31, 2012
State	Number of Single- Family Homes	Land	Depreciable Property	Land	Depreciable Property	Land	Depreciable Property	Total	Accumulated Depreciation(1)	Date of Acquisition
AZ	596	$10,468	$60,623	$—	$4,704	$10,468	$65,327	$75,795	$(436)	2011/2012
CA	108	5,577	15,141	—	703	5,577	15,844	21,421	(19)	2012
CO	25	894	3,539	—	238	894	3,777	4,671	(22)	2012
FL	568	15,367	65,594	—	4,506	15,367	70,100	85,467	(440)	2012
GA	423	11,710	39,798	—	5,696	11,710	45,494	57,204	(272)	2012
IL	317	6,452	32,439	—	824	6,452	33,263	39,715	(39)	2012
IN	122	2,636	10,122	—	799	2,636	10,921	13,557	(64)	2012
NC	155	4,315	16,199	—	730	4,315	16,929	21,244	(64)	2012
NV	203	4,708	23,015	—	2,608	4,708	25,623	30,331	(455)	2011/2012
OH	302	7,729	29,139	—	1,039	7,729	30,178	37,907	(60)	2012
SC	18	618	2,277	—	—	618	2,277	2,895	—	2012
TN	220	7,873	31,343	—	609	7,873	31,952	39,825	(156)	2012
TX	455	10,570	40,282	—	1,864	10,570	42,146	52,716	(103)	2012
UT	104	5,830	13,612	—	293	5,830	13,905	19,735	(2)	2012
WA	28	1,392	3,943	—	27	1,392	3,970	5,362	(0)	2012

Total	3,644	$96,139	$387,066	$—	$24,640	$96,139	$411,706	$507,845	$(2,132)

(1)	Except for amounts attributed to land, real estate related assets are depreciated over their estimated useful lives of 5 to 30 years using the straight-line method.

A summary of activity for single-family properties and accumulated depreciation is as follows:

	Single-Family Properties December 31,
	2012	2011
Balance at beginning of period	$3,516	$—
Acquisitions	479,736	3,469
Improvements	24,593	47

Balance at end of period	$507,845	$3,516

	Accumulated Depreciation December 31,
	2012	2011
Balance at beginning of period	$21	$—
Depreciation expense on properties	2,111	21

Balance at end of period	$2,132	$21

Independent Auditor’s Report

To the Manager and Member of

American Homes 4 Rent Advisor, LLC and

American Homes 4 Rent Management Holdings, LLC

Malibu, California

We have audited the accompanying combined financial statements of American Homes 4 Rent Advisor, LLC and American Homes 4 Rent Management Holdings, LLC which comprise the combined balance sheets as of December 31, 2012 and the related combined statements of operations, changes in member’s equity, and cash flows for the period from March 23, 2012 through December 31, 2012 and related notes to the combined financial statements.

Management’s Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of American Homes 4 Rent Advisor, LLC and American Homes 4 Rent Holdings, LLC as of December 31, 2012, and the results of their operations and their cash flows for the period from March 23, 2012 through December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Los Angeles, California

May 28, 2013

American Homes 4 Rent Advisor, LLC and

American Homes 4 Rent Management Holdings, LLC

Combined Balance Sheets

	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS

Cash	$3,657,000	$163,000
Receivables from affiliates	2,835,000	1,088,000
Furniture, fixtures, equipment and software, net	853,000	799,000
Prepaid expenses and other assets	1,577,000	154,000

Total assets	$8,922,000	$2,204,000

LIABILITIES AND MEMBERS’ EQUITY

Accounts payable and accrued expenses	$1,381,000	$2,335,000
Payables to affiliates	2,214,000	1,503,000

Total liabilities	3,595,000	3,838,000
Members’ equity	5,327,000	(1,634,000)

Total liabilities and members’ equity	$8,922,000	$2,204,000

The accompanying notes are an integral part of these financial statements.

American Homes 4 Rent Advisor, LLC and

American Homes 4 Rent Management Holdings, LLC

Combined Statements of Operations

	Three Months Ended March 31, 2013	Period from March 23, 2012 to December 31, 2012
	(unaudited)
Revenues:

Advisory fee income	$2,742,000	$937,000
Property management fee income	1,094,000	1,122,000
Leasing fee income	173,000	29,000
Other income	120,000	88,000

	4,129,000	2,176,000

Expenses:

Cost of operations	4,102,000	4,279,000
Depreciation and amortization	65,000	33,000

	4,167,000	4,312,000

Net loss	$(38,000)	$(2,136,000)

The accompanying notes are an integral part of these financial statements.

American Homes 4 Rent Advisor, LLC and

American Homes 4 Rent Management Holdings, LLC

Combined Statements of Members’ Equity

	Capital Contributions	Accumulated Deficit	Total
Members’ equity, March 23, 2012	$—	$—	$—
Capital contributions from Member	1,102,000	—	1,102,000
Distribution to Member	(600,000)		(600,000)
Net loss	—	(2,136,000)	(2,136,000)

Members’ equity, December 31, 2012	$502,000	$(2,136,000)	$(1,634,000)
Capital contributions from Member	6,999,000	—	6,999,000
Net loss	—	(38,000)	(38,000)

Members’ equity, March 31, 2013	$7,501,000	$(2,174,000)	$5,327,000

The accompanying notes are an integral part of these financial statements.

American Homes 4 Rent Advisor, LLC and

American Homes 4 Rent Management Holdings, LLC

Combined Statements of Cash Flows

	Three Months Ended March 31, 2013	Period from March 23, 2012 to December 31, 2012
	(unaudited)
Operating activities:
Net loss	$(38,000)	$(2,136,000)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	230,000	55,000
Other changes in operating assets and liabilities:
Receivables from affiliates	(1,747,000)	(1,088,000)
Prepaid expenses and other assets	(1,588,000)	(176,000)
Accounts payable and accrued expenses	(954,000)	2,335,000
Amounts payable to affiliates	711,000	1,503,000

Cash (used in) provided by operating activities	(3,386,000)	493,000

Investing activities:
Additions to furniture, fixtures, equipment and software	(119,000)	(832,000)

Cash used in investing activities	(119,000)	(832,000)

Financing activities:
Proceeds from capital contributions from Member	6,999,000	1,102,000
Distributions to Member	—	(600,000)

Cash provided by financing activities	6,999,000	502,000

Net increase in cash	3,494,000	163,000
Cash, beginning of period	163,000	—

Cash, end of period	$3,657,000	$163,000

The accompanying notes are an integral part of these financial statements.

American Homes 4 Rent Advisor, LLC and

American Homes 4 Rent Management Holdings, LLC

Notes to Combined Financial Statements

1. Basis of presentation and operations

The accompanying combined financial statements present the combined historical financial position and results of operations for American Homes 4 Rent Advisor, LLC (the “Advisor”) and American Homes 4 Rent Management Holdings, LLC (together with its subsidiaries, the “Property Manager”) for the period from March 23, 2012 (commencement of operations) to December 31, 2012 and for the three months ended March 31, 2013 (unaudited). Both entities are wholly-owned subsidiaries of American Homes 4 Rent, LLC (“AH LLC”). The Advisor commenced operations on November 21, 2012. Prior to the formation of the Property Manager, the operations of the Property Manager were conducted by American Homes 4 Rent Management, LLC, a related party predecessor entity, which commenced operations on March 23, 2012. In July 2012, American Homes 4 Rent Management, LLC became a wholly owned subsidiary of the Property Manager. As such, the operations of the Property Manager include the combined operations of these entities since March 23, 2012. During the periods presented in the accompanying combined financial statements, the Advisor has performed advisory services to American Homes 4 Rent, a Maryland real estate investment trust (the “REIT”) (see Note 3) and the Property Manager has performed property management services for the REIT, AH LLC and certain affiliates of AH LLC (see Note 4). The results of operations of the Property Manager for the period from March 23, 2012 to March 31, 2012 are de minimis. As such the operations has not been reflected in the accompanying combined financial statements separately.

In May 2013, the REIT entered into an agreement with AH LLC that provides for the contribution of its member interests in the Advisor and the Property Manager in exchange for 4,375,000 Series D convertible units and 4,375,000 Series E convertible units in the REIT’s operating partnership. Completion of this transaction is subject to a number of conditions including obtaining the consent of the holders of a majority of the REIT’s shares. Management believes that consummation of this transaction is probable.

Since commencement of operations, the combined operations of the Advisor and the Property Manager have incurred net losses. AH LLC has funded these losses, the cumulative amount of which has been included in capital contributions in the accompanying combined balance sheets. AH LLC has committed to continue to fund the combined losses of the Advisor and the Property Manager while they are its subsidiaries. Upon consummation of the transaction with the REIT as described above, the REIT has committed to fund the operations of the Advisor and the Property Manager as needed, for a minimum of 13 months from the date the Companies are acquired by the REIT.

2. Significant accounting policies

Accounting principles and consolidation

The accompanying combined financial statements include the accounts of the Advisor and the Property Manager. Intercompany transactions have been eliminated. The accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”).

Revenue recognition

Advisory fee income and property management fee income is recognized over time as earned based upon the terms of the advisory management agreement and property management agreement. Leasing fee income is deferred and amortized over the term of the lease, usually one year.

Leasing Costs

Direct and incremental costs we incur with our third party property managers are capitalized and amortized over the term of the lease, usually one year. Amortization expense for the three months ended March 31, 2013 and for the period from March 23, 2012 to December 31, 2012 was $165,000 and $22,000, respectively.

Cash

We maintain our liquid cash at financial institutions. The combined account balances typically exceed the Federal Depository Insurance Corporation (“FDIC”) insurance coverage, and, as a result, there is a concentration of credit risk related to amounts on deposit. We believe that this risk is not significant.

Furniture, fixtures, equipment and software

Furniture, fixtures, equipment and software are capitalized and depreciated (or amortized) over their related useful lives on a straight-line basis. Estimated useful lives are 5 years for furniture fixtures and equipment and 3 years for software and computing systems. Depreciation and amortization expense for the three months ended March 31, 2013 and for the period from March 23, 2012 to December 31, 2012 was $65,000 and $33,000, respectively.

In the event that facts and circumstances indicate that the cost of an asset may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the carrying amount to determine if a write-down to market value is required.

Income taxes

Under current federal and state laws, limited liability companies are generally not subject to income taxes. The Manager and Property Manager have determined that application of ASC 740-10, Accounting for Income Taxes, did not result in the recognition of any liability and that there are no unrecognized tax benefits that would, if recognized, affect the effective tax rate. Therefore, no provision has been made for such taxes in the accompanying combined financial statements. For income tax purposes, profit or loss is includable in tax returns of the individual members.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reportable amounts and disclosures in the financial statements. These estimates are inherently subjective in nature and actual results could differ from estimates and the differences may be material.

Litigation

The Manager and Property Manager may be a party to lawsuits routinely arising in the normal course of business. Management does not believe that the outcome of such litigation, individually or in the aggregate, will have a material adverse effect on the combined financial position, results of operations, or cash flows of the Manager and Property Manager.

3. Advisory management income

The Manager has been engaged in managing the REIT pursuant to an advisory management agreement entered into on November 21, 2012. Pursuant to the advisory management agreement, the Manager is responsible for designing and implementing the REIT’s business activities and day-to-day operations, subject to the oversight by the REIT’s board of trustees. Pursuant to the advisory management agreement, the Advisor has been paid an advisory management fee equal to 1.75% per year of adjusted shareholders’ equity of the REIT, as defined, calculated and paid quarterly in arrears. In connection with a contribution of 2,770 properties to the REIT by AH LLC, the Advisor agreed to a permanent reduction in the advisory management fee equal to $9,800,000 per year, commencing February 28, 2013. In accordance with the advisory management agreement, the Advisor may only be terminated with cause. At March 31, 2013 and December 31, 2012, amounts due from the REIT pursuant to this agreement of $2,755,000 and $937,000 are reflected in receivables from affiliates.

4. Property management income

The Property Manager has been engaged in managing single-family properties since March 23, 2012 pursuant to the terms of various property management agreements with the REIT, AH LLC and its affiliates. Pursuant to the terms of this agreement, the Property Manager directs the leasing, management and advertising of single-family properties owned by these entities, including collecting rents and acting as a liaison with the tenants. Under the terms of the property management agreements, the entities are entitled to use the “American Homes 4 Rent” name and logo on their properties.

Pursuant to a property management agreement with AH LLC, the Property Manager is paid a property management fee equal to 8% of collected rents with no separate leasing fee. Pursuant to the property management agreement with the REIT, the Property Manager is paid a property management fee equal to 6% of the collected rents and a leasing fee equal to one-half of each lease’s monthly rent. Pursuant to a property management agreement with American Homes 4 Rent I, LLC (“Alaska”, an affiliate of AH LLC), the Property Manager is paid a property management fee equal to 8% of collected rents and a leasing fee equal to $300 per executed lease. Pursuant to property management agreements with RJ American Homes 4 Rent One, LLC and RJ American Homes 4 Rent Two, LLC (collectively “RJ”, affiliates of AH LLC), the Property Manager is paid a property management fee equal to 5% of collected rents and a leasing fee equal to $300 per executed lease. These agreements with the Property Manager may only be terminated with cause. At March 31, 2013 and December 31, 2012, amounts receivable from affiliates in connection with these property management agreements were $80,000 and $151,000, respectively.

Following is a summary of property management fee income and leasing fee income for the three months ended March 31, 2013 and the period from March 23, 2012 to December 31, 2012 (in thousands):

Property Management Fee Income	Three Months Ended March 31, 2013	Period from March 23, 2012 to December 31, 2012
	(unaudited)
AH LLC	$324	$745
REIT	203	12
Alaska	524	325
RJ	43	40

	$1,094	$1,122

Leasing Fee Income	Three Months Ended March 31, 2013	Period from March 23, 2012 to December 31, 2012
	(unaudited)
AH LLC	$—	$—
REIT	54	1
Alaska	119	28
RJ	—	—

	$173	$29

5. Cost of operations

Cost of operations consists of the following (in thousands):

Cost of Operations	Three Months Ended March 31, 2013	Period from March 23, 2012 to December 31, 2012
	(unaudited)
Payroll and benefits	$2,405	$2,181
Rent and occupancy	399	467
Third party management/leasing fees	730	667
Travel	133	189
Other	435	775

	$4,102	$4,279

6. Furniture, fixtures, equipment and software, net

Furniture, fixtures, equipment and software consists of the following (in thousands):

Furniture, fixtures, equipment and software	March 31, 2013	December 31, 2012
	(unaudited)
Furniture & fixtures	$301	$189
Computer equipment	107	110
Software	543	533

	951	832
Accumulated depreciation and amortization	(98)	(33)

Furniture, fixtures, equipment and software, net	$853	$799

7. Lease commitments

In connection with their operations, the Advisor and the Property Manager enter into non-cancellable operating leases for office space, which expire at various dates through March 1, 2016. Future minimum lease commitments under these leases as of December 31, 2012 are as follows (in thousands):

Year	Amount
2013	$158
2014	108
2015	92
2016	15

$373

8. Related Party Transactions

Pursuant to a services agreement with Malibu Management, Inc. (“MMI”), an affiliate, the Advisor and the Property Manager receive exclusive services of all management and other personnel dedicated their businesses. The Manager and the Property Manager reimburse MMI for all compensation, benefits and other costs associated with such services on a pass-through basis. During the three months ended March 31, 2013 and the period from March 23, 2012 to December 31, 2012, total services incurred under the agreement were $2,405,000 and $2,181,000, respectively.

AH LLC has provided the Advisor and Property Manager operating capital since its inception.

At March 31, 2013 and December 31, 2012, the payable to MMI and AH LLC was $2,214,000 and $1,503,000, respectively.

9. Subsequent Events

In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through May 28, 2013, the date at which the financial statements were available for issuance.

Independent Auditor’s Report

Board of Trustees and Shareholders

American Homes 4 Rent

Malibu, California

We have audited the accompanying statement of revenues and certain expenses of Alaska Portfolio (the “Properties”) for the period from August 11, 2011 through December 31, 2011 and for the year ended December 31, 2012 and related notes (the “financial statements”).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the revenues and certain expenses described in Note 1 of the Alaska Portfolio for the period from August 11, 2011 through December 31, 2011 and for the year ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

We draw attention to Note 1 to the financial statement, which describes that the accompanying financial statement was prepared for the purpose of complying with the rules and regulations of Securities and Exchange Commission and is not intended to be a complete presentation of the Properties’ revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ BDO USA, LLP

Los Angeles, California

June 4, 2013

Alaska Portfolio

Statements of Revenues and Certain Operating Expenses

	Three months ended March 31, 2013 (Unaudited)	Year ended December 31, 2012	Period from August 11, 2011 to December 31, 2011
Revenues:
Rents from single-family properties	$6,390,000	$6,401,000	$76,000

Total revenues	6,390,000	6,401,000	76,000

Certain operating expenses:
Property operating expenses	3,923,000	4,263,000	50,000
Acquisition fees and costs expensed	129,000	1,171,000	—
General and administrative expenses	59,000	127,000	11,000

Total certain operating expenses	4,111,000	5,561,000	61,000

Revenues in excess of certain operating expenses	$2,279,000	$840,000	$15,000

The accompanying notes are an integral part of these statements of revenues and certain operating expenses.

Alaska Portfolio

Notes to the Statements of Revenues and Certain Operating Expenses

Note 1. Background

American Homes 4 Rent (the “Company”) has a non-binding agreement in principle with Alaska Permanent Fund Corporation, acting on behalf of funds which the Alaska Permanent Fund Corporation is designated by Alaska Statutes 37.13 to manage and invest, and American Homes 4 Rent, LLC (the “Sponsor”) to acquire a portfolio of 4,778 single-family properties (the “Alaska Portfolio”). The accompanying statements reflect revenue and certain operating expenses of 4,767, 4,292 and 173 single-family properties owned at March 31, 2013, December 31, 2012 and December 31, 2011, of which 2,056, 1,031, and 41 were leased as of those dates, and the remainder were either under renovation or available for lease as of such dates. The revenues and certain operating expenses are not representative of the properties, as if they were operating during the entire periods, as the Alaska Portfolio was actively acquiring properties throughout each of the periods presented.

The accompanying statements include the revenues and certain operating expenses of single-family property rental operations of the Alaska Portfolio. The Alaska Portfolio includes 547 single-family properties that were contributed by the Sponsor, which is a related party to the Company. Accordingly, revenues and certain operating expenses related to these contributed properties have been presented since August 11, 2011, the date the Sponsor commenced acquiring these properties.

The accompanying statements of revenues and certain operating expenses have been prepared on the accrual basis of accounting for the purpose of complying with rule 3-14 of Regulation S-X of the U.S. Securities and Exchange Commission. Accordingly, the statements of revenues and certain operating expenses exclude items that may not be comparable to the proposed future operations of the properties, such as depreciation, amortization, entity expenses, and other costs not directly related to future operations. The accompanying statement of revenues and certain operating expenses for the three months ended March 31, 2013 is unaudited. In the opinion of management, all normal and recurring adjustments necessary to present fairly the revenues and certain operating expenses of the Alaska Portfolio for the unaudited period have been made. The results for the three months ended March 31, 2013 should not be construed as indicative of the results to be expected for the full year.

Note 2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. These estimates are inherently subjective in nature and actual results could differ from estimates and the differences may be material.

Revenue and Expense Recognition

Rental income attributable to residential leases, which are generally for a one-year term, is recognized on a straight-line basis.

Costs incurred to prepare properties to be rented (primarily renovation costs), along with related holding costs during the period of renovation, are capitalized to the cost of the building. Upon completion of the renovation of the single-family properties, all costs of operations, including repairs and maintenance, are expensed as incurred.

Property taxes and homeowner’s association assessments are accrued based on amounts billed. In some circumstances, estimates and historical trends are used when bills or assessments are not available.

Alaska Portfolio

Notes to the Statements of Revenues and Certain Operating Expenses

Note 3. Related party transactions

The Alaska Portfolio’s single-family properties are managed by American Homes 4 Rent Management Holdings, LLC (the “Property Manager”), which is a subsidiary of the Sponsor. Under the terms of the property management agreement, the Property Manager is paid a fee equal to 8% of collected rents in compensation for overseeing and directing the management and advertising of the Alaska Portfolio’s properties, including collecting rents and acting as liaison with the tenants. In addition, the Property Manager is paid a leasing fee equal to $300 for each executed lease. Property management fees paid to the Property Manager were $524,000, $502,000, and $0 for the three months ended March 31, 2013, the year ended December 31, 2012 and the period from August 11, 2011 to December 31, 2011, respectively. For the same periods, leasing fees paid to the Property Manager were $119,000, $28,000, and $0, respectively. Both fees are included in property operating expenses in the accompanying statements of revenues and certain operating expenses.

In connection with the acquisition of single-family properties comprising the Alaska Portfolio (except properties contributed by the Sponsor), an acquisition fee equal to 5% of all costs and expenses incurred in connection with the initial acquisition, repair and renovation of single-family properties (net of any broker fees received by the Property Manager) for the Sponsor’s services in identifying, evaluating, acquiring and overseeing the renovation of the Alaska Portfolio’s properties was paid, which amounted to approximately $27,235,000, $24,957,000, and $0 for the three month period ended March 31, 2013, the year ended December 31, 2012 and for the period from August 11, 2011 to December 31, 2011, respectively. Acquisition fees for single-family properties acquired with in-place leases are expensed as incurred and are included in acquisition fees and costs expensed in the accompanying statements of revenues and certain operating expenses. The acquisition fees expensed for the three month period ended March 31, 2013, the year ended December 31, 2012 and for the period from August 11, 2011 to December 31, 2011 were approximately $129,000, $790,000, and $0, respectively.

A component of property and liability insurance coverage for the Alaska Portfolio is provided through a “captive” insurance program organized by affiliates of the Sponsor. Insurance expense to affiliates of the Sponsor was $226,000, $275,000 and $4,000 for the three months ended March 31, 2013, the year ended December 31, 2012 and the period from August 11, 2011 to December 31, 2011, respectively, and is included in property operating expenses in the accompanying statements of revenues and certain operating expenses. The cost of insurance provided by the Sponsor is less than the cost of comparable coverage available from third parties.

Note 4. Subsequent Events

In accordance with ASC 855, Subsequent Events, management has evaluated subsequent events through June 4, 2013, the date at which these statements of revenues and certain operating expenses were available for issuance.

Indianapolis, IN

Las Vegas, NV

Raleigh, NC

San Antonio, TX

Salt Lake City, UT

Tampa, FL

AMERICAN Homes 4 Rent

4,400,000 Shares

5.000% Series A Participating Preferred Shares

PROSPECTUS

Raymond James

Jefferies

October 18, 2013

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and distribution of the securities being registered hereunder. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the NYSE listing fee.

SEC registration fee	$17,053	(1)
FINRA filing fee	$19,475
NYSE listing fee	$14,720
Printing and engraving fees	$200,000
Legal fees and expenses	$365,000
Accounting fees and expenses	$70,000
Transfer agent and registrar fees	$7,500
Miscellaneous expenses	$10,000

Total	$703,748

(1)	Of this registration fee, $12,382.39 was paid using available funds from the past filings with the SEC.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On October 19, 2012, we issued an aggregate of 1,000 Class A common shares to AH LLC in connection with our formation in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On November 20, 2012, and November 29, 2012, we issued an aggregate of 670,000 options to purchase our Class A common shares to members of our board of trustees and the executive team, employees and other service providers of American Homes 4 Rent Advisor, LLC, our former manager, under the 2012 Incentive Plan, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On December 10, 2012, we completed a private placement of 35,360,898 Class A common shares to certain institutional and individual investors at a price per share of $15.00, for an aggregate offering price of approximately $530.4 million, and net proceeds of approximately $494.8 million after deducting initial purchaser’s discount and placement fees of $34.3 million and other offering expenses (the “Initial Private Placement”). The offer and sale of our Class A common shares in the Initial Private Placement was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering.

On December 31, 2012, our operating partnership issued 653,492 3.5% convertible perpetual preferred units, which are convertible into Class A units any time after June 30, 2013, to AH LLC, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On December 31, 2012, we issued 3,300,000 Class A common shares and 667 Class B common shares and our operating partnership issued 32,667 Class A units to AH LLC at a price of $15.00 per share or unit in exchange for the contribution of certain single-family properties valued at $49.4 million and $0.6 million in cash. No sales commission or other consideration was paid in connection with the issuance of these securities. The transaction was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On February 28, 2013, we issued to AH LLC 634,408 Class B common shares, and our operating partnership issued to AH LLC 31,085,974 Series C units, in each case based upon a price per share or unit of $15.50, in exchange for the 2,770 single-family properties for a maximum agreed upon value of approximately $491.7 million, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On March 14, 2013, we completed a private placement of 46,718,750 Class A common shares to certain institutional and individual investors at a price per share of $16.00, for an aggregate offering price of approximately $747.5 million, and net proceeds of approximately $703.5 million after deducting initial purchaser’s discount and placement fees of $42.4 million and other offering expenses (the “Follow-On Private Placement”, and together with the Initial Private Placement, the “Private Placements”). The offer and sale of our Class A common shares in the Follow-On Private Placement was exempt from registration under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as a transaction not involving a public offering.

FBR Capital Markets & Co., or FBR, served as the initial purchaser and placement agent for the Private Placements. In both Private Placements, some of the Class A common shares were reoffered by FBR to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act or to certain persons outside the United States in offshore transactions in reliance on Regulation S under the Securities Act. The remainder of the Class A common shares were offered pursuant to a private placement to “accredited investors,” as defined in Rule 501 under the Securities Act, with FBR acting as the placement agent.

On June 10, 2013, in connection with our Management Internalization, our operating partnership issued to AH LLC 4,375,000 Series D units and 4,375,000 Series E units as consideration for the acquisition of our former manager and our former property manager from AH LLC, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On June 11, 2013, we issued 43,609,394 Class A common shares to APFC and our operating partnership issued 12,395,965 Class A units to AH LLC as consideration for the Alaska Joint Venture Acquisition, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

On August 6, 2013, we issued 1,562,500 Class A common shares to APFC and 3,125,000 Class A common shares to AH LLC in private placements concurrent with our initial public offering, in reliance on an exemption from registration under Section 4(a)(2) of the Securities Act, as a transaction not involving a public offering.

Item 34.	Indemnification of Trustees and Officers.

The Maryland statute governing REITs formed under the laws of that state, or the Maryland REIT law, permits a Maryland REIT to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our declaration of trust contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The Maryland REIT law permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors and officers of a Maryland corporation. The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify a director or officer for an adverse judgment in a suit by or in the right of the corporation or if the director or officer was adjudged liable on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our declaration of trust and bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former trustee or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a trustee or officer of our company and at our request, serves or has served another corporation, REIT, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner, trustee, member or manager of such corporation, REIT, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our declaration of trust and bylaws also permit us, with the approval of our board of trustees, to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and to any employee or agent of our company or a predecessor of our company.

We have entered into indemnification agreements with each of our trustees and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of trustees, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None of the proceeds will be contributed to an account other than the appropriate capital account.

Item 36.	Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 for an index to the financial statements included in the registration statement.

(b)	Exhibits. The following exhibits are filed as part of this registration statement on Form S-11:

Exhibit Number	Exhibit Document

1.1**	Form of Underwriting Agreement

2.1	Amended and Restated Contribution Agreement, dated December 28, 2012, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One LLC and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.2	First Amendment to Amended and Restated Contribution Agreement, dated January 30, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent Properties One, LLC and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.3	Second Amendment to Amended and Restated Contribution Agreement, dated March 18, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent Properties One, LLC and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.4	Contribution Agreement, dated February 25, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent, American Homes 4 Rent, L.P. and AH4R Properties Holdings, LLC (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.5	Contribution Agreement, dated May 28, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent and American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.6	Contribution Agreement, dated June 11, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, LLC, Alaska Permanent Fund Corporation, American Homes 4 Rent, L.P., American Homes 4 Rent I, LLC and American Homes 4 Rent TRS, LLC (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

3.1	Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

3.2	First Articles of Amendment to Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

Exhibit Number	Exhibit Document

3.3	Form of Articles Supplementary for American Homes 4 Rent 5.000% Series A Participating Preferred Shares

3.4	Amended and Restated Bylaws of American Homes 4 Rent (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

4.1	Specimen Class A Common Share Certificate of American Homes 4 Rent (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

5.1**	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

8.1**	Opinion of Hogan Lovells US LLP regarding certain tax matters

10.1	Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.2	First Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.3	Amended and Restated Second Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.4	Third Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.5	Fourth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.6**	Form of Fifth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.7	Registration Rights Agreement, dated November 21, 2012, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.8	Registration Rights Agreement, dated March 14, 2013, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.9	Registration Rights Agreement, dated June 10, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.10	Registration Rights Agreement, dated June 11, 2013, by and among American Homes 4 Rent and Alaska Permanent Fund Corporation (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

Exhibit Number	Exhibit Document

10.11	Investor Subscription Agreement, dated November 21, 2012, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.12	Amendment to Investor Subscription Agreement, dated April 16, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.13	Master Loan and Security Agreement, dated March 7, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.14	Increased Commitment Supplement, Omnibus Joinder and Amendment Agreement, dated June 6, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC, AH4R Properties, LLC, for itself and each of the entities listed in Annex I to the Increased Commitment Supplement, Omnibus Joinder and Amendment Agreement as Joining Borrowers, American Homes 4 Rent, L.P., American Homes 4 Rent, Wells Fargo Bank, National Association, Goldman Sachs Bank USA, J.P. Morgan Chase Bank N.A., and Bank of America, National Association (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.15	Second Omnibus Joinder Amendment Agreement, dated June 21, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC, American Homes 4 Rent, L.P., AH4R Properties, LLC, for itself and the entities listed in Annex I to the Second Omnibus Joinder Amendment Agreement as Existing Borrowers, American Homes 4 Rent I, LLC, for itself and the entities listed in Annex I to the Second Omnibus Joinder Amendment Agreement as Joining Borrowers, Wells Fargo Bank, National Association, J.P. Morgan Chase Bank, N.A., Bank of America, National Association and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.16	Increased Commitment Supplement and Third Omnibus Amendment Agreement, dated September 30, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC, American Homes 4 Rent, L.P., AH4R Properties, LLC, for itself and each of the entities listed in Annex I as Existing Borrowers, American Homes 4 Rent I, LLC, Wells Fargo Bank, National Association and J.P. Morgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (SEC File No. 333-191173) filed September 30, 2013)

10.17	Employee Administration Agreement, dated June 10, 2013, by and among American Homes 4 Rent and Malibu Management Inc. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

Exhibit Number	Exhibit Document

10.18	Amended and Restated Agreement on Investment Opportunities, dated June 10, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.19†	Amended and Restated American Homes 4 Rent 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

10.20†	Form of Nonqualified Share Option Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.21†	Form of Indemnification Agreement with Trustees and Executive Officers (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.22	Share Purchase Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

10.23	Amendment to Registration Rights Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

10.24	Share Purchase Agreement, dated July 22, 2013, by and between American Homes 4 Rent and the Alaska Permanent Fund Corporation (incorporated by reference to Exhibit 10.22 to Amendment No. 3 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 30, 2013)

21.1**	List of Subsidiaries of American Homes 4 Rent

23.1	Consent of BDO USA, LLP

23.2**	Consent of John Burns Real Estate Consulting, LLC

23.3**	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)

23.4**	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on the signature page to this registration statement (SEC File No. 333-191015) filed September 5, 2013)

99.1	John Burns Real Estate Consulting, LLC Market Study (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

Exhibit Number	Exhibit Document

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase.

101.LAB**	XBRL Taxonomy Extension Label Linkbase.

101.PRE**	XBRL Taxonomy Extension Presentation Link.

**	Previously filed.
†	Indicates management contract or compensatory plan.

Item 37.	Undertakings.

(a)	Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(b)	The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Agoura Hills, state of California on October 18, 2013.

AMERICAN HOMES 4 RENT

By:	/s/ David P. Singelyn
David P. Singelyn
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ David P. Singelyn	Date: October 18, 2013
David P. Singelyn Chief Executive Officer and Trustee (Principal Executive Officer)

By:	/s/ Peter J. Nelson	Date: October 18, 2013
Peter J. Nelson Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By:	*	Date: October 18, 2013
B. Wayne Hughes (Non-Executive Chairman)

By:	*	Date: October 18, 2013
John Corrigan Chief Operating Officer and Trustee (Trustee)

By:	*	Date: October 18, 2013
Dann V. Angeloff (Trustee)

By:	*	Date: October 18, 2013
Matthew J. Hart (Trustee)

By:	*	Date: October 18, 2013
James H. Kropp (Trustee)

By:	*	Date: October 18, 2013
Lynn Swann (Trustee)

By:	*	Date: October 18, 2013
Kenneth Woolley (Trustee)

By:	/s/ David P. Singelyn
Attorney-in-fact

Exhibit Index

Exhibit Number	Exhibit Document

1.1**	Form of Underwriting Agreement

2.1	Amended and Restated Contribution Agreement, dated December 28, 2012, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent, Properties One LLC and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.2	First Amendment to Amended and Restated Contribution Agreement, dated January 30, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent Properties One, LLC and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 2.2 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.3	Second Amendment to Amended and Restated Contribution Agreement, dated March 18, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, L.P., American Homes 4 Rent Properties One, LLC and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 2.3 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.4	Contribution Agreement, dated February 25, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent, American Homes 4 Rent, L.P. and AH4R Properties Holdings, LLC (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.5	Contribution Agreement, dated May 28, 2013, by and among American Homes 4 Rent, LLC, American Homes 4 Rent and American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

2.6	Contribution Agreement, dated June 11, 2013, by and among American Homes 4 Rent, American Homes 4 Rent, LLC, Alaska Permanent Fund Corporation, American Homes 4 Rent, L.P., American Homes 4 Rent I, LLC and American Homes 4 Rent TRS, LLC (incorporated by reference to Exhibit 2.6 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

3.1	Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

3.2	First Articles of Amendment to Articles of Amendment and Restatement of Declaration of Trust of American Homes 4 Rent (incorporated by reference to Exhibit 3.2 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

3.3	Form of Articles Supplementary for American Homes 4 Rent 5.000% Series A Participating Preferred Shares

3.4	Amended and Restated Bylaws of American Homes 4 Rent (incorporated by reference to Exhibit 3.3 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

4.1	Specimen Class A Common Share Certificate of American Homes 4 Rent (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

Exhibit Number	Exhibit Document

5.1**	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered

8.1**	Opinion of Hogan Lovells US LLP regarding certain tax matters

10.1	Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.2	First Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.3	Amended and Restated Second Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.4	Third Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.5	Fourth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P. (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.6**	Form of Fifth Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.

10.7	Registration Rights Agreement, dated November 21, 2012, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.8	Registration Rights Agreement, dated March 14, 2013, by and among American Homes 4 Rent, American Homes 4 Rent Advisor, LLC and FBR Capital Markets & Co. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.9	Registration Rights Agreement, dated June 10, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.10	Registration Rights Agreement, dated June 11, 2013, by and among American Homes 4 Rent and Alaska Permanent Fund Corporation (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.11	Investor Subscription Agreement, dated November 21, 2012, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.10 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.12	Amendment to Investor Subscription Agreement, dated April 16, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

Exhibit Number	Exhibit Document

10.13	Master Loan and Security Agreement, dated March 7, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.14	Increased Commitment Supplement, Omnibus Joinder and Amendment Agreement, dated June 6, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC, AH4R Properties, LLC, for itself and each of the entities listed in Annex I to the Increased Commitment Supplement, Omnibus Joinder and Amendment Agreement as Joining Borrowers, American Homes 4 Rent, L.P., American Homes 4 Rent, Wells Fargo Bank, National Association, Goldman Sachs Bank USA, J.P. Morgan Chase Bank N.A., and Bank of America, National Association (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.15	Second Omnibus Joinder Amendment Agreement, dated June 21, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC, American Homes 4 Rent, L.P., AH4R Properties, LLC, for itself and the entities listed in Annex I to the Second Omnibus Joinder Amendment Agreement as Existing Borrowers, American Homes 4 Rent I, LLC, for itself and the entities listed in Annex I to the Second Omnibus Joinder Amendment Agreement as Joining Borrowers, Wells Fargo Bank, National Association, J.P. Morgan Chase Bank, N.A., Bank of America, National Association and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.16	Increased Commitment Supplement and Third Omnibus Amendment Agreement, dated September 30, 2013, by and among American Homes 4 Rent Properties One, LLC, American Homes 4 Rent Properties Two, LLC, American Homes 4 Rent Properties Three, LLC, American Homes 4 Rent Properties Four, LLC, American Homes 4 Rent Properties Five, LLC, American Homes 4 Rent Properties Six, LLC, American Homes 4 Rent, L.P., AH4R Properties, LLC, for itself and each of the entities listed in Annex I as Existing Borrowers, American Homes 4 Rent I, LLC, Wells Fargo Bank, National Association and J.P. Morgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s Registration Statement on Form S-11 (SEC File No. 333-191173) filed September 30, 2013)

10.17	Employee Administration Agreement, dated June 10, 2013, by and among American Homes 4 Rent and Malibu Management Inc. (incorporated by reference to Exhibit 10.15 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.18	Amended and Restated Agreement on Investment Opportunities, dated June 10, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.19†	Amended and Restated American Homes 4 Rent 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.17 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

Exhibit Number	Exhibit Document

10.20†	Form of Nonqualified Share Option Agreement (incorporated by reference to Exhibit 10.18 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.21†	Form of Indemnification Agreement with Trustees and Executive Officers (incorporated by reference to Exhibit 10.19 to Amendment No. 1 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed June 25, 2013)

10.22	Share Purchase Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.20 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

10.23	Amendment to Registration Rights Agreement, dated July 18, 2013, by and among American Homes 4 Rent and American Homes 4 Rent, LLC (incorporated by reference to Exhibit 10.21 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

10.24	Share Purchase Agreement, dated July 22, 2013, by and between American Homes 4 Rent and the Alaska Permanent Fund Corporation (incorporated by reference to Exhibit 10.22 to Amendment No. 3 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 30, 2013)

21.1**	List of Subsidiaries of American Homes 4 Rent

23.1	Consent of BDO USA, LLP

23.2**	Consent of John Burns Real Estate Consulting, LLC

23.3**	Consent of Hogan Lovells US LLP (included in Exhibit 5.1)

23.4**	Consent of Hogan Lovells US LLP (included in Exhibit 8.1)

24.1	Power of Attorney (included on the signature page to this registration statement (SEC File No. 333-191015) filed September 5, 2013)

99.1	John Burns Real Estate Consulting, LLC Market Study (incorporated by reference to Exhibit 99.1 to Amendment No. 2 to the Company’s IPO Registration Statement on Form S-11 (SEC File No. 333-189103) filed July 19, 2013)

101.INS**	XBRL Instance Document.

101.SCH**	XBRL Taxonomy Extension Schema.

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase.

101.DEF**	XBRL Taxonomy Extension Definition Linkbase.

101.LAB**	XBRL Taxonomy Extension Label Linkbase.

101.PRE**	XBRL Taxonomy Extension Presentation Link.

**	Previously filed.
†	Indicates management contract or compensatory plan.

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